As filed with the Securities and Exchange Commission on May 21, 2014

Registration No. 333-187570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 2

KCAP FINANCIAL, INC.

(Exact Name of Registrant as Specified in Charter)

295 Madison Avenue, 6th Floor
New York, New York 10017
(212) 455-8300

(Address and Telephone Number of Principal Executive Offices)

Dayl W. Pearson
President and Chief Executive Officer
KCAP Financial, Inc.
295 Madison Avenue, 6th Floor
New York, New York 10017

(Name and Address of Agent for Service)

Copy to:

Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, N.W., Suite 700
Washington, DC 20001-3980
Telephone: (202) 383-0100
Facsimile: (202) 637-3593

Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective (check appropriate box)

☒  when declared effective pursuant to Section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(7)
Common Stock, $0.01 par value per share(2)(3)
Preferred Stock, $0.01 par value per share(2)
Warrants(4)
Debt Securities(5)
Total(6)	$250,000,000	(7)	$34,100

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this Registration Statement.
(2)	Subject to Note 7 below, there is being registered hereunder an indeterminate number of shares of common stock or preferred stock as may be sold, from time to time.

(3)	Includes such indeterminate number of shares of common stock as may be issued, from time to time, upon conversion or exchange of other securities registered hereunder, to the extent any such securities are, by their terms, convertible or exchangeable for common stock.
(4)	Subject to Note 7 below, there is being registered hereunder an indeterminate number of warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities.
(5)	Subject to Note 7 below, there is being registered hereunder an indeterminate number of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $250,000,000.
(6)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this Registration Statement exceed $250,000,000.
(7)	Previously paid.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 21, 2014

Prospectus

$250,000,000

Common Stock
Preferred Stock
Warrants
Debt Securities

We are an internally managed, non-diversified closed-end investment company that is regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). We have three principal areas of investment.

First, we originate, structure, and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies (the “Debt Securities Portfolio”). In addition, from time to time we may invest in the equity securities of privately held middle market companies.

Second, we have invested in asset management companies (Katonah Debt Advisors and Trimaran Advisors, collectively the “Asset Manager Affiliates”) who manage collateralized loan obligation funds (“CLO Funds”).

Third, we invest in debt and equity securities issued by CLO Funds managed by our Asset Manager Affiliates or by other asset managers (the “CLO Fund Securities”).

In our Debt Securities Portfolio, our investment objective is to generate current income and, to a lesser extent, capital appreciation from the investments made in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We define the middle market as comprising companies with earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $10 million to $50 million and/or total debt of $25 million to $150 million. We primarily invest in first and second lien term loans which, because of their priority in a company’s capital structure, we expect will have lower default rates and higher rates of recovery of principal if there is a default and therefore we expect them to generate a stable stream of interest income. We also invest in mezzanine debt, which generally is subordinated to senior loans and is generally unsecured. The investments in our Debt Securities Portfolio are all or predominantly below investment grade, which are often referred to as “junk,” and have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. While our primary investment focus is making loans to, and selected equity investments in, privately-held middle market companies, we may also invest in other investments such as loans to larger, publicly-traded companies, high-yield bonds and distressed debt securities. We may also receive warrants or options to purchase common stock in connection with our debt investments.

With respect to our Asset Manager Affiliates investment, we expect to receive recurring dividend distributions and to generate capital appreciation through the addition of new CLO Funds managed by our Asset Manager Affiliates. The Asset Manager Affiliates manage CLO Funds which invest in broadly syndicated loans, high-yield bonds and other credit instruments. Collectively, the Asset Manager Affiliates have approximately $3.2 billion of par value assets under management. The Asset Manager Affiliates are registered under the Investment Advisers Act of 1940, and are managed independently from the Company by a separate portfolio management team.

In our investments in CLO Fund Securities, which are primarily made up of a minority investment in the subordinated securities or preferred stock of CLO Funds raised and managed by our Asset Manager Affiliates, are anticipated to provide the Company with recurring cash distributions and complement the growth of our Asset Manager Affiliates.

We may offer, from time to time in one or more offerings, up to $250,000,000 of shares of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, which we refer to collectively as the “securities.” Our securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

Our securities may be offered directly to one or more purchasers through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our securities through agents, underwriters or dealers without delivery of this prospectus and a prospectus supplement describing the method and terms of the offering of such securities.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “KCAP.” On May 20, 2014, the last reported sales price on the NASDAQ Global Select Market for our common stock was $8.01 per share. We are required to determine the net asset value per share of our common stock on a quarterly basis. The net asset value per share of our common stock as of March 31, 2014 was $7.62.

Please read this prospectus and any accompanying prospectus supplement before investing and keep it for future reference. This prospectus and any accompanying prospectus supplement contain important information about us that a prospective investor should know before investing in our securities. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information is available free of charge by contacting us at 295 Madison Avenue, 6th Floor, New York, New York 10017, by telephone at (212) 455-8300, or on our website at http://www.kcapinc.com. The information on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The SEC also maintains a website at www.sec.gov that contains such information.

Shares of closed-end investment companies such as ours frequently trade at a discount to their net asset value. This risk is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our common stock will trade above, at or below net asset value. On August 9, 2013, our common stockholders voted to allow us to issue common stock at a price below net asset value per share until the earlier of the twelve-month period following such approval and our 2014 annual meeting of stockholders. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. See “Sales of Common Stock Below Net Asset Value” in this prospectus

Investing in our securities is speculative and involves numerous risks, including the risks associated with the use of leverage. For more information regarding these risks, please see “Risk Factors” beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if either this prospectus or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 21, 2014.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, up to $250,000,000 of our securities on terms to be determined at the time of the offering. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any accompanying prospectus supplement together with the additional information described under “Risk Factors” and “Available Information” before you make an investment decision.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any accompanying supplement to this prospectus. You must not rely on any unauthorized information or representations not contained in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus and any accompanying prospectus supplement is accurate as of the dates on their respective covers. Our financial condition, results of operations and prospects may change subsequent to such dates. To the extent required by law, we will amend or supplement the information contained in this prospectus and any accompanying prospectus supplement to reflect any material changes to such information subsequent to the date of this prospectus and any accompanying prospectus supplement and prior to the completion of any offering pursuant to this prospectus and any accompanying prospectus supplement.

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KCAP Financial, Inc., our logo and other trademarks of KCAP Financial, Inc., mentioned in this prospectus are the property of KCAP Financial, Inc. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus and may not contain all of the information that is important to you. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus. In this prospectus, unless the context otherwise requires, the terms the “Company,” “KCAP Financial,” “we,” “us” and “our” refer to KCAP Financial, Inc., in each case together with our wholly-owned portfolio companies Katonah Debt Advisors, L.L.C. and Trimaran Advisors, L.L.C. “Katonah Debt Advisors” refers to Katonah Debt Advisors, L.L.C. and related affiliates controlled by us. “Trimaran Advisors” refers to Trimaran Advisors, L.L.C. and related affiliates controlled by us.

Overview

We are an internally managed, non-diversified closed-end investment company that is regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). We have three principal areas of investment.

First, we originate, structure, and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies (the “Debt Securities Portfolio”). In addition, from time to time we may invest in the equity securities of privately held middle market companies.

Second, we have invested in asset management companies (Katonah Debt Advisors and Trimaran Advisors, collectively the “Asset Manager Affiliates”) who manage collateralized loan obligation funds (“CLO Funds”).

Third, we invest in debt and equity securities issued by CLO Funds managed by our Asset Manager Affiliates or by other asset managers (the “CLO Fund Securities”).

In our Debt Securities Portfolio, our investment objective is to generate current income and, to a lesser extent, capital appreciation from the investments made in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We define the middle market as comprising companies with earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $10 million to $50 million and/or total debt of $25 million to $150 million. We primarily invest in first and second lien term loans which, because of their priority in a company’s capital structure, we expect will have lower default rates and higher rates of recovery of principal if there is a default and therefore we expect them to generate a stable stream of interest income. We also invest in mezzanine debt, which generally is subordinated to senior loans and is generally unsecured. While our primary investment focus is making loans to, and selected equity investments in, privately-held middle market companies, we may also invest in other investments such as loans to larger, publicly-traded companies, high-yield bonds and distressed debt securities. We may also receive warrants or options to purchase common stock in connection with our debt investments.

With respect to our Asset Manager Affiliates investment, we expect to receive recurring dividend distributions and to generate capital appreciation through the addition of new CLO Funds managed by our Asset Manager Affiliates. The Asset Manager Affiliates manage CLO Funds which invest in broadly syndicated loans, high-yield bonds and other credit instruments. Collectively, the Asset Manager Affiliates have approximately $3.2 billion of par value assets under management. The Asset Manager Affiliates are registered under the Investment Advisers Act of 1940, and are managed independently from the Company by a separate portfolio management team.

In our investments in CLO Fund Securities, which are primarily made up of a minority investment in the subordinated securities or preferred stock of CLO Funds raised and managed by our Asset Manager Affiliates, are anticipated to provide the Company with recurring cash distributions and complement the growth of our Asset Manager Affiliates.

Because we are internally managed by our executive officers under the supervision of our Board of Directors and do not depend on a third party investment advisor, we do not pay investment advisory fees, but instead incur the operating costs associated with employing investment and portfolio management professionals. We believe that our internally managed structure provides us with a beneficial operating expense structure when compared to other publicly-traded and privately-held investment firms which are externally managed, and our internally managed structure allows us the opportunity to leverage our non-interest operating expenses as we grow our investment portfolio. For the year ended December 31, 2013, the ratio of our total operating expenses, excluding interest expense, as a percentage of our quarterly average total assets was 1%, compared to 2% for the year ended December 31, 2012.

As a BDC, we are required to comply with regulatory requirements, including limitations on our use of debt. We are permitted to, and expect to continue to, finance our investments through borrowings. However, as a BDC, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. The 1940 Act also generally prohibits us from declaring any cash dividend or distribution on any class of our capital stock if our asset coverage is below 200% at the time of the declaration of the dividend or distribution.

We intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us. Because we also recognize the need to have funds available for operating our business and to make investments, we seek to have adequate liquidity at all times to cover normal cyclical swings in funding availability and to allow us to meet abnormal and unexpected funding requirements. As a result, we may hold varying amounts of cash and other short-term investments from time-to-time for liquidity purposes.

The investments in our Debt Securities Portfolio are all or predominantly below investment grade, which are often referrred to as “junk,” and have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

We were formed in August 2006, as Kohlberg Capital Corporation. In December 2006, we completed our initial public offering (“IPO”), which raised net proceeds of approximately $200 million after the exercise of the underwriters’ over-allotment option. In connection with our IPO, we issued an additional 3,484,333 shares of our common stock in exchange for the ownership interests of Katonah Debt Advisors.

In April 2008, the Company completed a rights offering that resulted in the issuance of 3.1 million shares of our common stock, and net proceeds of $27 million.

On February 29, 2012, the Company purchased Trimaran Advisors, L.L.C. (“Trimaran Advisors”), a CLO manager similar to Katonah Debt Advisors, with assets under management of approximately $1.5 billion, for total consideration of $13.0 million in cash and 3,600,000 shares of the Company’s common stock. Contemporaneous with the acquisition of Trimaran Advisors, the Company acquired from Trimaran Advisors equity interests in certain CLO Funds managed by Trimaran Advisors for an aggregate purchase price of $12.0 million in cash. As of March 31, 2014, Katonah Debt Advisors and Trimaran Advisors are the Company’s only wholly-owned portfolio companies (collectively the “Asset Manager Affiliates”) and have approximately $3.0 billion of par value assets under management. The Asset Manager Affiliates are registered under the Investment Advisers Act of 1940 (the “Advisers Act”), and are managed independently from the Company by a separate portfolio management team.

On July 11, 2012, we changed our name from Kohlberg Capital Corporation to KCAP Financial, Inc.

On February 14, 2013, the Company completed a public offering of 5,232,500 shares of common stock, which included the underwriters’ full exercise of their option to purchase up to 682,500 shares of common stock, at a price of $9.75 per share, raising approximately $51.0 million in gross proceeds. In conjunction with this offering, the Company also sold 200,000 shares of common stock to a member of its Board of Directors, at a price of $9.31125 per share, raising approximately $1.9 million in gross proceeds.

Including employees of our Asset Manager Affiliates, we employ an experienced team of 16 investment professionals and 30 total staff members. Dayl W. Pearson, our President and Chief Executive Officer, and one of our directors, has been in the financial services industry for over 37 years. During the past 21 years, Mr. Pearson has focused almost exclusively on the middle market and has originated, structured and underwritten over $7 billion of debt and equity securities. R. Jon Corless, our Chief Investment Officer with primary responsibility for the Debt Securities Portfolio, has managed investment portfolios in excess of $4 billion at several institutions and has been responsible for managing portfolios of leveraged loans, high-yield bonds, mezzanine securities and middle market loans. Dominick J. Mazzitelli is the President and portfolio manager of the Asset Manager Affiliates. He has 20 years of experience within the credit markets, with most of his career focused on the leveraged finance markets. Edward U. Gilpin, our Chief Financial Officer, Secretary and Treasurer, has been in financial services for nearly 30 years, with significant experience in overseeing the financial operations and reporting for asset management businesses, including the fair value accounting of CLO securities owned by them.

Under the investment company rules and regulations pursuant to Article 6 of Regulation S-X and the “Audit and Accounting Guide for Investment Companies” issued by the AICPA (the “AICPA Guide”), we are precluded from consolidating portfolio company investments, including those in which we have a controlling interest, unless the portfolio company is another investment company. An exception to this general principle in the AICPA Guide occurs if we own a controlled operating company that provides all or substantially all of its services directly to us, or to an investment company of ours. None of the investments made by us qualify for this exception. Therefore, our portfolio investments, including our investments in the Asset Manager Affiliates, are carried on the balance sheet at fair value with any adjustments to fair value recognized as “Net Change in Unrealized Appreciation (Depreciation)” in our statement of operations until the investment is exited, at which point any gain or loss on exit is reclassified and recognized as a “Net Realized Gain (Loss) from Investments.”

We have elected to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code (the “Code”) and intend to operate in a manner to maintain our RIC tax treatment. Accordingly, we generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our shareholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, for each year.

Investment Portfolio

•	Internally managed structure and significant management resources. We are internally managed by our executive officers under the supervision of our Board of Directors and do not depend on a third party investment advisor. As a result, we do not pay investment advisory fees and all of our income is available to pay our operating costs, which include employing investment and portfolio management professionals, and to make distributions to our stockholders. We believe that our internally managed structure provides us with a beneficial operating expense structure when compared to other publicly traded and privately-held investment firms that are externally managed, and our internally managed structure allows us the opportunity to leverage our non-interest operating expenses as we grow our investment portfolio.
•	Multiple sourcing capabilities for middle market investments. We have multiple sources of loans, mezzanine investments and equity investments through our industry relationships.
•	Disciplined investment process. We employ a rigorous credit review and due diligence process which our senior management has developed over an average of approximately 25 years of investing experience.
•	Investments across a wide variety of industries. Our Debt Security Portfolio is spread across 24 different industries and 93 different entities with an average par balance per investment of approximately $3.8 million.
•	Significant equity ownership and alignment of incentives. Our Directors and senior management team and the senior management team of our Asset Manager Affiliates together have a significant equity interest in the Company, ensuring that their incentives are strongly aligned with those of our stockholders.
•	100% ownership of Asset Manager Affiliates. Our CLO Fund investments and management of those securities through the Asset Manager Affiliates provide us with a competitive advantage by creating synergies with our investment operations and a source of recurring dividend cash flows.

Our investment portfolios generates net investment income, which is generally used to pay principal and interest on our borrowings, operating expenses, and to fund our dividends. Our investment portfolios consist of three primary components: the Debt Securities Portfolio, the CLO Fund Securities and our investment in our wholly owned Asset Manager Affiliates.

Debt Securities Portfolio.  We target middle market companies that have strong historical cash flows, experienced management teams and identifiable and defendable market positions in industries with positive dynamics. We generally target companies that generate positive cash flows because we look to cash flows as the primary source for servicing debt.

We employ a disciplined approach in the selection and monitoring of our investments. Generally, we target investments that will generate a current return through interest income to provide for stability in our net income and place less reliance on realized capital gains from our investments. Our investment philosophy is focused on preserving capital with an appropriate return profile relative to risk. Our investment due diligence and selection generally focuses on an underlying issuer’s net cash flow after capital expenditures to service its debt rather than on multiples of net income, valuations or other broad benchmarks which frequently miss the nuances of an issuer’s business and prospective financial performance. We also generally avoid concentrations in any one industry or issuer. We manage risk by following our internal credit policies and procedures.

When we extend senior secured term loans, we will generally take a security interest in the available assets of the portfolio company, including the equity interests of their subsidiaries, which we expect to help mitigate the risk that we will not be repaid. Nonetheless, there is a possibility that our lien could be subordinated to claims of other creditors. Structurally, mezzanine debt ranks subordinate in priority of payment to senior term loans and is often unsecured. Relative to equity, mezzanine debt ranks senior to common and preferred equity in a borrower’s capital structure. Typically, mezzanine debt has elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with a loan, while providing an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest that is typically in the form of equity purchased at the time the mezzanine loan is repaid or warrants to purchase equity at a future date at a fixed cost. Mezzanine debt generally earns a higher return than senior secured debt due to its higher risk profile and usually less restrictive covenants. The warrants associated with mezzanine debt are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. Mezzanine debt also may include a “put” feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed formula.

Below are summary attributes for our Debt Securities Portfolio as of and for the period ended March 31, 2014:

•	represents approximately 61.7% of total investment portfolio;
•	represents credit instruments issued by corporate borrowers;
•	primarily senior secured and junior secured loans (57.7% and 20.8% of debt securities, respectively);
•	spread across 24 different industries and 93 different entities;
•	average par balance per investment of approximately $3.8 million;
•	all but four issuers (representing less than 1% of total investments at fair value) are current on their debt service obligations;
•	weighted average interest rate of 7.6% on income producing debt investments.

Our investments generally average between $1 million to $20 million, although particular investments may be larger or smaller. The size of individual investments will vary according to their priority in a company’s capital structure, with larger investments in more secure positions in an effort to maximize capital preservation. We expect that the size of our investments and maturity dates may vary as follows:

•	senior secured term loans from $2 to $20 million maturing in five to seven years;
•	second lien term loans from $5 to $15 million maturing in six to eight years;

•	senior unsecured loans $5 to $23 million maturing in six to eight years;
•	mezzanine loans from $5 to $15 million maturing in seven to ten years; and
•	equity investments from $1 to $5 million.

Asset Manager Affiliates.  We expect to receive distributions of recurring dividends and seek to generate capital appreciation from our investment in our Asset Manager Affiliates. As a manager of the CLO Funds, our Asset Manager Affiliates receive contractual and recurring management fees from the CLO Funds for their management and advisory services. In addition, our Asset Manager Affiliates may also earn income related to net interest on assets accumulated for future CLO issuances on which they have provided a first loss guaranty in connection with loan warehouse arrangements for their CLO Funds. Our Asset Manager Affiliates generate annual pre-tax operating income equal to the amount by which their fee income exceeds their operating expenses.

The annual management fees which our Asset Manager Affiliates receive are generally based on a fixed percentage of the par value of assets under management and are recurring in nature for the term of the CLO Fund so long as the Asset Manager Affiliates manage the fund. As a result, the management fees earned by our Asset Manager Affiliates are not subject to market value fluctuations in the underlying collateral. The management fees our Asset Manager Affiliates receive generally have three components: a senior management fee and a subordinated management fee. Currently, all CLO Funds managed by Asset Manager Affiliates are paying both their senior and subordinated management fees on a current basis.

Our Asset Manager Affiliates may receive incentive fees from CLO Funds they manage provided such CLO Funds have achieved a minimum investment return to holders of their subordinated securities or preferred shares. Subject to market conditions, we expect to continue to make investments in CLO Funds managed by our Asset Manager Affiliates, which we believe will provide us with a current cash investment return. We believe that these investments will provide our Asset Manager Affiliates with greater opportunities to access new sources of capital, which will ultimately increase our Asset Manager Affiliates’ assets under management and resulting management fee income. Currently, four CLO Funds have achieved the minimum investment return threshold and our Asset Manager Affiliates are receiving incentive fees from those CLO Funds.

The after-tax net income that our Asset Manager Affiliates generate through the fees they receive for managing CLO Funds and after paying their expenses pursuant to an overhead allocation agreement with the Company associated with their operations, including compensation of their employees, may be distributed to us. Cash distributions of our Asset Manager Affiliates’ net income are recorded as “Dividends From Asset Manager Affiliates” in our financial statements when declared.

Below are summary attributes for our Asset Manager Affiliates, as of March 31, 2014:

•	represent approximately 17% of total investment portfolio;
•	have approximately $3.0 billion of assets under management;
•	receive contractual and recurring asset management fees based on par value of managed investments;
•	may receive an incentive management fee from a CLO Fund, provided that the CLO Fund achieves a minimum designated return on investment. Currently, four such funds are paying such incentive fees to our Asset Manager Affiliates.
•	dividends paid by our Asset Manager Affiliates are recognized as dividend income from affiliate asset manager on our statement of operations and are an additional source of income to pay our dividend and service our debt obligations; and
•	for the period ended March 31, 2014, we recognized $3.0 million in dividends from our Asset Manager Affiliates.

CLO Fund Securities.  Subject to market conditions, we expect to continue to make investments in the CLO Funds managed by our Asset Manager Affiliates, which we believe will provide us with a current cash investment return. We believe that these investments will provide our Asset Manager Affiliates with greater opportunities to access new sources of capital which will ultimately increase our Asset Manager Affiliates’ assets under management and resulting management fee income.

Below are summary attributes for our CLO Fund Securities, as of March 31, 2014, unless otherwise specified:

•	CLO Fund Securities represent approximately 18.1% of total investment portfolio at March 31, 2014;
•	82.0% of CLO Fund Securities represent investments in subordinated securities or equity securities issued by CLO Funds and 18.0% of CLO Fund Securities are rated notes;
•	all CLO Funds invest primarily in credit instruments issued by corporate borrowers;
•	generated $4.9 million of distributions to us during the period ended March 31, 2014;
•	seventeen different CLO Fund Securities; thirteen of which are managed by our Asset Manager Affiliates; and

two CLO Fund Securities, not managed by the Asset Manager Affiliates, representing a fair value of $476,000, are not currently providing a dividend payment to us.

RISK FACTORS

Investing in us involves significant risks. The following is a summary of certain risks that you should carefully consider before investing in us. For a further discussion of these risk factors, please see “Risk Factors” beginning on page 15.

Risks Related to Our Business and Structure

•	We are dependent upon our senior management for our future success, and if we are unable to hire and retain qualified personnel or if we lose any member of our senior management team, our ability to achieve our investment objective could be significantly harmed.
•	We operate in a highly competitive market for investment opportunities.
•	If we are unable to source investments effectively, we may be unable to achieve our investment objective.
•	Our business model depends to a significant extent upon strong referral relationships, and our inability to maintain or develop these relationships, as well as the failure of these relationships to generate investment opportunities, could adversely affect our business.
•	We may have difficulty paying our distributions to maintin RIC status if we recognize income before or without receiving cash equal to such income.
•	We may incur losses as a result of “first loss” agreements into which we or our Asset Manager Affiliates may in the future enter into in connection with warehousing credit arrangements which we may put in place prior to raising a CLO Fund and pursuant to which we would typically agree to reimburse credit providers for a portion of losses (if any) on warehouse investments.
•	Any unrealized losses we experience on our loan portfolio may be an indication of future realized losses, which could reduce our income available to make distributions.
•	We may experience fluctuations in our quarterly and annual operating results and credit spreads.
•	We are exposed to risks associated with changes in interest rates and spreads.
•	We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.
•	Our indebtedness could adversely affect our financial health and our ability to respond to changes in our business.

•	Economic recessions or downturns may have a material adverse effect on our business, financial condition and results of operations, and could impair the ability of our portfolio companies to repay loans.
•	Further downgrades of the U.S. credit rating, impending automatic spending cuts or another government shutdown could negatively impact our liquidity, financial condition and earnings.
•	Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.
•	Because we intend to continue to distribute substantially all of our income and net realized capital gains to our stockholders, we will need additional capital to finance our growth.
•	We may from time to time expand our business through acquisitions, which could disrupt our business and harm our financial condition.
•	Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.
•	Pending legislation may allow us to incur additional leverage.
•	Our businesses may be adversely affected by litigation and regulatory proceedings.
•	Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.
•	Changes in the laws or regulations governing our business and the business of our Asset Manager Affiliates, or changes in the interpretations thereof, and any failure by us or our Asset Manager Affiliates to comply with these laws or regulations, could negatively affect the profitability of our operations.
•	If we do not invest a sufficient portion of our assets in Qualifying Assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.
•	We will be subject to corporate-level U.S. federal income taxes if we are unable to qualify as a RIC under Subchapter M of the Code.
•	We are subject to risks associated with our debt securitization financing transaction.
•	We are subject to certain risks as a result of our indirect interests in the subordinated notes and membership interests of KCAP Senior Funding I, LLC.
•	The subordinated notes and membership interests of the Issuer are subordinated obligations of the Issuer.
•	The Issuer may fail to meet certain coverage tests.
•	We may not receive cash on our equity interests in the Issuer.
•	A significant portion of the assets reflected on our financial statements are held by the Issuer and are subject to security interests under the senior secured notes issued by the Issuer and if it defaults on its obligations under the senior secured notes we and the Issuer may suffer adverse consequences, including foreclosure on those assets.

Risks Related to Our Investments

•	Our investments may be risky, and you could lose all or part of your investment.
•	Our portfolio investments for which there is no readily available market, including our investment in our Asset Manager Affiliates and our investments in CLO Funds, are recorded at fair value as determined in good faith by our Board of Directors. As a result, there is uncertainty as to the value of these investments.

•	We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we may invest a significant portion of our assets in a relatively small number of issuers, which subjects us to a risk of significant loss if any of these issuers defaults on its obligations under any of its debt instruments or as a result of a downturn in the particular industry.
•	Economic recessions or downturns could negatively impact our portfolio companies and harm our operating results.
•	Defaults by our portfolio companies could harm our operating results.
•	When we are a debt or minority equity investor in a portfolio company, which generally is the case, we may not be in a position to control the entity, and its management may make decisions that could decrease the value of our investment.
•	We may have limited access to information about privately held companies in which we invest.
•	Prepayments of our debt investments by our portfolio companies could negatively impact our operating results.
•	We may be unable to invest the net proceeds raised from offerings and repayments from investments on acceptable terms, which would harm our financial condition and operating results.
•	Our portfolio companies may incur debt that ranks equal with, or senior to, our investments in such companies.
•	Second priority liens on collateral securing loans that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.
•	There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.
•	Our investments in equity securities involve a substantial degree of risk.
•	The lack of liquidity in our investments may adversely affect our business.
•	We may not receive any return on our investment in the CLO Funds in which we have invested and we may be unable to raise additional CLO Funds.

Our Corporate Information

Our principal executive offices are located at 295 Madison Avenue, 6th Floor, New York, New York 10017, and our telephone number is (212) 455-8300. We maintain a website on the Internet at http://www.kcapinc.com. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

THE OFFERING

We may offer, from time to time, up to $250,000,000 of our securities, on terms to be determined at the time of the offering. Our securities may be offered at prices and on terms to be disclosed in one or more prospectus supplements.

Our securities may be offered directly to one or more purchasers by us or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to any offering will disclose the terms of the offering, including the name or names of any agents or underwriters involved in the sale of our securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our securities directly or through agents, underwriters or dealers without delivery of this prospectus and a prospectus supplement describing the method and terms of the offering of our securities.

Set forth below is additional information regarding any offering of our securities:

Use of Proceeds
Unless otherwise specified in a prospectus supplement, we expect to use the net proceeds from the sale of our securities for general corporate purposes, which include investing in portfolio companies and CLO Fund Securities in accordance with our investment objective and strategies described elsewhere in this prospectus. See “Use of Proceeds.”
NASDAQ Global Select Market symbol
“KCAP”
Taxation
We have elected to be treated for U.S. federal income tax purposes as a RIC under subchapter M of the Code of and intend to operate in a manner to maintain our RIC tax treatment. Accordingly, we generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or realized capital gains that we timely distribute to our shareholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, for each year.
Leverage
We have issued various types of debt, and in the future may borrow from, and/or issue additional senior securities (such as preferred or convertible debt securities or debt securities) to, banks and other lenders and investors. Subject to prevailing market conditions, we intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us.
Trading
Shares of closed-end investment companies frequently trade at a discount to their net asset value. The risk that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value.
Dividend Reinvestment Plan
We have adopted an “opt out” dividend reinvestment plan.

Certain anti-takeover measures
Our charter and bylaws, as well as certain statutes and regulations, contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. This could delay or prevent a transaction that could give our stockholders the opportunity to realize a premium over the price for their securities.
Available Information
We are required to file annual, quarterly and current periodic reports, proxy statements and other information with the SEC. This information is available in the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC at http://www.sec.gov.
Risk Factors
Your investment in our securities involves a high degree of risk and should be considered highly speculative. See “Risk Factors” in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in an offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Moreover, the information set forth below does not include any transaction costs and expenses that investors will incur in connection with an offering of our securities pursuant to this prospectus and the attached prospectus supplement for that offering. As a result, investors are urged to read the “Fees and Expenses” table contained in any corresponding prospectus supplement to fully understanding the actual transaction costs and expenses they will incur in connection with each such offering. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in the Company.

STOCKHOLDER TRANSACTION EXPENSES (as a percentage of the offering price)
Sales Load	—	%(1)
Offering Expenses	—	%(2)
Dividend Reinvestment Plan Fees		(3)
Total Stockholder Transaction Expenses	—%
ANNUAL EXPENSES (as a percentage of net assets attributable to common stock)
Operating Expenses	1.80	%(4)
Interest Payments on Borrowed Funds	2.29	%(5)
Other Expenses	0.54	%(6)
Acquired Fund Fees and Expenses	1.81	%(7)
Total Annual Expenses	6.44%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Company. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above, and that you would pay a sales load of 4.5% (the estimated underwriting discount to be paid by us with respect to common stock sold by us in an offering).

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$116.73	$245.58	$374.43	$696.56

(1)	In the event that our securities are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.
(2)	In the event that we conduct an offering of our securities, a corresponding prospectus supplement will disclose the estimated offering expenses. Our common stockholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities.
(3)	The expenses associated with the administration of our dividend reinvestment plan are included in “Other Expenses.” The participants in the dividend reinvestment plan pay a pro rata share of brokerage commissions incurred with respect to open market purchases, if any, made by the administrator under the plan. For more details about the plan, see “Dividend Reinvestment Plan.”
(4)	“Operating Expenses” represents an estimate of our annual operating expense. We do not have an investment advisor. We are internally managed by our executive officers under the supervision of our Board of Directors. As a result, we do not pay investment advisory fees. Instead we pay the operating costs associated with employing investment management professionals.
(5)	“Interest Payments on Borrowed Funds” represents an estimate of our annual interest expense based on payments required under our outstanding indebtedness.
(6)	“Other expenses” include our overhead and administrative expenses.
(7)	Reflects the estimated annual collateral manager fees that will be indirectly incurred by us in connection with our investments in CLO Fund Securities during the twelve months following the date of this prospectus. Collateral manager fees are charged on the total assets of the CLO Fund, including the assets acquired with borrowed funds, but are assumed to be paid by the equity holders of the CLO Fund Securities (i.e., from the residual cash flows after interest payments to the senior debt holders in the CLO Fund Securities). Therefore, these collateral manager fees (which generally range from 0.25% to 0.50%

of total assets) are effectively much higher when allocated only to the equity holders of the CLO Fund Securities as we have done in the table above. In this regard, the debt tranches that we hold in any of these CLO funds are not deemed to pay any such collateral manager fees for purposes of the table set forth above. The calculation also includes the payment of incentive fees that will likely be earned by the investment manager of the CLO funds in which we hold an equity investment in the next twelve months. It is important to highlight that approximately 97% of the collateral manager and incentive fees reflected in the table above are paid to our Asset Manager Affiliates, which are wholly owned by us. Therefore, any such fees paid to our Asset Manager Affiliates will inure to the benefit of our stockholders in light of our 100% ownership of the Asset Manager Affiliates.

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Moreover, while the example assumes, as required by the applicable rules of the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan may receive shares valued at the market price in effect at that time. This price may be at, above or below net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

SELECTED FINANCIAL AND OTHER DATA

The following selected financial and other data at and for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 is derived from our audited financial statements and for the three months ended March 31, 2014 and 2013 is derived from our unaudited financial statements. The data should be read in conjunction with our financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included in this prospectus. The historical data is not necessarily indicative of results to be expected for any future period.

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009(1)
Income Statement Data:
Interest and related portfolio income:
Interest and Dividends	$10,159,831	$8,387,258	$35,210,764	$33,578,974	$23,823,588	$24,638,631	$33,497,213
Fees and other income	227,083	6,573	305,376	304,882	86,057	215,233	399,338
Dividends from Asset Manager Affiliates	3,000,000	3,000,000	12,750,000	4,700,000	1,910,000	4,500,000	—
Other Income	0	0	—	—	2,000,000	—	—
Total interest and related portfolio income	13,386,914	11,393,831	48,266,140	38,583,856	27,819,645	29,353,864	33,896,551
Expenses:
Interest and amortization of debt issuance costs	2,990,166	2,260,246	10,116,271	6,976,018	4,588,482	7,088,202	9,276,563
Compensation	1,262,437	909,713	4,630,481	3,172,814	3,907,900	3,322,895	3,222,604
Other	1,275,454	1,277,516	4,563,749	4,344,611	3,490,939	7,045,648	3,066,729
Total operating expenses	5,528,057	4,447,475	19,310,501	14,493,443	11,987,321	17,456,745	15,565,896
Net Investment Income	7,858,857	6,946,356	28,955,639	24,090,413	15,832,324	11,897,119	18,330,655
Realized and unrealized gains (losses) on investments:
Net realized gains (losses)	309,581	(82,937)	(12,627,314)	(3,232,975)	(18,476,608)	(17,862,984)	(15,782,121)
Net change in unrealized gains (losses)	(4,726,848)	349,862	894,647	5,268,341	10,293,828	(8,322,812)	31,854,736
Total net gains (losses)	(4,417,267)	266,925	(11,732,667)	2,035,366	(8,182,780)	(26,185,796)	16,072,615
Net increase (decrease) in net assets resulting from operations	$3,441,590	$7,213,281	$17,222,972	$26,125,778	$7,649,544	$(14,288,677)	$34,403,270
Per Share:
Earnings per common share – basic	$0.10	$0.25	$0.53	$1.00	$0.33	$(0.63)	$1.56
Earnings per common share – diluted	$0.10	$0.24	$0.53	$0.95	$0.33	$(0.63)	$1.56
Net investment income per share – basic	$0.24	$0.24	$0.90	$0.93	$0.69	$0.53	$0.83
Net investment income per share – diluted	$0.24	$0.23	$0.86	$0.89	$0.69	$0.53	$0.83
Distributions per common share	$0.25	$0.28	$1.06	$0.94	$0.69	$0.68	$0.92
Balance Sheet Data:
Investment assets at fair value	$428,959,411	$356,901,504	$440,549,994	$312,044,763	$239,791,681	$191,186,296	$409,105,621
Total assets	$456,436,370	$371,187,961	$459,172,388	$319,260,473	$248,133,661	$279,822,686	$439,416,057
Total debt outstanding	$192,701,250	$101,400,000	$192,592,373	$101,400,000	$60,000,000	$86,746,582	$218,050,363
Stockholders' equity	$254,102,611	$265,872,325	$250,369,693	$207,875,659	$180,525,942	$186,925,667	$213,895,724
Net asset value per common share	$7.62	$8.33	$7.51	$7.85	$7.85	$8.21	$9.56
Common shares outstanding at end of year	33,340,607	31,936,480	33,332,123	26,470,408	22,992,211	22,767,130	22,363,281
Other Data:
Investments funded(2)	24,994,498	40,750,000	243,966,586	123,165,150	85,541,809	11,245,300	23,482,349
Principal collections related to investment repayments or sales(2)	25,391,389	4,749,384	94,197,886	104,556,500	81,681,314	223,103,170	84,503,183
Number of portfolio investments at year end(2)	118	92	126	88	68	58	124
Weighted average yield of income producing debt investments(3)	7.6%	7.7%	7.3%	7.5%	8.4%	8.6%	6.5%

(1)	Certain prior year amounts have been reclassified to conform to current year presentation.
(2)	Does not include investments in time deposits or money markets.
(3)	Weighted average yield of income producing investments is calculated as the average yield to par outstanding balances for investments in loans, bonds, and mezzanine debt in our Debt Securities portfolio.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before you invest in our securities, you should be aware of various significant risks, including those described below. You should carefully consider these risks, together with all of the other information included in this prospectus and any accompanying prospectus supplement, before you decide whether to make an investment in our securities. The risks set forth below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of our operations could be materially adversely affected. In such case, you could lose all or part of your investment.

Risks Related to Our Business and Structure

We are dependent upon our senior management for our future success, and if we are unable to hire and retain qualified personnel or if we lose any member of our senior management team, our ability to achieve our investment objectives could be significantly harmed.

We depend on the members of our senior management as well as other key personnel for the identification, final selection, structuring, closing and monitoring of our investments. These employees have critical industry experience and relationships that we rely on to implement our business plan. Our future success depends on the continued service of our senior management team. The departure of any of the members of our senior management or a significant number of our senior personnel could have a material adverse effect on our ability to achieve our investment objective. As a result, we may not be able to operate our business as we expect, and our ability to compete could be harmed, which could cause our operating results to suffer.

Additionally, the management agreements governing some of the CLO funds managed by our Asset Manager Affiliates have “key person” provisions that provide certain CLO investors with rights upon the departure of a “key person”, as defined in each agreement. As a result, the departure of a “key person” could trigger a material change in the Asset Manager Affiliate’s role in managing the CLO Funds, and therefore KCAP’s financial benefits from its investments in the Asset Manager Affiliates.

We operate in a highly competitive market for investment opportunities.

A large number of entities compete with us to make the types of investments that we plan to make in prospective portfolio companies. We compete with other BDCs, as well as a number of investment funds, investment banks and other sources of financing, including traditional financial services companies, such as commercial banks and finance companies. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. This may enable some of our competitors to make commercial loans with interest rates that are comparable to or lower than the rates we typically offer. We may lose prospective portfolio investments if we do not match our competitors’ pricing, terms and structure. If we do match our competitors’ pricing, terms or structure, we may experience decreased net interest income. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, establish more relationships and build their market shares. Furthermore, many of our potential competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC. As a result of this competition, there can be no assurance that we will be able to identify and take advantage of attractive investment opportunities or that we will be able to fully invest our available capital. If we are not able to compete effectively, our business and financial condition and results of operations will be adversely affected.

If we are unable to source investments effectively, we may be unable to achieve our investment objectives and provide returns to stockholders.

Our ability to achieve our investment objective depends on our senior management team’s ability to identify, evaluate and invest in suitable companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our marketing capabilities, our management of the investment process, our ability to provide efficient services and our access to financing sources on acceptable terms. In addition to monitoring the performance of our existing investments, members of our management team and our investment professionals may also be called upon to provide managerial assistance to our portfolio companies. These demands on their time may distract them or slow the rate of investment. To grow, we need to continue to hire, train, supervise and manage new employees and to implement computer and other systems capable of effectively accommodating our growth. However, we cannot provide assurance that any such employees will contribute to the success of our business or that we will implement such systems effectively. Failure to source investments effectively could have a material adverse effect on our business, financial condition and results of operations.

Our business model depends to a significant extent upon strong referral relationships, and our inability to maintain or develop these relationships, as well as the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that members of our senior management team will maintain their relationships with intermediaries, financial institutions, investment bankers, commercial bankers, financial advisors, attorneys, accountants, consultants and other individuals within their networks, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our senior management team fails to maintain its existing relationships or develop new relationships with sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom members of our senior management team have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may have difficulty paying distributions required to maintain our RIC status if we recognize income before or without receiving cash equal to such income.

In accordance with the Code, we include in income certain amounts that we have not yet received in cash, such as contracted non-cash PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. The increases in loan balances as a result of contracted non-cash PIK arrangements are included in income for the period in which such non-cash PIK interest was received, which is often in advance of receiving cash payment, and are separately identified on our statements of cash flows. We also may be required to include in income certain other amounts that we will not receive in cash. Any warrants that we receive in connection with our debt investments generally are valued as part of the negotiation process with the particular portfolio company. As a result, a portion of the aggregate purchase price for the debt investments and warrants is allocated to the warrants that we receive. This generally results in the associated debt investment having “original issue discount” for tax purposes, which we must recognize as ordinary income as it accrues. This increases the amounts we are required to distribute to maintain our qualification for tax treatment as a RIC. Because such original issue discount income might exceed the amount of cash received in a given year with respect to such investment, we might need to obtain cash from other sources to satisfy such distribution requirements. Other features of the debt instruments that we hold may also cause such instruments to generate original issue discount.

Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to annually distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. If we are unable to meet these distribution requirements, we will not maintain our qualification for tax treatment as a RIC. Accordingly, we may have to sell some of our assets, raise additional debt or equity securities or reduce new investment originations to meet these distribution requirements.

We may incur losses as a result of “first loss” agreements into which we or our Asset Manager Affiliates may in the future enter in connection with warehousing credit arrangements which we may put in place prior to raising a CLO Fund and pursuant to which we would typically agree to reimburse credit providers for a portion of losses (if any) on warehouse investments.

We and our Asset Manager Affiliates have in the past entered into, are currently entered into, and may in the future enter into “first loss” agreements in connection with warehouse credit lines established by our Asset Manager Affiliates to fund the initial accumulation of loan investments for future CLO Funds that our Asset

Manager Affiliates will manage. Under such agreements, we or our Asset Manager Affiliates generally make a junior investment in a warehouse facility, which serves as a loss buffer for the senior capital provider. Such junior investment may be subject to losses (either in whole or in part) that stem from factors including (i) losses as a result of individual loan or other investments being ineligible for purchase by the CLO Fund (typically due to a payment default on such loan or other investments) when such fund formation is completed or (ii) if the CLO Fund has not been completed before the expiration of the warehouse credit line, the loss (if any, and net of any accumulated interest income) on the resale of such loans funded by the warehouse credit line, or (iii) realized losses from trading activity within the warehouse facility. As a result, we may incur losses if loans and debt obligations, if applicable, that had been purchased in the warehouse facility become ineligible for inclusion in the CLO Fund or if a planned CLO Fund does not close.

Any unrealized losses we experience on our loan portfolio may be an indication of future realized losses, which could reduce our income available to make distributions.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our Board of Directors pursuant to a valuation methodology approved by our Board of Directors. Decreases in the market values or fair values of our investments will be recorded as unrealized losses. An unrealized loss in our loan portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available to pay dividends or interest and principal on our securities and could cause you to lose all or part of your investment.

We may experience fluctuations in our quarterly and annual operating results and credit spreads.

We could experience fluctuations in our quarterly and annual operating results due to a number of factors, some of which are beyond our control, including our ability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire (which could stem from the general level of interest rates, credit spreads, or both), the default rate on such securities, prepayment upon the triggering of covenants in our middle market loans as well as our CLO Funds, our level of expenses, variations in and timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We are exposed to risks associated with changes in interest rates and spreads.

Changes in interest rates may have a substantial negative impact on our investments, the value of our securities and our rate of return on invested capital. A reduction in the interest spreads on new investments could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including mezzanine securities and high-yield bonds, and also could increase our interest expense, thereby decreasing our net income. An increase in interest rates due to an increase in credit spreads, regardless of general interest rate fluctuations, could also negatively impact the value of any investments we hold in our portfolio.

We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

Borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in the common stock. We have issued senior securities, and in the future may borrow from, or issue additional senior securities (such as preferred or convertible securities or debt securities) to, banks and other lenders and investors. Subject to prevailing market conditions, we intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us. Lenders and holders of such senior securities would have fixed dollar claims on our assets that are superior to the claims of our common stockholders. Leverage is generally considered a speculative investment technique. Any increase in our income in excess of interest payable on our outstanding indebtedness would cause our net income to increase more than it would have had we not incurred leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not incurred leverage. Such a decline could negatively affect our ability to make distributions. In addition, our common stockholders will bear the burden of any increase in our expenses as a result of leverage. There can be no assurance that our leveraging strategy will be successful.

As of March 31, 2014, we had $192.7 million of indebtedness outstanding which had a weighted average interest cost of 5.08%. We may incur additional indebtedness in the future, although there can be no assurance that we will be successful in doing so.

Illustration.  The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below.

Assumed Return on Our Portfolio(1)
(net of expenses)

	(10.0)%	(5.0)%	0.0%	5.0%	10.0%
Corresponding net return to common stockholder	(21.8)%	(12.8)%	(3.9)%	5.1%	14.1%

(1)	Assumes $456 million in total assets, $193 million in debt outstanding, $254 million in net assets, and an average cost of funds of 5.08%. Actual interest payments may be different. In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our March 31, 2014 net assets of at least 3.9%.

Our outstanding indebtedness imposes, and additional debt we may incur in the future will likely impose, financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC. A failure to add new debt facilities or issue additional debt securities or other evidences of indebtedness in lieu of or in addition to existing indebtedness could have a material adverse effect on our business, financial condition or results of operations.

Our indebtedness could adversely affect our financial health and our ability to respond to changes in our business.

With certain limited exceptions, we are only allowed to borrow amounts or issue senior securities such that our asset coverage, as defined in the 1940 Act, is at least 200% immediately after such borrowing or issuance. As of March 31, 2014, our asset coverage ratio was 228%. The amount of leverage that we employ in the future will depend on our management’s and our Board of Directors’ assessment of market and other factors at the time of any proposed borrowing. There is no assurance that a leveraging strategy will be successful. As a result of the level of our leverage:

•	our exposure to risk of loss is greater if we incur debt or issue senior securities to finance investments because a decrease in the value of our investments has a greater negative impact on our equity returns and, therefore, the value of our business if we did not use leverage;
•	the decrease in our asset coverage ratio resulting from increased leverage and the covenants contained in documents governing our indebtedness (which may impose asset coverage or investment portfolio composition requirements that are more stringent than those imposed by the 1940 Act) limit our flexibility in planning for, or reacting to, changes in our business and industry, as a result of which we could be required to liquidate investments at an inopportune time;
•	we are required to dedicate a portion of our cash flow to interest payments, limiting the availability of cash for dividends and other purposes; and
•	our ability to obtain additional financing in the future may be impaired.

We cannot be sure that our leverage will not have a material adverse effect on us. In addition, we cannot be sure that additional financing will be available when required or, if available, will be on terms satisfactory to us. Further, even if we are able to obtain additional financing, we may be required to use some or all of the proceeds thereof to repay our outstanding indebtedness.

Economic recessions or downturns may have a material adverse effect on our business, financial condition and results of operations, and could impair the ability of our portfolio companies to repay loans.

Economic recessions or downturns may result in a prolonged period of market illiquidity which could have a material adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results.

In addition, to the extent that recessionary conditions return, the financial results of small and mid-sized companies, like those in which we invest, will likely experience deterioration, which could ultimately lead to difficulty in meeting debt service requirements and an increase in defaults. Additionally, the end markets for certain of our portfolio companies’ products and services would likely experience negative economic trends. The performances of certain of our portfolio companies have been, and may continue to be, negatively impacted by these economic or other conditions, which may ultimately result in our receipt of a reduced level of interest income from our portfolio companies and/or losses or charge offs related to our investments, and, in turn, may adversely affect distributable income. Further, adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments. As a result, we may need to modify the payment terms of our investments, including changes in payment-in-kind interest provisions and/or cash interest rates. These factors may result in our receipt of a reduced level of interest income from our portfolio companies and/or losses or charge offs related to our investments, and, in turn, may adversely affect distributable income and have a material adverse effect on our results of operations.

Further downgrades of the U.S. credit rating, impending automatic spending cuts or another government shutdown could negatively impact our liquidity, financial condition and earnings.

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the U.S. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. Absent further quantitative easing by the Federal Reserve, these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Since 2010, several European Union (“EU”) countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. There is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets. We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

Because we intend to continue to distribute substantially all of our income and net realized capital gains to our stockholders, we will need additional capital to finance our growth.

In order to continue to qualify as a RIC, to avoid payment of excise taxes and to minimize or avoid payment of income taxes, we intend to continue to distribute to our stockholders substantially all of our net ordinary income and realized net capital gains except for certain net long-term capital gains (which we may retain, pay applicable income taxes with respect thereto, and elect to treat as deemed distributions to our stockholders). As a BDC, in order to incur new debt, we are generally required to meet a coverage ratio of total assets to total senior securities, which includes all of our borrowings and any preferred stock we may issue in the future, of at least 200%, as measured immediately after issuance of such security. This requirement limits the amount that we may borrow. Because we will continue to need capital to grow our loan and investment portfolio, this limitation may prevent us from incurring debt and require us to issue additional equity at a time when it may be disadvantageous to do so. We cannot assure you that debt and equity financing will be available to us on favorable terms, or at all, and debt financings may be restricted by the terms of such borrowings. If additional funds are not available to us, we could be forced to curtail or cease new lending and investment activities.

We may from time to time expand our business through acquisitions, which could disrupt our business and harm our financial condition.

We may pursue potential acquisitions of, and investments in, businesses complementary to our business and from time to time engage in discussions regarding such possible acquisitions. For example, in February 2012, we completed the acquisition of Trimaran Advisors. Such acquisition and any other acquisitions we may undertake involve a number of risks, including:

•	failure of the acquired businesses to achieve the results we expect;
•	substantial cash expenditures;
•	diversion of capital and management attention from operational matters;
•	our inability to retain key personnel of the acquired businesses;
•	incurrence of debt and contingent liabilities and risks associated with unanticipated events or liabilities; and
•	the potential disruption and strain on our existing business and resources that could result from our planned growth and continuing integration of our acquisitions.

If we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of such acquisitions, we may incur costs in excess of what we anticipate, and management resources and attention may be diverted from other necessary or valuable activities. Any acquisition, including the Trimaran Advisors acquisition, may not result in short-term or long-term benefits to us. If we are unable to integrate or successfully manage any business that we acquire, we may not realize anticipated cost savings, improved efficiencies or revenue growth, which may result in reduced profitability or operating losses.

Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

Our Board of Directors has the authority to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our current operating policies and strategies would have on our business and operating results. Nevertheless, the effects may adversely affect our business and they could negatively impact our ability to pay you dividends and could cause you to lose all or part of your investment in our securities.

Pending legislation may allow us to incur additional leverage.

As a BDC under the 1940 Act, we are generally not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). Recent legislation, if passed by Congress, would modify this section of the 1940 Act and increase the amount of debt that business development companies may incur by modifying the percentage from 200% to 150%. As a result, we may be able to incur additional indebtedness in the future and therefore your risk of an investment in our securities may increase.

Our businesses may be adversely affected by litigation and regulatory proceedings.

From time to time, we may be subject to legal actions as well as various regulatory, governmental and law enforcement inquiries, investigations and subpoenas. In any such claims or actions, demands for substantial monetary damages may be asserted against us and may result in financial liability or an adverse effect on our reputation among investors. We may be unable to accurately estimate our exposure to litigation risk when we record balance sheet reserves for probable loss contingencies. As a result, any reserves we establish to cover any settlements or judgments may not be sufficient to cover our actual financial exposure, which may have a material impact on our results of operations or financial condition. In regulatory enforcement matters, claims for disgorgement, the imposition of penalties and the imposition of other remedial sanctions are possible.

Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.

Our business requires a substantial amount of additional capital. We may acquire additional capital from the issuance of senior securities or other indebtedness, the issuance of additional shares of our common stock or from securitization transactions. However, we may not be able to raise additional capital in the future on favorable terms or at all. We may issue debt securities or preferred securities, which we refer to collectively as “senior securities,” and we may borrow money from banks or other financial institutions, up to the maximum amount permitted by the 1940 Act. The 1940 Act permits us to issue senior securities or incur indebtedness only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% immediately after such issuance or incurrence. With respect to certain types of senior securities, we must make provisions to prohibit any dividend distribution to our stockholders or the repurchase of certain of our securities, unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. If the value of our assets declines, we may be unable to satisfy the asset coverage test. Furthermore, any amounts that we use to service our indebtedness would not be available for distributions to our common stockholders.

All of the costs of offering and servicing such debt or preferred stock (if issued by us in the future), including interest or preferential dividend payments thereon, will be borne by our common stockholders. The interests of the holders of any debt or preferred stock we may issue will not necessarily be aligned with the interests of our common stockholders. In particular, the rights of holders of our debt or preferred stock to receive interest, dividends or principal repayment will be senior to those of our common stockholders. Also, in the event we issue preferred stock, the holders of such preferred stock will have the ability to elect two members of our board of directors. In addition, we may grant a lender a security interest in a significant portion or all of our assets, even if the total amount we may borrow from such lender is less than the amount of such lender’s security interest in our assets. In no event, however, will any lender to us have any veto power over, or any vote with respect to, any change in our, or approval of any new, investment objective or investment policies or strategies.

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock at a price below the then-current net asset value of our common stock if our board of directors determines that such sale is in the best interests of KCAP Financial and its stockholders, and our stockholders approve such sale, which they did in 2013. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities (less any distributing commission or discount). We are also generally prohibited under the 1940 Act from issuing securities convertible into voting securities without obtaining the approval of our existing stockholders. In addition to issuing securities to raise capital as described above; we may securitize a portion of the loans generate cash for funding new investments. If we are unable to successfully securitize our loan portfolio our ability to grow our business and fully execute our business strategy and our earnings (if any) may be adversely affected. Moreover, even successful securitization of our loan portfolio might expose us to losses, as the residual loans in which we do not sell interests tend to be those that are riskier and more apt to generate losses.

Changes in the laws or regulations governing our business and the business of our Asset Manager Affiliates, or changes in the interpretations thereof, and any failure by us or our Asset Manager Affiliates to comply with these laws or regulations, could negatively affect the profitability of our operations.

Changes in the laws or regulations or the interpretations of the laws and regulations that govern BDCs, registered investment advisers (such as our Asset Manager Affiliates), RICs or non-depository commercial lenders could significantly affect our operations and our cost of doing business. We are subject to federal, state and local laws and regulations as well as the rules of the stock exchange on which our securities are listed, and are subject to judicial and administrative decisions that affect our operations, including our loan originations, maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure procedures and other trade practices. These entities, including the Public Company Accounting Oversight Board, the SEC and the NASDAQ Global Select Market, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations.

In addition, as registered investment advisers, the Asset Manager Affiliates are subject to new and existing regulations, regulatory risks, costs and expenses associated with operating as registered investment advisers that may limit their ability to operate, structure or expand their businesses in the future. If these laws, regulations or decisions change, or if we expand our business into jurisdictions that have adopted more stringent requirements than those in which we currently conduct business, we may have to incur significant expenses in order to comply or we might have to restrict our operations. In addition, if we do not comply with applicable laws, regulations and decisions, we may lose licenses needed for the conduct of our business and be subject to civil fines and criminal penalties, any of which could have a material adverse effect upon our business, results of operations or financial condition.

Moreover, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has increased and will continue to significantly increase the regulation of the financial services industry. The Dodd-Frank Act contains a broad set of provisions designed to govern the practices and oversight of financial institutions and other participants in the financial markets. One such provision, Section 619 of the Dodd-Frank Act, commonly referred to as the Volcker Rule, contains certain prohibitions and restrictions on the ability of a “banking entity”— which includes insured depository institutions, bank holding companies, foreign banking entities regulated by the Federal Reserve Board and their respective affiliates — and nonbank financial company supervised by the Federal Reserve to engage in proprietary trading and have certain interests in, or relationships with certain private funds (“covered funds”). Under the final regulations implementing the Volcker Rule, which were adopted in December 2013, many CLOs will be covered funds if they invest, or are permitted to invest, in assets other than loans, certain cash equivalents and interest rate or currency hedges. As a result, many banking entities, including many U.S. and non-U.S. broker-dealers with affiliated banks, may be unable to invest in, or in some cases to make a market in, the securities of CLOs in which we have invested, which may reduce liquidity in these securities and have a material adverse effect on their valuation. Moreover, the Volcker Rule regulations may affect the market for CLOs such that our Asset Manager Affiliates may be unable to establish, or to obtain warehouse funding for, new CLOs that would be covered funds. If our Asset Manager Affiliates establish CLOs that are structured not to be covered funds and thus do not permit investments in customary assets such as corporate bonds, asset-backed securities or synthetic investments, and we invest in such CLOs, the ability of our Asset Manager Affiliates to manage such CLOs will be constrained by those limitations, which could materially adversely affect any investments we make in such CLOs.

On August 28, 2013, the SEC, the FDIC, the Federal Reserve and certain other prudential banking regulators re-proposed regulations that would mandate risk retention for securitizations, including CLOs. Under the re-proposed rules, our Asset Manager Affiliates may be required to hold interests equal to 5% of the fair value of any CLO they sponsor (unless the CLO invests only in certain qualifying loans) and would be prohibited from selling or hedging those interests in accordance with the limitations on such sales or hedges set forth in the final rule. If the risk retention rules are adopted as re-proposed, our Asset Manager Affiliates would need to have the requisite capital to hold such interests as a condition to their ability to sponsor new CLOs, and the restrictions on hedging such interests may create greater risk with respect to those interests.

Our Asset Manager Affiliates’ investments in such CLOs, or their inability to invest in such CLOs (and thus inability to sponsor them) could each have a material adverse effect upon our business, results of operations or financial condition.

In April 2010, the SEC proposed revised rules for asset-backed securities offerings (“Regulation AB II”) that, if adopted, would substantially change the disclosure, reporting and offering process for public and private offerings of asset-backed securities, including CLOs. The proposed rules, if adopted, would require significant additional disclosures and would alter the safe-harbor standards for the private placement of asset-backed securities to impose informational requirements similar to those that would apply to registered public offerings of such securities. The application of such informational requirements to CLOs, which have not historically been publically registered, is unclear. The SEC announced that it would vote on the Regulation AB II final rules at an open meeting in February, and then rescinded that notice and reopened the rules for comment on a narrow point relating to privacy concerns around consumer data. The timing of the adoption of final rules, their application to privately offered securities in general and to CLOs in particular, the cost of compliance with such rules, and whether compliance would compromise proprietary methods or strategies of our Asset Manager Affiliates, is currently unclear.

Other financial reform regulations, including regulations requiring clearing and margining of swap transactions, which may affect our ability to enter into hedging transactions; changes in the definition and regulation of commodity pool operators and commodity trading advisors, which could subject our Asset Manager Affiliates to additional regulations; new leveraged lending guidance that may affect the ways in which banking institutions originate the loans in which we and our affiliates invest; heightened regulatory capital requirements for banks that may affect our ability to borrow on reasonable terms; and non-US regulations of financial market participants that may overlap, expand upon or be inconsistent with US regulations may all have material adverse effects on our business.

If we do not invest a sufficient portion of our assets in Qualifying Assets, we could be precluded from investing according to our current business strategy.

As a BDC, we may not acquire any assets other than Qualifying Assets for purposes of the 1940 Act unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are Qualifying Assets. See “Regulation”.

We believe that most of the senior loans and mezzanine investments that we acquire constitute “Qualifying Assets.” However, investments in the securities of CLO Funds generally do not constitute “Qualifying Assets,” and we may invest in other assets that are not “Qualifying Assets.” If we do not invest a sufficient portion of our assets in “Qualifying Assets,” we may be precluded from investing in what we believe are attractive investments, which would have a material adverse effect on our business, financial condition and results of operations. These restrictions could also prevent us from making investments in the equity securities of CLO Funds, which could limit our Asset Manager Affiliates’ ability to organize new CLO Funds. Similarly, these rules could prevent us from making follow-on investments in existing portfolio companies (which could result in the dilution of our position).

In addition, we have received certain exemptive relief from the SEC relating to our status as a BDC and our ability to own securities issued by or any other interest in the business of a person who is a registered investment adviser. The conditions of such exemptive relief may limit our ability or the ability of our Asset Manager Affiliates, each a registered investment adviser, to operate, structure or expand their businesses in the future.

We will be subject to corporate-level U.S. federal income taxes if we are unable to qualify as a RIC under Subchapter M of the Code.

To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements:

•	The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we use debt financing, we are subject to certain asset coverage ratio requirements under the 1940 Act and are (and may in the future become) subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income taxes.
•	The source income requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.
•	The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” If we do not satisfy the diversification requirements as of the end of any quarter, we will not lose our status as RIC provided that (i) we satisfied the requirements in a prior quarter and (ii) our failure to satisfy the requirements in the current quarter is not due in whole or in part to an acquisition of any security or other property.

Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses. Moreover, if we fail to maintain RIC tax treatment for any reason and are subject to corporate-level U.S. federal income taxes, the resulting taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and on our stockholders.

We are subject to risks associated with our debt securitization financing transaction.

On June 18, 2013, KCAP Senior Funding I, LLC, a specialty finance subsidiary of the Company, was capitalized through the issuance of $140 million of notes (the “KCAP Senior Funding I Notes”). The KCAP Senior Funding I Notes are backed by a diversified portfolio of bank loans.

As a result of this debt securitization financing transaction, we are subject to a variety of risks, including those set forth below:

We are subject to certain risks as a result of our indirect interests in the subordinated notes and membership interests of KCAP Senior Funding I, LLC.

Under the terms of the master loan sale agreement governing the debt securitization financing transaction, (1) we sold and/or contributed to KCAP Senior Funding I Holdings, LLC (“Holdings”) all of our ownership interest in our portfolio loans and participations for the purchase price and other consideration set forth in the master loan sale agreement and (2) Holdings, in turn, sold and/or contributed to KCAP Senior Funding I, LLC (the “Issuer”) all of its ownership interest in such portfolio loans and participations for the purchase price and the consideration set forth in the master loan sale agreement. Following these transfers, the Issuer, and not Holdings or us, held all of the ownership interest in such portfolio loans and participations. As a result of the debt securitization financing transaction, we hold indirectly through Holdings all of the subordinated notes and membership interests of the Issuer. As a result, we consolidate the financial statements of Holdings and the

Issuer in our consolidated financial statements. Because Holdings and the Issuer are disregarded as entities separate from its owner for U.S. federal income tax purposes, each of the sale or contribution of portfolio loans by us to Holdings, and the sale of portfolio loans by Holdings to the Issuer, did not constitute a taxable event for U.S. federal income tax purposes. If the U.S. Internal Revenue Service were to take a contrary position, there could be a material adverse effect on our business, financial condition, results of operations or cash flows.

The subordinated notes and membership interests of the Issuer are subordinated obligations of the Issuer.

The subordinated notes of the Issuer are the junior class of notes issued by the Issuer, are subordinated in priority of payment to the secured notes issued by the Issuer and are subject to certain payment restrictions set forth in the indenture governing the notes of the Issuer. Therefore, Holdings only receives cash distributions on the subordinated notes if the Issuer has made all cash interest payments on the secured notes it has issued, and we only receive cash distributions in respect of our indirect ownership of the Issuer to the extent that Holdings receives any cash distributions in respect of its direct ownership of the Issuer. The subordinated notes of the Issuer are also unsecured and rank behind all of the secured creditors, known or unknown, of the Issuer, including the holders of the secured notes it has issued. Consequently, to the extent that the value of either the Issuer’s portfolio of loan investments has been reduced as a result of conditions in the credit markets, or as a result of defaulted loans or individual fund assets, the value of the subordinated notes of such securitization issuer at their redemption could be reduced. Accordingly, our investment in the Issuer may be subject to complete loss.

The membership interests in the Issuer represent all of the residual economic interest in the Issuer. As such, the holder of the membership interests of the Issuer is the residual claimant on distributions, if any, made by the Issuer after holders of all classes of notes issued by the Issuer have been paid in full on each payment date or upon maturity of such notes under the debt securitization financing transaction documents.

If an event of default has occurred and acceleration occurs in accordance with the terms of the indenture governing the notes of the Issuer, the secured notes of the Issuer then outstanding will be paid in full before any further payment or distribution on the subordinated notes of the Issuer. In addition, if an event of default occurs, holders of a majority of the most senior class of secured notes then outstanding will be entitled to determine the remedies to be exercised under the indenture, subject to the terms of the indenture. For example, upon the occurrence of an event of default with respect to the notes issued by the Issuer, the trustee or holders of a majority of the most senior class of secured notes of the Issuer then outstanding may declare the principal, together with any accrued interest, of all the notes of such class and any junior classes to be immediately due and payable. This would have the effect of accelerating the principal on such notes, triggering a repayment obligation on the part of the Issuer. If at such time the portfolio loans of the Issuer were not performing well, the Issuer may not have sufficient proceeds available to enable the trustee under the indenture to repay the obligations of holders of the subordinated notes of the Securitization Issuer, or to pay a dividend to holders of the membership interests of the Issuer.

Remedies pursued by the holders of the secured notes of the Issuer could be adverse to the interests of the holders of the subordinated notes of the Issuer, and the holders of such secured notes will have no obligation to consider any possible adverse effect on such other interests. Thus, any remedies pursued by the holders of the secured notes of the Issuer may not be in our best interests and we may not receive payments or distributions upon an acceleration of the secured notes. Any failure of the Issuer to make distributions on the subordinated notes we hold, directly or indirectly, whether as a result of an event of default or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows and may result in an inability of us to make distributions sufficient to allow our qualification as a RIC.

The Issuer may fail to meet certain coverage tests.

Under the documents governing the debt securitization financing transaction, there are two coverage tests applicable to the secured notes. The first such test compares the amount of interest received on the portfolio loans held by the Issuer to the amount of interest payable in respect of the secured notes of the Issuer. To meet this test at any time, interest received on the portfolio loans must equal at least 127% to 150% (based upon a graduated scale for the most senior class of secured notes then outstanding as provided for in the indenture) of the interest payable in respect of the secured notes of the Issuer. The second such test compares the principal amount of the portfolio loans held by the Issuer to the aggregate outstanding principal amount of the secured notes of the Issuer. To meet this test at any time, the aggregate principal amount of the portfolio loans held by the Issuer must equal at least 124% to 147% (based upon a graduated scale for the most senior class of secured notes then outstanding as provided for in the indenture) of the outstanding principal amount of the secured notes of the Issuer. If either coverage test is not satisfied, interest and principal received by the Issuer are diverted on the following payment date to pay the most senior class or classes of secured notes to the extent necessary to cause all coverage tests to be satisfied on a pro forma basis after giving effect to all payments made in respect of the notes, which, with respect to the payment of any principal amount of the secured notes, we refer to as a mandatory redemption. If any coverage test with respect to the secured notes is not met, proceeds from the portfolio of loan investments that otherwise would have been distributed to the Issuer and the holders of its subordinated notes will instead be used to redeem first the secured notes of the Issuer, to the extent necessary to satisfy the applicable coverage tests.

We may not receive cash on our equity interests in the Issuer.

We receive cash from the Issuer only to the extent that we or Holdings, as applicable, receives payments on the subordinated notes or membership interests of the Issuer. The Issuer may only make payments on such securities to the extent permitted by the payment priority provisions of the indenture governing the notes, which generally provides that principal payments on the subordinated notes may not be made on any payment date unless all amounts owing under the secured notes issued under such indenture are paid in full. In addition, if the Issuer does not meet the coverage tests set forth in the documents governing the debt securitization financing transaction, cash would be diverted from the subordinated notes of the Issuer to first pay the secured notes of the Issuer in amounts sufficient to cause such tests to be satisfied. In the event that we fail to directly or indirectly receive cash from the Issuer, we could be unable to make distributions in amounts sufficient to maintain our status as a RIC, or at all. We also could be forced to sell investments in portfolio companies at less than their fair value in order to continue making such distributions. However, the indenture places significant restrictions on the Issuer’s ability to sell investments. As a result, there may be times or circumstances during which the Issuer is unable to sell investments or take other actions that might be in our best interests.

A significant portion of the assets reflected on our financial statements are held by the Issuer and are subject to security interests under the senior secured notes issued by the Issuer and if it defaults on its obligations under the senior secured notes we and the Issuer may suffer adverse consequences, including foreclosure on those assets.

In connection with our debt securitization financing transaction, we transferred all of our interests in certain portfolio loans to the Issuer. In doing so, we transferred any right we previously had to the payments made on such portfolio loans in exchange for 100% of the residual interests in the Issuer. As a result, we face a heightened risk of loss due to the impact of leverage utilized by the Issuer, which would have the effect of magnifying the impact on us of a loss on any portfolio loan held by the Issuer. In addition, while we serve as the collateral manager for the Issuer, which provides us with the authority to enforce payment obligations and loan covenants of the portfolio loans that we transferred to the Issuer, we are required to exercise such authority for the interests of the Issuer, rather than for our own interests alone.

The structure of the debt securitization financing transaction is intended to prevent, in the event of our bankruptcy or the bankruptcy of Holdings, the consolidation for purposes of such bankruptcy proceedings of the Issuer with our operations or those of Holdings. If the true sale of these assets were not respected in the event of our insolvency, a trustee or debtor-in-possession might reclaim the assets of the Issuer for our estate. However, in doing so, we would become directly liable for all of the indebtedness then outstanding under the debt securitization financing transaction, which would equal the full amount of debt of the Issuer reflected on our consolidated balance sheet. In addition, we cannot assure that the recovery in the event we were consolidated with the Issuer for purposes of any bankruptcy proceeding would exceed the amount to which we would otherwise be entitled as a direct or indirect holder of the subordinated notes had we not been consolidated with the Issuer.

As of December 31, 2013, $137 million of the assets that are reflected on our financial statements were held by the Issuer and pledged as collateral under the senior secured notes issued by the Issuer. If the Issuer defaults on its obligations under the senior secured notes, the holders of the senior secured notes may have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to their security interests. In such event, we and the Issuer may be forced to sell our investments to raise funds to repay the Issuer’s outstanding borrowings in order to avoid foreclosure and these forced sales may be at times and at prices we and the Issuer would not consider advantageous. Moreover, such deleveraging of our company could significantly impair our ability to effectively operate our business in the manner in which we have historically operated. As a result, we could be forced to curtail or cease new investment activities and lower or eliminate the dividends that we have historically paid to our stockholders.

In addition, if the holders of the senior secured notes exercise their right to sell the assets pledged by the Issuer, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to the Issuer and us after repayment of the amounts outstanding under the senior secured notes.

Risks Related to Our Investments

Our investments may be risky, and you could lose all or part of your investment.

We invest primarily in senior secured term loans, mezzanine debt, selected equity investments issued by middle market companies, CLO Funds and our Asset Manager Affiliates. The investments in our Debt Securities Portfolio are all or predominantly below investment grade, may be highly leveraged, and therefore have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Defaults by portfolio companies may harm our operating results.

Secured Loans.  When we extend secured term loans, we generally take a security interest (either as a first lien position or as a second lien position) in the available assets of these portfolio companies, including the equity interests of their subsidiaries, which we expect to assist in mitigating the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital, and, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to exercise our remedies.

Mezzanine Debt.  Our mezzanine debt investments generally are subordinated to senior loans and generally are unsecured. This may result in an above average amount of risk and volatility or loss of principal.

These investments may entail additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt is subject to greater fluctuations in value based on changes in interest rates and such debt could subject us to phantom income. Since we generally do not receive any cash prior to maturity of the debt, the investment is of greater risk.

Equity Investments.  We have made and expect to make selected equity investments. In addition, when we invest in senior secured loans or mezzanine debt, we may acquire warrants in the equity of the portfolio company. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Risks Associated with Middle Market Companies.  Investments in middle market companies also involve a number of significant risks, including:

•	limited financial resources and inability to meet their obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing the value of any guarantees we may have obtained in connection with our investment;
•	shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;
•	dependence on management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;
•	less predictable operating results, being parties to litigation from time to time, engaging in rapidly changing businesses with products subject to a substantial risk of obsolescence and requiring substantial additional capital expenditures to support their operations, finance expansion or maintain their competitive position;
•	difficulty accessing the capital markets to meet future capital needs; and
•	generally less publicly available information about their businesses, operations and financial condition.

CLO Fund Investments.  Investments in CLO Funds also involve a number of significant risks, including:

•	CLOs typically are comprised of a portfolio of senior secured loans; payments on CLO investments are and will be payable solely from the cash-flows from such senior secured loans.
•	CLO investments are exposed to leveraged credit risk.
•	CLO Funds are highly leveraged.
•	There is the potential for interruption and deferral of cash-flow from CLO investments.
•	Interest rates paid by corporate borrowers are subject to volatility.
•	The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of senior secured loans may adversely affect us.
•	Our CLO investments are subject to prepayments and calls, increasing re-investment risk.
•	We have limited control of the administration and amendment of senior secured loans owned by the CLOs in which we invest.
•	We have limited control of the administration and amendment of any CLO in which we invest.
•	Senior secured loans of CLOs may be sold and replaced resulting in a loss to us.
•	Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.
•	Non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt.

Asset Manager Affiliates.  We may not receive all or a portion of the income we expect to continue to receive from our Asset Manager Affiliates.

We expect to receive distributions of recurring fee income, after the payment of their expenses, from the asset management activities of our Asset Manager Affiliates. However, the existing asset management agreements pursuant to which our Asset Manager Affiliates receive such fee income from the CLO Funds for which they serve as managers may be terminated for “cause” by the holders of a majority of the most senior class of securities issued by such CLO Funds and the holders of a majority of the subordinated securities issued by such CLO Funds. “Cause” is defined in the asset management agreements to include a material breach by our Asset Manager Affiliates of the indenture governing the applicable CLO Fund, breaches by our Asset Manager Affiliates of certain specified provisions of the indenture (including, in some cases, a “key person” provision), material breaches of representations or warranties made by our Asset Manager Affiliates, bankruptcy or insolvency of our Asset Manager Affiliates, fraud or criminal activity on the part of our Asset Manager Affiliates or an event of default under the indenture governing the CLO Funds. We expect that future asset management agreements will contain comparable provisions.

Further, a significant portion of the asset management fees payable to our Asset Manager Affiliates under the asset management agreements are subordinated to the prior payments of interest on the senior securities issued by the CLO Funds. If the asset management agreements are terminated, or the CLO Funds do not generate enough income (due to run-off of existing funds and de-leveraging), or otherwise have insufficient residual cash flow due to diversion of cash as a result of the failure by the CLO Funds to satisfy certain restrictive covenants contained in their indenture agreements to pay the subordinated management fees, the Asset Manager Affiliates will not receive the fee income that they expect to continue to receive which would reduce dividend income available to us, and in turn reduce our ability to make distributions to our stockholders.

Our portfolio investments for which there is no readily available market, including our investment in our Asset Manager Affiliates and our investments in CLO Funds, are recorded at fair value as determined in good faith by our Board of Directors. As a result, there is uncertainty as to the value of these investments.

Our investments consist primarily of securities issued by privately-held companies, the fair value of which is not readily determinable. In addition, we are not permitted to maintain a general reserve for anticipated loan losses. Instead, we are required by the 1940 Act to specifically value each investment and record an unrealized gain or loss for any asset that we believe has increased or decreased in value. We value these securities at fair value as determined in good faith by our Board of Directors pursuant to a valuation methodology approved by our Board of Directors. These valuations are initially prepared by our management and reviewed by our Valuation Committee, which uses its best judgment in arriving at the fair value of these securities. However, the Board of Directors retains ultimate authority to determine the appropriate valuation for each investment. From time to time, our Board of Directors has used the services of an independent valuation firm to aid it in determining fair value, including our investments in CLO Funds and in our Asset Manager Affiliates.

The Company has engaged an independent valuation firm to provide third party valuation consulting services to the Company’s Board of Directors. Each quarter, the independent valuation firm performs third party valuations on the Company’s material investments in illiquid securities, such that they are reviewed at least once during a trailing 12 month period. These third party valuation estimates are one of the relevant data points in the Company’s determination of fair value. The Board of Directors intends to continue to engage an independent valuation firm in the future to provide certain valuation services, including the review of certain portfolio assets, as part of the quarterly and annual year-end valuation process. In addition to such third-party input, the types of factors that may be considered in valuing our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to publicly-traded companies, discounted cash flow and other relevant factors. Our investment in our Asset Manager Affiliates is carried at fair value, which is determined after taking into consideration a percentage of assets under management and a discounted cash flow model incorporating different levels of discount rates depending on the hierarchy of fees earned (including the likelihood of realization of senior, subordinate and incentive fees) and prospective modeled performance. Such valuation includes an analysis of comparable asset management companies. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain and may be based on estimates, our determinations of fair value may differ materially from the values that would be assessed if a ready market for these securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our illiquid investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we may invest a significant portion of our assets in a relatively small number of issuers, which subjects us to a risk of significant loss if any of these issuers defaults on its obligations under any of its debt instruments or as a result of a downturn in the particular industry.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, and therefore we may invest a significant portion of our assets in a relatively small number of issuers in a limited number of industries. As of March 31, 2014, our largest investment, our 100% equity interest in our Asset Manager Affiliates, equaled approximately 17% of the fair value of our total investments. Beyond the asset diversification requirements associated with our qualification as a RIC, we do not have fixed guidelines for diversification, and while we are not targeting any specific industries, relatively few industries may become significantly represented among our investments. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer, changes in fair value over time or a downturn in any particular industry. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company.

Economic recessions or downturns could negatively impact our portfolio companies and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, our non-performing assets are likely to increase and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

Defaults by our portfolio companies could harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other debt holders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its secured assets. Such events could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt that we hold and the value of any equity securities we own. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

When we are a debt or minority equity investor in a portfolio company, which generally is the case, we may not be in a position to control the entity, and its management may make decisions that could decrease the value of our investment.

Most of our investments are either debt or minority equity investments in our portfolio companies. Therefore, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings. In addition, we generally are not in a position to control any portfolio company by investing in its debt securities.

We may have limited access to information about privately held companies in which we invest.

We invest primarily in privately-held companies. Generally, little public information exists about these companies, and we are required to rely on the ability of our investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. These companies and their financial information are not subject to the Sarbanes-Oxley Act of 2002 and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investment.

Prepayments of our debt investments by our portfolio companies could negatively impact our operating results.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. Consequently, our results of operations could be materially adversely affected if one or more of our portfolio companies elects to prepay amounts owed to us. Additionally, prepayments could negatively impact our return on equity, which could result in a decline in the market price of our common stock.

We may be unable to invest the net proceeds raised from offerings and repayments from investments on acceptable terms, which would harm our financial condition and operating results.

Until we identify new investment opportunities, we intend to either invest the net proceeds of future offerings and repayments from investments in interest-bearing deposits or other short-term instruments or use the net proceeds from such offerings to reduce then-outstanding obligations under our credit facility, if any. We cannot assure you that we will be able to find enough appropriate investments that meet our investment criteria or that any investment we complete using the proceeds from an offering will produce a sufficient return.

Our portfolio companies may incur debt that ranks equal with, or senior to, our investments in such companies.

We invest primarily in debt securities issued by our portfolio companies. In some cases portfolio companies are permitted to have other debt that ranks equal with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders thereof are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equal with debt securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company.

Second priority liens on collateral securing loans that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain loans that we make are secured by a second priority security interest in the same collateral pledged by a portfolio company to secure senior debt owed by the portfolio company to commercial banks or other traditional lenders. Often the senior lender has procured covenants from the portfolio company prohibiting the incurrence of additional secured debt, without the senior lender's consent. Prior to, and as a condition of, permitting the portfolio company to borrow money from us secured by the same collateral pledged to the senior lender, the senior lender will require assurances that it will control the disposition of any collateral in the event of bankruptcy or other default. In many such cases, the senior lender will require us to enter into an “intercreditor agreement” prior to permitting the portfolio company to borrow from us. Typically, the intercreditor agreements we are requested to execute expressly subordinate our debt instruments to those held by the senior lender and further provide that the senior lender shall control: (1) the commencement of foreclosure or other proceedings to liquidate and collect on the collateral; (2) the nature, timing and conduct of foreclosure or other collection proceedings; (3) the amendment of any collateral document; (4) the release of the security interests in respect of any collateral; and (5) the waiver of defaults under any security agreement. Because of the control we may cede to senior lenders under intercreditor agreements we may enter, we may be unable to realize the proceeds of any collateral securing some of our loans.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we may have structured certain of our investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the size of our investment and the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower’s business or exercise control over the borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken in rendering significant managerial assistance.

Our investments in equity securities involve a substantial degree of risk.

We may purchase common stock and other equity securities, including warrants. Although equity securities have historically generated higher average total returns than fixed-income securities over the long term, equity securities have also experienced significantly more volatility in those returns. The equity securities we acquire may fail to appreciate and may decline in value or become worthless, and our ability to recover our investment depends on our portfolio company’s success. Investments in equity securities involve a number of significant risks, including the risk of further dilution as a result of additional issuances, inability to access additional capital and failure to pay current distributions. Investments in preferred securities involve special risks, such as the risk of deferred distributions, credit risk, illiquidity and limited voting rights.

The lack of liquidity in our investments may adversely affect our business.

We may invest in securities issued by private companies. These securities may be subject to legal and other restrictions on resale or otherwise be less liquid than publicly-traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. Our investments are usually subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not receive any return on our investment in the CLO Funds in which we have invested and the Asset Manager Affiliates may be unable to raise additional CLO Funds.

As of March 31, 2014, we had $77.7 million at fair value invested in the subordinated securities, preferred shares, or other securities issued by the CLO Funds managed by our Asset Manager Affiliates and certain other third party asset managers. Subject to market conditions and legal requirements applicable to us under the 1940 Act, we expect to continue to acquire subordinated securities in the future in CLO Funds managed by our Asset Manager Affiliates and/or third party managers. Subordinated securities are the most junior class of securities issued by the CLO Funds and are subordinated in priority of payment to every other class of securities issued by these CLO Funds. Therefore, they only receive cash distributions if the CLO Funds have made all cash interest payments to all other debt securities issued by the CLO Fund. The subordinated securities are also unsecured and rank behind all of the secured creditors, known or unknown, of the CLO Fund, including the holders of the senior securities issued by the CLO Fund. Consequently, to the extent that the value of a CLO Fund’s loan investments has been reduced as a result of conditions in the credit markets, or as a result of default loans or individual fund assets, the value of the subordinated securities at their redemption could be reduced. Additionally, the Asset Manager Affiliates may not be able to continue to raise new CLO Funds due to prevailing CLO market conditions or other factors.

Risks Related to Our Common Stock

We may not be able to pay distributions to our stockholders, our distributions may not grow over time, and a portion of distributions paid to our stockholders may be a return of capital.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We may not be able to achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described herein. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC could limit our ability to pay distributions. In addition, due to the asset coverage test applicable to us as a BDC and a covenant that we agreed to in connection with the issuance of the 7.375% Notes Due 2019, we are limited in our ability to make distributions in certain circumstances. In this regard, we agreed in connection with our issuance of the 7.375% Notes Due 2019 that for the period of time during which the 7.375% Notes Due 2019 are outstanding, we will not violate (regardless of whether we are subject to) Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act. These provisions generally prohibit us from declaring any cash dividend or distribution upon our common stock, or purchasing any such common stock if our asset coverage, as defined in the 1940 Act, is below 200% at the time of the declaration of the dividend or distribution or the purchase and after deducting the amount of such dividend, distribution or purchase. Further, if we invest a greater amount of assets in equity securities that do not pay current dividends, it could reduce the amount available for distribution.

All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings and those of the Asset Manager Affiliates, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board of Directors may deem relevant from time to time. We cannot assure you that we will pay distributions to our stockholders in the future.

When we make quarterly distributions, we will be required to determine the extent to which such distributions are paid out of current or accumulated earnings, recognized capital gains or capital. To the extent there is a return of capital, investors will be required to reduce their basis in our stock for federal tax purposes, which may result in higher tax liability when the shares are sold, even if they have not increased in value or have lost value. Our distributions have included and may continue to include a return of capital component.

Investing in shares of our common stock may involve an above average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk, volatility or loss of principal than alternative investment options. Our investments in portfolio companies may be highly speculative, and therefore, an investment in our common stock may not be suitable for investors with lower risk tolerance.

Shares of closed-end investment companies, including BDCs, frequently trade at a discount to their net asset value, and we cannot assure you that the market price of our common stock will not decline following any offering of our common stock.

We cannot predict the price at which our common stock will trade. Shares of closed-end investment companies frequently trade at a discount to their net asset value and our stock may also be discounted in the market. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether shares of our common stock will trade above, at or below our net asset value. The risk of loss associated with this characteristic of closed-end investment companies may be greater for investors expecting to sell shares of common stock soon after the purchase of such shares of common stock. In addition, if our common stock trades below its net asset value, we will generally not be able to issue additional shares of our common stock at its market price without first obtaining the approval of our stockholders and our independent directors.

Our share price may be volatile and may fluctuate substantially.

The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	price and volume fluctuations in the overall stock market from time to time;
•	significant volatility in the market price and trading volume of securities of BDCs or other companies in our sector, which are not necessarily related to the operating performance of these companies;
•	our inability to deploy or invest our capital;
•	fluctuations in interest rates;
•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;
•	operating performance of companies comparable to us;
•	changes in regulatory policies or tax rules, particularly with respect to RICs or BDCs;
•	inability to maintain our qualification as a RIC for U.S. federal income tax purposes;
•	the exclusion of our common stock from certain market indices, such as the Russel 2000 Financial Services Index, could reduce the ability of certain investment funds to own our common stock and put short-term selling pressure on our common stock;
•	changes in earnings or variations in operating results;
•	changes in the value of our portfolio;
•	general economic conditions and trends; and
•	departure of key personnel.

If we sell common stock at a discount to our net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.

Our stockholders have currently, and could again approve our ability to sell an unlimited number of shares of our common stock at any level of discount from net asset value per share during the 12 month period following such approval in accordance with the exception described above in “Risk Factors — Risks Related to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.” The issuance or sale by us of shares of our common stock at a discount to net asset value poses a risk of dilution to our stockholders. In particular, stockholders who do not purchase additional shares at or below the discounted price in proportion to their current ownership will experience an immediate decrease in net asset value per share (as well as in the aggregate net asset value of their shares if they do not participate at all). These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we experience in our assets, potential earning power and voting interests from such issuance or sale. In addition, such sales may adversely affect the price at which our common stock trades.

Certain provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Delaware General Corporation Law, our certificate of incorporation and our bylaws contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price of our common stock.

Our stockholders may experience dilution upon the conversion of our Convertible Notes.

Our 8.75% convertible notes due 2016 (the “Convertible Notes”) are convertible into shares of our common stock at any time prior to the end of business on the business day preceding the maturity date. Upon conversion, we will satisfy our conversion obligation by issuing shares of our common stock to the converting holder or cash, at our option. Our stockholders may experience dilution in their ownership percentage of common stock upon our issuance of common stock on any conversion of the Convertible Notes and any dividends paid on our common stock will also be paid on shares issued on any conversion, which may result in a reduction of the per share dividend.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. The matters discussed in this prospectus, as well as in future oral and written statements by management of the Company that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Important assumptions include our ability to acquire or originate new investments, achieve certain margins and levels of profitability, the availability of additional capital, and the ability to maintain certain debt to asset ratios. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans or objectives will be achieved. The forward-looking statements contained in this prospectus include statements as to:

•	our future operating results;
•	our business prospects and the prospects of our existing and prospective portfolio companies;
•	the return or impact of current and future investments;
•	our contractual arrangements and other relationships with third parties;
•	the dependence of our future success on the general economy and its impact on the industries in which we invest;
•	the financial condition and ability of our existing and prospective portfolio companies to achieve their objectives;
•	our expected financings and investments;
•	our regulatory structure and tax treatment;
•	our ability to operate as a BDC and a RIC, including the impact of changes in laws or regulations governing our operations, the operations of the Asset Manager Affiliates or the operations of our portfolio companies;
•	the adequacy of our cash resources and working capital;
•	the timing of cash flows, if any, from the operations of our portfolio companies, including our Asset Manager Affiliates;
•	the impact of a protracted decline in the liquidity of credit markets on our business;
•	the impact of fluctuations in interest rates on our business;
•	the valuation of our investments in portfolio companies, particularly those having no liquid trading market;
•	our ability to recover unrealized losses; and
•	market conditions and our ability to access additional capital.

There are a number of important risks and uncertainties that could cause our actual results to differ materially from those indicated by such forward-looking statements. For a discussion of factors that could cause our actual results to differ from forward-looking statements contained in this prospectus, please see the discussion under “Risk Factors.” You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

We intend to use substantially all of the net proceeds from selling our securities for general corporate purposes, which includes investing in portfolio companies and CLO Funds in accordance with our investment objective and strategies described elsewhere in this prospectus. The supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such an offering.

We anticipate that substantially all of the net proceeds from any offering of our securities will be used as described above within six to twelve months. Pending such use, we intend to invest the net proceeds of an offering in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. These securities may earn yields substantially lower than the income that we anticipate receiving once we are fully invested in accordance with our investment objective. See “Regulation —  Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on The NASDAQ Global Select Market under the symbol “KCAP.” We completed the initial public offering of our common stock in December 2006 at an initial public offering price of $15.00 per share. Prior to such initial public offering, there was no public market for our common stock. On March 18, 2014, the last reported closing price of our stock was $8.20 per share. As of December 31, 2013, we had 13 stockholders of record.

The following table sets forth the range of high and low closing prices of our common stock as reported on The NASDAQ Global Select Market and other information relating to our common stock for each fiscal quarter during the last three most recently completed fiscal years and the current fiscal year to date. The stock quotations are inter-dealer quotations and do not include markups, markdowns or commissions and as such do not necessarily represent actual transactions.

	NAV(1)	Price Range		Discount of High Sales Price to NAV		Discount of Low Sales Price to NAV
		High	Low
2010
First quarter (January 1, 2010 through March 31, 2010)	$9.62	$5.71	$3.79	(40.6)%		(60.6)%
Second quarter (April 1, 2010 through June 30, 2010)	$9.20	$5.88	$4.43	(36.1)%		(51.9)%
Third quarter (July 1, 2010 through September 30, 2010)	$8.84	$6.69	$4.55	(24.3)%		(48.5)%
Fourth quarter (October 1, 2010 through December 31, 2010)	$8.21	$7.10	$6.34	(13.5)%		(22.8)%
2011
First quarter (January 1, 2011 through March 31, 2011)	$8.64	$8.58	$6.70	(0.7)%		(22.5)%
Second quarter (April 1, 2011 through June 30, 2011)	$8.52	$8.16	$7.12	(4.2)%		(16.4)%
Third quarter (July 1, 2011 through September 30, 2011)	$8.29	$8.26	$5.33	(0.36)%		(35.7)%
Fourth quarter (October 1, 2011 through December 31, 2011)	$7.85	$6.85	$5.65	(12.7)%		(28.0)%
2012
First quarter (January 1, 2012 through March 31, 2012)	$7.78	$7.34	$6.35	(5.7)%		(18.4)%
Second quarter (April 1, 2012 through June 30, 2012)	$7.66	$7.26	$5.58	(5.2)%		(27.2)%
Third quarter (July 1, 2012 through September 30, 2012)	$7.82	$9.36	$7.27	19.7	%(2)	(7.0)%
Fourth quarter (October 1, 2012 through December 31, 2012)	$7.85	$9.67	$7.40	23.2	%(2)	(5.7)%
2013
First quarter (January 1, 2013 through March 31, 2013)	$8.33	$10.89	$9.41	30.7	%(2)	13.0	%(2)
Second quarter (April 1, 2013 through June 30, 2013)	$8.24	$11.26	$9.72	36.7	%(2)	18.0	%(2)
Third quarter (July 1, 2013 through September 30, 2013)	$7.96	$11.10	$8.30	39.4	%(2)	4.3	%(2)
Fourth quarter (October 1, 2013 through December 31, 2013)	$7.51	$8.97	$7.99	19.4	%(2)	6.4	%(2)
2014
First quarter (from January 1, 2014 through March 31, 2014)	$7.62	$8.66	$7.83	13.6	%(2)	2.8	%(2)
Second quarter (April 1, 2014 to May 20, 2014)	*	$8.72	$7.87	*		*

*	Not determinable at the time of the filing.
(1)	Net asset value, or “NAV,” per share is generally determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low closing sales prices. The net asset value shown is based on the number of shares outstanding at the end of the applicable period.
(2)	Represents a premium to NAV.

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from net asset value or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease.

Our stockholder distributions, if any, are determined by our Board of Directors. We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code and intend to operate in a manner to maintain our qualification as a RIC. As long as we maintain our qualification as a RIC, we will not be taxed on our net ordinary income or realized net capital gains, to the extent that such taxable income or gains are distributed, or deemed to be distributed, to stockholders on a timely basis. We intend to distribute to our stockholders substantially all our net taxable income and realized net capital gains (if any).

We intend to continue to make quarterly distributions to our stockholders. To maintain RIC tax treatment, we must, among other things, timely distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, for each year.

To avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of:

•	98% of our net ordinary income for the calendar year;
•	98.2% of our capital gains, if any, in excess of capital losses for the one-year period ending on October 31 of the calendar year; and
•	any net ordinary income and net capital gains for the preceding year that were not distributed during such year.

However, depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay the 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income. We will not be subject to excise taxes on amounts on which we are required to pay U.S. federal income tax (such as retained realized net long-term capital gains in excess of net short-term capital losses, or “net capital gains”). We may in the future retain for investment net capital gains and elect to treat such net capital gains as a deemed distribution. If this happens, you will be treated as if you received an actual distribution of the capital gains we retain and then reinvested the net after-tax proceeds in our common stock. You would be eligible to claim a tax credit against your U.S. federal income tax liability (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. Please refer to “Material United States Federal Income Tax Considerations” for further information regarding the consequences of our possible retention of net capital gains. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if we fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation.”

The following table sets forth the quarterly dividends declared by us since January 1, 2011:

	Dividend	Declaration Date	Record Date	Payment Date
2014:
First quarter	$0.25	3/21/2014	4/4/2014	4/25/2014
2013:
Fourth quarter	$0.25	12/13/2013	12/27/2013	1/27/2014
Third quarter	0.25	9/13/2013	10/8/2013	10/29/2013
Second quarter	0.28	6/17/2013	7/5/2013	7/26/2013
First quarter	0.28	3/15/2013	4/5/2013	4/26/2013
2012:
Fourth quarter	$0.28	12/17/2012	12/28/2012	1/28/2013
Third quarter	0.24	9/17/2012	10/10/2012	10/29/2012
Second quarter	0.24	6/18/2012	7/6/2012	7/27/2012
First quarter	0.18	3/16/2012	4/6/2012	4/27/2012
2011:
Fourth quarter	$0.18	12/12/2011	12/23/2011	1/27/2012
Third quarter	0.18	9/15/2011	10/10/2011	10/28/2011
Second quarter	0.17	6/13/2011	7/8/2011	7/29/2011
First quarter	0.17	3/21/2011	4/8/2011	4/29/2011

Due to our ownership of our Asset Manager Affiliates and certain timing, structural and tax considerations, our stockholder distributions may include a return of capital for tax purposes.

We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, when we declare a dividend, cash dividends will be automatically reinvested in additional shares of our common stock unless the stockholder specifically “opts out” of the dividend reinvestment plan and chooses to receive cash dividends. See “Dividend Reinvestment Plan.”

RATIOS OF EARNINGS TO FIXED CHARGES

For purposes of computing the ratios of earnings to fixed charges, earnings represent net increase in net assets resulting from operations plus (or minus) income tax provision (benefit) including excise tax expense plus fixed charges. Fixed charges include interest and credit facility fees and amortization of deferred financing fees.

For the three months ended March 31, 2014 and the years ended December 31, 2013, 2012, 2011, 2010 and 2009, the ratios of earnings to fixed charges of the Company, computed as set forth below, were as follows:

	Three Months Ended March 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Earnings to Fixed Charges(1)	2.15	2.70	4.75	2.67	(1.06)	4.80

(1)	Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period.
•	Excluding net unrealized gains or losses, the earnings to fixed charges ratio would be 3.73 for the three months ended March 31, 2014, 2.61 for the year ended December 31, 2013, 3.99 for the year ended December 31, 2012, (0.42) for the year ended December 31, 2011, (0.14) for the year ended December 31, 2010, and 1.28 for the year ended December 31, 2009.
•	Excluding net realized and unrealized gains or losses, the earnings to fixed charges ratio would be 3.63 for the three months ended March 31, 2014, 3.86 for the year ended December 31, 2013, 4.45 for the year ended December 31, 2012, 4.45 for the year ended December 31, 2011, 2.72 for the year ended December 31, 2010, and 3.02 for the year ended December 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this prospectus.

GENERAL

We are an internally managed, non-diversified closed-end investment company that is regulated as a Business Development Company, or BDC under the 1940 Act. We have three principal areas of investments:

First we originate, structure, and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies (the “Debt Securities Portfolio”).

Second, we have invested in wholly-owned asset management companies (Katonah Debt Advisors and Trimaran Advisors, collectively the “Asset Manager Affiliates”).

Third, we invest in debt and equity securities issued by CLO Funds managed by our Asset Manager Affiliates or by other asset managers (the “CLO Fund Securities”).

In our Debt Securities Portfolio, our investment objective is to generate current income and, to a lesser extent capital appreciation from the investments made by our middle market business in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We define the middle market as comprising companies with EBITDA of $10 million to $50 million and/or total debt of $25 million to $150 million. We primarily invest in first and second lien term loans which, because of their priority in a company’s capital structure, we expect will have lower default rates and higher rates of recovery of principal if there is a default and which we expect will create a stable stream of interest income. While our primary investment focus is on making loans to, and selected equity investments in, privately-held middle market companies, we may also invest in other investments such as loans to smaller companies or larger, publicly-traded companies, high-yield bonds and distressed debt securities. We may also receive warrants or options to purchase common stock in connection with our debt investments.

From our Asset Manager Affiliates investment, we expect to receive recurring dividend distributions and to generate capital appreciation through the addition of new collateralized loan obligation funds (“CLO Funds”) to manage. The Asset Manager Affiliates manage CLO Funds which invest in broadly syndicated loans, high-yield bonds and other credit instruments. Collectively the Asset Manager Affiliates have approximately $3.0 billion of par value assets under management as of March 31, 2014. The Asset Manager Affiliates are registered under the Investment Advisers Act of 1940, and are managed independently from the Company by a separate portfolio management team.

In addition, our investments in CLO Fund Securities, which are primarily made up of a minority investment in the subordinated securities or preferred stock of CLO Funds raised and managed by our Asset Manager Affiliates, are anticipated to provide the Company with recurring cash distributions and compliment the growth of our Asset Manager Affiliates.

We intend to grow our entire portfolio of investments by raising additional capital, including through the prudent use of leverage available to us. As a BDC, we are limited in the amount of leverage we can incur under the 1940 Act. We are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing.

We have elected to be treated for U.S. federal income tax purposes as a Registered Investment Company (“RIC”) and intend to operate in a manner to maintain our RIC status. As a RIC, we intend to distribute to our stockholders substantially all of our net ordinary income and the excess of realized net short-term capital gains over realized net long-term capital losses, if any, for each year. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. Pursuant to this election, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we timely distribute to our stockholders. Our common stock is traded on The NASDAQ Global Select Market under the symbol “KCAP.” The net asset value per share of our common stock at March 31, 2014 was $7.62. On March 31, 2014, the last reported sale price of a share of our common stock on The NASDAQ Global Select Market was $8.66.

PORTFOLIO AND INVESTMENT ACTIVITY

Our primary investments are: (1) lending to and investing in middle-market businesses through investments in senior secured loans, junior secured loans, subordinated/mezzanine debt investments, and other equity investments, which may include warrants, (2) our investments in our Asset Manager Affiliates, which invest in broadly syndicated loans, high-yield bonds and other credit instruments, and (3) CLO Fund Securities.

Total portfolio investment activity (excluding activity in time deposit and money market investments) for the three months ended March 31, 2014 (unaudited) and for the year ended December 31, 2013 was as follows:

	Debt Securities	CLO Fund Securities	Equity Securities	Asset Manager Affiliates	Total Portfolio
Fair Value at December 31, 2012	$111,037,882	$83,257,507	$8,020,716	$77,242,000	$279,558,105
2013 Activity:
Purchases / originations /draws	232,226,295	11,957,500	3,813,838	217,212	248,214,845
Pay-downs / pay-offs / sales	(80,089,537)	(623,403)	(2,882,106)	—	(83,595,046)
Net accretion of interest	238,554	216,444	—	—	454,998
Net realized losses	(11,538,868)	—	(551,636)	—	(12,090,504)
Increase (decrease) in fair value	14,956,101	(15,355,828)	2,605,586	(1,311,212)	894,647
Fair Value at December 31, 2013	266,830,427	79,452,220	11,006,398	76,148,000	433,437,045
Purchases / originations /draws	27,232,389	—	1,051,643	545,979	28,830,011
Pay-downs / pay-offs / sales	(29,019,009)	(593,887)	(3,516,700)	—	(33,129,596)
Net accretion of interest	39,706	66,083	—	—	105,789
Net realized gains (losses)	310,974	—	(1,393)	—	309,581
Decrease in fair value	(603,315)	(1,176,892)	(327,662)	(2,618,979)	(4,726,848)
Fair Value at March 31, 2014	$264,791,172	$77,747,524	$8,212,286	$74,075,000	$424,825,982

The level of investment activity for investments funded and principal repayments for our investments can vary substantially from period to period depending on the number and size of investments that we invest in or divest of, and many other factors, including the amount and competition for the debt and equity securities available to middle market companies, the level of merger and acquisition activity for such companies and the general economic environment.

The following table shows the Company’s portfolio by security type at March 31, 2014 and December 31, 2013:

	March 31, 2014 (unaudited)			December 31, 2013
Security Type	Cost	Fair Value	%(1)	Cost	Fair Value	%(1)
Money Market Accounts(2)	4,133,429	4,133,429	2	7,112,949	7,112,949	3
Senior Secured Loan	159,596,442	152,797,023	59	175,021,272	168,188,453	67
Junior Secured Loan	57,494,889	54,978,035	22	50,831,407	48,443,384	19
Senior Unsecured Loan	27,000,000	27,000,000	11	23,000,000	23,000,000	9
First Lien Bond	2,948,836	2,385,000	1	2,948,332	2,546,400	2
Senior Subordinated Bond	4,268,289	4,268,550	2	1,037,707	1,051,540	—
Senior Unsecured Bond	10,896,631	11,085,303	4	10,855,804	11,381,100	5
Senior Secured Bond	1,518,123	1,619,550	1	1,519,072	1,619,550	1
CLO Fund Securities	101,169,147	77,747,524	31	101,696,950	79,452,220	32
Equity Securities	16,289,233	8,212,286	3	18,755,684	11,006,398	4
Preferred	10,054,444	10,657,711	4	10,000,000	10,600,000	4
Asset Manager Affiliates	83,924,720	74,075,000	29	83,378,741	76,148,000	30
Total	$479,294,183	$428,959,411	169%	$486,157,918	$440,549,994	176%

(1)	Calculated as a percentage of Net Asset Value.
(2)	Includes restricted cash held under employee benefit plans.

At March 31, 2014 and December 31, 2013, our investments in income producing loans and debt securities, excluding CLO Fund securities, had a weighted average interest rate of approximately 7.6% and 7.3%, respectively.

The investment portfolio (excluding the Company’s investment in Asset Manager Affiliates and CLO Funds) at March 31, 2014 was spread across 24 different industries and 93 different entities with an average balance per entity of approximately $3.8 million. As of March 31, 2014, all but four of our portfolio companies were current on their debt service obligations.

We may invest up to 30% of our investment portfolio in “Non-qualifying” opportunistic investments such as high-yield bonds, debt and equity securities of CLO Funds, foreign investments, and distressed debt or equity securities of public companies. The investments in our Debt Securities Portfolio are all or predominantly below investment grade, and therefore have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

At March 31, 2014, our ten largest portfolio companies represented approximately 43% of the total fair value of our investments. Our largest investment, the Asset Manager Affiliate, which are our wholly-owned portfolio companies represented 17% of the total fair value of our investments. Excluding the Asset Manager Affiliates and CLO Fund Securities, our ten largest portfolio companies represent approximately 19% of the total fair value of our investments.

The industry concentrations based on the fair value of the Company’s investment portfolio as of March 31, 2014 and December 31, 2013, were as follows:

	March 31, 2014 (unaudited)			December 31, 2013(3)
Industry Classification	Cost	Fair Value	%(1)	Cost	Fair Value	%(1)
Aerospace and Defense	$9,241,598	$8,262,746	2%	$9,244,538	$8,100,895	3%
Asset Management Company(2)	83,924,720	74,075,000	29	83,378,741	76,148,000	30
Automotive	15,092,066	15,140,184	6	15,248,090	15,306,403	6
Banking, Finance, Insurance & Real Estate	30,106,699	30,073,375	12	4,190,265	4,299,050	2
Beverage, Food and Tobacco	30,678,942	30,891,888	12	33,758,684	34,026,889	14
Capital Equipment	11,448,449	11,861,307	5	11,450,641	11,792,925	5
Chemicals, Plastics and Rubber	2,914,899	2,913,300	1	2,921,597	2,906,601	1
CLO Fund Securities	101,169,147	77,747,524	30	101,696,950	79,452,220	33
Construction & Building	18,152,025	217,860	—	18,224,720	190,244	—
Consumer goods: Durable	—	1,273,772	1	7,713,071	9,751,622	4
Consumer goods: Non-durable	20,753,460	20,068,181	8	18,864,695	18,266,939	7
Energy: Oil & Gas	11,744,827	13,419,317	5	11,734,558	12,930,563	5
Environmental Industries	6,931,964	6,980,096	3	6,937,663	6,965,896	3
Finance	—	—	—	26,669,356	26,712,914	11
Healthcare & Pharmaceuticals	29,001,457	28,744,797	11	14,352,172	14,430,726	6
Healthcare, Education and Childcare	1,079,617	1,000	—	18,340,534	18,445,673	7
High Tech Industries	20,671,185	20,725,084	8	17,989,624	17,989,034	7
Hotel, Gaming & Leisure	3,817,517	3,418,987	1	3,825,126	3,466,520	1
Media: Advertising, Printing & Publishing	14,208,104	14,408,131	6	12,797,615	13,035,590	5
Media: Broadcasting & Subscription	9,699,508	9,667,758	4	9,853,341	9,915,921	4
Metals & Mining	228,563	1,000	—	228,563	1,000	—
Retail	1,378,742	1,283,542	1	3,364,579	3,325,032	1
Services: Business	9,162,252	9,161,651	4	2,984,555	2,999,791	1
Services: Consumer	4,627,502	4,637,023	2	4,065,671	3,001,899	1
Telecommunications	17,136,126	17,174,621	7	17,251,743	17,337,834	7
Time Deposit and Money Market Accounts(4)	4,133,429	4,133,429	2	7,112,949	7,112,949	3

	March 31, 2014 (unaudited)			December 31, 2013(3)
Industry Classification	Cost	Fair Value	%(1)	Cost	Fair Value	%(1)
Transportation: Cargo	16,076,036	16,699,547	7	16,030,051	16,643,254	7
Utilities: Electric	5,915,349	5,978,291	2	5,927,826	5,993,610	2
Total	$479,294,183	$428,959,411	169%	$486,157,918	$440,549,994	176%

(1)	Calculated as a percentage of net asset value.
(2)	Represents the Asset Manager Affiliates.
(3)	Certain prior year amounts have been reclassified to conform to the current year presentation.
(4)	Includes restricted cash held under employee benefit plans.

CLO Fund Securities

We typically make a minority investment in the subordinated securities or preferred stock of CLO Funds raised and managed by our Asset Manager Affiliates and may selectively invest in securities issued by CLO Funds managed by other asset management companies. As of March 31, 2014, we had approximately $78 million invested in CLO Fund Securities, including those issued by funds managed by our Asset Manager Affiliates.

The CLO Funds managed by our Asset Manager Affiliates invest primarily in broadly syndicated non-investment grade loans, high-yield bonds and other credit instruments of corporate issuers. The underlying assets in each of the CLO Fund Securities in which we have an investment are generally diversified secured or unsecured corporate debt.

Our CLO Fund Securities as of March 31, 2014 and December 31, 2013 are as follows:

	Investment	%(1)	March 31, 2014		December 31, 2013
CLO Fund Securities			Cost	Fair Value	Cost	Fair Value
Grant Grove CLO, Ltd.	Subordinated Securities	22.2%	$4,717,004	$711,978	$4,715,553	$1,052,164
Katonah III, Ltd.(3)	Preferred Shares	23.1	1,607,836	475,000	1,618,611	325,000
Katonah V, Ltd.(3)	Preferred Shares	26.7	3,320,000	1,000	3,320,000	1,000
Katonah VII CLO Ltd.(2)	Subordinated Securities	16.4	4,487,193	1,442,994	4,499,793	1,478,978
Katonah VIII CLO Ltd.(2)	Subordinated Securities	10.3	3,384,505	1,300,072	3,390,005	1,230,731
Katonah IX CLO Ltd.(2)	Preferred Shares	6.9	2,014,687	745,431	2,023,287	829,739
Katonah X CLO Ltd.(2)	Subordinated Securities	33.3	11,742,686	5,463,221	11,770,993	5,932,163
Katonah 2007-I CLO Ltd.(2)	Preferred Shares	100.0	31,051,393	26,841,026	31,064,973	27,758,379
Katonah 2007-I CLO Ltd.(2)	Class B-2L Notes	100.0	1,305,288	9,810,000	1,300,937	9,740,000
Trimaran CLO IV, Ltd.(2)	Preferred Shares	19.0	3,531,200	2,674,364	3,542,300	2,519,210
Trimaran CLO V, Ltd.(2)	Subordinated Notes	20.8	2,715,100	1,775,415	2,721,500	1,844,276
Trimaran CLO VI, Ltd.(2)	Income Notes	16.2	2,774,800	1,889,787	2,784,200	1,981,948
Trimaran CLO VII, Ltd.(2)	Income Notes	10.5	3,130,600	2,333,786	3,133,900	2,513,261
Catamaran CLO 2012-1 Ltd.(2)	Subordinated Notes	24.9	8,984,300	6,749,700	8,943,900	6,846,520
Catamaran CLO 2012-1 Ltd.(2)	Class F Notes	42.9	3,869,455	4,190,000	3,843,398	4,200,001
Catamaran CLO 2013-1 Ltd.(2)	Subordinated Notes	23.5	9,353,900	8,370,000	9,960,400	8,225,100
Dryden 30 Senior Loan Fund	Subordinated Notes	7.5	3,179,200	2,973,750	3,063,200	2,973,750
Total			$101,169,147	$77,747,524	$101,696,950	$79,452,220

(1)	Represents percentage of class held.
(2)	A CLO Fund managed by an Asset Manager Affiliate.
(3)	As of March 31, 2014, this CLO Fund security was not providing a dividend distribution.

Asset Manager Affiliates

The Asset Manager Affiliates are our wholly-owned asset management companies that manage CLO Funds that invest in broadly syndicated loans, high yield bonds and other credit instruments. The CLO Funds managed by our Asset Manager Affiliates consist primarily of credit instruments issued by corporations. As of

March 31, 2014, our Asset Manager Affiliates had approximately $3.0 billion of par value of assets under management on which they earn management fees, and were valued at approximately $74 million.

All CLO Funds managed by the Asset Manager Affiliates are currently paying all senior and subordinate management fees. In addition our Asset Manager Affiliates are currently receiving incentive fees from five funds.

RESULTS OF OPERATIONS

The principal measure of our financial performance is the net increase (decrease) in stockholders’ equity resulting from operations which includes net investment income (loss) and net realized and unrealized appreciation (depreciation). Net investment income (loss) is the difference between our income from interest, dividends, fees, and other investment income and our operating expenses. Net realized gain (loss) on investments, is the difference between the proceeds received from dispositions of portfolio investments and their amortized cost. Net change in unrealized appreciation (depreciation) on investments is the net change in the fair value of our investment portfolio.

Set forth below is a discussion of our results of operations for the three months ended March 31, 2014 and 2013.

Revenue

Revenues consist primarily of investment income from interest and dividends on our investment portfolio and various ancillary fees related to our investment holdings.

Interest from Investments in Debt Securities.  We generate interest income from our investments in debt securities that consist primarily of senior and junior secured loans. Our debt securities portfolio is spread across multiple industries and geographic locations, and as such, we are broadly exposed to market conditions and business environments. As a result, although our investments are exposed to market risks, we continuously seek to limit concentration of exposure in any particular sector or issuer.

Dividends and Interest from Investments in CLO Fund Securities.  We generate dividend income from our investments in the securities (typically preferred shares or subordinated securities) of CLO Funds managed by our Asset Manager Affiliates and selective investments in securities issued by CLO Funds managed by other asset management companies. CLO Funds managed by our Asset Manager Affiliates and those managed by non-affiliates invest primarily in broadly syndicated non-investment grade loans, high-yield bonds and other credit instruments of corporate issuers. The Company distinguishes CLO Funds managed by its Asset Manager Affiliates as “CLO Fund Securities Managed by Affiliates.” in its consolidated financial statements. The underlying assets in each of the CLO Funds in which we have an investment are generally diversified secured or unsecured corporate debt. Our CLO Fund Securities that are subordinated securities or preferred shares (“junior securities”) are subordinated to senior note holders who typically receive a return on their investment at a fixed spread relative to the LIBOR index. The CLO Funds are leveraged funds and any excess cash flow or “excess spread” (interest earned by the underlying securities in the fund less payments made to senior bond holders and less fund expenses and management fees) is paid to the holders of the CLO Fund’s subordinated securities or preferred shares. The level of excess spread from CLO Fund Securities can be impacted from the timing and level of the resetting of the benchmark interest rate for the underlying assets (which reset at various times throughout the quarter) in the CLO Fund and the related CLO Fund note liabilities (which reset at each quarterly distribution date); in periods of short-term and volatile changes in the benchmark interest rate, the levels of excess spread and distributions to us can vary significantly.

For non-junior class CLO Fund securities, such as our investment in the class B-2L notes of the Katonah 2007-I CLO of Class F notes of the Catamaran 2012-1, interest is earned at a fixed spread relative to the LIBOR index.

Dividends from Asset Manager Affiliates.  We generate dividend income from our investment in our Asset Manager Affiliates, which are wholly-owned and managed CLO Funds that invest primarily in broadly syndicated non-investment grade loans, high yield bonds and other credit instruments issued by corporations. As managers of CLO Funds, our Asset Manager Affiliates receive contractual and recurring management fees from the CLO Funds for their management and advisory services. In addition, our Asset Manager Affiliates may also earn income related to net interest on assets accumulated for future CLO issuances on which they have provided a first loss guaranty in connection with loan warehouse arrangements for their CLO Funds. Our Asset Manager Affiliates generate annual operating income equal to the amount by which their fee income exceeds their operating expenses. The annual management fees which our Asset Manager Affiliates receive are generally based on a fixed percentage of the par value of assets under management and are recurring in nature for the term of the CLO Fund so long as the Asset Manager Affiliates manage the fund. As a result, the annual management fees earned by our Asset Manager Affiliates generally are not subject to market value fluctuations in the underlying collateral. Our Asset Manager Affiliates may receive incentive fees provided such CLO Funds have achieved a minimum investment return to holders of their subordinated securities or preferred shares as per the terms of each CLO Fund management agreement.

Capital Structuring Service Fees.  We may earn ancillary structuring and other fees related to the origination, investment, disposition or liquidation of debt and investment securities.

Investment Income

Investment income for the three months ended March 31, 2014 and 2013 was approximately $13 million and $11 million, respectively. Of these amounts, approximately $5.2 million and $2.5 million was attributable to interest income on our debt securities portfolio. Increases in interest income from 2013 to 2014 were due to higher average invested assets stemming primarily from capital raising activities.

The weighted average yield on the performing investments debt securities portfolio was 7.6%, and 7.3%, as of March 31, 2014 and December 31, 2013, respectively.

Investment income is primarily dependent on the composition and credit quality of our investment portfolio. Generally, our debt securities portfolio is expected to generate predictable, recurring interest income in accordance with the contractual terms of each loan. Corporate equity securities may pay a dividend and may increase in value for which a gain may be recognized; generally such dividend payments and gains are less predictable than interest income on our loan portfolio.

For the three months ended March 31, 2014 and 2013, approximately $4.9 million and $5.9 million, respectively, of dividend income was attributable to investments in CLO Fund securities. Dividends from CLO Fund Securities are dependent on the performance of the underlying assets in each CLO Fund; interest payments, principal amortization and prepayments of the underlying loans in each CLO Fund are primary factors which determine the level of income on our CLO Fund Securities. The level of excess spread from CLO Fund Securities can be impacted by the timing and level of the resetting of the benchmark interest rate for the underlying assets (which reset at various times throughout the quarter) in the CLO Fund and the related CLO Fund bond liabilities (which reset at each quarterly distribution date); in periods of short-term and volatile changes in the benchmark interest rate, the levels of excess spread and distributions to us can vary significantly.

Distributions from our Asset Manager Affiliates are recorded as “Dividends from Asset Manager Affiliates” in our Statement of Operations. For both the three months ended March 31, 2014 and 2013, we recognized dividend income of $3.0 million from the Asset Manager Affiliates.

The Asset Manager Affiliates are expected to pay future dividends to the Company based upon their operating cash flow, which generally will be dependent upon the maintenance and growth in their assets under management. The change in fair value of our investment in our Asset Manager Affiliates was approximately a decrease of $2.1 million as of March 31, 2014 and an increase of $3.1 million as of March 31, 2013. CLO Funds typically have automatic orderly wind-down features following an initial period of reinvestment. Thus, with all else being equal, as managed CLO Fund portfolios age, projected future assets under management (and associated management fees) will naturally decline, resulting in a reduction in fair value of our Asset Manager Affiliates. On the other hand, mandates to manage new CLO Fund portfolios will generally result in an increase in the fair value of our investment in our Asset Manager Affiliates. The aggregate of par value assets under management by our Asset Manager Affiliates was $3.0 billion and $3.2 billion as of March 31, 2014 and December 31, 2013, respectively.

Expenses

Because we are internally managed, we directly incur the cost of management and operations. As a result, we pay no investment management fees or other fees to an external advisor. Our expenses consist primarily of interest expense on outstanding borrowings, compensation expense and general and administrative expenses, including professional fees. Interest and compensation expense are typically our largest expenses each period. Interest expense is dependent on the average outstanding principal balance of our borrowings and the applicable interest rate for the period.

Interest and Amortization of Debt Issuance Costs.  Interest expense is dependent on the average outstanding balance on our borrowings and, the base index rate for the period. Debt issuance costs represent fees, and other direct costs incurred in connection with the Company’s borrowings. These amounts are capitalized and amortized ratably over the contractual term of the borrowing.

Compensation Expense.  Compensation expense includes base salaries, bonuses, stock compensation, employee benefits and employer-related payroll costs. The largest components of total compensation costs are base salaries and bonuses; generally, base salaries are expensed as incurred and annual bonus expenses are estimated and accrued. Our compensation arrangements with our employees contain a significant profit sharing and/or performance based bonus component. Therefore, as our net revenues increase, our compensation costs may also rise. In addition, our compensation expenses may also increase to reflect increased investment in personnel as we grow our products and businesses.

Professional Fees and General and Administrative Expenses.  The balance of our expenses includes professional fees (primarily legal, accounting, valuation and other professional services), occupancy costs and general administrative and other costs.

Total expenses for the three months ended March 31, 2014 and 2013 were approximately $5.5 million and $4.4 million, respectively. Interest expense and amortization on debt issuance costs for the periods, were approximately $3.0 million and $2.3 million, respectively, on average debt outstanding of $196 million and $101 million, respectively.

For the three months ended March 31, 2014 and 2013, approximately $1.3 million and $910,000, respectively, of expenses were attributable to employee compensation, including salaries, bonuses, employee benefits, payroll taxes and stock-based compensation expense. The increase in compensation expense results from higher performance-based compensation and benefit plan expenses, as well as an increase in employee headcount. For the three months ended March 31, 2014 and 2013, respectively, professional fees and insurance expenses totaled approximately $807,000 and $771,000. Administrative costs, which include occupancy expense, technology and other office expenses, totaled approximately $468,000 and $506,000 for the three months ended March 31, 2014 and 2013, respectively.

Net Investment Income and Net Realized Gains (Losses)

Net investment income and net realized gains (losses) represents the stockholder’s equity before net unrealized appreciation or depreciation on investments. For the three months ended March 31, 2014, net investment income and net realized gains were approximately $8.2 million, or $0.25 per share. For the three months ended March 31, 2013, net investment income and net realized losses were approximately $6.9 million or $0.23 per share. Net investment income represents the income earned on our investments less operating and interest expense before net realized gains or losses and unrealized appreciation or depreciation on investments. For the three months ended March 31, 2014, net investment income was approximately $7.9 million, or $0.24 per share.

Generally, we seek to fund our distributions from net investment income. For the three months ended March 31, 2014, total distributions were $8.2 million, or $.25 per share.

Net Unrealized (Depreciation) Appreciation on Investments

During the three months ended March 31, 2014, our total investments had net unrealized depreciation of approximately $4.7 million. During the three months ended March 31, 2013, our total investments had net unrealized appreciation of approximately $350,000. For the three months ended March 31, 2014, our Asset Manager Affiliates had net unrealized depreciation of approximately $2.6 million. For the three months ended

March 31, 2013, our Asset Manager Affiliates had net unrealized appreciation of approximately $3.1 million. For the three months ended March 31, 2014, our middle market portfolio of debt securities and equity securities had net unrealized depreciation of approximately $900,000, compared with net unrealized appreciation of $2.2 million during the first quarter of 2013. For the three months ended March 31, 2014, our CLO Fund securities had net unrealized depreciation of approximately $1.2 million compared with net unrealized depreciation of $4.9 million during the first quarter of 2013.

Net Change in Stockholder’s Equity Resulting From Operations

The net increase in stockholders’ equity resulting from operations for the three months ended March 31, 2014 was $3.4 million, or $0.10 per share. Net increase in stockholders’ equity resulting from operations for the three months ended March 31, 2013 was $7.2 million, or $0.25 per share.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, pay dividends to our stockholders and other general business needs. We recognize the need to have funds available for operating our business and to make investments. We seek to have adequate liquidity at all times to cover normal cyclical swings in funding availability and to allow us to meet irregular and unexpected funding requirements. We plan to satisfy our liquidity needs through normal operations with the goal of avoiding unplanned sales of assets or emergency borrowing of funds.

As of March 31, 2014 and December 31, 2013 the fair value of investments and cash were as follows:

	Investments at Fair Value
Security Type	March 31, 2014	December 31, 2013
Cash	$3,277,748	$3,433,675
Money Market Accounts	4,133,429	7,112,949
Senior Secured Loan	152,797,023	168,188,453
Junior Secured Loan	54,978,035	48,443,384
Senior Unsecured Loan	27,000,000	23,000,000
First Lien Bond	2,385,000	2,546,400
Senior Subordinated Bond	4,268,550	1,051,540
Senior Secured Bond	1,619,550	1,619,550
Senior Unsecured Bond	11,085,303	11,381,100
CLO Fund Securities	77,747,524	79,452,220
Equity Securities	8,212,286	11,006,398
Preferred	10,657,711	10,600,000
Asset Manager Affiliates	74,075,000	76,148,000
Total	$432,237,159	$443,983,669

We use borrowed funds, known as “leverage,” to make investments and to attempt to increase returns to our shareholders by reducing our overall cost of capital. As a BDC, we are limited in the amount of leverage we can incur under the 1940 Act. We are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. As of March 31, 2014, we had approximately $193 million of outstanding borrowings and our asset coverage ratio of total assets to total borrowings was 228%, compliant with the minimum asset coverage level of 200% generally required for a BDC by the 1940 Act. We may also borrow amounts of up to 5% of the value of our total assets for temporary purposes.

On March 16, 2011, the Company issued $55 million in aggregate principal amount of unsecured 8.75% convertible notes due March 2016 (“Convertible Notes”). On March 23, 2011, pursuant to an over-allotment option, the Company issued an additional $5 million of such Convertible Notes for a total of $60 million in aggregate principal amount. The net proceeds from the sale of the Convertible Notes, following underwriting expenses, were approximately $57.7 million. Interest on the Convertible Notes is paid semi-annually in arrears on March 15 and September 15, at a rate of 8.75%, commencing September 15, 2011. The Convertible Notes mature on March 15, 2016 unless converted earlier. The Convertible Notes are senior unsecured obligations of the Company.

The Convertible Notes are convertible into shares of the Company’s common stock. As of March 31, 2014, the conversion rate was 127.4733 shares of common stock per $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $7.84 per share of common stock. The conversion rate is subject to adjustment upon certain events. Upon conversion, the Company would issue the full amount of common stock or settle the conversion cash, at its option, and retire the full amount of debt outstanding.

On April 4, 2013, approximately $9 million of the Company’s 8.75% Convertible Notes were converted at a price per share of $8.159 into 1,102,093 shares of KCAP common stock. On September 4, 2013, the Company purchased $2 million face value of its own Convertible Notes at a price of $114.50, plus accrued interest. KCAP subsequently surrendered these notes to the note trustee for cancellation effective September 13, 2013. Due to the cash conversion option embedded in the Convertible Notes, the Company applied the guidance in ASC 470-40-20, Debt with Conversion and Other Options, and realized a loss on the extinguishment of this debt. For the three months ended March 31, 2014, there were no realized losses on extinguishment of debt. For the year ended December 31, 2013 total realized losses on extinguishment of debt were approximately $537,000. The indenture governing the Convertible Notes contains certain restrictive covenants, including compliance with certain provisions of the 1940 Act and conditions governing the undertaking of new debt.

In February 2012, the Company entered into a Note Purchase Agreement, under which it was able to obtain up to $30 million in financing (the “Facility”). The Facility was terminated on November 4, 2013 and remaining unamortized capitalized costs of approximately $203,000 related to the Facility were written-off and are included in Realized Losses on Extinguishments of Debt.

On October 10, 2012, the Company issued $41.4 million in aggregate principal amount of unsecured 7.375% Notes Due 2019. The net proceeds for the7.375% Notes Due 2019, following underwriting expenses, were approximately $39.9 million. Interest on the 7.375% Notes Due 2019 is paid quarterly in arrears on March 30, June 30, September 30 and December 30, at a rate of 7.375%, commencing December 30, 2012. The 7.375% Notes Due 2019 mature on September 30, 2019, and are senior unsecured obligations of the Company. In addition, due to the coverage tests applicable to the Company as a BDC and a covenant that the Company agreed to in connection with the issuance of the7.375% Notes Due 2019, the Company is limited in its ability to make distributions in certain circumstances. At March 31, 2014, the Company was in compliance with all of its debt covenants. The indenture governing the 7.375% Notes Due 2019 contains certain restrictive covenants, including compliance with certain provisions of the 1940 Act relating to borrowing and dividends.

On February 14, 2013, the Company completed a public offering of 5,232,500 shares of common stock, which included the underwriters’ full exercise of their option to purchase up to 682,500 shares of common stock, at a price of $9.75 per share, raising approximately $51.0 million in gross proceeds. In conjunction with this offering, the Company also sold 200,000 shares of common stock to a member of its Board of Directors, at a price of $9.31125 per share, raising approximately $1.9 million in gross proceeds.

On June 18, 2013, KCAP Senior Funding I, LLC, or Issuer, a specialty finance subsidiary of the Company, was capitalized through the issuance of $140 million of notes (the “KCAP Senior Funding I Notes”). The KCAP Senior Funding I Notes are backed by a diversified portfolio of bank loans. The Company invested in the most junior class of the notes, issued in the approximate amount of $35 million, representing the Company’s primary exposure to the performance of the assets acquired from the proceeds of the issuance of the KCAP Senior Funding I Notes. These junior notes eliminate in consolidation and the remaining notes with a par value of $105 million, net of $3.0 million of unamortized discount, are reflected on our consolidated balance sheet. The indenture governing the KCAP Senior Funding I Notes contains an event of default that is triggered in the event that certain coverage tests are not met.

Subject to prevailing market conditions, we intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us. As a result, we may seek to enter into new agreements with other lenders or into other financing arrangements as market conditions permit. From time to time, we may seek to retire, repurchase, or exchange debt securities in open market purchases or by other means dependent on market conditions, liquidity, contractual obligations, and other matters.

If our common stock trades below our net asset value per share, we will generally not be able to issue additional common stock at the market price unless our shareholders approve such a sale and our Board of Directors makes certain determinations. A proposal, approved by our stockholders (at a special stockholder meeting held on June 21, 2013 and continued on July 19, 2013 and August 9, 2013) authorizes us to sell shares of our common stock below the then current net asset value per share of our common stock in one or more offerings for the period ending on the earlier of (i) August 9, 2013, or (ii) the date of our 2014 annual meeting of shareholders. We would need similar future approval from our shareholders to issue shares below the then current net asset value per share any time after the expiration of the current approval.

Stockholder Distributions

We intend to continue to distribute quarterly distributions to our stockholders. To avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of:

•	98% of our ordinary net taxable income for the calendar year;
•	98.2% of our capital gains, if any, in excess of capital losses for the one-year period ending on October 31 of the calendar year; and
•	any net ordinary income and net capital gains for the preceding year that were not distributed during such year.

The amount of our declared distributions, as evaluated by management and approved by our Board of Directors, is based on our evaluation of both distributable income for tax purposes and GAAP net investment income (which excludes unrealized gains and losses). Generally, we seek to fund our distributions from GAAP current earnings, primarily from net interest and dividend income generated by our investment portfolio and without a return of capital or a high reliance on realized capital gains. Distributions to our stockholders during 2013 and 2012 included $5.8 million and $1.3 million, respectively, of tax-basis return of capital.

The following table sets forth the quarterly distributions declared by us since the most recent completed calendar year, which approximates our estimated net investment income for the specified quarter, including income distributed from the Asset Manager Affiliates received by the Company, if any.

	Dividend	Declaration Date	Record Date	Pay Date
2014:
First quarter	$0.25	3/21/2014	4/4/2014	4/25/2014
Total declared in 2014	$0.25
2013:
Fourth quarter	0.25	12/13/2013	12/27/2013	1/27/2014
Third quarter	0.25	9/13/2013	10/8/2013	10/29/2013
Second quarter	0.28	6/17/2013	7/5/2013	7/26/2013
First quarter	$0.28	3/15/2013	4/5/2013	4/26/2013
Total declared in 2013	$1.06
2012:
Fourth quarter	$0.28	12/17/2012	12/28/2012	1/28/2013
Third quarter	0.24	9/17/2012	10/10/2012	10/29/2012
Second quarter	0.24	6/18/2012	7/6/2012	7/27/2012
First quarter	0.18	3/16/2012	4/6/2012	4/27/2012
Total declared in 2012	$0.94

OFF-BALANCE SHEET ARRANGEMENTS

We are a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the needs of the Company’s investment objectives. Such instruments include commitments to extend credit and may involve, in varying degrees, elements of credit risk in excess of amounts recognized on our balance sheet. Prior to extending such credit, we attempt to limit our credit risk by conducting extensive due diligence, obtaining collateral where necessary and negotiating appropriate financial covenants. As of March 31, 2014 and December 31, 2013, we did not have any such outstanding commitments.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual cash obligations and other commercial commitments as of March 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less than one year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt obligations	$192,701,250	$—	$49,008,000	$—	$143,693,250

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are based on the selection and application of critical accounting policies, which require management to make significant estimates and assumptions. Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management’s most difficult, complex, or subjective judgments. Our critical accounting policies are those applicable to the basis of presentation, valuation of investments, and certain revenue recognition matters as discussed below. See Note 2 to our consolidated financial statements, contained elsewhere herein: Significant Accounting Policies — Investments.

Valuation of Portfolio Investments

The most significant estimate inherent in the preparation of our consolidated financial statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded.

Value, as defined in Section 2(a)(41) of 1940 Act, is (1) the market price for those securities for which a market quotation is readily available and (2) for all other securities and assets, fair value as determined in good faith by our Board of Directors pursuant to procedures approved by our Board of Directors. Our valuation policy is intended to provide a consistent basis for determining the fair value of the portfolio based on the nature of the security, the market for the security and other considerations including the financial performance and enterprise value of the portfolio company. Because of the inherent uncertainty of valuation, the Board of Directors’ determined values may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

Pursuant to the AICPA Guide, we reflect our investments on our balance sheet at their estimated fair value with unrealized gains and losses resulting from changes in fair value reflected as a component of unrealized gains or losses on our statements of operations. Fair value is the amount that would be received to sell the investments in an orderly transaction between market participants at the measurement date (i.e., the exit price).

See Note 4 to the consolidated financial statements for the additional information about the level of market observability associated with investments carried at fair value.

The Company follows the provisions of ASC 820: Fair Value, which among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. This standard defines fair value and establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value and expands disclosures about assets and liabilities measured at fair value. ASC 820: Fair Value defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This fair value definition focuses on an exit price in the principal, or most advantageous market, and prioritizes, within a measurement of fair value, the use of market-based inputs (which may be weighted or adjusted for relevance, reliability and specific attributes relative to the subject investment) over entity-specific inputs. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Subsequent to the adoption of ASC 820: Fair Value, the FASB has issued various staff positions clarifying the initial standard (see Note 2 to the consolidated financial statements: “Significant Accounting Policies — Investments”).

ASC 820: Fair Value establishes the following three-level hierarchy, based upon the transparency of inputs to the fair value measurement of an asset or liability as of the measurement date:

Level I — Unadjusted quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed securities. As required by ASC 820: Fair Value, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably affect the quoted price.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. Such inputs may be quoted prices for similar assets or liabilities, quoted markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full character of the financial instrument, or inputs that are derived principally from, or corroborated by, observable market information. Investments which are generally included in this category include illiquid debt securities and less liquid, privately held or restricted equity securities, for which some level of recent trading activity has been observed.

Level III — Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs may be based on the Company’s own assumptions about how market participants would price the asset or liability or may use Level II inputs, as adjusted, to reflect specific investment attributes relative to a broader market assumption. These inputs into the determination of fair value may require significant management judgment or estimation. Even if observable market data for comparable performance or valuation measures (earnings multiples, discount rates, other financial/valuation ratios, etc.) are available, such investments are grouped as Level III if any significant data point that is not also market observable (private company earnings, cash flows, etc.) is used in the valuation methodology.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and the Company considers factors specific to the investment. A majority all of the Company’s investments are classified as Level III. The Company evaluates the source of inputs, including any markets in which its investments are trading, in determining fair value. Inputs that are backed by actual transactions, those that are highly correlated to the specific investment being valued and those derived from reliable or knowledgeable sources will tend to have a higher weighting in determining fair value. Ongoing reviews by the Company’s investment analysts, Chief Investment Officer, Valuation Committee and independent valuation firms (if engaged) may include factors such as an assessment of each underlying investment, its current and prospective operating and financial performance, consideration of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, performance factors, and other investment or industry specific market data, among other factors.

We have valued our investments, in the absence of observable market prices, using the valuation methodologies described below applied on a consistent basis. For some investments little market activity may exist; management’s determination of fair value is then based on the best information available in the circumstances, and may incorporate management’s own assumptions and involves a significant degree of management’s judgment.

Our investments in CLO Fund Securities are carried at fair value, which is based either on (i) the present value of the net expected cash inflows for interest income and principal repayments from underlying assets and the cash outflows for interest expense, debt paydown and other fund costs for the CLO Funds which are approaching or past the end of their reinvestment period and therefore are selling assets and/or using principal repayments to pay-down CLO Fund debt, and for which there continue to be net cash distributions to the class of we securities own, or (ii) a discounted cash flow model that utilizes prepayment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow and comparable yields for similar securities or preferred shares to those in which the Company has invested, or (iii) indicative prices provided by the underwriters or brokers who arrange CLO Funds. We recognize unrealized appreciation or depreciation on our investments in CLO Fund Securities as comparable yields in the market change and/or based on changes in net asset values or estimated cash flows resulting from changes in prepayment or loss assumptions in the underlying collateral pool. As each investment in CLO Fund Securities ages, the expected amount of losses and the expected timing of recognition of such losses in the underlying collateral pool are updated and the revised cash flows are used in determining the fair value of the CLO Fund Securities. We determine the fair value of our investments in CLO Fund Securities on a security-by-security basis.

The Company’s investments in its wholly-owned asset management companies, the Asset Manager Affiliates, are carried at fair value, which is primarily determined utilizing a discounted cash flow model which incorporates different levels of discount rates depending on the hierarchy of fees earned (including the likelihood of realization of senior, subordinate and incentive fees) and prospective modeled performance (“Discounted Cash Flow”). Such valuation takes into consideration an analysis of comparable asset management companies and a percentage of assets under management. The Asset Manager Affiliates are classified as a Level III investment (as described above). Any change in value from period to period is recognized as net change in unrealized appreciation or depreciation.

Fair values of other investments for which market prices are not observable are determined by reference to public market or private transactions or valuations for comparable companies or assets in the relevant asset class and/or industry when such amounts are available. Generally these valuations are derived by multiplying a key performance metric of the investee company or asset (e.g., EBITDA) by the relevant valuation multiple observed for comparable companies or transactions, adjusted by management for differences between the investment and the referenced comparable. Such investments may also be valued at cost for a period of time after an acquisition as the best indicator of fair value. If the fair value of such investments cannot be valued by reference to observable valuation measures for comparable companies, then the primary analytical method used to estimate the fair value is a discounted cash flow method and/or cap rate analysis. A sensitivity analysis is applied to the estimated future cash flows using various factors depending on the investment, including assumed growth rates (in cash flows), capitalization rates (for determining terminal values) and appropriate discount rates to determine a range of reasonable values or to compute projected return on investment.

For bond rated note tranches of CLO Fund securities (those above the junior class) without transactions to support a fair value for the specific CLO Fund and tranche, fair value is based on discounting estimated bond payments at current market yields, which may reflect the adjusted yield on the leveraged loan index for similarly rated tranches, as well as prices for similar tranches for other CLO Funds and also other factors such as indicative prices provided by underwriters or brokers who arrange CLO Funds, and the default and recovery rates of underlying assets in the CLO Fund, as may be applicable. Such model assumptions may vary and incorporate adjustments for risk premiums and CLO Fund specific attributes.

We derive fair value for our illiquid loan investments that do not have indicative fair values based upon active trades primarily by using the Income Approach, and also consider recent loan amendments or other activity specific to the subject asset as described above. Other significant assumptions, such as coupon and maturity, are asset-specific and are noted for each investment in the Schedules of Investments. Our Board of Directors may consider other methods of valuation to determine the fair value of investments as appropriate in conformity with GAAP.

The determination of fair value using this methodology takes into consideration a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance and financing transactions subsequent to the acquisition of the investment. This valuation methodology involves a significant degree of management’s judgment.

Interest Income

Interest income, including amortization of premium and accretion of discount, is recorded on the accrual basis to the extent that such amounts are expected to be collected. We generally place a loan on non-accrual status and cease recognizing interest income on such loan or security when a loan or security becomes 90 days or more past due or if we otherwise do not expect the debtor to be able to service its debt obligations. Non-accrual loans remain in such status until the borrower has demonstrated the ability and intent to pay contractual amounts due or such loans become current. As of March 31, 2014, four issuers representing less than 1% of our total investments at fair value were on non-accrual status. As of December 31, 2013, five issuers representing less than 1% of our total investments at fair value were on non-accrual status.

Dividend Income from CLO Fund Securities

We generate dividend income from our investments in the most junior class of securities of CLO Funds (typically preferred shares or subordinated securities) managed by the Asset Manager Affiliates and selective investments in securities issued by funds managed by other asset management companies. Our CLO Fund junior class securities are subordinated to senior note holders who typically receive a return on their investment at a fixed spread relative to the LIBOR index. The CLO Funds are leveraged funds and any excess cash flow or “excess spread” (interest earned by the underlying securities in the fund less payments made to senior note holders and less fund expenses and management fees) is paid to the holders of the CLO Fund’s subordinated securities or preferred shares. The level of excess spread from CLO Fund securities can be impacted from the timing and level of the resetting of the benchmark interest rate for the underlying assets (which reset at various times throughout the quarter) in the CLO Fund and the related CLO Fund note liabilities (which reset at each quarterly distribution date); in periods of short-term and volatile changes in the benchmark interest rate, the levels of excess spread and distributions to us can vary significantly. In addition, the failure of CLO Funds in which we invest to comply with certain financial covenants may lead to the temporary suspension or deferral of cash distributions to us. We make estimated interim accruals of such dividend income based on recent historical distributions and CLO Fund performance and adjust such accruals on a quarterly basis to reflect actual distributions.

For non-junior class CLO Fund Securities, such as our investment in the class B-2L notes of Katonah 2007-I CLO and the class F notes of Catamaran 2012-1, interest is earned at a fixed spread relative to the LIBOR index.

Dividends from Asset Manager Affiliates

We record dividend income from our Asset Manager Affiliates on the declaration date, which represents the ex-dividend date.

Payment in Kind Interest

We may have loans in our portfolio that contain a payment-in-kind (“PIK”) provision. PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as interest income. To maintain our RIC status, this non-cash source of income must be distributed to stockholders in the form of cash dividends, even though the Company has not yet collected any cash.

Fee Income

Fee income includes fees, if any, for due diligence, structuring, commitment and facility fees, and fees, if any, for transaction services and management services rendered by us to portfolio companies and other third parties. Commitment and facility fees are generally recognized as income over the life of the underlying loan, whereas due diligence, structuring, transaction service and management service fees are generally recognized as income when the services are rendered.

Management Compensation

We may, from time to time, issue stock options or restricted stock, under the Equity Incentive Plan, to officers and employees for services rendered to us. We follow Accounting Standards Codification 718, Compensation — Stock Compensation, a method by which the fair value of options or restricted stock is determined and expensed.

United States Federal Income Taxes

The Company has elected and intends to continue to qualify for the tax treatment applicable to RICs under Subchapter M of the Code and, among other things, intends to make the required distributions to its stockholders as specified therein. In order to qualify as a RIC, the Company is required to timely distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code, for each year. Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income, to the extent required.

Dividends

Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a dividend is determined by the Board of Directors each quarter and is generally based upon the earnings estimated by management for the period and year.

Recent Accounting Pronouncements

See Note 2 to the financial statements included in this prospectus, for a description of recent accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities contain elements of market risks. We consider our principal market risks to be fluctuations in interest rates and the valuations of our investment portfolio. Managing these risks is essential to our business. Accordingly, we have systems and procedures designed to identify and analyze our risks, to establish appropriate policies and thresholds and to continually monitor these risks and thresholds by means of administrative and information technology systems and other policies and processes.

Interest Rate Risk

Interest rate risk is defined as the sensitivity of our current and future earnings to interest rate volatility, variability of spread relationships, the difference in re-pricing intervals between our assets and liabilities and the effect that interest rates may have on our cash flows. Changes in the general level of interest rates can affect our net interest income, which is the difference between the interest income earned on interest earning assets and our interest expense incurred in connection with our interest bearing debt and liabilities. Changes in interest rates can also affect, among other things, our ability to acquire and originate loans and securities and the value of our investment portfolio.

Our investment income is affected by fluctuations in various interest rates, including LIBOR and prime rates. As of March 31, 2014, approximately 83.6% of our loans at fair value in our portfolio were at floating rates with a spread to an interest rate index such as LIBOR or the prime rate. We generally expect that future portfolio investments will predominately be floating rate investments. As of March 31, 2014, we had $195.7 million of borrowings outstanding at a weighted average rate of 5.08%.

Because we borrow money to make investments, our net investment income is dependent upon the difference between the rate at which we borrow funds and the rate at which we invest the funds borrowed. Accordingly, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising or lowering interest rates, the cost of the proportion of our debt associated with our Convertible Notes or Retail Notes would remain the same at 8.75% and 7.375%, respectively, given that this debt is at a fixed rate. We would expect that an increase in the base rate index for our floating rate investment assets would increase our net investment income and that a decrease in the base rate index for such assets would decrease our net investment income (in either case, such increase/decrease may be limited by interest rate floors/minimums for certain investment assets).

We have analyzed the potential impact of changes in interest rates on interest income net of interest expense. Assuming that our balance sheet at March 31, 2014 was to remain constant and no actions were taken to alter the existing interest rate sensitivity, a hypothetical increase of a 1% change in interest rates would correspondingly increase net interest income proportionately by approximately $607,000 over a one-year period. Conversely, a hypothetical decrease of a 1% change in interest rates would correspondingly decrease net interest income proportionately by approximately $41,000 over a one-year period.

Although management believes that this measure is indicative of our sensitivity to interest rate changes, it does not adjust for potential changes in credit quality, size and composition of the assets on the balance sheet and other business developments that could affect a net change in assets resulting from operations or net income. Accordingly, no assurances can be given that actual results would not materially differ from the potential outcome simulated by this estimate.

We did not hold any derivative financial instruments for hedging purposes as of March 31, 2014.

Portfolio Valuation

We carry our investments at fair value, as determined in good faith by our Board of Directors pursuant to a valuation methodology approved by our Board of Directors. Investments for which market quotations are generally readily available at or near the valuation date are generally valued at such market quotations. Investments for which there is not a readily available market value are valued at fair value as determined in good faith by our Board of Directors under a valuation policy and consistently applied valuation process. However, due to the inherent uncertainty of determining the fair value of investments that cannot be marked to market, the fair value of our investments may differ materially from the values that would have been used had a ready market existed for such investments. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the value realized on these investments to be different than the valuations that are assigned. The types of factors that we may take into account in fair value pricing of our investments include, as relevant, the nature and realizable value of any collateral, third party valuations, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, comparison to publicly-traded securities, recent sales of or offers to buy comparable companies, and other relevant factors.

The Company has engaged an independent valuation firm to provide third party valuation consulting services to the Company’s Board of Directors. Each quarter, the independent valuation firm will perform third party valuations on the Company’s material investments in illiquid securities such that they are reviewed at least once during a trailing 12 month period. These third party valuation estimates are considered as one of the relevant data inputs in the Company’s determination of fair value. The Company intends to continue to engage an independent valuation firm in the future to provide certain valuation services, including the review of certain portfolio assets, as part of the quarterly and annual year-end valuation process.

SENIOR SECURITIES TABLE

Information about our senior securities (including debt obligations and indebtedness) is shown in the following table as of December 31 for the years indicated in the table, unless otherwise noted. Grant Thornton LLP’s report on the table as of December 31, 2013, is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
	(dollars in thousands)
Senior securities payable
2006	N/A	N/A	N/A	N/A
2007	$255,000	2,016	—	N/A
2008	261,691	1,751	—	N/A
2009	218,050	1,981	—	N/A
2010	86,747	3,155	—	N/A
2011	60,000	4,009	—	N/A
2012	101,400	3,050	—	N/A
2013	192,592	2,264	—	N/A
2014 (as of March 31, 2014, unaudited)	192,701	2,319	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)	Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.
(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it. The “—” indicates information which the Securities and Exchange Commission expressly does not require to be disclosed for certain types of senior securities.
(4)	Not applicable, except with respect to the 7.375% Notes Due 2019, as other debt securities are not registered for public trading. For the period ended March 31, 2014, the year-ended December 31, 2013 and for the period from October 17, 2012 (date of issuance) to December 31, 2012, the average market value per $1,000 of par value of the 7.375% Notes Due 2019 was $1,038.20, $1,032.96 and $1,012.28, respectively.

BUSINESS

We are an internally managed, non-diversified closed-end investment company that is regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). We have three principal areas of investment.

First, we originate, structure, and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies (the “Debt Securities Portfolio”). In addition, from time to time we may invest in the equity securities of privately held middle market companies.

Second, we have invested in asset management companies (Katonah Debt Advisors and Trimaran Advisors, collectively the “Asset Manager Affiliates”) who manage collateralized loan obligation funds (“CLO Funds”).

Third, we invest in debt and equity securities issued by CLO Funds managed by our Asset Manager Affiliates or by other asset managers (the “CLO Fund Securities”).

In our Debt Securities Portfolio, our investment objective is to generate current income and, to a lesser extent, capital appreciation from the investments made in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We define the middle market as comprising companies with earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $10 million to $50 million and/or total debt of $25 million to $150 million. We primarily invest in first and second lien term loans which, because of their priority in a company’s capital structure, we expect will have lower default rates and higher rates of recovery of principal if there is a default and therefore we expect them to generate a stable stream of interest income. We also invest in mezzanine debt, which generally is subordinated to senior loans and is generally unsecured. While our primary investment focus is making loans to, and selected equity investments in, privately-held middle market companies, we may also invest in other investments such as loans to larger, publicly-traded companies, high-yield bonds and distressed debt securities. We may also receive warrants or options to purchase common stock in connection with our debt investments.

With respect to our Asset Manager Affiliates investment, we expect to receive recurring dividend distributions and to generate capital appreciation through the addition of new CLO Funds managed by our Asset Manager Affiliates. The Asset Manager Affiliates manage CLO Funds which invest in broadly syndicated loans, high-yield bonds and other credit instruments. Collectively, the Asset Manager Affiliates have approximately $3.0 billion of par value assets under management. The Asset Manager Affiliates are registered under the Investment Advisers Act of 1940, and are managed independently from the Company by a separate portfolio management team.

In our investments in CLO Fund Securities, which are primarily made up of a minority investment in the subordinated securities or preferred stock of CLO Funds raised and managed by our Asset Manager Affiliates, are anticipated to provide the Company with recurring cash distributions and complement the growth of our Asset Manager Affiliates.

Because we are internally managed by our executive officers under the supervision of our Board of Directors and do not depend on a third party investment advisor, we do not pay investment advisory fees, but instead incur the operating costs associated with employing investment and portfolio management professionals. We believe that our internally managed structure provides us with a beneficial operating expense structure when compared to other publicly-traded and privately-held investment firms which are externally managed, and our internally managed structure allows us the opportunity to leverage our non-interest operating expenses as we grow our investment portfolio. For the year ended December 31, 2013, the ratio of our total operating expenses, excluding interest expense, as a percentage of our quarterly average total assets was 1%, compared to 2% for the year ended December 31, 2013.

As a BDC, we are required to comply with regulatory requirements, including limitations on our use of debt. We are permitted to, and expect to continue to, finance our investments through borrowings. However, as a BDC, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. The 1940 Act also generally prohibits us from declaring any cash dividend or distribution on any class of our capital stock if our asset coverage is below 200% at the time of the declaration of the dividend or distribution.

We intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us. Because we also recognize the need to have funds available for operating our business and to make investments, we seek to have adequate liquidity at all times to cover normal cyclical swings in funding availability and to allow us to meet abnormal and unexpected funding requirements. As a result, we may hold varying amounts of cash and other short-term investments from time-to-time for liquidity purposes.

The investments in our Debt Securities Portfolio are all or predominantly below investment grade, which are often referred to as “junk,” and have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

We were formed in August 2006, as Kohlberg Capital Corporation. In December 2006, we completed our initial public offering (“IPO”), which raised net proceeds of approximately $200 million after the exercise of the underwriters’ over-allotment option. In connection with our IPO, we issued an additional 3,484,333 shares of our common stock in exchange for the ownership interests of Katonah Debt Advisors.

In April 2008, the Company completed a rights offering that resulted in the issuance of 3.1 million shares of our common stock, and net proceeds of $27 million.

On February 29, 2012, the Company purchased Trimaran Advisors, L.L.C. (“Trimaran Advisors”), a CLO manager similar to Katonah Debt Advisors, with assets under management of approximately $1.5 billion, for total consideration of $13.0 million in cash and 3,600,000 shares of the Company’s common stock. Contemporaneous with the acquisition of Trimaran Advisors, the Company acquired from Trimaran Advisors equity interests in certain CLO Funds managed by Trimaran Advisors for an aggregate purchase price of $12.0 million in cash. As of December 31, 2013, Katonah Debt Advisors and Trimaran Advisors are the Company’s only wholly-owned portfolio companies (collectively the “Asset Manager Affiliates”) and have approximately $3.2 billion of par value assets under management. The Asset Manager Affiliates are registered under the Investment Advisers Act of 1940 (the “Advisers Act”), and are managed independently from the Company by a separate portfolio management team.

On July 11, 2012, we changed our name from Kohlberg Capital Corporation to KCAP Financial, Inc.

On February 14, 2013, the Company completed a public offering of 5,232,500 shares of common stock, which included the underwriters’ full exercise of their option to purchase up to 682,500 shares of common stock, at a price of $9.75 per share, raising approximately $51.0 million in gross proceeds. In conjunction with this offering, the Company also sold 200,000 shares of common stock to a member of its Board of Directors, at a price of $9.31125 per share, raising approximately $1.9 million in gross proceeds.

Including employees of our Asset Manager Affiliates, we employ an experienced team of 16 investment professionals and 30 total staff members. Dayl W. Pearson, our President and Chief Executive Officer, and one of our directors, has been in the financial services industry for over 37 years. During the past 21 years, Mr. Pearson has focused almost exclusively on the middle market and has originated, structured and underwritten over $7 billion of debt and equity securities. R. Jon Corless, our Chief Investment Officer with primary responsibility for the Middle Debt Securities Portfolio, has managed investment portfolios in excess of $4 billion at several institutions and has been responsible for managing portfolios of leveraged loans, high-yield bonds, mezzanine securities and middle market loans. Dominick J. Mazzitelli is the President and portfolio manager of the Asset Manager Affiliates. He has 20 years of experience within the credit markets, with most of his career focused on the leveraged finance markets. Edward U. Gilpin, our Chief Financial Officer, Secretary and Treasurer, has been in financial services for nearly 30 years, with significant experience in overseeing the financial operations and reporting for asset management businesses, including the fair value accounting of CLO securities owned by them.

Under the investment company rules and regulations pursuant to Article 6 of Regulation S-X and the “Audit and Accounting Guide for Investment Companies” issued by the AICPA (the “AICPA Guide”), we are precluded from consolidating portfolio company investments, including those in which we have a controlling interest, unless the portfolio company is another investment company. An exception to this general principle in the AICPA Guide occurs if we own a controlled operating company that provides all or substantially all of its services directly to us, or to an investment company of ours. None of the investments made by us qualify for this exception. Therefore, our portfolio investments, including our investments in the Asset Manager Affiliates, are carried on the balance sheet at fair value with any adjustments to fair value recognized as “Net Change in Unrealized Appreciation (Depreciation)” in our statement of operations until the investment is exited, at which point any gain or loss on exit is reclassified and recognized as a “Net Realized Gain (Loss) from Investments.”

We have elected to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code (the “Code”) and intend to operate in a manner to maintain our RIC tax treatment. Accordingly, we generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our shareholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, for each year.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “KCAP.” The net asset value per share of our common stock at December 31, 2013 was $7.51. On May 20, 2014, the last reported sale price of a share of our common stock on The NASDAQ Global Select Market was $8.01. In addition, our 7.375% notes due 2019 (“7.375% Notes Due 2019”) are traded on the New York Stock Exchange under the symbol “KAP.”

Our Corporate Information

Our principal executive offices are located at 295 Madison Avenue, 6th Floor, New York, New York 10017, and our telephone number is (212) 455-8300. We maintain a website on the Internet at http://www.kcapfinancial.com. The information contained in our website is not incorporated by reference into this prospectus.

Competitive Advantages

We believe that we can successfully compete with other providers of capital in the markets in which we compete for the following reasons:

•	Internally managed structure and significant management resources. We are internally managed by our executive officers under the supervision of our Board of Directors and do not depend on a third party investment advisor. As a result, we do not pay investment advisory fees and all of our income is available to pay our operating costs, which include employing investment and portfolio management professionals, and to make distributions to our stockholders. We believe that our internally managed structure provides us with a beneficial operating expense structure when compared to other publicly traded and privately-held investment firms that are externally managed, and our internally managed structure allows us the opportunity to leverage our non-interest operating expenses as we grow our investment portfolio.
•	Multiple sourcing capabilities for middle market investments. We have multiple sources of loans, mezzanine investments and equity investments through our industry relationships.
•	Disciplined investment process. We employ a rigorous credit review and due diligence process which our senior management has developed over an average of approximately 25 years of investing experience.
•	Investments across a wide variety of industries. Our Debt Security Portfolio is spread across 24 different industries and 93 different entities with an average par balance per investment of approximately $3.8 million.
•	Significant equity ownership and alignment of incentives. Our Directors and senior management team and the senior management team of our Asset Manager Affiliates together have a significant equity interest in the Company, ensuring that their incentives are strongly aligned with those of our stockholders.
•	100% ownership of Asset Manager Affiliates. Our CLO Fund investments and management of those securities through the Asset Manager Affiliates provide us with a competitive advantage by creating synergies with our investment operations and a source of recurring dividend cash flows.

Investment Portfolios

Our investment portfolio generates net investment income, which is generally used to pay principal and interest on our borrowings, operating expenses, and to fund our dividends. Our investment portfolio consists of three primary components: the Debt Securities Portfolio, the CLO Fund Securities and our investment in our wholly owned Asset Manager Affiliates.

Debt Securities Portfolio.  We target middle market companies that have strong historical cash flows, experienced management teams and identifiable and defendable market positions in industries with positive dynamics. We generally target companies that generate positive cash flows because we look to cash flows as the primary source for servicing debt.

We employ a disciplined approach in the selection and monitoring of our investments. Generally, we target investments that will generate a current return through interest income to provide for stability in our net income and place less reliance on realized capital gains from our investments. Our investment philosophy is focused on preserving capital with an appropriate return profile relative to risk. Our investment due diligence and selection generally focuses on an underlying issuer’s net cash flow after capital expenditures to service its debt rather than on multiples of net income, valuations or other broad benchmarks which frequently miss the nuances of an issuer’s business and prospective financial performance. We also generally avoid concentrations in any one industry or issuer. We manage risk by following our internal credit policies and procedures.

When we extend senior secured term loans, we will generally take a security interest in the available assets of the portfolio company, including the equity interests of their subsidiaries, which we expect to help mitigate the risk that we will not be repaid. Nonetheless, there is a possibility that our lien could be subordinated to claims of other creditors. Structurally, mezzanine debt ranks subordinate in priority of payment to senior term loans and is often unsecured. Relative to equity, mezzanine debt ranks senior to common and preferred equity in a borrower’s capital structure. Typically, mezzanine debt has elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with a loan, while providing an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest that is typically in the form of equity purchased at the time the mezzanine loan is repaid or warrants to purchase equity at a future date at a fixed cost. Mezzanine debt generally earns a higher return than senior secured debt due to its higher risk profile and usually less restrictive covenants. The warrants associated with mezzanine debt are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. Mezzanine debt also may include a “put” feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed formula.

Below are summary attributes for our Debt Securities Portfolio as of and for the period ended March 31, 2014:

•	represents approximately 61.7% of total investment portfolio;
•	represents credit instruments issued by corporate borrowers;
•	primarily senior secured and junior secured loans (57.7% and 20.8% of debt securities, respectively);
•	spread across 24 different industries and 93 different entities;
•	average par balance per investment of approximately $3.8 million;
•	all but four issuers (representing less than 1% of total investments at fair value) are current on their debt service obligations;
•	weighted average interest rate of 7.6% on income producing debt investments.

Our investments generally average between $1 million to $20 million, although particular investments may be larger or smaller. The size of individual investments will vary according to their priority in a company’s capital structure, with larger investments in more secure positions in an effort to maximize capital preservation. We expect that the size of our investments and maturity dates may vary as follows:

•	senior secured term loans from $2 to $20 million maturing in five to seven years;

•	second lien term loans from $5 to $15 million maturing in six to eight years;
•	senior unsecured loans $5 to $23 million maturing in six to eight years;
•	mezzanine loans from $5 to $15 million maturing in seven to ten years; and
•	equity investments from $1 to $5 million.

Asset Manager Affiliates.  We expect to receive distributions of recurring dividends and seek to generate capital appreciation from our investment in our Asset Manager Affiliates. As a manager of the CLO Funds, our Asset Manager Affiliates receive contractual and recurring management fees from the CLO Funds for their management and advisory services. In addition, our Asset Manager Affiliates may also earn income related to net interest on assets accumulated for future CLO issuances on which they have provided a first loss guaranty in connection with loan warehouse arrangements for their CLO Funds. Our Asset Manager Affiliates generate annual pre-tax operating income equal to the amount by which their fee income exceeds their operating expenses.

The annual management fees which our Asset Manager Affiliates receive are generally based on a fixed percentage of the par value of assets under management and are recurring in nature for the term of the CLO Fund so long as the Asset Manager Affiliates manage the fund. As a result, the management fees earned by our Asset Manager Affiliates are not subject to market value fluctuations in the underlying collateral. The management fees our Asset Manager Affiliates receive generally have three components: a senior management fee and a subordinated management fee. Currently, all CLO Funds managed by Asset Manager Affiliates are paying both their senior and subordinated management fees on a current basis.

Our Asset Manager Affiliates may receive incentive fees from CLO Funds they manage provided such CLO Funds have achieved a minimum investment return to holders of their subordinated securities or preferred shares. Subject to market conditions, we expect to continue to make investments in CLO Funds managed by our Asset Manager Affiliates, which we believe will provide us with a current cash investment return. We believe that these investments will provide our Asset Manager Affiliates with greater opportunities to access new sources of capital, which will ultimately increase our Asset Manager Affiliates’ assets under management and resulting management fee income. Currently, four CLO Funds have achieved the minimum investment return threshold and our Asset Manager Affiliates are receiving incentive fees from those CLO Funds.

The after-tax net income that our Asset Manager Affiliates generate through the fees they receive for managing CLO Funds and after paying their expenses pursuant to an overhead allocation agreement with the Company associated with their operations, including compensation of their employees, may be distributed to us. Cash distributions of our Asset Manager Affiliates’ net income are recorded as “Dividends From Asset Manager Affiliates” in our financial statements when declared.

Below are summary attributes for our Asset Manager Affiliates, as of and for the period ended March 31, 2014:

•	represent approximately 17% of total investment portfolio;
•	have approximately $3.0 billion of assets under management;
•	receive contractual and recurring asset management fees based on par value of managed investments;
•	may receive an incentive management fee from a CLO Fund, provided that the CLO Fund achieves a minimum designated return on investment. Currently, four such funds are paying such incentive fees to our Asset Manager Affiliates.
•	dividends paid by our Asset Manager Affiliates are recognized as dividend income from affiliate asset manager on our statement of operations and are an additional source of income to pay our dividend and service our debt obligations; and
•	for the period ended March 31, 2014, we recognized $3.0 million in dividends from our Asset Manager Affiliates.

CLO Fund Securities.  Subject to market conditions, we expect to continue to make investments in the CLO Funds managed by our Asset Manager Affiliates, which we believe will provide us with a current cash investment return. We believe that these investments will provide our Asset Manager Affiliates with greater opportunities to access new sources of capital which will ultimately increase our Asset Manager Affiliates’ assets under management and resulting management fee income.

Below are summary attributes for our CLO Fund Securities, as of March 31, 2014, unless otherwise specified:

•	CLO Fund Securities represent approximately 18.1% of total investment portfolio at March 31, 2014;
•	82.0% of CLO Fund Securities represent investments in subordinated securities or equity securities issued by CLO Funds and 18.0% of CLO Fund Securities are rated notes;
•	all CLO Funds invest primarily in credit instruments issued by corporate borrowers;
•	generated $4.9 million of distributions to us during the period ended March 31, 2014;
•	seventeen different CLO Fund Securities; thirteen of which are managed by our Asset Manager Affiliates; and

two CLO Fund Securities, not managed by the Asset Manager Affiliates, representing a fair value of $476,000, are not currently providing a dividend payment to us.

Structure and Process

Structure

We are an internally managed BDC with 30 full-time employees (inclusive of employees of our Asset Manager Affiliates). The following are our key functional teams that execute our business strategy:

•	Our BDC investment team consists of 8 professionals who originate, structure, and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies as well as CLO Funds.
•	Our Asset Manager Affiliates team consists of 8 professionals who structure, purchase and manage portfolios of primarily broadly syndicated corporate senior debt in the form of CLOs.
•	The remainder of the employees include senior management, operations, financial accounting, legal, compliance and human resources.

Process

KCAP will review potential investment opportunities and will conduct a due diligence that will typically include a review of historical and prospective financial information, participation in a presentation conducted by the prospective portfolio company’s management and/or the transaction sponsor, a review of the prospective portfolio company’s product or service, an analysis and understanding of the drivers of the particular industry in which the prospective portfolio company operates, and an assessment of the debt service capabilities of the prospective portfolio company under a variety of assumed forecast scenarios. Where appropriate, this will be conducted in conjunction with the relevant industry analysts from the Asset Manager Affiliates.

Due to our ability to source transactions through multiple channels, we expect to continue to maintain a pipeline of opportunities to allow comparative risk return analysis and selectivity. By focusing on the drivers of revenue and cash flow, we develop our own underwriting cases, and multiple stress and event specific case scenarios for each company analyzed.

We focus on lending and investing opportunities in:

•	companies with EBITDA of $10 to $50 million;
•	companies with financing needs of $25 to $150 million;

•	companies purchased by top tier private equity sponsors;
•	non-sponsored companies with successful management and systems;
•	high-yield bonds and broadly syndicated loans to larger companies on a selective basis; and
•	equity co-investment in companies where we see substantial opportunity for capital appreciation.

We expect to continue to source investment opportunities from:

•	private equity sponsors;
•	regional investment banks for non-sponsored companies;
•	other middle market lenders with whom we can participate in loans; and
•	our Asset Manager Affiliates, with regard to high-yield bonds and syndicated loans.

In our experience, good credit judgment is based on a thorough understanding of both the qualitative and quantitative factors that determine a company’s performance. Our analysis begins with an understanding of the fundamentals of the industry in which a company operates, including the current economic environment and the outlook for the industry. We also focus on the company’s relative position within the industry and its historical ability to weather economic cycles. Other key qualitative factors include the experience and depth of the management team and the financial sponsor, if any.

Only after we have a comprehensive understanding of the qualitative factors do we focus on quantitative metrics. We believe that with the context provided by the qualitative analysis, we can gain a better understanding of a company’s financial performance. We analyze a potential portfolio company’s sales growth and margins in the context of its competition as well as its ability to manage its working capital requirements and its ability to generate consistent cash flow. Based upon this historical analysis, we develop a set of projections which represents a reasonable underwriting case of most likely outcomes for the company over the period of our investment. We also look at potential downside cases to determine a company’s ability to service its debt in a stressed credit environment.

Elements of the qualitative analysis we use in evaluating investment opportunities include the following:

•	industry fundamentals;
•	competitive position and market share;
•	past ability to work through historical down-cycles;
•	quality of financial and technology infrastructure;
•	sourcing risks and opportunities;
•	labor and union strategy;
•	technology risk;
•	diversity of customer base and product lines;
•	quality of financial sponsor (if applicable); and
•	acquisition and integration history.

Elements of the quantitative analysis we use in evaluating investment opportunities include the following:

•	income statement analysis of growth and margin trends;
•	cash flow analysis of capital expenditures and free cash flow;
•	financial ratio and market share standing among comparable companies;
•	financial projections: underwriting versus stress case;
•	event specific credit modeling;

•	event profile trend;
•	future capital expenditure needs and asset sale plans;
•	downside protection to limit losses in an event of default;
•	risk adjusted returns and relative value analysis; and
•	enterprise and asset valuations.

The origination, structuring and credit approval processes are fully integrated. Our credit team is directly involved in all due diligence and analysis prior to the formal credit approval process by the Investment Committee.

Investment Committee

The Investment Committee consists of the Chairman of the Board of Directors, the Chief Executive Officer, Chief Investment Officer, and two additional members of the Board of Directors. The Investment Committee serves to provide investment consistency and adherence to our core investment philosophy and policies.

Upon completion of the due diligence investigation, the underwriting team of investment professionals/analysts will prepare a credit underwriting memorandum that will summarize the contemplated transaction, present the investment highlights, analyze the risk in the transaction and mitigating factors to those risks, analyze the prospective portfolio’s historical financial statements, financial projections, industry and management team, and will then present this memorandum with its recommendations to the Investment Committee for review and approval.

The approval of a majority of the Investment Committee will be required for all investments of less than $15 million, and the unanimous approval of the Investment Committee will be required for investments of $15 million or greater.

Monitoring

Our management team has significant experience monitoring credit portfolios. Along with origination and credit analysis, portfolio management is one of the key elements of our business. Most of our investments will not be liquid and, therefore, we must prepare to act quickly if potential issues arise so that we can work closely with management and the private equity sponsor, if applicable, of the portfolio company to take any necessary remedial action quickly. In addition, most of our senior management team, including the credit team at the Asset Manager Affiliates, has substantial workout and restructuring experience.

In order to assist us in detecting issues with our Debt Securities Portfolio companies as early as possible, we perform financial analysis at least quarterly of each portfolio company. This analysis typically includes:

•	A summary of the portfolio company’s current total credit exposure as well as the KCAP portion of this exposure.
•	A summary and update of the portfolio company’s financial condition and performance, including but not limited to, performance versus plan, deterioration/improvement in market position, or industry fundamentals, management changes or additions, and ongoing business strategy.
•	Reaffirmation of, or proposal to change, the risk rating of the underlying investment.
•	A summary of the portfolio company’s financial covenant results vis a vis financial covenant levels established in the credit agreement.
•	Watch list credits will be followed closely and discussed periodically with the Chief Investment Officer, as appropriate.

DETERMINATION OF NET ASSET VALUE

We determine the net asset value per share of our common stock quarterly. The net asset value per share is equal to the value of our total assets minus liabilities and any preferred stock outstanding divided by the total number of shares of common stock outstanding.

Our net asset value per share was $7.62, $7.51 and $7.85 as of March 31, 2014, December 31, 2013 and December 31, 2012, respectively. Since we report our assets at fair value for each reporting period, net asset value also represents the amount of stockholders’ equity per share for the reporting period. Our net asset value is comprised mostly of investment assets less debt and other liabilities:

	March 31, 2014 (unaudited)		December 31, 2013		December 31, 2012
	Fair Value	per Share	Fair Value(1)	per Share(1)	Fair Value(1)	per Share(1)
Investments at fair value:
Investments in time deposits	$—	$—	$—	$—	$1,942,834	$0.07
Investments in money market accounts(2)	4,133,429	0.12	7,112,949	0.21	30,543,824	1.15
Investments in debt securities	264,791,172	7.94	266,830,427	8.02	111,037,882	4.20
Investments in CLO Fund Securities	77,747,524	2.33	79,452,220	2.38	83,257,507	3.15
Investments in equity securities	8,212,286	0.25	11,006,398	0.34	8,020,716	0.31
Investments in Asset Manager Affiliates	74,075,000	2.22	76,148,000	2.28	77,242,000	2.92
Cash	3,277,748	0.10	3,433,675	0.10	738,756	0.02
Restricted Cash	5,861,582	0.18	4,078,939	0.12	—	—
All other assets	18,337,629	0.55	11,109,780	0.33	6,476,954	0.24
Total Assets	456,436,370	13.69	$459,172,388	$13.78	$319,260,473	$12.06
Convertible Notes	49,008,000	1.47	$49,008,000	$1.47	$60,000,000	$2.27
7.375% Notes Due 2019	41,400,000	1.24	41,400,000	1.24	41,400,000	1.56
Payable for open trades	7,960,000	0.24	3,980,000	0.12	—	—
Notes payable – KCAP Senior Funding I, LLC (net of discount)	102,293,250	3.07	102,184,373	3.07	—	—
Other liabilities	1,672,509	0.05	12,230,322	0.37	9,984,814	0.38
Total Liabilities	202,333,759	6.07	208,802,695	6.27	111,384,814	4.21
NET ASSET VALUE	$254,102,611	$7.62	$250,369,693	$7.51	$207,875,659	$7.85

(1)	Our balance sheet at fair value and resultant net asset value are calculated on a basis consistent with accounting principles generally accepted in the United States of America (“GAAP”). Our per share presentation of such amounts (other than net asset value per share) is an internally derived non-GAAP performance measure calculated by dividing the applicable balance sheet amount by outstanding shares. We believe that the per share amounts for such balance sheet items are helpful in analyzing our balance sheet both quantitatively and qualitatively.
(2)	Includes restricted cash held under employee benefit plans.

Valuation

As a BDC, we invest primarily in illiquid securities, including loans to and warrants of private companies and interests in other illiquid securities, such as interests in CLO Fund Securities. These portfolio investments may be subject to restrictions on resale and will generally have no established trading market. As a result, we determine in good faith the fair value of our portfolio investments pursuant to a valuation policy in accordance with the Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820: Fair Value”), and a valuation process approved by our Board of

Directors and in accordance with the 1940 Act. Our valuation policy is intended to provide a consistent basis for determining the fair value of the portfolio. Our Board of Directors is ultimately and solely responsible for making a good faith determination of the fair value of portfolio investments on a quarterly basis. The Company uses an independent valuation firm to provide third party valuation consulting services to the Company and the Board of Directors. For additional information concerning valuation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Valuation of Portfolio Investments”; and Notes 2 and 4 to the financial statements.

Competition

Our primary competitors also provide financing to prospective portfolio companies and include commercial banks, specialty finance companies, hedge funds, structured investment funds, other BDCs and investment banks. Our competitors may have a lower cost of funds, and many have access to funding sources that are not available to us. Many of these entities have greater managerial resources than we have, and the 1940 Act imposes certain regulatory restrictions on us as a BDC to which many of our competitors are not subject. For additional information concerning the competitive risks we face, see “Risk Factors —  Risks Related to Our Business and Structure — We operate in a highly competitive market for investment opportunities.”

We believe that we provide a unique combination of an experienced middle market origination and a CLO management platform at the Asset Manager Affiliates that includes experienced lenders with broad industry expertise. We believe that this combination of resources provides us with a thorough credit process and multiple sources of investment opportunities to enhance our asset selection process.

Employees

As of March 31, 2014, we and our Asset Manager Affiliates had 30 employees, including an experienced team of 16 investment professionals.

Legal Proceedings

The Company is not currently a party to any material legal proceedings.

PORTFOLIO COMPANIES

The following table sets forth certain information as of March 31, 2014 for each portfolio company in which we had an investment.

Debt Securities Portfolio

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Advanced Lighting Technologies, Inc.(9), (11) Consumer goods: Non-durable	First Lien Bond — 10.5% Cash, Due 6/19	$3,000,000	$2,948,836	$2,385,000
Alaska Communications Systems Holdings, Inc.(9), (11) Telecommunications	Senior Secured Loan — Term Loan 6.3% Cash, Due 10/16	2,268,409	2,272,381	2,269,998
Anaren, Inc.(9), (11) High Tech Industries	Senior Secured Loan — Term Loan (First Lien) 5.5% Cash, Due 2/21	1,995,000	1,975,301	1,975,050
ARSloane Acquisition, LLC(9), (11) Services: Business	Senior Secured Loan — Tranche B Term Loan (First Lien) 7.5% Cash, Due 10/19	995,000	985,847	995,398
Asurion, LLC (fka Asurion Corporation)(9), (11) Banking, Finance, Insurance & Real Estate	Senior Secured Loan — Incremental Tranche B-1 Term Loan 5.0% Cash, Due 5/19	1,941,879	1,961,935	1,949,413
Bankruptcy Management Solutions, Inc.(9) Services: Business	Senior Secured Loan — Term B Loan 7.0% Cash, Due 6/18	713,636	713,636	703,860
BarBri, Inc. (Gemini Holdings, Inc.)(9), (11) Services: Consumer	Senior Secured Loan — Term Loan 4.5% Cash, Due 7/19	3,000,000	2,986,675	3,000,000
BBB Industries, LLC(9), (11) Automotive	Senior Secured Loan — Term Loan 5.5% Cash, Due 3/19	2,850,000	2,840,995	2,851,140
Bellisio Foods, Inc.(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — U.S. Term B Loans 4.5% Cash, Due 8/19	3,764,136	3,746,591	3,764,136
Big Heart Pet Brands (fka Del Monte Corporation)(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Initial Term Loan 3.5% Cash, Due 3/20	2,761,483	2,755,355	2,758,045
Blue Coat Systems, Inc.(9), (11) High Tech Industries	Senior Secured Loan — New Term Loan 4.0% Cash, Due 5/19	3,980,000	3,993,296	3,998,666
Caribe Media Inc. (fka Caribe Information Investments Incorporated)(9) Media: Advertising, Printing & Publishing	Senior Secured Loan — Loan 10.0% Cash, Due 11/14	351,098	351,098	350,923
Carolina Beverage Group LLC(9) Beverage, Food and Tobacco	Senior Secured Bond — 10.625% - 08/2018 – 143818AA0 144A 10.6% Cash, Due 8/18	1,500,000	1,518,123	1,619,550
Catalina Marketing Corporation(9),(11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Initial Term Loan 5.3% Cash, Due 10/20	1,990,000	1,977,181	1,992,070
Clover Technologies Group, LLC (Clover Holdings Inc.)(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 6.8% Cash, Due 5/18	2,813,276	2,844,960	2,813,838

CoActive Technologies LLC (fka CoActive Technologies, Inc.)(7), (9) Capital Equipment	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, 7.0% PIK, Due 1/15	2,063,007	1,987,358	1,852,580
Crowley Holdings Preferred, LLC(9) Transportation: Cargo	Preferred Stock — 12.000% – 12/2049 – Series A Income Preferred Securities 12.0% Cash, 2.0% PIK, , Due 12/49	10,054,444	10,054,444	10,657,711
CSM Bakery Supplies LLC(9) Beverage, Food and Tobacco	Junior Secured Loan — Term Loan (Second Lien) 8.5% Cash, Due 7/21	3,000,000	3,018,252	3,003,900
CSM Bakery Supplies LLC(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan (First Lien) 4.8% Cash, Due 7/20	3,648,333	3,646,883	3,665,845
DBI Holding LLC(9) Services: Business	Senior Unsecured Bond — 13% – 09/2019 – PIK Note .0% Cash, 13.0% PIK, Due 9/19	3,210,000	2,935,540	2,934,903
DBI Holding LLC(9) Services: Business	Senior Subordinated Bond — 13% – 09/2019 – Senior Subordinated Note 12.0% Cash, 1.0% PIK, Due 9/19	4,290,000	4,268,289	4,268,550
Drew Marine Group Inc.(9) Transportation: Cargo	Junior Secured Loan — Term Loan (Second Lien) 8.0% Cash, Due 5/21	2,500,000	2,494,023	2,501,250

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
ELO Touch Solutions, Inc.(9), (11) High Tech Industries	Senior Secured Loan — Term Loan (First Lien) 8.0% Cash, Due 6/18	$1,898,703	$1,840,772	$1,898,323
EWT Holdings III Corp. (fka WTG Holdings III Corp.)(9) Environmental Industries	Junior Secured Loan — Term Loan (Second Lien) 8.5% Cash, Due 1/22	4,000,000	3,980,507	4,002,000
Fender Musical Instruments Corporation(9), (11) Hotel, Gaming & Leisure	Senior Secured Loan — Initial Loan 5.8% Cash, Due 4/19	2,415,221	2,426,762	2,416,187
FHC Health Systems, Inc.(9), (11) Healthcare & Pharmaceuticals	Senior Secured Loan — Term Loan 5.8% Cash, Due 1/18	3,650,000	3,619,083	3,651,095
First American Payment Systems, L.P.(9) Banking, Finance, Insurance & Real Estate	Junior Secured Loan — Term Loan (Second Lien) 11% CashDue 4/19	3,000,000	2,953,454	3,001,500
First Data Corporation(9), (11) Banking, Finance, Insurance & Real Estate	Senior Secured Loan — 2018 Dollar Term Loan 4.2% Cash, Due 3/18	2,000,000	1,876,985	2,008,550
Flexera Software LLC (fka Flexera Software, Inc.)(9), (11) High Tech Industries	Senior Secured Loan — Term Loan Retired 04/02/2014 6.0% Cash, Due 3/19	2,715,455	2,725,685	2,724,361
Fram Group Holdings Inc./Prestone Holdings Inc.(9), (11) Automotive	Senior Secured Loan — Term Loan (First Lien) 6.5% Cash, Due 7/17	965,109	969,174	961,924
Getty Images, Inc.(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Initial Term Loan 4.8% Cash, Due 10/19	3,701,888	3,700,841	3,557,680
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Senior Secured Loan — First Lien Tranche A Credit-Linked Deposit 7.8% Cash, Due 2/14	1,239,975	1,200,977	46,499
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Senior Secured Loan — First Lien Tranche B Term Loan 7.8% Cash, Due 2/14	2,658,055	2,574,458	99,677
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Junior Secured Loan — Loan (Second Lien) 11.8% Cash, Due 6/12	3,000,000	2,715,997	30,015
Global Tel*Link Corporation(9) Telecommunications	Junior Secured Loan — Term Loan (Second Lien) 9.0% Cash, Due 11/20	4,000,000	3,927,441	3,995,200
Grande Communications Networks LLC(9), (11) Telecommunications	Senior Secured Loan — Initial Term Loan 4.5% Cash, Due 5/20	3,970,000	3,974,877	3,970,397
Grupo HIMA San Pablo, Inc.(9) Healthcare & Pharmaceuticals	Senior Secured Loan — Term B Loan (First Lien) 8.5% Cash, Due 1/18	2,970,000	2,924,400	2,821,500
Grupo HIMA San Pablo, Inc.(9) Healthcare & Pharmaceuticals	Junior Secured Loan — Term Loan (Second Lien) 13.8% Cash, Due 7/18	7,000,000	6,872,610	6,650,000
Gymboree Corporation., The(9), (11) Retail	Senior Secured Loan — Term Loan 5.0% Cash, Due 2/18	1,421,105	1,378,742	1,283,542
Hargray Communications Group, Inc. (HCP Acquisition LLC)(9), (11) Media: Broadcasting & Subscription	Senior Secured Loan — Initial Term Loan 4.8% Cash, Due 6/19	2,977,500	2,951,373	2,979,286
Harland Clarke Holdings Corp. (fka Clarke American Corp.)(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Tranche B-3 Term Loan 7.0% Cash, Due 5/18	3,434,375	3,404,630	3,439,870
Harland Clarke Holdings Corp. (fka Clarke American Corp.)(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Tranche B-4 Term Loan 6.0% Cash, Due 8/19	1,490,625	1,483,369	1,491,818
Hunter Defense Technologies, Inc.(9) Aerospace and Defense	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, Due 2/15	4,074,074	4,054,871	4,004,407
International Architectural Products, Inc.(7), (9) Metals & Mining	Senior Secured Loan — Term Loan 12.0% Cash, 3.3% PIK, , Due 5/15	247,636	228,563	1,000
Jones Stephens Corp.(9) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 7.0% Cash, Due 9/15	1,203,905	1,203,905	1,203,905
Jones Stephens Corp.(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 7.0% Cash, Due 9/15	2,900,826	2,900,826	2,900,826
Key Safety Systems, Inc.(9), (11) Automotive	Senior Secured Loan — Initial Term Loan 4.8% Cash, Due 5/18	2,692,152	2,680,581	2,693,767

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Landslide Holdings, Inc. (Crimson Acquisition Corp.)(9), (11) High Tech Industries	Senior Secured Loan — New Term Loan (First Lien) 5.0% Cash, Due 2/20	$3,482,500	$3,492,291	$3,483,545
LBREP/L-Suncal Master I LLC(7), (9) Construction & Building	Senior Secured Loan — Term Loan (First Lien) 7.5% Cash, Due 1/10	3,034,968	3,034,968	40,669
LTS Buyer LLC (Sidera Networks, Inc.)(9) Telecommunications	Senior Secured Loan — Term B Loan (First Lien) 4.0% Cash, Due 4/20	3,970,000	3,964,397	3,952,651
MB Aerospace ACP Holdings III Corp.(9), (11) Aerospace and Defense	Senior Secured Loan — Term Loan 5.0% Cash, Due 5/19	3,970,000	3,935,766	3,970,794
Medical Specialties Distributors, LLC(9), (11) Healthcare & Pharmaceuticals	Senior Secured Loan — Term Loan 6.5% Cash, Due 12/19	3,990,000	3,952,164	3,989,202
Michael Foods Group, Inc. (f/k/a M-Foods Holdings, Inc.)(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term B Facility 4.3% Cash, Due 2/18	1,751,716	1,760,276	1,752,592
Nellson Nutraceutical, LLC(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 5.8% Cash, Due 8/18	1,995,000	1,981,795	1,995,000
Ozburn-Hessey Holding Company LLC(9), (11) Transportation: Cargo	Senior Secured Loan — Term Loan 6.8% Cash, Due 5/19	3,539,170	3,527,568	3,540,586
Puerto Rico Cable Acquisition Company Inc.(9) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 5.5% Cash, Due 7/18	958,585	960,140	958,969
Puerto Rico Cable Acquisition Company Inc.(9), (11) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 5.5% Cash, Due 7/18	2,875,756	2,863,189	2,876,907
Restorix Health, Inc.(9) Healthcare & Pharmaceuticals	Senior Unsecured Loan — Subordinated Term Loan 14.0% Cash, Due 6/18	4,000,000	4,000,000	4,000,000
Roscoe Medical, Inc.(9) Healthcare & Pharmaceuticals	Junior Secured Loan — Term Loan (Second Lien) 11.3% Cash, Due 9/19	6,700,000	6,633,200	6,633,000
Safenet, Inc.(9), (11) High Tech Industries	Senior Secured Loan — Term Loan (First Lien) 5.5% Cash, Due 2/20	3,000,000	2,970,000	3,015,000
Sandy Creek Energy Associates, L.P.(9), (11) Utilities: Electric	Senior Secured Loan — Term Loan 5.0% Cash, Due 11/20	2,992,500	2,978,319	2,998,111
SGF Produce Holding Corp.(Frozsun, Inc.)(9) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 5.0% Cash, Due 3/19	2,207,890	2,189,305	2,185,811
SGF Produce Holding Corp.(Frozsun, Inc.)(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 5.0% Cash, Due 3/19	3,466,593	3,445,324	3,431,927
Stafford Logistics, Inc.(dba Custom Ecology, Inc.)(9), (11) Environmental Industries	Senior Secured Loan — Term Loan 6.8% Cash, Due 6/19	2,977,500	2,951,457	2,978,096
Steinway Musical Instruments, Inc.(9) Hotel, Gaming & Leisure	Junior Secured Loan — Loan (Second Lien) 9.3% Cash, Due 9/20	1,000,000	990,755	1,001,800
Sun Products Corporation, The (fka Huish Detergents Inc.)(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Tranche B Term Loan 5.5% Cash	3,960,000	3,932,735	3,776,850
TPF II LC, LLC (TPF II Rolling Hills, LLC)(9), (11) Utilities: Electric	Senior Secured Loan — Term Loan 6.5% Cash, Due 8/19	2,977,500	2,937,030	2,980,180
Trico Products Corporation(9) Automotive	Senior Secured Loan — Term Loan 6.3% Cash, Due 7/16	4,797,266	4,778,509	4,796,307
Trico Products Corporation(9), (11) Automotive	Senior Secured Loan — Term Loan 6.3% Cash, Due 7/16	3,837,813	3,822,807	3,837,045
Trimaran Advisors, L.L.C.(9) Banking, Finance, Insurance & Real Estate	Senior Unsecured Loan — Revolving Credit Facility 9.0% Cash, Due 11/17	23,000,000	23,000,000	23,000,000
TriZetto Group, Inc. (TZ Merger Sub, Inc.)(9), (11) High Tech Industries	Senior Secured Loan — Term Loan 4.8% Cash, Due 5/18	3,667,177	3,673,840	3,630,139
TRSO I, Inc.(9) Energy: Oil & Gas	Junior Secured Loan — Term Loan (Second Lien) 11.0% Cash, Due 12/17	10,400,000	10,244,827	10,608,000

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
TUI University, LLC(9) Services: Consumer	Senior Secured Loan — Term Loan (First Lien) 7.3% Cash, Due 10/14	$1,647,733	$1,640,827	$1,637,023
TWCC Holding Corp.(9) Media: Broadcasting & Subscription	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, Due 6/20	1,000,000	1,004,555	979,300
TWCC Holding Corp.(9), (11) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 3.5% Cash, Due 2/17	1,906,653	1,920,251	1,873,296
Univar Inc.(9), (11) Chemicals, Plastics and Rubber	Senior Secured Loan — Term B Loan 5.0% Cash, Due 6/17	2,917,151	2,914,899	2,913,300
Vestcom International, Inc. (fka Vector Investment Holdings, Inc.)(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Term Loan 7.0% Cash, Due 12/18	2,970,000	2,931,221	2,970,297
Weiman Products, LLC(9) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 6.3% Cash, Due 11/18	2,994,755	2,966,277	2,994,755
Weiman Products, LLC(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 6.3% Cash, Due 11/18	3,993,007	3,955,920	3,993,007
Wholesome Sweeteners, Inc.(9) Beverage, Food and Tobacco	Junior Secured Loan — Subordinated Note (Second Lien) 14.0% Cash, Due 10/17	6,648,596	6,617,039	6,715,082
WideOpenWest Finance, LLC(9) Telecommunications	Senior Secured Loan — Term B Loan 4.8% Cash, Due 4/19	2,977,444	2,997,029	2,986,376
WireCo WorldGroup Inc.(9) Capital Equipment	Senior Unsecured Bond — 11.75% – 05/2017 11.8% Cash, Due 5/17	5,000,000	4,975,682	5,094,000
WireCo WorldGroup Inc.(9), (11) Capital Equipment	Senior Unsecured Bond — 11.75% – 05/2017 11.8% Cash, Due 5/17	3,000,000	2,985,409	3,056,400
Total Investment in Debt Securities (104% of net asset value at fair value)		$275,923,579	$273,777,654	$264,791,172

Equity Securities Portfolio

Portfolio Company / Principal Business	Investment	Percentage Interest/Shares	Cost	Fair Value(2)
Aerostructures Holdings L.P.(5), (9) Aerospace and Defense	Partnership Interests	1.2%	$1,000,000	$1,000
Aerostructures Holdings L.P.(5), (9) Aerospace and Defense	Series A Preferred Interests	1.2%	250,961	286,545
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Class A Warrants	1.7%	—	—
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Class B Warrants	1.7%	—	—
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Class C Warrants	1.7%	—	—
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Common Stock 2013	0.8%	314,325	113,912
Caribe Media Inc. (fka Caribe Information Investments Incorporated)(5), (9) Media: Advertising, Printing & Publishing	Common	1.3%	359,765	605,473
Coastal Concrete Holding II, LLC(5), (9) Construction & Building	Class A Units	10.8%	8,625,626	1,000
DBI Holding LLC(5), (9) Services: Business	Class A Warrants	3.2%	258,940	258,940
eInstruction Acquisition, LLC(5), (9) Healthcare, Education and Childcare	Membership Units	1.1%	1,079,616	1,000
FP WRCA Coinvestment Fund VII, Ltd.(3), (5) Capital Equipment	Class A Shares	1,500	1,500,000	1,858,327
Perseus Holding Corp.(5), (9) Hotel, Gaming & Leisure	Common	0.2%	400,000	1,000
Plumbing Holdings Corporation(5), (9) Consumer goods: Durable	Common	7.8%	—	1,273,772
Roscoe Investors, LLC(5), (9) Healthcare & Pharmaceuticals	Class A Units	1.6%	1,000,000	1,000,000
TRSO II, Inc.(5), (9) Energy: Oil & Gas	Common Stock	5.4%	1,500,000	2,811,317
Total Investment in Equity Securities (3% of net asset value at fair value)			$16,289,233	$8,212,286

CLO Fund Securities

CLO Subordinated Investments

Portfolio Company	Investment	Percentage Interest	Cost	Fair Value(2)
Grant Grove CLO, Ltd.(3)	Subordinated Securities	22.2%	$4,717,004	$711,978
Katonah III, Ltd.(3), (10)	Preferred Shares	23.1%	1,607,836	475,000
Katonah V, Ltd.(3), (10)	Preferred Shares	26.7%	3,320,000	1,000
Katonah VII CLO Ltd.(3), (6)	Subordinated Securities	16.4%	4,487,193	1,442,994
Katonah VIII CLO Ltd(3), (6)	Subordinated Securities	10.3%	3,384,505	1,300,072
Katonah IX CLO Ltd(3), (6)	Preferred Shares	6.9%	2,014,687	745,431
Katonah X CLO Ltd(3), (6)	Subordinated Securities	33.3%	11,742,686	5,463,221
Katonah 2007-I CLO Ltd.(3), (6)	Preferred Shares	100.0%	31,051,393	26,841,026
Trimaran CLO IV, Ltd.(3), (6)	Preferred Shares	19.0%	3,531,200	2,674,364
Trimaran CLO V, Ltd.(3), (6)	Subordinate Notes	20.8%	2,715,100	1,775,415
Trimaran CLO VI, Ltd.(3), (6)	Income Notes	16.2%	2,774,800	1,889,787
Trimaran CLO VII, Ltd.(3), (6)	Income Notes	10.5%	3,130,600	2,333,786
Catamaran CLO 2012-1 Ltd.(3), (6)	Subordinated Notes	24.9%	8,984,300	6,749,700
Catamaran CLO 2013-1 Ltd.(3), (6)	Subordinated Notes	23.5%	9,353,900	8,370,000
Dryden 30 Senior Loan Fund(3)	Subordinated Notes	7.5%	3,179,200	2,973,750
Total Investment in CLO Subordinated Securities			$95,994,404	$63,747,524

CLO Rated-Note Investment

Portfolio Company	Investment	Percentage Interest	Cost	Fair Value(2)
Katonah 2007-I CLO Ltd.(3), (6)	Floating – 04/2022 – B2L – 48602NAA8 Par Value of $10,500,000 Due 4/22	100.0%	$1,305,288	$9,810,000
Catamaran 2012-1 CLO Ltd.(3), (6)	Float – 12/2023 – F – 14889CAE0 Par Value of $4,500,000 Due 12/23	42.9%	3,869,455	4,190,000
Total Investment in CLO Rated-Note			$5,174,743	$14,000,000
Total Investment in CLO Fund Securities (31% of net asset value at fair value)			$101,169,147	$77,747,524

Asset Manager Affiliates

Portfolio Company/Principal Business	Investment	Percentage Interest	Cost	Fair Value(2)
Asset Manager Affiliates(9)	Asset Management Company	100.0%	$83,924,720	$74,075,000
Total Investment in Asset Manager Affiliates (29% of net asset value at fair value)			$83,924,720	$74,075,000

Time Deposits and Money Market Account

Time Deposit and Money Market Accounts	Investment	Yield	Par / Cost	Fair Value(2)
JP Morgan Business Money Market Account(8), (9)	Money Market Account	0.10%	$248,918	$248,918
US Bank Money Market Account(9)	Money Market Account	0.30%	3,884,511	3,884,511
Total Investment in Time Deposit and Money Market Accounts (2% of net asset value at fair value)			$4,133,429	$4,133,429
Total Investments (169% of net asset value at fair value)			$479,294,183	$428,959,411

See accompanying notes to consolidated financial statements.

(1)	A majority of the variable rate loans to the Company’s investment portfolio bear interest at a rate that may be determined by reference to either LIBOR or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The Borrower may also elect to have multiple interest reset periods for each loan. For each such loan, the Company has provided the weighted average annual stated interest rate in effect at March 31, 2014.
(2)	Reflects the fair market value of all investments as of March 31, 2014, as determined by the Company’s Board of Directors.
(3)	Non-U.S. company or principal place of business outside the U.S.
(4)	The aggregate cost of investments for federal income tax purposes is approximately $479 million. The aggregate gross unrealized appreciation is approximately $14 million, the aggregate gross unrealized depreciation is approximately $65 million, and the net unrealized depreciation is approximately $51 million.
(5)	Non-income producing.
(6)	An affiliate CLO Fund managed by an Asset Manager Affiliate (as such term is defined in the notes to the consolidated financial statements).
(7)	Loan or debt security is on non-accrual status and therefore is considered non-income producing.
(8)	Money market account holding restricted cash and security deposits for employee benefit plans.
(9)	Qualified asset for purposes of section 55(a) of the Investment Company Act of 1940.
(10)	As of March 31, 2014, this CLO Fund Security was not providing a dividend distribution.
(11)	As of March 31, 2014, investment was owned by KCAP Senior Funding I, LLC and has been pledged to secure KCAP Senior Funding I, LLC’s obligation.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors elects our officers who serve at its discretion. Our Board of Directors has eight members, three of whom are “interested persons” as defined in Section 2(a)(19) of the 1940 Act and five of whom are not interested persons, whom we refer to as our independent directors.

Directors and Executive Officers

As of May 20, 2014, our executive officers, directors and key employees and their positions are as set forth below. The address for each executive officer and director is c/o KCAP Financial, Inc., 295 Madison Avenue, 6th Floor, New York, New York 10017.

Name	Age	Position with Us
Independent Directors(1):
Christopher Lacovara	49	Chairman
C. Turney Stevens, Jr.	62	Director
Albert G. Pastino	71	Director
C. Michael Jacobi	71	Director
John A. Ward, III	67	Director
Non-Independent Directors:
Dayl W. Pearson(2)	59	Director, President and Chief Executive Officer
Dean C. Kehler(3)	57	Director, Portfolio Manager of Trimaran Advisors
Jay R. Bloom(3)	58	Director, Portfolio Manager of Trimaran Advisors
Executive Officers
Edward U. Gilpin	52	Chief Financial Officer, Treasurer and Secretary
R. Jon Corless	62	Chief Investment Officer
Jill Simeone	47	General Counsel and Chief Compliance Officer
Daniel P. Gilligan	42	Vice President, Director of Portfolio Administration

(1)	As used herein the term “Independent Directors” refers to directors who are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act.
(2)	Mr. Pearson is not an Independent Director because he is an officer of the Company.
(3)	Messrs. Kehler and Bloom are not Independent Directors because they are employees of Trimaran Advisors, a wholly-owned portfolio company of the Company.

The following is a summary of certain biographical information concerning our directors, executive officers and key employees:

Independent Directors

Christopher Lacovara

Mr. Lacovara is the Chairman of the Board of KCAP Financial and the Chairman of the Valuation Committee of the Board. He also serves on the Company’s Investment Committee. Mr. Lacovara joined the Board in December 2006. Mr. Lacovara is a former co-managing partner of Kohlberg & Co., L.L.C. (“Kohlberg & Co.”), a leading middle market private equity firm, which he joined in 1988, and is a member of its Investment Committee. From 1987 to 1988, he was an Associate in the Mergers and Acquisitions Department at Lazard Freres & Company. Prior to that he was a Financial Analyst in the Corporate Finance Department of Goldman, Sachs & Co. Mr. Lacovara received a A.B. from Harvard College, an M.S. from the Columbia University School of Engineering and Applied Sciences, and a J.D. from the Columbia University School of Law. Mr. Lacovara has served on the boards of directors of more than 20 privately-held and publicly-listed companies. As a result of these and other professional experiences, Mr. Lacovara possesses particular knowledge and experience in corporate finance, corporate governance, strategic planning, business evaluation and oversight and financial analysis that strengthen the Board’s collective qualifications, skills and experience.

C. Turney Stevens

Mr. Stevens has served on KCAP Financial’s Board since December 2006, serves on the Valuation Committee and the Compensation Committee and serves as the Chair of the Nominating and Corporate Governance Committee of the Board. Mr. Stevens is the Dean of the College of Business at Lipscomb University and Professor of Management at Lipscomb University. Mr. Stevens retired as Chairman and CEO of Harpeth Companies, LLC, a diversified financial services company that he founded and that is the parent company of Harpeth Capital, LLC and Harpeth Consulting, LLC. Prior to founding Harpeth in 1999, Mr. Stevens was a founder and Chairman of Printing Arts America, Inc. From 1986 to 1994, Mr. Stevens served in various capacities at Rodgers Capital Corporation, a middle market investment banking firm focused on mergers and acquisitions and private institutional equity transactions, including as President. In 1973, Mr. Stevens founded PlusMedia, Inc., a magazine publishing company that he later sold to a public company in 1982. Mr. Stevens began his career at Tennessee Securities, a Nashville investment banking firm, which was one of the region’s leaders in helping to capitalize early-stage and growth-stage companies. Mr. Stevens graduated from David Lipscomb University in 1972 and received an Executive M.B.A. degree from the Owen Graduate School of Management at Vanderbilt University in 1981. He is a 2007 graduate of the Directors’ College at the Anderson School of Management at UCLA and is certified as a public company director by Institutional Shareholder Services. He is a graduate of the UCLA Director’s College and is a Board Fellow by the National Association of Corporate Directors. Mr. Stevens is a founder of the Hilton and Sallie Dean institute for Corporate Governance and Integrity, and in 2009, he was named as one of the world’s 100 Most Influential Leaders in Business Ethics. As a result of these and other professional experiences, Mr. Stevens possesses particular knowledge and experience in ethics and governance, financial services, business management and investment banking that strengthen the Board’s collective qualifications, skills and experience.

John A. Ward, III

John A. Ward, III has served on KCAP Financial’s Board since May, 2013. He serves as Chairman of the Compensation Committee and a member of the Nominating and Governance Committee and the Audit Committee. Mr. Ward currently serves as a director of US Century Bank, a community bank, and Lambro Industries, Inc., a venting solutions manufacturing company. Mr. Ward served as Innovative Card Technologies, Inc.’s, a developer of secured powered cards for payment and identification, Chairman and Chief Executive Officer from August 2006 to September 2007 and served as a director of Innovative Card Technologies, Inc. from January 2010 to April 2015 and from August 2004 through December 2007. Mr. Ward previously served as the Chairman of the Board and Chief Executive Officer of Doral Financial (NYSE:DRL), a consumer finance and bank holding company, from 2005-2006 and the Chairman of the Board of Directors and Chief Executive Officer of American Express Bank and President of Travelers Cheque Group from 1996-2000. Prior to joining American Express, Mr. Ward had a 27-year career at The Chase Manhattan Bank from 1969 to 1996 where his last position was that of Chief Executive Officer of Chase BankCard Services and an Executive Vice President of the Bank. In addition, he was the President and CEO of Chase Personal Financial Services, a retail mortgage and home equity lender and a Malcolm Baldrige National Quality Award finalist, the Senior Credit Executive for the Individual Bank (small business, middle market, private banking and consumer globally), and the Area Credit Executive for the Europe, Middle East and Africa Areas of the Global Bank. He is currently the President of the Chase Alumni Association. During the past 5 years, Mr. Ward served as a director of Primus Guaranty, Ltd. (NYSE:PRS) and Industrial Enterprises of America (Nasdaq: IEAM). Mr. Ward serves currently on the boards of a diverse group of private and not-for-profit organizations including Primus Financial Products and Big Brothers Big Sisters of NYC. During his career, John has successfully turned around and grown a diverse group of financial services companies, both domestically and internationally. These businesses include credit cards, retail mortgages and home equity, travelers cheques, private banking, affluent financial services, correspondent banking, third party funds distribution, corporate banking, and trade and export finance. He has developed a professional knowledge and expertise in sales management and risk management in wholesale and retail credit. Mr. Ward majored in Economics & Finance at Boston College (Valedictorian) and in Finance & International Business at the Wharton Graduate School of Business of the University of Pennsylvania (Joseph Wharton Fellow). In addition to Mr. Ward’s extensive experience in the consumer credit market, his former experience with credit and risk management as Senior

Credit Policy Officer at Chase Manhattan Bank is relevant to understanding the risks and opportunities that KCAP Financial faces and give him the qualifications and skill to serve as a director.

Albert G. Pastino

Mr. Pastino has served on KCAP Financial’s Board since December 2006 and is the Chair of the Audit Committee of the Board and also serves on the Compensation Committee of the Board. Mr. Pastino serves as lead independent director of the Board. Mr. Pastino is the Executive Vice Chairman of Revere Merchant Capital, a merchant bank that makes principal investments and provides strategic advisory services to middle-market companies. Prior to Revere, Mr. Pastino was a Managing Director at Kildare Capital and Amper Investment Banking where he offered advisory services focusing on capital formation, mergers and acquisitions, and financial management. After leaving an affiliate of Kohlberg & Co. in June 1997, Mr. Pastino worked as an investor, CFO and Chief Operating Officer at a variety of companies and was involved in all aspects of financial and general management, reporting and fundraising for a variety of companies, including Aptegrity, Inc., Bolt, Inc., AmTec, Inc. and Square Earth, Inc. From 1976 to 1986, he was a partner at Deloitte & Touche LLP and was in charge of its Emerging Business Practice. Mr. Pastino is a member of the Small Business Advisory Board of the Financial Accounting Standards Board. Mr. Pastino is a graduate of Saint Joseph’s University and received an Executive M.B.A. degree from Fairleigh Dickinson University. He also attended the Harvard Business School Executive Management Program for Small Business and is a certified public accountant. As a result of these and other professional experiences, Mr. Pastino possesses particular knowledge and experience in corporate finance, strategic planning, and financial analysis that strengthen the Board’s collective qualifications, skills and experience.

C. Michael Jacobi

Mr. Jacobi has served on KCAP Financial’s Board since December 2006 and serves on the Audit Committee and the Nominating and Corporate Governance Committee of the Board. Mr. Jacobi is also the owner and President of Stable House, LLC, a company engaged in real estate development. From 2001 to 2005, Mr. Jacobi served as the President, CEO and member of the board of directors of Katy Industries, Inc., a portfolio company of investment funds affiliated with Kohlberg & Co., that is involved in the manufacture and distribution of maintenance products. Mr. Jacobi was the President and CEO of Timex Corporation from 1993 to 1999, and he was a member of the board of directors of Timex Corporation from 1992 to 2000. Prior to 1993, he served Timex Corporation in senior positions in marketing, sales, finance and manufacturing. Mr. Jacobi received a B.S. from the University of Connecticut, and he is a certified public accountant. Mr. Jacobi is currently Chairman of the board of directors of Sturm, Ruger & Co., Inc. and a member of the board of directors of Webster Financial Corporation, Corrections Corporation of America and Bauer Performance Sports, Inc. He serves on the audit committee of Bauer Performance Sports, Inc. and as the audit committee chairman of the board of directors of Corrections Corporation of America. As a result of these and other professional experiences, Mr. Jacobi possesses particular knowledge and experience in corporate finance, accounting, investment management and corporate governance that strengthen the Board’s collective qualifications, skills and experience.

Non-Independent Directors

Dayl W. Pearson, Director, President and CEO

Mr. Pearson has served as KCAP Financial’s President and Chief Executive Officer since December 2006 and has served on KCAP Financial’s Board since June 2008. He has also served as Vice President of Katonah Debt Advisors, L.L.C. (“Katonah Debt Advisors”) since March 2008. Mr. Pearson has more than 35 years of banking and finance experience and has focused primarily on middle market credit intensive transactions, completing over $5 billion of financings over the past 15 years. From 1997 to 2006, he was a Managing Director at CIBC in the Leveraged Finance and Sponsor Coverage Group specializing in middle market debt transactions. Mr. Pearson was responsible for originating and executing more than $3 billion of transactions including senior loans, high-yield securities, mezzanine investments and equity co-investments. Prior to joining CIBC, Mr. Pearson was instrumental in developing the middle market leveraged finance business of IBJ Schroder from 1992 through 1997. In 1995, he became responsible for the entire $500 million leveraged finance portfolio and was involved in approving all new senior and mezzanine commitments. Previously, he was a senior lending officer in First Fidelity Bank’s middle market lending group primarily focused on restructurings, and prior to that Mr. Pearson invested in distressed securities. Mr. Pearson began his career at Chase Manhattan Bank after receiving a B.A. from Claremont Men’s College and an M.B.A. from the University of Chicago. As a result of these and other professional experiences, Mr. Pearson possesses particular knowledge and experience in corporate finance, leverage finance, corporate credit and portfolio management that strengthen the Board’s collective qualifications, skills and experience.

Dean C. Kehler

Mr. Kehler joined KCAP Financial’s Board in February 2012. Mr. Kehler also serves as a Portfolio Manager of Trimaran Advisors, which was acquired by the Company in February 2012, and serves as investment advisor to several collateralized loan obligation (“CLO”) funds, and serves on the Company’s Investment Committee. Mr. Kehler is a Managing Partner of Trimaran Capital Partners, a manager of private investment funds. Prior to co-founding Trimaran Advisors, Mr. Kehler was a vice chairman of CIBC World Markets Corp. and co-head of the CIBC Argosy Merchant Banking Funds (Fund I). Prior to joining CIBC World Markets Corp. in 1995, Mr. Kehler was a founder and Managing Director of The Argosy Group L.P. Before Argosy, Mr. Kehler was a Managing Director at Drexel Burnham Lambert Incorporated and also worked at Lehman Brothers Kuhn Loeb Incorporated. Mr. Kehler currently serves on the Board of Directors of Inviva, Inc. and El Pollo Loco, Inc. Mr. Kehler previously served as a director of Ashley Stewart Holdings, Inc., Continental Airlines, Global Crossing, PrimeCo Wireless Communications, Urban Brands, Inc., Source Holdings, CNC Holding Corporation, Hills Department Stores, Inc., Jefferson National Financial, Charlie Brown Acquisition, Booth Creek Ski Holdings, TLC Beatrice International and Heating Oil Partners. Mr. Kehler also serves as a member of the Finance Committee and a director of CARE USA, one of the world’s largest private humanitarian organizations, and is the chair of the Board of Overseers of the University of Pennsylvania School of Nursing. Mr. Kehler earned his B.S. from The Wharton School of the University of Pennsylvania. Mr. Kehler possesses particular knowledge and experience in corporate finance, investment management, financial analysis and corporate governance that strengthen the Board’s collective qualifications, skills and experience.

Jay R. Bloom

Mr. Bloom joined KCAP Financial’s Board in February 2012. Mr. Bloom also serves as a Portfolio Manager of Trimaran Advisors, which was acquired by the Company in February 2012, serves on the Company’s Investment Committee, and serves as investment advisor to several CLO funds. Mr. Bloom is also a Managing Partner of Trimaran Capital Partners, a manager of private investment funds. Prior to co-founding Trimaran Advisors, Mr. Bloom was a Vice Chairman of CIBC World Markets Corp. and Co-Head of the CIBC Argosy Merchant Banking Funds. Prior to joining CIBC World Markets Corp. in 1995, Mr. Bloom was a founder and Managing Director of The Argosy Group L.P. Before Argosy, Mr. Bloom was a Managing Director at Drexel Burnham Lambert Incorporated, and prior to that, he worked at Lehman Brothers Kuhn Loeb Incorporated. In addition, Mr. Bloom practiced law with Paul Weiss Rifkind Wharton & Garrison LLP. Mr. Bloom currently serves on the Board of Directors of Brite Media, Educational Services of America, Inc., El Pollo Loco, Inc. and Norcraft Companies, L.P. Mr. Bloom received his B.S. and M.B.A. from Cornell University, graduating summa cum laude, and his J.D. from Columbia University School of Law, where he was a member of the Board of Editors of the Columbia Law Review. Mr. Bloom possesses particular knowledge and experience in business management, investment banking and corporate governance that strengthen the Board’s collective qualifications, skills and experience.

Executive Officers Who Are Not Directors

Edward U. Gilpin, Chief Financial Officer, Secretary and Treasurer

Mr. Gilpin joined KCAP Financial in June 2012 and has over 28 years of experience. Mr. Gilpin has also served as the Secretary of Trimaran Advisors and Chief Financial Officer and Secretary of Katonah Debt Advisors since June 2012. Prior to joining the Company, Mr. Gilpin served as the Chief Financial Officer at Associated Renewable Inc., an end-to-end full service energy consulting and carbon management company. From 2008 to 2010, he served as Executive Vice President and Chief Financial Officer of Ram Holdings, Ltd., a provider of financial guaranty reinsurance, and prior to that he was the Executive Vice President, Chief

Financial Officer and Director of ACA Capital Holdings, Inc., a holding company that provided financial guaranty insurance and asset management services, from 2000 to 2008. Prior to joining ACA Capital, Mr. Gilpin was Vice President in the Financial Institutions Group at Prudential Securities, Inc.'s investment banking division. From 1998 to 2000, Mr. Gilpin served in the capacity of Chief Financial Officer for an ACA Capital affiliated start-up venture, developing the financial plans and spearheading the capital raising process. From 1991 to 1998, Mr. Gilpin was with MBIA, Inc., a holding company whose subsidiaries provide financial guarantee insurance, fixed-income asset management, and other specialized financial services, where he held various positions in the finance area. His most recent position with MBIA was Director, Chief of Staff for MBIA Insurance Company's President. Mr. Gilpin began his career as an Assistant Vice President in the Mutual Funds Department of BHC Securities, Inc. Mr. Gilpin holds an M.B.A. from Columbia University and a B.S. from St. Lawrence University.

R. Jon Corless, Chief Investment Officer

Mr. Corless joined KCAP Financial in 2006 as part of its middle market team. Mr. Corless has over 30 years of experience in high-yield and leveraged credits. Prior to joining the Company, Mr. Corless was a Credit Risk Manager for Trimaran Debt Advisors, a CLO manager. Prior to joining Trimaran Debt Advisors, Mr. Corless spent 15 years as a Senior Credit Risk Manager for CIBC with risk management responsibility for media and telecommunications, high-yield, middle market, and mezzanine loan portfolios. Before joining CIBC, Mr. Corless worked at Bank of America NA in Corporate Finance and at Bankers Trust Company. Mr. Corless received a B.A. from Wesleyan University.

Jill Simeone, General Counsel and Chief Compliance Officer

Jill Simeone joined KCAP in 2013 to serve as the company’s first General Counsel. She has also been appointed by the Board of Directors to serve as Chief Compliance Officer. Ms. Simeone brings to the firm 20 years of legal experience. Before arriving at KCAP, Ms. Simeone worked at American Express, advising their Venture Capital group on minority investments. For almost a dozen years before that, she held various positions at CEMEX (US General Counsel, North America General Counsel), and managed a broad portfolio of corporate law projects including international M&A, financial transactions, joint ventures, regulatory matters and public company reporting. She co-chaired the team that developed and rolled-out the company’s global compliance program, ETHOS. Ms. Simeone started her legal career as an Assistant District Attorney in the Manhattan District Attorney’s Office. She currently serves on the Executive Committee of the UC Hastings Law School Board of Governors. Ms. Simeone holds a B.A. cum laude from Harvard University, a J.D. from the University of California Hastings College of the Law, and she is a Fulbright Scholar (Mexico).

Daniel Gilligan, Vice President, Director of Portfolio Administration

Mr. Gilligan is the Director of Portfolio Administration responsible for overseeing the portfolio administration for all funds managed by the company’s two asset manager affiliates, Katonah Debt Advisors and Trimaran Advisors, as well as for the parent company, KCAP Financial, Inc. From 2012 to 2013, he served as the Chief Compliance Officer for the Company. Prior to joining Katonah in 2004, Mr. Gilligan was a Relationship Officer in the Corporate Trust department for U.S. Bank (formerly Sate Street Corporate Trust Services), responsible for the administration of five CDO portfolios with combined assets of $2 billion. While at U.S. Bank, Mr. Gilligan was also a member of the new business development team and assisted with the closing of new CDO transactions. Prior to joining State Street in 1999, Mr. Gilligan was a Director of Management Services for Sodexho USA. Mr. Gilligan holds a B.A. from Fairfield University.

Board of Directors

The number of directors constituting our Board of Directors is presently set at eight directors.

Our Board of Directors is divided into three classes. Class I holds office for a term expiring at the annual meeting of stockholders to be held in 2016, and Class II holds office for a term expiring at the annual meeting of stockholders to be held in 2014, and Class III holds office for a term expiring at the annual meeting of stockholders to be held in 2015. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Messrs. Stevens, Ward and Kehler’s current term expires in 2016, Messrs. Pastino, Jacobi and Bloom’s current term expires in 2014 and Messrs. Lacovara and Pearson’s current term expires in 2015. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify.

In fiscal year 2013, the Board of Directors met 8 times. Each director attended at least 75% of the total number of meetings of the Board and committees on which the director served that were held while the director was a member. Pursuant to our policy, we encourage, though we do not require, all members of the Board of Directors to attend the Company’s annual meetings of shareholders.

Committees of the Board of Directors

The Board has established an Audit Committee. The Audit Committee is composed of Messrs. Pastino, Ward and Jacobi. Mr. Pastino serves as Chairman of the Audit Committee. The Audit Committee’s functions include providing assistance to the Board in fulfilling its oversight responsibility relating to the Company’s financial statements and the financial reporting process, compliance with legal and regulatory requirements, the qualifications and independence of the Company’s independent registered public accountant, the Company’s system of internal controls, the Company’s code of ethics, retaining and, if appropriate, terminating the independent registered public accountant and approving audit and non-audit services to be performed by the independent registered public accountant. The Audit Committee Charter, as approved by the Board, can be found in the Corporate Governance section of the Company’s website at www.kcapfinancial.com.

The Board has determined that all the members of the Audit Committee — Messrs. Pastino, Jacobi and Ward:

•	are independent, as independence for audit committee members is defined in Section 10A(m)(3) and Section 10C(a) of the Exchange Act and the SEC rules promulgated thereunder and Rule 5605(a)(2) and Rule 5605(b) of The Nasdaq Global Select Market listing standards;
•	meet the requirements of Item 407(d)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are audit committee financial experts; and
•	possess the requisite financial sophistication required under The Nasdaq Global Select Market listing standards.

The Audit Committee has adopted a policy under which, to the extent required by law, all auditing services and all permitted non-audit services to be rendered by the Company’s independent registered public accountant are pre-approved.

In fiscal year 2013, the Audit Committee held 5 meetings.

Valuation Committee

The Board has established a Valuation Committee. The Valuation Committee is composed of Messrs. Lacovara, Stevens and Kehler. Mr. Lacovara serves as Chairman of the Valuation Committee. The Valuation Committee is responsible for reviewing and recommending to the full Board the fair value of debt and equity securities. The Valuation Committee may utilize the services of an independent valuation firm in arriving at fair value of these securities. The Board is ultimately and solely responsible for determining the fair value of portfolio investments. The Valuation Committee Charter, as approved by the Board, can be found in the Corporate Governance section of the Company’s website at www.kcapfinancial.com.

In fiscal year 2013, the Valuation Committee held 6 meetings.

Compensation Committee

The Board has established a Compensation Committee. The Compensation Committee is currently composed of Messrs. Ward, Pastino and Stevens. As determined by the Board, each of the members of the Compensation Committee is an Independent Director. Mr. Ward serves as the Chairman of the Compensation Committee. The Compensation Committee determines compensation for KCAP Financial’s executive officers, in addition to administering the Company’s equity compensation plans. The Compensation Committee Charter, as approved by the Board, can be found in the Corporate Governance section of the Company’s website at www.kcapfinancial.com.

The Compensation Committee’s functions include examining the levels and methods of compensation employed by the Company with respect to the Chief Executive Officer and non-CEO officers, making recommendations to the Board with respect to non-CEO officer compensation, reviewing and approving the compensation package of the Chief Executive Officer, making recommendations to the Board with respect to incentive compensation plans and equity-based plans, reviewing management succession plans, making administrative and compensation decisions under equity compensation plans approved by the Board and making recommendations to the Board with respect to grants thereunder, administering cash bonuses, and implementing and administering the foregoing. In accordance with its Charter, the Compensation Committee may delegate its authority to a subcommittee.

In fiscal year 2013, the Compensation Committee held 5 meetings.

Nominating and Corporate Governance Committee

The Board has established a Nominating and Corporate Governance Committee (the “Nominating Committee”). The Nominating Committee is currently composed of Messrs. Jacobi, Ward and Stevens, who are Independent Directors of the Company. Mr. Stevens serves as Chairman of the Nominating Committee. The Nominating Committee’s responsibilities include (i) recommending director nominees for selection by the Board; (ii) overseeing the governance of the Company; (iii) leading the Board in its annual review of the Board’s performance; (iv) recommending to the Board director nominees for each committee; and (v) recommending for approval by the Board the compensation paid to each Independent Director for serving on the Board.

In executing its power to recommend director nominees for selection by the Board, the Nominating Committee determines the requisite standards or qualifications for Board nominees. In the event that a director position is vacated or created and/or in contemplation of a shareholders’ meeting at which one or more directors are to be elected, the Nominating Committee will identify potential candidates to become members of the Board. In identifying potential candidates, the Nominating Committee may consider candidates recommended by any of the Independent Directors or by any other source the Nominating Committee deems appropriate. The Nominating Committee may, but is not required to, retain a third party search firm at the Company’s expense to identify potential candidates. The Nominating Committee Charter, as approved by the Board, can be found in the Corporate Governance section of the Company’s website at www.kcapfinancial.com.

The Nominating Committee will consider qualified director nominees recommended by shareholders, on the same basis it considers and evaluates candidates recommended by other sources, when such recommendations are submitted in accordance with the Company’s bylaws and other applicable laws, rules or regulations regarding director nominations. When submitting a nomination to the Company for consideration, a shareholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each director nominee: full name, age, and address; class, series and number of shares of stock of the Company beneficially owned by the nominee, if any; the date such shares were acquired and the investment intent of such acquisition; whether such shareholder believes the individual is an “interested person” of the Company, as defined in the 1940 Act; and all other information required to be disclosed in solicitations of proxies for election of directors in an election contest or that is otherwise required. The Company has not received any recommendations from shareholders requesting consideration of a candidate for inclusion among the Nominating Committee’s slate of nominees in this proxy statement.

In considering and evaluating candidates, the Nominating Committee may take into account a wide variety of factors, including (but not limited to):

•	availability and commitment of a candidate to attend meetings and to perform his or her responsibilities on the Board;
•	relevant business and related industry experience;
•	educational background;

•	financial expertise;
•	experience with corporate governance matters;
•	an assessment of the candidate’s ability, judgment and expertise;
•	overall diversity of the composition of the Board;
•	the percentage of the Board represented by Independent Directors and whether a candidate would qualify as an Independent Director; and
•	such other factors as the Nominating Committee deems appropriate.

The Nominating Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new perspectives. If any member of the Board does not wish to continue in service, if the Nominating Committee or the Board decide not to nominate a member for re-election or if the Nominating Committee recommends to expand the size of the Board, the Nominating Committee identifies the desired skills and experience of a new nominee in light of the criteria set forth above. Current Independent Directors and members of the Board provide suggestions as to individuals meeting the criteria considered by the Nominating Committee. Consultants may also be engaged to assist in identifying qualified individuals. The Nominating Committee does not have a formal policy with respect to diversity; however, the Board and the Nominating Committee believe that it is essential that the Board members represent diverse viewpoints and a diverse mix of the specific factors listed above.

In fiscal year 2013, the Nominating Committee held 5 meetings.

Limitation on Liability of Directors and Officers and Indemnification

Under our certificate of incorporation, we will fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against all expense, liability and loss (including attorneys’ fees and related disbursements), judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, penalties and amounts paid or to be paid in settlement, actually and reasonably incurred by such person in connection with such action, suit or proceeding, except with respect to any matter as to which such person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such person’s action was in our best interests or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. Our certificate of incorporation also provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except for a breach of their duty of loyalty to us or our stockholders, for acts or omissions not in good faith in the reasonable belief that the action was in the best interests of the Company or which involve intentional misconduct or a knowing violation of law, for authorization of illegal dividends or redemptions or for any transaction from which the director derived an improper personal benefit. So long as we are regulated under the 1940 Act, the above indemnification and limitation of liability will be limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its stockholders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Delaware law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

Our certificate of incorporation permits us to secure insurance on behalf of any person who is or was or has agreed to become a director or officer of our company or is or was serving at our request as a director or officer of another enterprise for any liability arising out of his or her actions, regardless of whether the Delaware General Corporation Law would permit indemnification. We have obtained liability insurance for our officers and directors.

EXECUTIVE COMPENSATION

Overview of Executive Compensation Principles

Unless otherwise indicated, the discussion and analysis below relates to compensation of executive officers of the Company.

Executive compensation in 2013 reflected both the financial market conditions as well as the Company’s solid operating performance. In determining bonus awards for 2013 and salary increases for 2014, the Compensation Committee considered the following factors:

•	Selection and maintenance of strong credit characteristics for the investment portfolio — limited defaulted assets in the investment portfolio and limited realized losses relative to the overall market for such investments;
•	Payment of a dividend substantially out of current net investment income (as may be adjusted for non-recurring items), consistent with the Company’s goal not to rely on capital gains;
•	Increase in the dividend rate during 2013, reflecting current market conditions and operating performance; and
•	Comparison to compensation levels at other similar companies operating in the financial industry.

In addition, at the Company’s 2013 Annual Meeting of the Shareholders, the Company held a non-binding stockholder vote to approve the compensation paid to its named executive officers in 2012, commonly referred to as a “say-on-pay” vote. The Company’s stockholders approved such compensation by a non-binding, advisory vote with approximately 92% of the votes submitted on the proposal voting in favor of the resolution. The Board considered the results of this vote and views this vote as confirmation that the Company’s stockholders support the Company’s executive compensation policies and decisions.

The Compensation Committee awarded 2013 performance bonuses to all of the named executive officers above or near to their existing minimum target bonus amounts and also determined that some of these individuals would receive merit increases in their base salaries in 2014.

Primary Objectives

The primary objectives of the Compensation Committee of the Board with respect to executive compensation are to attract, retain and motivate the best possible executive talent. The focus is to tie short- and long-term cash and equity incentives to achievement of measurable corporate and individual performance objectives and to align executives’ incentives with stockholder value creation. To achieve these objectives, the Compensation Committee maintains compensation plans that tie a substantial portion of executives’ overall compensation to the Company’s operational performance. The structure of the executives’ base and incentive compensation is designed to encourage and reward the following:

•	sourcing and pursuing attractively priced investment opportunities;
•	participating in comprehensive due diligence with respect to the Company’s investments;
•	ensuring the most effective allocation of capital; and
•	working efficiently and developing relationships with other professionals.

Benchmarking of Compensation

Management develops the Company’s compensation plans by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the middle market lending industry and in particular other publicly-traded, internally BDCs. The Company believes that the practices of this group of companies provide the Company with appropriate compensation benchmarks because these companies have similar organizational structures and tend to compete with the Company for executives and other employees. For benchmarking executive compensation, the Company typically reviews the compensation data the Company has collected from the complete group of companies, as well as a subset of the data from those companies that have a similar number of employees and a similar investment portfolio as the Company.

Pay-for-Performance Philosophy

Based on management’s analyses and recommendations, the Compensation Committee has approved a pay-for-performance compensation philosophy, which is intended to bring base salaries and total executive compensation in line with approximately the fiftieth percentile of the companies with a similar number of employees represented in the compensation data the Company reviews. The Company works within the framework of this pay-for-performance philosophy to determine each component of an executive’s initial compensation package based on numerous factors, including:

•	the individual’s particular background and circumstances, including training and prior relevant work experience;
•	the individual’s role with the Company and the compensation paid to similar persons in the companies represented in the compensation data that the Company reviews;
•	the demand for individuals with the individual’s specific expertise and experience at the time of hire;
•	performance goals and other expectations for the position;
•	comparison to other executives within the Company having similar levels of expertise and experience; and
•	uniqueness of industry skills.

Setting and Assessment of Performance Goals; Role of Chief Executive Officer

The Compensation Committee has also implemented an annual performance management program, under which annual performance goals are determined and set forth in writing at the beginning of each calendar year for the Company as a whole and for each individual employee. Annual corporate goals are proposed by management and approved by the Board at the end of each calendar year for the following year. These corporate goals target the achievement of specific strategic, operational and financial milestones. Annual individual goals focus on contributions which facilitate the achievement of the corporate goals and are set during the first quarter of each calendar year. Individual goals are proposed by each employee and approved by his or her direct supervisor. The Chief Executive Officer’s goals are approved by the Compensation Committee. Annual salary increases, annual bonuses and annual restricted stock awards granted to the Company’s employees are tied to the achievement of these corporate and individual performance goals.

The performance goals for the Company’s Chief Executive Officer and other executive management are considered in the context of the performance of the broader financial industry and are as follows:

•	achievement of the Company’s dividend objectives (emphasizing both growth and stability);
•	growth of the Company’s investment portfolio;
•	maintenance of the credit quality and financial performance of the Company’s investment portfolio;
•	development of the Company’s human resources; and
•	development of the Company’s financial and information systems.

The Company believes that the current performance goals are realistic “stretch” goals that should be reasonably attainable by management.

During the fourth calendar quarter, the Company evaluates individual and corporate performance against the written goals for the recently completed year. Consistent with the Company’s compensation philosophy, each employee’s evaluation begins with a written self-assessment, which is submitted to the employee’s supervisor. The supervisor then prepares a written evaluation based on the employee’s self-assessment, the supervisor’s own evaluation of the employee’s performance and input from others within the Company. This process leads to a recommendation for annual employee salary increases, annual stock-based compensation awards and bonuses, if any, which is then reviewed and approved by the Compensation Committee. The Company’s executive officers, other than the Chief Executive Officer, submit their self-assessments to the Chief Executive Officer, who performs the individual evaluations and submits recommendations to the Compensation Committee for salary increases, bonuses and stock-based compensation awards. In the case of the Chief Executive Officer, his individual performance evaluation is conducted by the Compensation Committee, which determines his compensation changes and awards. For all employees, including the Company’s executive officers, annual base salary increases, annual stock-based compensation awards and annual bonuses, to the extent granted, are implemented during the first calendar quarter of the year.

Our Compensation Policies and Practices as They Relate to Risk Management

In accordance with the applicable disclosure requirements, to the extent that risks may arise from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company, the Company is required to discuss those policies and practices for compensating the employees of the Company (including employees that are not named executive officers) as they relate to the Company’s risk management practices and the possibility of incentivizing risk-taking.

The Compensation Committee has evaluated the policies and practices of compensating the Company’s employees in light of the relevant factors, including the following:

•	the financial performance targets of the Company’s annual cash incentive program are the budgeted objectives that are reviewed and approved by the Board and/or the Compensation Committee;
•	bonus payouts are not based solely on corporate performance, but also require achievement of individual performance objectives;
•	bonus awards generally are not contractual entitlements, but are reviewed by the Compensation Committee and/or the Board and can be modified at their discretion;
•	the financial opportunity in the Company’s long-term incentive program is best realized through long-term appreciation of the Company’s stock price, which mitigates excessive short-term risk-taking; and
•	the allocation of compensation between cash and equity awards and the focus on stock-based compensation, primarily restricted stock awards generally vesting over a period of years, thereby mitigating against short-term risk taking.

Based on such evaluation, the Compensation Committee has determined that the Company’s policies and practices are not reasonably likely to have a material adverse effect on the Company.

Compensation Components

The Company’s compensation package consists of the following components, each of which the Company deems instrumental in motivating and retaining its executives:

Base Salary

Base salaries for the Company’s executives are established based on the scope of their responsibilities and their prior relevant background, training and experience, taking into account competitive market compensation paid by the companies represented in the compensation data the Company reviews for similar positions and the overall market demand for such executives at the time of hire. As with total executive compensation, the Company believes that executive base salaries should generally target the fiftieth percentile of the range of salaries for executives in similar positions and with similar responsibilities in companies of similar size to the Company. An executive’s base salary is also evaluated together with other components of the executive’s compensation to ensure that the executive’s total compensation is in line with the Company’s overall compensation philosophy.

Base salaries are reviewed annually as part of the Company’s performance management program and increased for merit reasons, based on the executive’s success in meeting or exceeding individual performance objectives and an assessment of whether significant corporate goals were achieved. The Company also realigns base salaries with market levels for the same positions in companies of similar size to the Company represented in the compensation data the Company reviews if necessary and if the Company identifies significant market changes in the Company’s data analysis. Additionally, the Company adjusts base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive’s role or responsibilities.

Annual Bonus

The Company’s compensation program includes eligibility for an annual performance-based cash bonus in the case of all executives and certain senior, non-executive employees. The amount of the cash bonus depends on the level of achievement of the stated corporate and individual performance goals. The terms of any bonus compensation that each of Messrs. Pearson, Corless, Gilpin, Gilligan and Ms. Simeone are annually entitled to are set forth in each of their respective employment agreements descriptions of which are set forth below. See “Executive Compensation — Employment Agreements.”

The amounts of the annual cash bonuses paid to the Company’s named executive officers are determined by the Compensation Committee of the Board. In each case, the annual bonus award is based on the individual performance of each of these individuals and on the performance of the Company against goals established annually by the Board, after consultation with the individual. In reviewing and approving the annual performance-based cash bonus, the Compensation Committee considered the relative achievement of the stated corporate and individual performance goals. The most significant performance factors taken into account include, but are not limited to: total investment income; net investment income; overall credit performance of the total investment portfolio; growth of the overall investment portfolio; adding resources and expanding the organization at all levels; maintaining the Company’s internal controls and compliance standards; and improving operating efficiency. All bonuses are subject to an annual increase, solely at the discretion of the Board, and in its discretion, the Compensation Committee may award bonus payments to the Company’s executives above or below the amounts specified in their respective employment agreements.

The annual bonus awards paid to the named executive officers with respect to 2013 (shown in the “Non-Equity Incentive Plan” column of the Summary Compensation Table below) were above or equal their existing minimum target bonus amounts.

Long-Term Incentives

The Company believes that long-term performance is achieved through an ownership culture that encourages long-term participation by the Company’s executive officers in equity-based awards. The Equity Incentive Plan (the “Equity Incentive Plan”) currently allows the grant to executive officers of stock options, restricted stock or other stock-based awards. The Company typically makes an initial equity award to certain new senior level employees and annual grants as part of the Company’s overall compensation program. All grants of awards pursuant to the Equity Incentive Plan are approved by the Board. Although the Company has the ability to make grants of restricted stock and options under the Equity Incentive Plan, the Board currently believes that restricted stock awards are a more appropriate form of equity incentive compensation for the Company given its emphasis on growing dividend payments to its stockholders. The Equity Incentive Plan is designed to allow, but not require, the grant of awards that qualify under an exception to the deduction limit of Section 162(m) of the Internal Revenue Code of 1986, as amended, for “performance-based compensation.”

Initial stock-based awards.  Executives who join the Company are awarded initial grants of options or restricted stock. Options awarded as part of these grants have an exercise price equal to the fair market value of common stock on the grant date. The vesting schedule and other terms of these awards are determined by the Board. The amount of the initial award is determined based on the executive’s position with the Company and an analysis of the competitive practices of companies similar in size to the Company represented in the compensation data that the Company reviews. The initial awards are intended to provide the executive with an incentive to build value in the organization over an extended period of time. The amount of the initial award is also reviewed in light of the executive’s base salary and other compensation to ensure that the executive’s total compensation is in line with the Company’s overall compensation philosophy. The grant date for awards for existing employees is the later of the date that the Board approved the grant or the date that the Company and the employee have reached a mutual understanding as to the amount and terms of such grant. For prospective employees, the grant date is the date upon which the Company and the employee have reached an agreement regarding the terms of employment and the terms of the award granted by the Board, and the employment has commenced (thus such date is typically the first day of employment). All of the grant dates are approved by the Board or the Compensation Committee.

Annual stock-based awards.  The Company’s practice is to make annual stock based awards as part of the Company’s overall performance management program. In 2013, awards of shares of the Company’s restricted common stock were made to Messers. Pearson, Gilpin, Corless and Gilligan. The Compensation Committee believes that stock-based awards provide management with a strong link to long-term corporate performance and the creation of stockholder value. The Company intends that the annual aggregate value of these awards be set near competitive median levels for companies represented in the compensation data the Company reviews. As is the case when the amounts of base salary and initial equity awards are determined, a review of all components of the executive’s compensation is conducted when determining annual equity awards to ensure that an executive’s total compensation conforms to the Company’s overall philosophy and objectives. A pool of stock-based awards is reserved for executives and other officers based on setting a target grant level for each employee category, with the higher ranked employees being eligible for a higher target grant. The Compensation Committee meets each year after the filing of the Annual Report on Form 10-K to evaluate, review and recommend for the Board’s approval the annual stock-based award design, level of award and prospective grant date of such award for each named executive officer and the Chief Executive Officer. For promotions or new hires, the Compensation Committee approves the award in advance of the grant date, and the stock-based grant is awarded on the determined date at the Company’s closing market price per share.

Other Compensation

The Company maintains broad-based benefits and perquisites that are provided to all employees, including health, life and disability insurance and a 401(k) plan. The Company participates in a defined contribution plan for their executive officers and employees. In particular circumstances, the Company also utilizes cash signing bonuses when certain executives and senior non-executives join the Company. Such cash signing bonuses typically either vest during a period of less than a year or are repayable in full to the Company if the employee recipient voluntarily terminates employment with the Company prior to the first anniversary of the date of hire. Whether a signing bonus is paid and the amount thereof are determined on a case-by-case basis under the specific hiring circumstances. For example, the Company will consider paying signing bonuses to compensate for amounts forfeited by an executive upon terminating prior employment, to assist with relocation expenses and/or to create an additional incentive for an executive to join the Company in a position where there is high market demand.

Termination-Based Compensation

Severance.  The terms of any severance based compensation that each of Messrs. Pearson, Corless, Gilpin, Gilligan and Ms. Simeone are entitled to are set forth in each of their respective employment agreements, descriptions of which are set forth below. See “Executive Compensation — Employment Agreements.”

Acceleration of vesting of equity-based awards.  In general, all unvested options and unvested shares of restricted common stock held by an employee are forfeited immediately upon that employee’s termination, whether or not for cause. Under the Equity Incentive Plan, however, the Board may, if it so chooses, provide in the case of any award for post-termination exercise provisions, including a provision that accelerates all or a portion of any award, but in no event may any award be exercised after its expiration date.

Conclusion

The compensation policies of the Company are designed to motivate and retain its senior executive officers and to ultimately reward them for outstanding individual and corporate performance.

Summary Compensation Table

The following table shows the compensation paid or accrued during the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011 to or with respect to the Company’s named executive officers.

Name and Principal Position	Year	Salary(3) ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)(3)	All Other Compensation ($)(4)		Total ($)
Dayl W. Pearson President and Chief Executive Officer	2013	500,000	—	1,000,000	—	850,000	112,495	(3)	2,462,495
	2012	400,000	—	—	—	1,000,000	51,130		1,451,130
	2011	400,000	—	—	—	400,000	72,712		872,712	(3)
Edward U. Gilpin(5) Chief Financial Officer, Treasurer and Secretary	2013	350,000	—	600,000	—	350,000	109,731	(3)	1,060,081
	2012	350,000	—	150,000	—	400,000	58,720		958,720
R. Jon Corless Chief Investment Officer	2013	275,000	—	300,000	—	275,000	59,876	(3)	909,876
	2012	265,000	—	—	—	275,000	37,246		577,246	(3)
	2011	250,000	—	—	—	200,000	40,049		490,049	(3)
Jill Simeone(7) General Counsel and Chief Compliance Officer	2013	300,000	—	—	—	100,000	21,218	(3)	421,218
Daniel P. Gilligan(6) Vice President, Director of Portfolio Administration and Former Chief Compliance Officer	2013	200,000	—	300,000	—	175,000	58,115	(3)	733,115
	2012	175,000	—	—	—	150,000	35,926		360,926	(3)
	2011	160,000	—	—	—	125,000	33,651		318,651	(3)

(1)	Represents the grant date fair market value of restricted stock grants in accordance with Financial Accounting Standards Board Accounting Standards Codification — Compensation — Stock Compensation (Topic 718) (January 2010) (“ASC 718”). Grant date fair value is based on the closing price of the Company’s common stock on the date of grant.
(2)	Annual performance-based cash bonus. As described in “— Compensation Discussion and Analysis — Compensation Components — Annual Bonus” above, the annual bonuses of the named executive officers are derived based on the performance of the Company and the individual executive relative to pre-established objectives for the year. The threshold, target and/or maximum amounts for the year 2013 bonus opportunity of each named executive officer are reported in the Grants of Plan-Based Awards in Year 2013 table below.
(3)	The amounts shown represent the total compensation received from the Company and its Asset Manager Affiliates. The Company may allocate compensation expense between Company and one or more of its Asset Manager Affiliates based upon expense allocation agreements.

(4)	See the 2013 All Other Compensation Table below for a breakdown of these amounts, which consist of:
•	cash dividends on restricted stock granted;
•	amounts received pursuant to the Katonah Debt Advisors Employee Savings and Profit Sharing Plan (the “Savings Plan”);
•	contributions received pursuant to a 401(k) plan;
•	life insurance premiums; and
•	disability insurance premiums.

The Savings Plan is a 401(k) plan, and the Company matches an individual’s contribution up to a pre-set amount according to a specific formula.

2013 All Other Compensation Table

Name	Dividends on Restricted Stock ($)	Savings Plan ($)	401(k) Plan ($)	Life Insurance Premiums ($)	Disability Insurance Premiums ($)	Severance Payments ($)(13)	Total ($)
Dayl W. Pearson	72,223	28,400	5,100	84	6,688	—	112,495
Edward U. Gilpin	68,612	28,400	5,100	84	7,538	—	109,731
R. Jon Corless	21,667	28,400	5,100	84	4,625	—	59,876
Jill Simeone	—	13,293	5,100	35	2,790	—	21,218
Daniel P. Gilligan	21,667	28,400	5,100	84	2,864	—	58,115
(5)	Mr. Gilpin was named the Company’s Chief Financial Officer, Treasurer and Secretary effective June 1, 2012.
(6)	Upon the hiring of Ms. Simeone, who assumed the role of Chief Compliance Officer, Mr. Gilligan stepped down from the role of Chief Compliance Officer on August 2, 2013. He remains our Vice President, Director of Portfolio Operations.
(7)	Ms. Simeone was named the Company’s General Counsel on July 11, 2013 and Chief Compliance Officer on August 2, 2013.

Grants of Plan-Based Awards in Fiscal Year 2013

The following table shows information regarding grants of plan-based cash and equity awards during the fiscal year ended December 31, 2013 received by the named executive officers.

	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock (#)	Grant Date Fair Value of Stock ($)
Name		Threshold ($)	Target(2) ($)	Maximum ($)
Dayl W. Pearson	5/6/2013		500,000		92,593	1,000,000
Edward U. Gilpin	5/6/2013		400,000		55,556	600,000
R. Jon Corless	5/6/2013		225,000		27,778	300,000
Daniel P. Gilligan	5/6/2013		125,000		27,778	300,000
Jill Simeone			—			—

(1)	The actual bonus awards earned with respect to 2013 and paid in January of 2014 are reported under “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above. The annual performance-based bonus may be allocated between Company and one or more of its Asset Manager Affiliates based upon expense allocation agreements.
(2)	Bonus awards in any year (which could potentially be greater or lesser than the target depending on the terms of each named executive officer’s employment agreement with the Company) are determined by the Compensation Committee of the Board and are based on performance of the individual and that of the Company against goals established annually by the Board.

(3)	Awards of restricted stock granted under the Equity Incentive Plan.
(4)	Represents the grant date fair value of the shares of restricted stock in accordance with ASC 718. Grant date fair value of the shares of restricted stock is based on the closing price of the Company’s common stock on the date of grant.

Employment Agreements

The Company and/or Katonah Debt Advisors is a party to employment agreements with Messrs. Pearson, Gilpin, Corless, Gilligan and Ms. Simeone. Each of Messrs. Pearson, Gilpin, Corless and Ms. Simeone receive their salary, bonus, stock awards and benefits pursuant to their employment agreements with the Company. Mr. Gilligan receives his salary, bonus and benefits pursuant to his employment agreement with Katonah Debt Advisors.

Employment Agreements with Dayl W. Pearson, Edward U. Gilpin and R. Jon Corless

On June 1, 2012, Mr. Gilpin entered into an employment agreement with the Company providing for an initial term ending on December 31, 2013, subject to automatic one-year renewals thereafter (unless either party provides prior written notice not later than 30 days prior to the expiration of the term of his or its decision not to extend the term of employment). Under the employment agreement, Mr. Gilpin is entitled to receive an annual base salary of $350,000 (subject to increase from time to time in the discretion of the Board of Directors) and an annual performance-based cash bonus with a targeted amount of $400,000 to be paid on or before January 31 of the succeeding calendar year based on his performance and that of the Company against goals established annually by the Board. In addition, Mr. Gilpin is eligible to participate in all employee benefit plans of the Company available to employees. The employment agreement also provides that if Mr. Gilpin’s employment is terminated by the Company without cause or by him for good reason (each as defined in Mr. Gilpin’s employment agreement) or as a result of death or disability, he (or his designated beneficiary or estate) will be entitled to receive (i) his base salary and contributions toward health insurance premiums for the remaining term of the agreement (or, if greater, twelve months after such termination); provided that the Company may elect to cease continuation of base salary and contributions toward health insurance premiums at any point following the six-month anniversary of such termination so long as the Company releases Mr. Gilpin from his remaining non-competition and non-solicitation obligations as of such date; (ii) any base salary earned but not paid through the date of termination; (iii) vacation time accrued but not used to that date;1; (iv) any bonus compensation to which he is entitled in respect of the year of termination, prorated to the date of termination; and (v) in the case of a termination by the Company without cause or by Mr. Gilpin for good reason, continued annual bonuses at 50% of the target amount during the period of base salary continuation, pro rated with respect to partial years, all on the condition that he sign a release of claims and subject to his compliance with his non-compete, non-solicitation, and confidentiality obligations. In addition, Mr. Gilpin’s employment agreement was amended effective as of April 22, 2013 to eliminate a change in control protection provision. That provision, which is no longer in effect after April 22, 2013, provided that following a change in control of the Company, Mr. Gilpin would have been entitled to the benefits described above if he terminates for any reason in the 90 days after the change in control, and the Company’s ability to elect to cease the continuation of base salary and contributions to health insurance premiums would have applied after twelve months rather than six months.

As amended on June 27, 2012, each of the employment agreements of Messrs. Pearson and Corless with the Company provides for an initial term ending on December 31, 2013 (subject to automatic one-year renewals thereafter as provided in their previous agreements) unless either party provides prior written notice (not later than 30 days prior to the expiration of the term) of his or its decision not to extend the term of the employment agreement. Under their respective employment agreements, Messrs. Pearson and Corless are entitled to receive an annual base salary of $400,000 and $265,000, respectively, and are eligible to earn annual discretionary performance-based cash bonuses with targeted amounts of $500,000 and $225,000, respectively, to be paid, in each case, on or about January 31 of the succeeding calendar year. The employment agreements provide that if the executive’s employment is terminated by the Company without cause or by the executive for good reason (each as defined in the applicable employment agreement) or as a result of death or disability, the executive (or his designated beneficiary or estate) will be entitled to receive (i) his base salary and contributions toward health insurance premiums for the remaining term of the agreement (or, if greater, six months after such termination); provided, that if the remaining term of the agreement exceeds six months, the Company may elect to cease continuation of base salary and contributions toward health insurance premiums at any point following the six-month anniversary of such termination so long as the Company releases the executive from his remaining non-competition and non-solicitation obligations as of such date; (ii) any base salary earned but not paid through the date of termination; (iii) vacation time accrued but not used to that date; and (iv) any bonus compensation to which the executive is entitled in respect of the year of termination, prorated to the date of termination, all on the condition that the executive sign a release of claims. In addition, the employment agreements were amended effective as of April 22, 2013 to eliminate a change in control protection provision. That provision, which is no longer in effect after April 22, 2013, provided that in addition to the benefits described above, the executive would have been entitled to a further six months of base salary and contributions toward health insurance premiums (i.e., for a total of one year) if he was terminated by the Company within 90 days following a change in control involving the Company.

Employment Agreement with Daniel P. Gilligan

As amended on June 27, 2012, Mr. Gilligan’s employment agreement with Katonah Debt Advisors provides for an initial term ending on December 31, 2013 (subject to automatic one-year renewals thereafter as provided in their previous agreements) unless either party provides prior written notice (not later than 30 days prior to the expiration of the term) of his or its decision not to extend the term of the employment agreement. Under the employment agreement, Mr. Gilligan is entitled to receive an annual base salary of $175,000 and is eligible to earn an annual discretionary bonus, targeted at $125,000, to be paid on or about January 31 of the succeeding calendar year. The employment agreement provides that if the executive’s employment is terminated by Katonah Debt Advisors without cause or by the executive for good reason (each as defined in the applicable employment agreement) or as a result of death or disability, the executive (or his designated beneficiary or estate) will be entitled to receive (i) his base salary and contributions toward health insurance premiums for the remaining term of the agreement; provided, that if the remaining term of the agreement exceeds six months, Katonah Debt Advisors may elect to cease continuation of base salary and contributions toward health insurance premiums at any point following the six-month anniversary of such termination so long as Katonah Debt Advisors releases the executive from his remaining non-competition and non-solicitation obligations as of such date; (ii) any base salary earned but not paid through the date of termination; (iii) vacation time accrued but not used to that date; and (iv) any bonus compensation to which the executive is entitled in respect of the year of termination, prorated to the date of termination, all on the condition that the executive sign a release of claims. In addition, the employment agreement was amended effective as of April 22, 2013 to eliminate a change in control protection provision. That provision, which is no longer in effect after April 22, 2013, provided that in addition to the benefits described above, the executive would have been entitled to a further six months of base salary and contributions toward health insurance premiums (i.e., for a total of one year) if he was terminated by Katonah Debt Advisors within 90 days following a change in control involving the Company.

Employment Agreement with Jill Simeone

On June 11, 2013, Ms. Simeone entered into an employment agreement with the Company providing for an initial term ending on December 31, 2013, subject to automatic one year renewals thereafter (unless previously terminated by either party). Under the employment agreement, Ms. Simeone is entitled to receive an annual base salary of $300,000 (subject to increase from time to time in the discretion of the Board of Directors) and an annual performance-based cash bonus, to be paid on or about January 31 of the succeeding calendar year. The employment agreement provides that if Ms. Simeone is terminated by the Company without cause (as defined in the employment agreement), Ms. Simeone will be entitled to receive (i) her base salary and contributions toward health insurance premiums for the remaining term of the agreement; provided that the Company may elect to cease continuation of base salary and contributions toward health insurance premiums at any point after Ms. Simeone has received 3 months such payments, so long as the Company releases Ms. Simeone from her remaining non-solicitation obligations as of such date; (ii) any base salary earned but not paid through the date of termination; (iii) vacation time accrued but not used as of that date; and (iv) any bonus compensation to which Ms. Simeone is entitled in respect of the year of termination, prorated to the date of termination, all on the condition that Ms. Simeone sign a release of claims. In the event of a termination due to the expiration of the employment agreement’s term, non-renewal of the employment agreement, death, or disability, Ms. Simeone will be entitled to receive (i) any base salary earned but not paid through the date of termination; (ii) vacation time accrued but not used as of that date; and (iii) any bonus compensation to which Ms. Simeone is entitled in respect of the year of termination, prorated to the date of termination.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table shows unvested stock awards outstanding on December 31, 2013, the last day of the Company’s fiscal year, held by each of the named executive officers. There were no stock options awards held by any of the named executive officers outstanding on December 31, 2013.

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested ($)(1)
Dayl W. Pearson	92,593	747,225
Edward U. Gilpin	79,403	640,782
R. Jon Corless	27,778	224,168
Daniel. P. Gilligan	27,778	224,168
Jill Simeone	—	—

(1)	Computed by multiplying the number of unvested outstanding shares of restricted stock by $8.07, the closing market price of the Company’s common stock on December 31, 2013, the end of the last completed fiscal year.

Option Exercises and Stock Vested in Fiscal Year 2013

The named executive officers did not hold or exercise any stock options during the fiscal year ended December 31, 2013. The shares of restricted stock held by the named executive officers that vested in the fiscal year ended December 31, 2013 are set forth in the table below.

Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Dayl W. Pearson	—	—
Edward U. Gilpin	—	—
R. Jon Corless	—	—
Daniel P. Gilligan	—	—
Jill Simeone	—	—

Pension Benefits

The Company does not have any defined benefit pension plans.

Nonqualified Deferred Compensation

The Company does not have any defined contribution or other plans that provide for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change of Control

Termination of Employment and Change of Control Arrangements

Change of Control Arrangements in the Company’s Equity Incentive Plan

Under the Equity Incentive Plan, in the event of a Covered Transaction (as defined below), all outstanding, unexercised options, restricted stock awards and other stock-based awards granted under the Equity Incentive Plan will terminate and cease to be exercisable, and all other awards to the extent not fully vested (including awards subject to conditions not yet satisfied or determined) will be forfeited, provided that the Board may in its sole discretion on or prior to the effective date of the Covered Transaction take any (or any combination of) the following actions, as to some or all outstanding awards:

•	make any outstanding option exercisable in full;
•	remove any performance or other conditions or restrictions on any award;
•	in the event of a Covered Transaction under the terms of which holders of the shares of the Company will receive upon consummation thereof a payment for each such share surrendered in the Covered Transaction (whether cash, non-cash or a combination of the foregoing), make or provide for a payment (with respect to some or all of the awards) to the participant equal in the case of each affected award to the difference between (A) the fair market value of a share of common stock times the numbers of shares subject to such outstanding award (to the extent then exercisable at prices not in excess of the fair market value) and (B) the aggregate exercise price of all shares subject to such outstanding award, in each case on such payment terms (which need not be the same as the terms of payment to holders of shares) and other terms, and subject to such conditions, as the Board determines; and
•	with respect to an outstanding award held by a participant who, following the Covered Transaction, will be employed by or otherwise providing services to an entity which is a surviving or acquiring entity in the Covered Transaction or any affiliate of such an entity, at or prior to the effective time of the Covered Transaction, in its sole discretion and in lieu of the action described in the three preceding bullets, arrange to have such surviving or acquiring entity or affiliate assume any award held by such participant outstanding hereunder or grant a replacement award which, in the judgment of the Board is substantially equivalent to any award being replaced.

Under the Equity Incentive Plan, a “Covered Transaction” is a (i) sale of shares of the Company’s common stock, consolidation, merger, or similar transaction or series of related transactions in which KCAP Financial is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding shares of common stock by a single person or entity or by a group of persons and/or entities acting in concert; (ii) a sale or transfer of all or substantially all of the Company’s assets; or (iii) a dissolution or liquidation of the Company. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Board), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

Termination of Employment Provisions in the Company’s Equity Incentive Plan

Unless the Board expressly provides otherwise, immediately upon the cessation of employment or services of a participant in the Equity Incentive Plan, all awards to the extent not already vested terminate and all awards requiring exercise cease to be exercisable and terminate, except that:

•	When a participant’s employment or services are ceased for Cause (as defined below), all options, vested and unvested, immediately terminate and unvested restricted stock is forfeited;
•	For vested options held by a participant immediately prior to his or her death, to the extent then exercisable, the options remain exercisable for the lesser of a period of 180 days following the participant’s death or the period ending on the latest date on which those options could have been exercised had there been no cessation of employment or services; and

•	In all other cases, all vested options held by the participant immediately prior to the cessation of his or her employment, to the extent then exercisable, remain exercisable for the lesser of a period of 90 days or the period ending on the latest date on which that option could have been exercised had there been no cessation of employment or services.

Under the Equity Incentive Plan, “Cause” has the same meaning as provided in the employment agreement between the participant and the Company or its affiliate, provided that if the participant is not a party to any such agreement, “Cause” means (i) the participant’s chronic alcoholism or drug addiction; (ii) fraud, embezzlement, theft, dishonesty, or any deliberate misappropriation of any material amount of money or other assets or property of the Company or any of its affiliates by the participant; (iii) willful failure to perform, or gross negligence in the performance of, the participant’s duties and responsibilities to the Company and its affiliates; (iv) the participant’s material breach of any agreement between the participant and the Company or its affiliates, except where the breach is caused by incapacity or disability of the participant; (v) a charge, indictment or conviction of, or plea of nolo contendere by, the participant to a felony or other crime involving moral turpitude; (vi) the participant’s material breach of his fiduciary duties as an officer, trustee or director of the Company or any of its affiliates; (vii) the participant’s willful refusal or failure to carry out a lawful and reasonable written directive of the Board or its designee, which failure or refusal does not cease within 15 days after written notice of such failure is given to the participant by the Company; or (viii) the participant’s willful misconduct which has, or could be reasonably expected to have, a material adverse effect upon the business, interests or reputation of the Company or any of its affiliates.

The Board may provide in the case of any award for post-termination exercise provisions different from those set forth above, including, without limitation, terms allowing a later exercise by a former employee (or, in the case of a former employee who is deceased, the person or persons to whom the award is transferred by will or the laws of descent and distribution) as to all or any portion of the award not exercisable immediately prior to termination of employment or other service, but in no case may an award be exercised after the latest date on which it could have been exercised had there been no cessation of employment or services.

Termination of Employment Provisions in Employment Agreements

The termination provisions are set forth in the discussion of the employment agreements above.

The following table sets forth estimated payment obligations to each of the named executive officers, assuming a termination on December 31, 2013.

Name	Termination by Company Without Cause or by Employee for Good Reason ($)(1)	Termination by Company for Cause ($)	Voluntary Termination ($)(2)	Disability ($)	Death ($)
Dayl W. Pearson
Severance payment(3)	500,000	—	—	500,000	500,000
Prorata bonus(4)	850,000	—	—	850,000	850,000
Accrued and unused vacation time(5)	0-48,077	0-48,077	0-48,077	0-48,077	0-48,077
Insurance benefits(6)	63,219	—	—	63,219	63,219
TOTAL:	1,413,219-1,461,296	0-48,077	0-48,077	1,413,219-1,461,296	1,413,219-1,461,296
Edward U. Gilpin
Severance payment(3)	350,000	—	—	350,000	350,000
Prorata bonus(4)	300,000	—	—	300,000	300,000
Accrued and unused vacation time(5)	0-33,654	0-33,654	0-33,654	0-33,654	0-33,654
Insurance benefits(6)	63,219	—	—	63,219	63,219
TOTAL:	713,219-746,873	0-33,654	0-33,654	713,219-746,873	713,219-746,873
R. Jon Corless
Severance payment(3)	275,000	—	—	275,000	275,000
Prorata bonus(4)	275,000	—	—	275,000	275,000
Accrued and unused vacation time(5)	0-26,442	0-26,442	0-26,442	0-26,442	0-26,442
Insurance benefits (6)	63,219	—	—	63,219	63,219
TOTAL:	613,219-639,661	0-26,442	0-26,442	613,219-639,661	613,219-639,661

Name	Termination by Company Without Cause or by Employee for Good Reason ($)(1)	Termination by Company for Cause ($)	Voluntary Termination ($)(2)	Disability ($)	Death ($)
Daniel P. Gilligan
Severance payment(3)	200,000	—	—	200,000	200,000
Prorata bonus(4)	175,000	—	—	175,000	175,000
Accrued and unused vacation time(5)	0-19,231	0-19,231	0-19,231	0-19,231	0-19,231
Insurance benefits(6)	63,219	—	—	63,219	63,219
TOTAL:	438,219-457,450	0-19,231	0-19,231	438,219-457,450	438,219-457,450
Jill Simeone
Severance payment(3)	300,000	—	—	—-
Prorata bonus(4)	100,000	—	—	100,000	100,000
Accrued and unused vacation time(5)	0-28,846	0-28,846	0-28,846	0-28,846	0-28,846
Insurance benefits(6)	63,219			—	—
TOTAL:	463,219-492,065	0-28,846	0-28,846	0-128,846	0-128,846

(1)	This column reflects payments to the employee for base salaries and health insurance premiums for the remaining term of their employment agreements, as well as the accrued but unpaid bonus for 2013.
(2)	Voluntary termination other than for good reason.
(3)	Assumes the Company does not reduce the severance payments in return for a release of the remaining noncompete obligations as provided in the employment agreements.
(4)	Pro rata bonus for year of termination, based on full year of employment.
(5)	Accrued and unused vacation time is a range of minimum and maximum amounts payable, depending on the amount of vacation time used at the time of termination.
(6)	Insurance benefits are based on a December 2013 monthly payment for health and dental coverage, assuming a total tax rate of 45%.

Compensation Committee Interlocks and Insider Participation

During 2013, none of the Company’s executive officers served on the board of directors (or a compensation committee thereof or other board committee performing equivalent functions) of any entities that had one or more executive officers serve on the Compensation Committee of the Board or the Board. No current or past executive officers or employees of the Company or its subsidiaries serve on the Compensation Committee of the Board or had a relationship disclosable under “Certain Relationships and Related Transactions — Transactions with Related Persons.”

Director Compensation in Fiscal Year 2013

The following table sets forth a summary of the compensation earned by the Company’s directors (other than Mr. Pearson, who is also a named executive officer and whose compensation is reflected in the Summary Compensation Table above) in 2013:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Independent Directors
C. Michael Jacobi	71,750	10,200	—	—	81,950
Albert G. Pastino	85,750	10,200	—	—	95,950
C. Turney Stevens	78,250	10,200	—	—	88,450
Christopher Lacovara	100,000	10,200	—	—	110,200
Gary Cademartori(4)	77,750	—	—	—	77,750
John A. Ward III(5)	50,000	10,200	—	—	60,200
Non-Independent Director
Jay R. Bloom	—	—	—	—	—
Dean C. Kehler	—	—	—	—	—

(1)	On June 14, 2013, each of Messrs. Jacobi, Pastino, Ward, Stevens and Lacovara was granted an award of 1,000 shares of restricted stock under the Non-Employee Director Plan. Each of these awards had a grant date fair value of $10,200. The number of unvested restricted stock units held by each director listed in the table above at March 1, 2014 was as follows: Mr. Jacobi (500), Mr. Pastino (500), Mr. Stevens (500), Mr. Lacovara (500), Mr. Ward (500), Mr. Bloom (0), Mr. Kehler (0).
(2)	As of May 20, 2014, such directors had the following aggregate vested and unvested option awards outstanding.

Name	Option Awards Outstanding (#)
Jay R. Bloom	—
C. Michael Jacobi	5,000
Dean Kehler	—
Christopher Lacovara	—
Albert G. Pastino	15,000
C. Turney Stevens	15,000
John A. Ward III	—

Such awards consist of an option to purchase 5,000 shares granted to each of the Independent Directors on each of June 13, 2008, June 13, 2009 and July 22, 2010. The exercise prices of such options are $11.97, $4.93 and $4.83 per share, respectively, and each such option expires on the 10th anniversary of the applicable grant date. All of such option awards have fully vested.

(3)	Amounts reflect the grant date fair value of stock options in accordance with ASC 718. Grant date fair value is based on the Binary Option Pricing Model (American, call option) pricing model for use in valuing stock options. Assumptions used in the calculation of these amounts are shown in Note 10, “Equity Incentive Plan — Stock Options,” to our audited consolidated financial statements included in our 2012 Annual Report on Form 10-K, filed with the SEC on March 18, 2013 (File No. 814-00735).
(4)	Mr. Cademartori determined not to stand for re-election to the Board at the 2013 Annual Meeting of Stockholders.
(5)	Mr. Ward was elected to the Board at the 2013 Annual Meeting of Stockholders.

Director Compensation Policy

As compensation for serving on the Board, each of the Independent Directors who served in such capacity in 2013 received an annual fee of $60,000 and the non-executive Chairman of the Board of Directors received an additional annual fee of $40,000. In addition, each of the Independent Directors receives $1,500 per Board meeting attended in person and $750 per Board meeting attended telephonically. Employee directors and Non-Independent Directors do not receive compensation for serving on the Board. Independent Directors who serve on Board committees receive cash compensation in addition to the compensation they receive for service on the Board. The chairperson of the Company’s Audit Committee receives an additional $10,000 per year, the lead independent director receives an additional $5,000 per year, and the chairperson of each other committee of the Board receives an additional $5,000 per year and all committee members receive an additional $500 for each committee meeting they attend. The Company also reimburses its directors for their reasonable out-of-pocket expenses incurred in attending meetings of the Board.

Pursuant to the Amended and Restated Non-Employee Director Plan (the “Non-Employee Director Plan”), the Independent Directors and other directors who are not officers or employees of the Company (“Non-Employee Directors”) may be issued restricted stock as a portion of their compensation for service on the Board in accordance with the terms of exemptive relief granted by the SEC in August 2008. A description of the Non-Employee Director Plan is provided under “— Equity Incentive Plans — 2008 Non-Employee Director Plan” below.

Equity Incentive Plans

Equity Incentive Plan

Under the Equity Incentive Plan and the exemptive relief, the Company may grant options to acquire shares and other share-based awards, including without limitation restricted shares and options to acquire restricted shares. There are 2,000,000 shares of common stock currently reserved for issuance under the Equity Incentive Plan. As of May 20, 2014, 269,202 shares of restricted stock were outstanding, 376,693 shares of restricted stock had vested, 259,066 shares of restricted stock had been forfeited, no options were outstanding and 1,352,809 shares were available for future grants under the Equity Incentive Plan.

In accordance with the terms of the Equity Incentive Plan, the Board has authorized the Compensation Committee to administer the Equity Incentive Plan, but has retained the authority to make grants. In accordance with the provisions of the Equity Incentive Plan, the Compensation Committee will determine the terms of options and other awards, including:

•	the determination of which employees will be granted options, restricted stock and other awards;
•	the number of shares subject to options, shares of restricted stock and other awards;
•	the exercise price of each option, which may not be less than fair market value (or, if no fair market value exists at the time of issuance, the current net asset value) of the shares subject to the award on the date of grant;
•	the schedule upon which options become exercisable or upon which a restricted stock award vests (including any performance criteria applicable to restricted stock awards);
•	the termination or cancellation provisions applicable to options and restricted stock awards;
•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and
•	all other terms and conditions upon which each award may be granted in accordance with the Equity Incentive Plan.

No participant may receive awards of options for over 1,000,000 shares of common stock or over 500,000 shares of restricted stock in any fiscal year. The aggregate number of shares of restricted stock that may be issued under the Equity Incentive Plan may not exceed 10% of the outstanding shares on June 13, 2008, the effective date of the Equity Incentive Plan, plus 10% of the number of shares issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Equity Incentive Plan. No one person may be granted more than 25% of the shares of restricted stock reserved for issuance under the Equity Incentive Plan. In addition, the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any restricted stock issued by the Company, at the time of issuance may not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all the Company’s outstanding warrants, options and rights issued to the Company’s directors, officers and employees, together with any restricted stock issued by the Company, would exceed 15% of the outstanding voting securities of the Company, the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any restricted stock issued by the Company, at the time of issuance may not exceed 20% of the outstanding voting securities of the Company.

The Board or any committee to which the Board delegates authority may, with the consent of any adversely affected Equity Incentive Plan participants and to the extent permitted by law, reprice or otherwise amend outstanding awards consistent with the terms of the Equity Incentive Plan. No share may be repriced other than in accordance with the 1940 Act and the applicable shareholder approval requirements of The Nasdaq Global Select Market.

In the case of a stock dividend, stock split, recapitalization or other similar change, the number and kind of shares subject to options, shares of restricted stock and other stock-based awards then outstanding or subsequently granted under the Equity Incentive Plan, the exercise price of such awards, the maximum number of shares that may be delivered under the Equity Incentive Plan, and other relevant provisions shall be appropriately adjusted by the Board. The Board may also adjust the number of shares subject to outstanding awards, the exercise price of outstanding awards, and the terms of outstanding awards to take into consideration extraordinary dividends, consolidations or mergers, acquisitions or dispositions of securities or property (with the exception of those that qualify as “Covered Transaction,” in which case the Board may take any one or more of the actions described above under “— Potential Payments Upon Termination or Change of Control — Termination of Employment and Change of Control Arrangements — Change of Control Arrangements in the Company’s Equity Incentive Plan”), or any other event if it is determined by the Board that such adjustment is appropriate to avoid distortion in the operation of the Equity Incentive Plan. However, the exercise price of options granted under the Equity Incentive Plan will not be adjusted unless the Company receives an exemptive order from the SEC or written confirmation from the SEC staff that the Company may do so.

Non-Employee Director Plan

The 2008 Non-Employee Director Plan was originally adopted by the Board and was approved by a vote of the Company’s shareholders at the 2008 Annual Shareholder Meeting (the “Prior Plan”). Effective June 10, 2011, the Prior Plan was amended and restated in accordance with a resolution of the Board and approved by a vote of the Company’s shareholders at the 2011 Annual Shareholder Meeting (as amended, the “Non-Employee Director Plan”). Pursuant to such amendment, the Company is permitted to issue restricted stock, and is no longer permitted to issue any options for common stock, of the Company to Non-Employee Directors. Options granted to Non-Employee Directors prior to the effectiveness of the Non-Employee Director Plan remain outstanding in accordance with the terms of the Non-Employee Director Plan. There are 100,000 shares of common stock currently reserved for issuance under the Non-Employee Director Plan. As of May 20, 2014, 50,000 shares were subject to outstanding options, and there were no additional options available for future grants under the Non-Employee Director Plan. Any options outstanding as of the date of the 2011 Annual Shareholder Meeting are governed in all respects by the terms of the Prior Plan.

Under the Non-Employee Director Plan, the Non-Employee Directors automatically receive 1,000 shares of restricted stock on the date of each annual meeting of shareholders during the term of the plan. The shares immediately vest as to one-half of the restricted stock grant and as to the remaining one-half of the restricted stock grant on the earlier of (i) the first anniversary of such grant, or (ii) the date immediately preceding the next annual meeting of shareholders (or meeting in lieu of the annual meeting of shareholders), so that vesting for one hundred percent (100%) of the restricted stock grant occurs one year after the date of grant; provided that the participant is then and since the date of grant has continuously been a Non-Employee Director. In addition, a Non-Employee Director who is appointed to serve on the Board outside of the annual election cycle would automatically be granted a pro rata portion of the restricted stock grant on the date of such appointment to the Board. The grants of restricted stock to Non-Employee Directors under the Non-Employee Director Plan are automatic (subject to the authority of the Board to prevent or limit the granting of restricted stock).

In accordance with the terms of the Non-Employee Director Plan, the Board has authorized the Compensation Committee to administer the Non-Employee Director Plan.

Unless the Board expressly provides otherwise, immediately upon the cessation of the Non-Employee Director’s service (unless upon such termination or within 90 days thereafter such Non-Employee Director becomes an officer or employee of the Company or rejoins the Board as a Non-Employee Director), all awards of restricted stock, to the extent not already vested, will be forfeited. However, if the Non-Employee Director ceases providing services as a Non-Employee Director but within 90 days of such cessation becomes an officer or employee of the Company or rejoins the Board as a Non-Employee Director, such person shall vest in any unvested restricted shares on the later of (i) the next annual shareholders meeting (in accordance the terms of the Non-Employee Director Plan) or (ii) the date on which such person becomes an officer or employee of the Company or rejoins the Board as a Non-Employee Director.

Unless the Board expressly provides otherwise, immediately upon the cessation of the Non-Employee Director’s service, all options awarded under the Prior Plan, to the extent not already vested, terminate, except that:

•	When the Non-Employee Director’s services are ceased for Cause (as defined below), all options, vested and unvested, immediately terminate;
•	For vested options held by the Non-Employee Director immediately prior to his or her death, to the extent then exercisable, the options remain exercisable for the lesser of a period of 180 days following the Non-Employee Director’s death or the period ending on the latest date on which those options could have been exercised had there been no cessation of services; and
•	In all other cases, all vested options held by the Non-Employee Director immediately prior to the cessation of his or her services, to the extent then exercisable, remain exercisable for the lesser of a period of 90 days or the period ending on the latest date on which that option could have been exercised had there been no cessation of services.

Under the Prior Plan, “Cause” means (i) commission of a felony or of a crime involving moral turpitude, (ii) gross dereliction of duty or (iii) any breach of duty that is materially injurious to the business or reputation of the Company.

The Board may provide in the case of any option award granted under the Prior Plan for post-termination exercise provisions different from those set forth above, including, without limitation, terms allowing a later exercise by a former Non-Employee Director (or, in the case of a former Non-Employee Director who is deceased, the person or persons to whom the award is transferred by will or the laws of descent and distribution) as to all or any portion of the option award not exercisable immediately prior to termination of service, but in no case may an award be exercised after the latest date on which it could have been exercised had there been no cessation of services.

The Non-Employee Director Plan has provisions relating to stock dividends, stock splits, recapitalizations or other changes to outstanding awards, and “Covered Transactions” analogous to those described under “— Equity Incentive Plan” above.

Equity Compensation Plan Information

The following table summarizes certain information regarding the Equity Incentive Plan and the Non-Employee Director Plan as of December 31, 2013:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders(1)	50,000	$7.72	1,388,809	(2)(3)
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	50,000	$7.72	1,388,809

(1)	The Company’s Equity Incentive Plan and Non-Employee Director Plan.
(2)	Subject to the following additional limitations: The aggregate number of shares of restricted stock that may be issued under the Equity Incentive Plan, the Non-Employee Director Plan, and any other Company executive compensation plan, collectively, may not exceed 10% of the outstanding shares of the Company on the effective date of the Non-Employee Director Plan, plus 10% of the number of shares of the Company’s common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Non-Employee Director Plan. No one person may be granted more than 25% of the shares of restricted stock reserved for issuance under the Equity Incentive Plan. For purposes of calculating compliance with this limit, the Company will count as restricted stock all shares of the Company’s common stock that are issued pursuant to the Non-Employee Director Plan less any shares that are forfeited back to the Company and cancelled as a result of forfeiture restrictions not lapsing. In addition, the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any restricted stock issued by the Company, at the time of issuance may not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all the Company’s outstanding warrants, options and rights issued to the Company’s directors, officers and employees, together with any restricted stock issued by the Company, would exceed 15% of the outstanding voting securities of the Company, the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any restricted stock issued by the Company, at the time of issuance may not exceed 20% of the outstanding voting securities of the Company.
(3)	The 1,352,809 shares issuable under the Company’s Equity Incentive Plan may be issued in the form of options, restricted stock or other stock-based awards. The 36,000 shares issuable under the Company’s Non-Employee Director Plan may currently be issued in the form of restricted stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have procedures in place for the review, approval and monitoring of transactions involving the Company and certain persons related to the Company. As a BDC, the Company is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without meeting certain requirements, such as the prior approval of the Independent Directors and, in some cases, the SEC. The affiliates with which the Company may be prohibited from transacting include its officers, directors and employees and any person who owns 5% or more of our outstanding voting securities or controlling or under common control with the Company.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

No person is deemed to control us, as such term is defined in the 1940 Act.

The following table sets forth, as of May 20, 2014, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;
•	each of our directors and each named executive officer; and
•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and includes voting or investment power with respect to the securities. Common stock subject to options that are currently exercisable or exercisable within 60 days of May 20, 2014 are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 33,367,942 shares of our common stock outstanding as of May 20, 2014.

Unless otherwise indicated, to our knowledge, each shareholder listed below has sole voting and investment power with respect to the shares beneficially owned by the shareholder, except to the extent authority is shared by spouses under applicable law, and maintains an address of c/o KCAP Financial Inc., 295 Madison Avenue, 6th Floor, New York, New York 10017.

Name and Address	Number of Shares	Percentage of Class	Dollar Range of Equity Securities(1)
Directors and Executive Officers:
Independent Directors
C. Michael Jacobi(2)	33,667	*	$	>100,000
Christopher Lacovara(3)	579,134	1.7%	$	>100,000
Albert G. Pastino(2)	22,497	*	$	>100,000
C. Turney Stevens(2)	19,500	*	$	>100,000
John A. Ward III	1,000	*	$	>100,000
Non-Independent Directors
Jay R. Bloom(4)	1,800,000	5.4%	$	>100,000
Dean C. Kehler(5)	2,000,000	6.0%	$	>100,000
Dayl W. Pearson	197,391	*	$	>100,000
Executive Officers
R. Jon Corless	57,543	*	$	>100,000
Edward U. Gilpin(6)	79,403	*	$	>100,000
Jill Simeone	—	—		$—
Daniel P. Gilligan	129,200	*	$	>100,000
Directors and Executive Officers as a Group (11 persons)	4,919,335	14.76%

*	Less than 1%.

(1)	Based on the closing price of the Company’s common stock on May 20, 2014 [$8.01]
(2)	Includes (a) 15,000 shares of common stock issuable pursuant to options granted under the 2008 Non-Employee Director Plan that are currently exercisable to each of Messrs. Jacobi, Pastino and Stevens; and (b) 2,000 shares of common stock issuable as restricted stock granted under the Amended and Restated Non-Employee Director Plan to each of Messrs. Jacobi, Pastino and Stevens.
(3)	Excludes shares of common stock held by the KKAT Entities. Mr. Lacovara is a member of the KKAT Entities and therefore may have a pecuniary interest in certain of the shares held by the KKAT Entities. Mr. Lacovara disclaims beneficial ownership of the shares held by the KKAT Entities except to the extent of their respective pecuniary interests therein and 1,000 shares of common stock issuable as restricted stock granted under The Amended and Restated Non-Employee Director Plan to Mr. Lacovara.
(4)	Includes 1,800,000 shares acquired by Mr. Bloom as consideration for his indirect sale of certain property and limited liability company interests in Trimaran Advisors, L.L.C. to KCAP Financial on February 29, 2012. Mr. Bloom indicated that he has sole dispositive and voting power over 725,000 of such shares which were delivered at the closing of the transaction. The remaining 1,075,000 shares are held in an escrow account and may be released pursuant to its terms and conditions. Upon any such release, Mr. Bloom would have full voting control and full dispositive control over such released shares.
(5)	Includes 1,800,000 shares acquired by Mr. Kehler as consideration for his indirect sale of certain property and limited liability company interests in Trimaran Advisors, L.L.C. to KCAP Financial on February 29, 2012. Mr. Kehler indicated that he has sole dispositive and voting power over 725,000 of such shares which were delivered at the closing of the transaction. The remaining 1,075,000 shares are held in an escrow account and may be released pursuant to its terms and conditions. Upon any such release, Mr. Kehler would have full voting control and full dispositive control over such released shares.
(6)	Shares of restricted stock granted under the Amended and Restated 2006 Equity Incentive plan to Mr. Gilpin. One half of the restricted stock award will vest on each of the third and fourth anniversaries of the grant date, June 15, 2012.

The Board has established stock ownership guidelines pursuant to which the Company’s directors and executive officers are required to achieve and maintain minimum levels of stock ownership. Our Corporate Governance and Stock Ownership Guidelines may be found at http://www.kcapfinancial.com/ under “Committees & Charters” in the “Corporate Governance” section of our website.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At a special meeting of stockholders held on August 9, 2013, our stockholders approved a proposal to allow us to sell an unlimited number of shares of our common stock at any level of discount from the net asset value per share until the earlier of the twelve-month period following such approval and our 2014 annual meeting of stockholders. In order to sell shares pursuant to any authorization, a majority of our directors who have no financial interest in the sale and a majority of our independent directors must:

•	find that the sale is in our best interests and in the best interests of our stockholders; and
•	in consultation with any underwriter or underwriters or sales manager or sales managers of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares of common stock, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount.

Our Board of Directors may determine to issue shares of our common stock below net asset value of such common stock in a registered public offering or in a private placement either with or without an obligation to seek to register the resale thereof at the request of the holders. The Board may also determine to use an underwriter or placement agent to assist in selling such shares of common stock if it concludes that doing so would assist in marketing such securities on favorable terms.

In making a determination that an offering below net asset value per share is in our and our stockholders’ best interests, our Board of Directors considers a variety of factors, including matters such as:

•	The effect that an offering below net asset value per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;
•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined net asset value per share;
•	The relationship of recent market prices of common stock to net asset value per share and the potential impact of the offering on the market price per share of our common stock;
•	Whether the estimated offering price would closely approximate the market value of our shares;
•	The potential market impact of being able to raise capital during the current financial market difficulties;
•	The nature of any new investors anticipated to acquire shares of common stock in the offering;
•	The anticipated rate of return on and quality, type and availability of investments; and
•	The leverage available to us.

Sales by us of our common stock at a discount from the net asset value per share pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering. The following three headings and accompanying tables will explain and provide hypothetical examples on the impact of an offering at a price less than the net asset value per share on three different set of investors:

•	existing shareholders who do not purchase any shares of common stock in the offering;
•	existing shareholders who purchase a relatively small amount of shares of common stock in the offering or a relatively large amount of shares of common stock in the offering; and
•	new investors who become shareholders by purchasing shares of common stock in the offering.

The tables below provide hypothetical examples of the impact that an offering at a price less than net asset value per share may have on the net asset value per share of shareholders and investors who do and do not participate in such an offering. However, the tables below do not show, nor are they intended to show, any potential changes in market price that may occur from an offering at a price less than net asset value per share and it is not possible to predict any potential market price change that may occur from such an offering.

Impact on Existing Stockholders Who Do Not Participate in an Offering of Common Stock

Our existing stockholders who do not participate in an offering below net asset value per share or who do not buy additional shares of common stock in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the net asset value of the shares of common stock they hold and their net asset value per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These shareholders may also experience a decline in the market price of their shares of common stock, which often reflects to some degree announced or potential increases and decreases in net asset value per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of net asset value dilution that would be experienced by a nonparticipating stockholder in four different hypothetical offerings of different sizes and levels of discount from net asset value per share. It is not possible to predict the level of market price decline that may occur.

The examples assume that the issuer has 33,332,123 common shares outstanding, $459,172,388 in total assets and $208,802,695 in total liabilities. The current net asset value and net asset value per share are thus $250,369,693 and $7.51. The chart illustrates the dilutive effect on Stockholder A of (1) an offering of 1,666,606 shares of common stock (5% of the outstanding shares of common stock) at $7.135 per share after offering expenses and commission (a 5% discount from net asset value), (2) an offering of 3,333,212 shares of common stock (10% of the outstanding shares of common stock) at $6.759 per share after offering expenses and commissions (a 10% discount from net asset value), (3) an offering of 6,666,425 shares of common stock (20% of the outstanding shares of common stock) at $6.008 per share after offering expenses and commissions (a 20% discount from net asset value) and (4) an offering price of 6,666,425 shares of common stock (20% of the outstanding shares of common stock) at $3.755 per share after offering expenses and commissions (a 50% discount from net asset value).

	Prior to Sale Below NAV	Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount		Example 4 20% Offering at 50% Discount
		Following Sale	% Change	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$7,511,363,528	—	$7.12	—	$6.33	—	$3.95	—
Net Proceeds per Share to Issuer	—	$7.14	—	$6.76	—	$6.01	—	$3.76	—
Decrease to Net Asset Value
Total Shares Outstanding	33,332,123	34,998,729	5.00%	36,665,335	10.00%	39,998,548	20.00%	39,998,548	20.00%
Net Asset Value per Share	$7.51	$7.49	(0.28)%	$7.44	(0.95)%	$7.26	(3.35)%	$6.89	(8.27)%
Dilution to Non-participating Shareholder
Shares Held by Shareholder A	33,332	33,332	—	33,332	—	33,332	—	33,332	—
Percentage Held by Shareholder A	0.10%	0.10%	(4.76)%	0.09%	(9.09)%	0.08%	(16.67)%	0.08%	(16.67)%
Total Net Asset Value Held by Shareholder A	$250,370	$249,658	(0.28)%	$247,991	(0.95)%	$241,991	(3.35)%	$229,658	(8.27)%
Total Investment by Shareholder A (Assumed to be $7.51 per Share)	$250,370	$250,370	—	$250,370	—	$250,370	—	$250,370	—
Total Dilution to Shareholder A (Total Net Asset Value Less Total Investment)	—	$(712)	—	$(2,379)	—	$(8,378)	—	$(20,711)	—
Per Share Amounts
Net Asset Value per Share Held by Shareholder A	—	$7.49	—	$7.44	—	$7.27	—	$6.89	—
Investment per Share Held by Shareholder A (Assumed to be $7.51 per Share on Shares Held Prior to Sale)	$7.51	$7.51	—	$7.51	—	$7.51	—	$7.51	—
Dilution per Share Held by Shareholder A (Net Asset Value per Share Less Investment per Share)	—	$(0.02)	—	$(0.07)	—	$0.25	—	$0.62	—
Percentage Dilution to Shareholder A (Dilution per Share Divided by Investment per Share)	—	—%	(0.28)%	—	(0.95)%	—	(3.35)%	—	(8.27)%

Impact on Existing Stockholders Who Do Participate in an Offering of Common Stock

Our existing stockholders who participate in an offering below net asset value per share or who buy additional shares of common stock in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of net asset value dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares of common stock immediately prior to the offering. The level of net asset value dilution will decrease as the number of shares of common stock such stockholders purchase increases. Existing stockholders who buy more than such percentage will experience net asset value dilution on their existing shares but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in average net asset value per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares of common stock such stockholder purchases increases. Even a stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience net asset value dilution as described above in such subsequent offerings. These shareholders may also experience a decline in the market price of their shares of common stock, which often reflects to some degree announced or potential decreases in net asset value per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution and accretion in the hypothetical 20% discount offering from the prior chart (Example 3) for a stockholder that acquires shares of common stock equal to (1) 50% of its proportionate share of the offering (i.e., 3,333 shares of common stock, which is 0.05% of an offering of 6,666,425 shares of common stock) rather than its 0.10% proportionate share and (2) 150% of such percentage (i.e. 10,000 shares of common stock, which is 0.15% of an offering of 6,666,425 shares of common stock rather than its 0.10% proportionate share). It is not possible to predict the level of market price decline that may occur.

	Prior to Sale Below NAV	50% Participation		150% Participation
		Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public		$6.33		$6.33
Net Proceeds per Share to Issuer		$6.01		$6.01
Decrease to Net Asset Value
Total Shares Outstanding	33,332,123	39,998,548	20.00%	39,998,548	20.00%
Net Asset Value per Share	$7.51	$7.26	(3.35)%	$7.26	(3.35)%
Dilution to Shareholder
Shares Held by Shareholder A	33,332	36,665	10.00%	43,332	30.00%
Percentage Held by Shareholder A	0.1000%	0.0917%	(8.33)%	0.1083%	8.33%
Total Asset Values
Total Net Asset Value Held by Shareholder A	$250,370	$266,190	6.32%	$314,589	25.65%
Total Investment by Shareholder A (Assumed to be $7.51 per Share)	$250,370	$271,453	8.42%	$313,621	25.6%
Total Dilution to Shareholder A (Total Net Asset Value Less Total Investment)		$(5,263)		$968
Per Share Amounts
Net Asset Value per Share Held by Shareholder A		$7.26		$7.26
Investment per Share Held by Shareholder A (Assumed to be $7.51 on Shares Held Prior to Sale)	$7.51	$7.40		$7.24
Dilution per Share Held by Shareholder A (Net Asset Value per Share Less Investment per Share)		$(0.14)		$0.02
Percentage Dilution to Shareholder A (Dilution per Share Divided by Investment per Share)			(1.94)%		0.31%

Impact on New Investors of Common Stock

Investors who are not currently stockholders and who participate in an offering of our common stock below net asset value but whose investment per share is greater than the resulting net asset value per share due to selling compensation and expenses paid by the issuer will experience an immediate decrease, albeit small, in the net asset value of their shares of common stock and their net asset value per share compared to the price they pay for their shares of common stock. Investors who are not currently stockholders and who participate in an offering below net asset value per share and whose investment per share is also less than the resulting net asset value per share due to selling compensation and expenses paid by the issuer being significantly less than the discount per share will experience an immediate increase in the net asset value of their shares of common stock and their net asset value per share compared to the price they pay for their shares of common stock. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares of common stock, which often reflects to some degree announced or potential increases and decreases in net asset value per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same hypothetical 5%, 10% and 20% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (0.10%) of the shares of common stock in the offering as Stockholder A in the prior examples held immediately prior to the offering. It is not possible to predict the level of market price decline that may occur.

	Prior to Sale Below NAV	Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
		Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public		$7.51		$7.12		$6.33
Net Proceeds per Share to Issuer		$7.14		$6.76		$6.01
Decrease/Increase to Net Asset Value
Total Shares Outstanding	33,332,123	34,998,729	5.00%	36,665,335	10.00%	39,998,548	20.00%
Net Asset Value per Share	$7.51	$7.49	(0.28)%	$7.44	(0.95)%	$7.26	(3.35)%
Dilution/Accretion to New Investor A
Shares Held by New Investor A		33,332		33,332		33,332
Percentage Held by New Investor A		0.0952%		0.0909%		0.0833%
Total Net Asset Value Held by New Investor A		$249,658		$247,991		$241,991
Total Investment by New Investor A (At Price to Public)		$250,370		$237,192		$210,838
Total (Dilution)/Accretion to New Investor A (Total Net Asset Value Less Total Investment)		$(712)		$10,799		$31,154
Net Asset Value per Share Held by New Investor A		$7.49		$7.44		$7.26
Investment per Share Held by New Investor A		$7.51		$7.12		$6.33
(Dilution)/Accretion per Share Held by New Investor A (Net Asset Value per Share Less Investment per Share)		$(0.02)		$0.32		$0.93
Percentage Dilution/Accretion to New Investor A (Dilution/Accretion per Share Divided by Investment per Share)			(0.28)%		4.55%		14.78%

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our Board of Directors authorizes, and we declare, a cash dividend, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock, rather than receiving the cash.

No action is required on the part of a registered stockholder to have such shareholder’s cash dividend reinvested in shares of our common stock. A registered stockholder may elect to receive an entire dividend in cash by notifying American Stock Transfer & Trust Company, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for dividends to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive dividends in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than ten days prior to the record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share.

Those stockholders whose shares are held by a broker or other financial intermediary may receive dividends in cash by notifying their broker or other financial intermediary of their election.

We intend to use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of our common stock at the close of regular trading on The NASDAQ Global Select Market on the dividend payment date. Market price per share on that date will be the closing price for such shares on The NASDAQ Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices.

There are no brokerage charges or other charges to stockholders who participate in the plan. The plan administrator’s fees under the plan are paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds.

If your dividends are reinvested, you will be required to pay tax on the distributions in the same manner as if the distributions were received in cash. The taxation of dividends will not be affected by the form in which you receive them.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at http://www.amstock.com, by filling out the transaction request form located at bottom of their statement and sending it to the plan administrator at the address set forth below or by calling the plan administrator at 1-866-668-8564.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend by us. All correspondence concerning the plan should be directed to, and additional information about the plan may be obtained from, the plan administrator by mail at American Stock Transfer & Trust Company, Attn. Dividend Reinvestment Department, P.O. Box 922, Wall Street Station, New York, NY 10269-0560 or by telephone at 1-866-668-8564.

REGULATION

The following discussion is a general summary of some of the material prohibitions and restrictions governing BDCs generally. It does not purport to be a complete description of all the laws and regulations affecting BDCs.

A BDC is a unique kind of investment company that primarily focuses on investing in or lending to private or relatively small publicly traded companies and making managerial assistance available to them. A BDC provides stockholders with the ability to retain the liquidity of a publicly traded stock, while sharing in the possible benefits of investing in emerging-growth or expansion-stage privately-owned companies. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their directors and officers and principal underwriters and certain other related persons and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. We have implemented certain procedures to ensure that we do not engage in any prohibited transactions with any persons affiliated with us.

In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of (i) 67% or more of such company’s shares present at a meeting or represented by proxy if more than 50% of the outstanding shares of such company are present or represented by proxy or (ii) more than 50% of the outstanding shares of such company.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, or “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are the following:

•	Securities of an “eligible portfolio company” purchased in transactions not involving any public offering. An “eligible portfolio company” is defined in the 1940 Act as any issuer which:
(a)	is organized under the laws of, and has its principal place of business in, the United States;
(b)	is not an investment company (other than a small business investment company wholly-owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
(c)	satisfies any of the following:
(i)	does not have any class of securities listed on a national securities exchange (or, if it has a class of securities listed on a national securities exchange, has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million);
(ii)	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company;
(iii)	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million; or
(iv)	does not have outstanding any class of securities with respect to which a broker or dealer may extend margin credit.
•	Securities of any eligible portfolio company that we control;
•	Securities purchased in a private transaction from a U.S. issuer that is not an investment company and is in bankruptcy and subject to reorganization;
•	Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the conversion of warrants or rights relating to such securities;

•	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment; and
•	Under certain limited circumstances, securities of companies that were eligible portfolio companies at the time of the initial investment but that are not eligible portfolio companies at the time of the follow-on investment.

Significant Managerial Assistance

A BDC must be organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, to count portfolio securities as “qualifying assets” for the purpose of the 70% test discussed above, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that at least 70% of our assets are “qualifying assets.” Typically, we invest in U.S. treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements that are treated, under applicable tax rules, as being issued by a single counterparty, we would not meet the diversification tests imposed on us by the Code to qualify for tax treatment as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements treated as issued, under applicable tax rules, by a single counterparty in excess of this limit. We monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Indebtedness; Coverage Ratio

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, with respect to certain types of senior securities, we must make provisions to prohibit any dividend distribution to our stockholders or the repurchase of certain of our securities, unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary purposes. For a discussion of the risks associated with the resulting leverage, see “Risk Factors — Risks Related to Our Business and Structure — We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.” As of December 31, 2013 our asset coverage ratio was 226%, above the minimum required asset coverage level of 200%.

Common Stock

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, warrants, options or rights to acquire our common stock, at a price below the current net asset value of the common stock if our Board of Directors determines that such sale is in our best interests and that of our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our Board of Directors, closely approximates the market value of such securities (less any distributing commission or discount). We may also make rights offerings to our stockholders at prices per share less than the net asset value per share, subject to applicable requirements of the 1940 Act. A proposal approved by our stockholders at a 2013 Special Meeting of Stockholders authorizes us to sell shares of our common stock below the then current net asset value per share of our common stock in one or more offerings for the period ending on the earlier of the one year anniversary of the date of the Company’s 2013 Special Meeting of Stockholders and the date of the Company’s 2014 Annual Meeting of Stockholders, which is expected to be held in June 2014. We would need similar future approval from our stockholders to issue shares below the then current net asset value per share any time after the expiration of the current approval. We may also make rights offerings to our stockholders at prices per share less than the net asset value per share, subject to applicable requirements of the 1940 Act. See “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.”

Code of Ethics

We adopted and maintain a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. A copy of the code of ethics is available on the Corporate Governance section of the Company’s website at http://www.kcapfinancial.com. Our code of ethics may also be reviewed and copied at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of the code of ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102. In addition, our code of ethics is available on the SEC’s website at http://www.sec.gov.

Privacy Principles

We are committed to maintaining the privacy of our stockholders and safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any non-public personal information relating to our stockholders, although some non-public personal information of our stockholders may become available to us. We do not disclose any non-public personal information about our stockholders or former stockholders to anyone, except as is necessary to service stockholder accounts, such as to a transfer agent, or as otherwise permitted by law.

We restrict access to non-public personal information about our stockholders to our employees with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the non-public personal information of our stockholders.

Proxy Voting Policy and Procedures

Although the securities we hold are not typically voting securities, some of our investments could entitle us to vote proxies. If this were to occur we would vote proxies relating to our portfolio securities in the best interest of our stockholders and we would review on a case-by-case basis each proposal submitted to a stockholder vote to determine its impact on the portfolio securities held by us. Although we would generally vote against proposals that we believe may have a negative impact on our portfolio securities, we may vote for such a proposal if we were to believe there exists a compelling long-term reason to do so.

Our proxy voting decisions would be made by our Investment Committee. To ensure that our vote would not the product of a conflict of interest, we would require that (1) anyone involved in the decision making process disclose to our Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal to reduce any attempted influence from interested parties.

Other

We are periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from indemnifying any director or officer against any liability to our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are subject to federal, state and local laws and regulations as well as the rules of the NASDAQ Global Select Market, the Public Company Accounting Oversight Board, and the SEC.

We are required to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation. We have a designated CCO who is responsible for administering these policies and procedures.

We are not currently a party to any material legal proceedings.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares of common stock. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to such an investment. For example, we have not described certain considerations that may be relevant to certain types of beneficial owners of our common stock subject to special treatment under U.S. federal income tax laws, including persons subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that beneficial owners of our common stock hold our common stock as a capital asset (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding the matters discussed in this summary. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” is a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if either a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and has made a valid election to be treated as a U.S. person.

A “Non-U.S. stockholder” is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. A prospective investor that is a partner in a partnership that will hold shares of our common stock should consult its tax advisors with respect to the partnership’s purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares of common stock will depend on the facts of his, her or its particular situation. We encourage investors to consult their tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty, and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we timely distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary taxable income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a RIC

For any taxable year in which we qualify as a RIC and satisfy the Annual Distribution Requirements, we generally will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain, defined as net long-term capital gains in excess of net short-term capital losses, we distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any net ordinary income or net capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on our undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (a) 98% of our net ordinary income for each calendar year, (b) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (c) any income or gains realized, but not distributed, in the preceding year and on which we paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”). For this purpose, however, any net ordinary income or capital gain net income retained by us that is subject to corporate-level U.S. federal income tax for the tax year ending in that calendar year will be considered to have been distributed by year end (or earlier if estimated taxes are paid). We currently intend to make sufficient distributions each taxable year to satisfy the Excise Tax Avoidance Requirement.

To qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	qualify to be regulated as a business development company under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, or other income derived with respect to our business of investing in such stock or securities, and net income derived from interests in “qualified publicly traded partnerships” (which generally are partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends and other permitted RIC income) (the “90% Income Test”); and
•	diversify our holdings so that at the end of each quarter of the taxable year:
•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships (the “Diversification Tests”).

If we do not satisfy the requirements of Diversification Tests as of the end of any quarter, we will not lose our status as RIC provided that (i) we satisfied the requirements in a prior quarter and (ii) our failure to satisfy the requirements in the current quarter is not due in whole or in part to an acquisition of any security or other property.

We may invest in partnerships, including qualified publicly traded partnerships, which may result in our being subject to state, local or foreign income, franchise or withholding liabilities.

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, with increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. If we are ever not able to obtain sufficient cash from other sources to satisfy the Annual Distribution Requirement, we may fail to qualify as a RIC and become subject to corporate-level U.S. federal income taxes on all of our taxable income without the benefit of the dividends-paid deduction.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order (i) to satisfy the Annual Distribution Requirement and to otherwise eliminate our liability for U.S. federal income and excise taxes and (ii) to satisfy the Diversification Tests. However, under the 1940 Act, we are not permitted to borrow additional funds or to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Indebtedness; Coverage Ratio.” Moreover, our ability to dispose of assets to meet the Annual Distribution Requirement, the Excise Tax Avoidance Requirement or the Diversification Tests may be limited by (a) the illiquid nature of our portfolio and/or (b) other requirements relating to our qualification as a RIC. If we dispose of assets in order to meet the Annual Distribution Requirement, the Excise Tax Avoidance Requirement, or the Diversification Tests, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

We may in the future acquire equity interests in companies that are treated for U.S. federal income tax purposes as shares in PFICs. We may be subject to U.S. federal income tax on our allocable share of a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if our allocable share of such income is distributed as a taxable dividend to the PFIC’s stockholders. Additional charges in the nature of interest generally will be imposed on us in respect of deferred taxes arising from any such excess distribution or gain. If we elect to treat a PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, we may elect mark-to-market treatment for a PFIC; in this case, we will recognize as ordinary income our allocable share of any increase in the value of such shares, and as ordinary loss our allocable share of any decrease in such value to the extent that any such decrease does not exceed prior increases included in our income. Under either election, we may be required to recognize in a year income in excess of distributions from PFICs and proceeds from dispositions of PFIC shares during that year, and we must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (a) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (b) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment, (c) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (d) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (e) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (f) cause us to recognize income or gain without a corresponding receipt of cash, (g) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (h) adversely alter the characterization of certain complex financial transactions and (i) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections to mitigate the effect of these provisions and prevent our disqualification as a RIC.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such capital gain or loss generally will be long- term or short-term, depending on how long we held a particular warrant.

Some of the income and fees that we may recognize will not satisfy the 90% Income Test. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may hold assets that generate such income and provide services that generate such fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay corporate-level U.S. federal income taxes on their earnings, which ultimately will reduce our return on such income and fees.

Failure to Qualify as a RIC

If we were unable to qualify for treatment as a RIC, and if certain remedial provisions were not available, we would be subject to U.S. federal income tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to our stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current or accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. stockholders would be eligible to claim a dividends received deduction with respect to such distributions, and non-corporate U.S. stockholders would be able to treat such dividend income as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. If we fail to qualify as a RIC for a period greater than two taxable years, to qualify as a RIC in a subsequent year we may be subject to regular corporate-level federal income tax on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next ten years.

The remainder of this discussion assumes that we will continue to qualify as a RIC and will satisfy the Annual Distribution Requirement.

3.8% Medicare Tax on Investment Income

A 3.8% tax will be imposed on the “net investment income” of certain individuals, and on the undistributed “net investment income” of certain estates and trusts. Among other items, net investment income generally includes gross income from interest, dividends and net gains from certain property sales, less certain deductions. U.S. stockholders should consult their tax advisors regarding the possible implications of this legislation in their particular circumstances.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus net short-term capital gains in excess of net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of our common stock. To the extent such distributions paid by us to non-corporate U.S. stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions generally will be treated as qualified dividend income and will be eligible for a maximum U.S. federal income tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum U.S. federal income tax rate. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains (currently at a maximum U.S. federal income tax rate of 20%) in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional shares of common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. U.S. stockholders receiving distributions in the form of additional shares of our common stock will be subject to the same tax consequences as if such distributions were received in cash.

Although we currently intend to distribute any net long-term capital gains at least annually, we may in the future decide to retain some or all of our net long-term capital gains but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay corporate-level federal income tax on the retained amount, each U.S. stockholder will be required to include its share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal its allocable share of the U.S. federal income tax paid on the deemed distribution by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for their shares of common stock. Since we expect to pay U.S. federal income tax on any retained capital gains at the regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of U.S. federal income tax that individual U.S. stockholders will be treated as having paid and for which they will receive a credit will exceed the U.S. federal income tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A U.S. stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

We may distribute taxable dividends that are payable in part in our stock. Under certain applicable provision of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of shareholders are treated as taxable dividends. The Internal Revenue Service has issued private rulings indicating that this rule will apply even if the total amount of cash that may be distributed is limited to no more than 20% of the total distribution. Under these rulings, if too many shareholders elect to receive their distributions in cash, each such shareholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of their distribution in shares of stock. If we decide to make any distributions consistent with these rulings that are payable in part in our stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly designated as a capital gain dividend) to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

For purposes of determining (a) whether the Annual Distribution Requirement is satisfied for any year and (b) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares of our common stock will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of their investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of their shares of our common stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held their shares of common stock for more than one year. Otherwise, it would be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. In such a case, the basis of the common stock acquired will be increased to reflect the disallowed loss.

In general, individual U.S. stockholders currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain, (i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year), including a long-term capital gain derived from an investment in our shares of common stock. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., net capital losses in excess of net capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carryback such losses for three years or carry forward such losses for five years.

We (or the applicable withholding agent) will send to each of our U.S. stockholders, after the end of each calendar year, a notice reporting the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal income tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation. Dividends distributed by us generally will not be eligible for the dividends-received deduction or the lower tax rates applicable to certain qualified dividends.

We (or the applicable withholding agent) may be required to withhold U.S. federal income tax (“backup withholding”) from all distributions to any non-corporate U.S. stockholder (a) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (b) with respect to whom the IRS notifies us (or the applicable withholding agent) that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding is not an additional tax, and any amount withheld under the backup withholding rules is allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle such stockholder to a refund, provided that proper information is timely provided to the IRS.

Legislation, commonly referred to as the “Foreign Account Tax Compliance Act” (“FATCA”), generally imposes a 30% U.S. federal withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S. source dividends paid after June 30, 2014, and the gross proceeds from the sale of any property that could produce U.S.-source dividends paid after December 31, 2016. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. When these provisions become effective, a U.S. stockholder that holds its shares of our common stock through foreign intermediaries or foreign entities could be subject to this 30% withholding tax with respect to distributions on such shares and proceeds from the sale of such shares. Under certain circumstances, a U.S. stockholder might be eligible for refunds or credits of such taxes.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares of our common stock is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current or accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, and, if provided in an applicable treaty, attributable to a permanent establishment in the United States, in which case the distributions will be subject to U.S. federal income tax on a net basis at the rates and in the manner applicable to U.S. persons. In that case, no U.S. federal withholding tax will be imposed if the Non-U.S. stockholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisors.

Under a provision that applied to taxable years beginning before January 1, 2014, properly reported dividends received by a Non-U.S. stockholder generally were exempt from U.S. federal withholding tax when they (a) were paid in respect of our “qualified net interest income” (generally, our U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we were at least a 10% stockholder, reduced by expenses that are allocable to such income), or (b) were paid in connection with our “qualified short-term capital gains” (generally, the excess of our net short-term capital gain over our long-term capital loss for such taxable year). If this provision is extended and depending on the circumstances, we may report all, some or none of our potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. Although this provision has been subject to previous extensions, we cannot be certain whether this exception will apply for any taxable years beginning after December 31, 2013. In order to qualify for this exemption from withholding if extended, a Non-U.S. stockholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or an acceptable substitute or successor form). In the case of shares held through an intermediary, the intermediary could withhold tax even if we properly report the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. stockholders should contact their intermediaries with respect to the application of these rules to their accounts.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if provided in an applicable treaty, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States or, in the case of an individual Non-U.S. stockholder, the stockholder is present in the United States for 183 days or more during the year of the sale or capital gain dividend and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the U.S. federal income tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the broker through which the Non-U.S. Stockholder holds its shares with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Legislation, commonly referred to as the FATCA, generally imposes a 30% U.S. federal withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S. source interest and dividends paid after June 30, 2014, and the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends paid after December 31, 2016. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. When these provisions become effective, depending on the status of a Non-U.S. stockholder and the status of the intermediaries through which they hold their shares of our common stock, Non-U.S. stockholders could be subject to this 30% withholding tax with respect to distributions on such shares and proceeds from the sale of such shares. Under certain circumstances, a Non-U.S. stockholder might be eligible for refunds or credits of such taxes.

An investment in shares by a non-U.S. person may also be subject to U.S. federal estate tax. Non-U.S. persons should consult their tax advisors with respect to the U.S. federal income tax, withholding tax, and estate tax, tax and state, local and foreign tax consequences of an investment in the shares of our common stock.

DESCRIPTION OF OUR COMMON STOCK

The following description is based on relevant portions of the Delaware General Corporation Law and on our certificate of incorporation and bylaws. This summary may not contain all of the information that is important to you, and we refer you to the Delaware General Corporation Law and our certificate of incorporation and bylaws for a more detailed description of the provisions summarized below.

Common Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 33,367,942 shares were outstanding as of May 20, 2014, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which none were outstanding as of May 20, 2014. Our common stock is traded on The NASDAQ Global Select Market under the symbol “KCAP.” A total of 2,000,000 shares of our common stock have been authorized for issuance under our Equity Incentive Plan and a total of 100,000 shares of our common stock have been authorized for issuance under our Non-Employee Director Plan. Under Delaware law, our stockholders are not personally liable for our debts or obligations solely based on their ownership of our common stock.

Set forth below is a chart describing the shares of our common stock outstanding as of May 20, 2014:

Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column
Common Stock	100,000,000	—	33,367,942

Under the terms of our certificate of incorporation, all shares of our common stock have equal rights as to earnings, assets, dividends and voting, and those shares that have been issued are duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by U.S. federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of any series preferred stock that might be outstanding at that time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. The holders of common stock possess exclusive voting power except (i) as provided with respect to any other class or series of capital stock or (ii) as may be required by the 1940 Act if we fail to meet certain asset coverage requirements. There is no cumulative voting in the election of directors, or any other matter, which means that holders of a majority of the outstanding shares of common stock are able elect all of our directors, and holders of less than a majority of such shares are unable to elect any director.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Under our certificate of incorporation, we will fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against all expense, liability and loss (including attorneys’ fees and related disbursements), judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, penalties and amounts paid or to be paid in settlement, actually and reasonably incurred by such person in connection with such action, suit or proceeding, except with respect to any matter as to which such person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such person’s action was in our best interests or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. Our certificate of incorporation also provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except for a breach of their duty of loyalty to us or our stockholders, for acts or omissions not in good faith in the reasonable belief that the action was in the best interests of the Company or which involve intentional misconduct or a knowing violation of law, for authorization of illegal dividends or redemptions or for any transaction from which the director derived an improper personal benefit. So long as we are regulated under the 1940 Act, the above indemnification and limitation of liability will be limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its stockholders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Delaware law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

Our certificate of incorporation permits us to secure insurance on behalf of any person who is or was or has agreed to become a director or officer of our company or is or was serving at our request as a director or officer of another enterprise for any liability arising out of his or her actions, regardless of whether the Delaware General Corporation Law would permit indemnification. We have obtained liability insurance for our officers and directors.

Delaware Law and Certain Certificate of Incorporation and Bylaw Provisions; Anti-Takeover Measures

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested stockholders” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with his, her or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. Our certificate of incorporation and bylaws provide that:

•	the Board of Directors is divided into three classes, as nearly equal in size as possible, with staggered three-year terms;
•	directors may be removed only for cause, at a meeting called for that purpose, by the affirmative vote of the holders of 75% of the shares of our capital stock entitled to vote; and
•	subject to the requirements of the 1940 Act, any vacancy on the Board of Directors, however the vacancy occurs, including a vacancy due to an enlargement of the Board of Directors, may only be filled by vote of the directors then in office.

The classification of our Board of Directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us.

Our certificate of incorporation and bylaws also provide that:

•	any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and
•	special meetings of the stockholders may only be called by our Board of Directors, chairman or CEO.

Our bylaws provide that, in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay, until the next stockholders’ meeting, stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

Delaware’s law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Under our certificate of incorporation and bylaws, the affirmative vote of the holders of at least 75% of the shares of our capital stock entitled to vote is required to amend or repeal any of the provisions of our bylaws. Moreover, our bylaws provide that generally, a majority of the shares of our capital stock issued and outstanding and entitled to vote may amend our certificate of incorporation. However, the vote of at least 75% of the shares of our capital stock then outstanding and entitled to vote in the election of directors, voting together as a single class, is required to amend or repeal any provision of the certificate of incorporation pertaining to the Board of Directors, limitation of liability, indemnification, stockholder action or amendments to the certificate of incorporation, to approve a proposal to convert, whether by merger or otherwise, from a closed-end company to an open-end company or to approve a proposal to effect our liquidation or dissolution. However, if such amendment or proposal is approved by at least 75% of our continuing directors (in addition to approval by our Board of Directors), such amendment or proposal may be approved by the stockholders entitled to cast a majority of the votes entitled to be cast on such matter. The “continuing directors” is defined in our certificate of incorporation as our directors at the time of the completion of our initial public offering as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on our Board of Directors. The stockholder vote with respect to our certificate of incorporation or bylaws would be in addition to any separate class vote that might in the future be required under the terms of any series preferred stock that might be outstanding at the time any such changes are submitted to stockholders. In addition, our certificate of incorporation permits our Board of Directors to amend or repeal our bylaws by a majority vote.

DESCRIPTION OF OUR PREFERRED STOCK

In addition to shares of common stock, our charter authorizes the issuance of preferred stock. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. Under the terms of our certificate of incorporation, our Board of Directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

Set forth below is a chart describing our preferred stock as of May 20, 2014:

Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column
Preferred Stock	5,000,000	—	—

Every issuance of preferred stock is required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock, we meet a coverage ratio of total assets to total senior securities, which include all of our borrowings and our preferred stock, of at least 200% and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are unpaid in an amount equal to two full years’ dividends, and to continue to be so represented until all dividends in arrears shall have been paid or otherwise provided for. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock.

For any series of preferred stock that we may issue, our Board of Directors will determine, and the prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;
•	the rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, which dividends are cumulative and not participating;
•	any provisions relating to convertibility or exchangeability of the shares of such series;
•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;
•	the voting powers, if any, of the holders of shares of such series;
•	any provisions relating to the redemption of the shares of such series;
•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;
•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;
•	if applicable, a discussion of certain U.S. federal income tax considerations; and
•	any other relative power, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

Shares of preferred stock must be issued in one or more series with such particular terms as may be fixed by our Board of Directors, provided that no series shall have preference or priority over any other series upon the distribution of our assets or in respect of payment of interest or dividends.

DESCRIPTION OF OUR WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common stock, preferred stock or debt securities. Such warrants may be issued independently or together with shares of common stock or other equity or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;
•	the aggregate number of such warrants;
•	the price or prices at which such warrants will be issued;
•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;
•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;
•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;
•	in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;
•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;
•	whether such warrants will be issued in registered form or bearer form;
•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;
•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;
•	information with respect to book-entry procedures, if any;
•	the terms of the securities issuable upon exercise of the warrants;
•	if applicable, a discussion of certain U.S. federal income tax considerations; and
•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants on the condition that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants and a “required” majority of our Board of Directors approves such issuance on the basis that the issuance is in the best interests of KCAP and our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. A “required” majority of our Board of Directors is a vote of both a majority of our directors who have no financial interest in the transaction and a majority of the directors who are not interested persons of the company. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, options and subscription rights at the time of issuance may not exceed 25% of our outstanding voting securities (which limit shall be 20% if the voting securities that would result from the exercise of all outstanding warrants, options and rights issued to our directors, officers and employees pursuant to certain of our executive compensation plans exceed 15% of the outstanding voting securities).

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and the financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “— Events of Default — Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us, with respect to our debt securities.

This section includes a description of the material provisions of the indenture. Because this section is a summary, however, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. A copy of the indenture has been filed with the SEC. We will file a supplemental indenture with the SEC in connection with any debt offering, at which time the supplemental indenture would be publicly available. See “Available Information” for information on how to obtain a copy of the indenture.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;
•	the total principal amount of the series of debt securities;
•	the percentage of the principal amount at which the series of debt securities will be offered;
•	the date or dates on which principal will be payable;
•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;
•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;
•	whether any interest may be paid by issuing additional securities of the same series in lieu of cash (and the terms upon which any such interest may be paid by issuing additional securities);
•	the terms for redemption, extension or early repayment, if any;
•	the currencies in which the series of debt securities are issued and payable;
•	whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;
•	the place or places, if any, other than or in addition to the City of New York, of payment, transfer, conversion and/or exchange of the debt securities;
•	the denominations in which the offered debt securities will be issued (if other than $1,000 and any integral multiple thereof);
•	the provision for any sinking fund;
•	any restrictive covenants;
•	any Events of Default (as defined in “Events of Default” below);

•	whether the series of debt securities are issuable in certificated form;
•	any provisions for defeasance or covenant defeasance;
•	any special federal income tax implications, including, if applicable, federal income tax considerations relating to original issue discount;
•	whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);
•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;
•	whether the debt securities are subject to subordination and the terms of such subordination;
•	whether the debt securities are secured and the terms of any security interest;
•	the listing, if any, on a securities exchange; and
•	any other terms.

The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

We are permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance after giving effect to any exemptive relief granted to us by the SEC. In addition, while any indebtedness and senior securities remain outstanding, we must make provisions to prohibit the distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Operation as a BDC — Regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital.”

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the accompanying prospectus supplement (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”) may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of, or premium or interest, if any, on, debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities.” The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “Decription of Our Debt Securities — Resignation of Trustee” below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

We refer you to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk protection or similar protection, to the extent any of our debt offerings contemplate any of the foregoing.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the applicable prospectus supplement.

Issuance of Securities in Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry form only represented by global securities, as described more fully below.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor holds a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you in this Description of Debt Securities, we mean those who invest in the debt securities being offered by this prospectus and an accompanying prospectus supplement, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices;
•	whether it imposes fees or charges;
•	how it would handle a request for the holders’ consent, if ever required;
•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities;
•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and
•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all of our debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Special Situations when a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•	an investor cannot cause the debt securities to be registered in his or her name and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below;
•	an investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “— Issuance of Securities in Registered Form” above;
•	an investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;
•	an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;
•	the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security, and we and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security, nor do we or the trustee supervise the depositary in any way;
•	if we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series;
•	an investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee;
•	DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds, and your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security; and
•	financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities; there may be more than one financial intermediary in the chain of ownership for an investor, and we do not monitor and are not responsible for the actions of any of those intermediaries.

Termination of a Global Security

If a global security is terminated for any reason, interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under “— Issuance of Securities in Registered Form” above.

The applicable prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the investors in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “— Global Securities.”

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date to the holder of debt securities as shown on the trustee’s records as of the close of business on the regular record date at our office and/or other offices that may be specified in the prospectus supplement. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, New York and/or at other offices that may be specified in the applicable prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, at our option, we may pay any cash interest that becomes due on the debt security by mailing a check to the holder at his, her or its address shown on the trustee’s records as of the close of business on the regular record date or by transfer to an account at a bank in the United States, in either case, on the due date.

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following (unless the prospectus supplement relating to such debt securities states otherwise):

•	we do not pay the principal of, or any premium on, a debt security of the series on its due date;
•	we do not pay interest on a debt security of the series within 30 days of its due date;

•	we do not deposit any sinking fund payment in respect of debt securities of the series within two business days of its due date;
•	we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach (the notice must be sent by either the trustee or holders of at least 25% of the principal amount of the outstanding debt securities of the series);
•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days; or
•	the series of debt securities has an asset coverage, as such term is defined in the 1940 Act, of less than 100 per centum on the last business day of each of twenty-four consecutive calendar months; or
•	any other Event of Default in respect of debt securities of the series described in the prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium, interest, or sinking or purchase fund installment, if it in good faith considers the withholding of notice to be in the interest of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the debt securities of the affected series may (and the trustee shall at the request of such holders) declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series if (1) we have deposited with the trustee all amounts due and owing with respect to the securities (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (2) any other Events of Default have been cured or waived.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an Event of Default with respect to the relevant series of debt securities has occurred and remains uncured;
•	the holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity, security or both to the trustee against the cost, expenses and other liabilities of taking that action;
•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity and/security; and
•	the holders of a majority in principal amount of the outstanding debt securities of that series must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Waiver of Default

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

•	the payment of principal, any premium or interest; or
•	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, unless the prospectus supplement relating to certain debt securities states otherwise, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or sell substantially all our assets, the resulting entity or transferee must agree to be legally responsible for our obligations under the debt securities;
•	the merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded;
•	we must deliver certain certificates and documents to the trustee; and
•	we must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on a debt security or the terms of any sinking fund with respect to any security;
•	reduce any amounts due on a debt security;
•	reduce the amount of principal payable upon acceleration of the maturity of an original issue discount or indexed security following a default or upon the redemption thereof or the amount thereof provable in a bankruptcy proceeding;
•	adversely affect any right of repayment at the holder’s option;
•	change the place or currency of payment on a debt security (except as otherwise described in this prospectus or any prospectus supplement);
•	impair your right to sue for payment;

•	adversely affect any right to convert or exchange a debt security in accordance with its terms;
•	modify the subordination provisions in the indenture in a manner that is adverse to outstanding holders of the debt securities;
•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;
•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;
•	modify any other aspect of the provisions of the indenture dealing with supplemental indentures, with the consent of holders, waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and
•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications, establishment of the form of terms of new securities of any series as permitted by the indenture and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

•	if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series; and
•	if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of a series of debt securities issued under the indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants applicable to that series of debt securities. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “— Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

•	for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default;
•	for debt securities whose principal amount is not known (for example, because it is based on an index), we will use the principal face amount at original issuance or a special rule for that debt security described in the prospectus supplement; and
•	for debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption or if we, any other obligor, or any affiliate of us or any obligor own such debt securities. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “— Defeasance — Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. However, the record date may not be more than 30 days before the date of the first solicitation of holders to vote on or take such action. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current U.S. federal tax law and the indenture, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If we achieved covenant defeasance and your debt securities were subordinated as described under “— Indenture Provisions — Subordination” below, such subordination would not prevent the trustee under the indenture from applying the funds available to it from the deposit described in the first bullet below to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debt holders. In order to achieve covenant defeasance, we must do the following:

•	we must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments;
•	we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit;
•	we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with;
•	defeasance must not result in a breach or violation of, or result in a default under, of the indenture or any of our other material agreements or instruments;
•	no default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 60 days; and
•	satisfy the conditions for covenant defeasance contained in any supplemental indentures.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be such a shortfall. However, there is no assurance that we would have sufficient funds to make payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law or we obtain an IRS ruling, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	we must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments;
•	we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit;
•	we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with;
•	defeasance must not result in a breach or violation of, or constitute a default under, of the indenture or any of our other material agreements or instruments; and
•	no default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 60 days; and
•	satisfy the conditions for full defeasance contained in any supplemental indentures.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If your debt securities were subordinated as described later under “— Indenture Provisions — Subordination”, such subordination would not prevent the trustee under the indenture from applying the funds available to it from the deposit referred to in the first bullet of the preceding paragraph to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debt holders.

Form, Exchange and Transfer of Certificated Registered Securities

If registered debt securities cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form;
•	without interest coupons; and
•	unless we indicate otherwise in a prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed and as long as the denomination is greater than the minimum denomination for such securities.

Holders may exchange or transfer their certificated securities at the office of the trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities, and may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in the prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series and has accepted such appointment. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions — Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities, upon our dissolution, winding up, liquidation or reorganization before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities or the holders of any indenture securities that are not Senior Indebtedness. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•	our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed, that we have designated as “Senior Indebtedness” for purposes of the indenture and in accordance with the terms of the indenture (including any indenture securities designated as Senior Indebtedness); and
•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness and of our other Indebtedness outstanding as of a recent date.

Secured Indebtedness and Ranking

Certain of our indebtedness, including certain series of indenture securities, may be secured. The prospectus supplement for each series of indenture securities will describe the terms of any security interest for such series and will indicate the approximate amount of our secured indebtedness as of a recent date. Any unsecured indenture securities will effectively rank junior to any secured indebtedness, including any secured indenture securities, that we incur in the future to the extent of the value of the assets securing such future secured indebtedness. The debt securities, whether secured or unsecured, of the Company will rank structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.

In the event of our bankruptcy, liquidation, reorganization or other winding up, any of our assets that secure secured debt will be available to pay obligations on unsecured debt securities only after all indebtedness under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all unsecured debt securities then outstanding. As a result, the holders of unsecured indenture securities may recover less, ratably, than holders of any of our secured indebtedness.

The Trustee under the Indenture

U.S. Bank National Association serves as the trustee under the indenture.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may offer, from time to time, in one or more offerings or series, up to $250,000,000 of our common stock, preferred stock, debt securities or warrants to purchase common stock, preferred stock or debt securities, in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts offerings or a combination of these methods. We may sell the securities through underwriters or dealers, directly to one or more purchasers through agents or through a combination of any such methods of sale. Any underwriter or agent involved in an offer and sale of the securities will be named in the applicable prospectus supplement. A prospectus supplement or supplements will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed. Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

The distribution of our securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock, less any underwriting commissions and discounts or agency fees paid by us, must equal or exceed the net asset value per share of our common stock.

In connection with the sale of our securities, underwriters or agents may receive compensation from us or from purchasers of our securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Our common stockholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities.

Underwriters may sell our securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of our securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters that are qualified market makers on the NASDAQ Global Select Market may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in an offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market, other than our common stock, which is traded on the NASDAQ Global Select Market. We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In order to comply with the securities laws of certain states, if applicable, any securities offered will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, our securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority, Inc. will not be greater than 10% for the sale of any securities being registered.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Directors, we generally do not execute transactions through any particular broker or dealer, but seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While we generally seek reasonably competitive trade execution costs, we do not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, we may select a broker based partly upon brokerage or research services provided to us. In return for such services, we may pay a higher commission than other brokers would charge if we determine in good faith that such commission is reasonable in relation to the services provided, and our management and employees are authorized to pay such commission under these circumstances.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our investment securities are held under a custody agreement with U.S. Bank National Association. The address of the custodian is U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, MA 02110. The transfer agent and registrar for our common stock, American Stock Transfer & Trust Company, acts as our transfer agent, dividend paying and reinvestment agent for our common stock. The principal business address of the transfer agent is 59 Maiden Lane, New York, New York 10038. U.S. Bank National Association, our trustee under an indenture and the first supplemental indenture thereto relating to the Notes, is the paying agent, registrar and transfer agent relating to the Notes. The principal business address of our trustee is One Federal Street, 10th Floor, Boston, MA 02110.

LEGAL MATTERS

Certain legal matters regarding any securities offered by this prospectus and any accompanying prospectus supplement will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington, D.C.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audited financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants located at 60 Broad Street, 24th Floor, New York, NY 10004, upon the authority of said firm as experts in giving said report.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On March 21, 2014, our Board of Directors elected to not renew their engagement of Grant Thornton LLP as the Company’s independent registered public accounting firm. The Board’s decision was recommended by the Audit Committee of the Board.

Grant Thornton’s reports on the Company’s financial statements for the fiscal years ended December 31, 2013, 2012 and 2011, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2013, 2012 and 2011 through March 21, 2014, there were no (a) disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton LLP, would have caused it to make reference to the subject matter of such disagreements in its reports on the financial statements for such years or (b) reportable events, as described under Item 304(a)(1)(v) of Regulation S-K.

On March 26, 2014, our Board of Directors engaged, upon the recommendation of the Audit Committee of the Board, Ernst & Young LLP (“EY”) to serve as the Company’s new independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2014, subject to ratification by our stockholders.

AVAILABLE INFORMATION

As a public company, we file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement of which this prospectus forms a part and the related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC at http://www.sec.gov.

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of KCAP Financial. This notice supersedes any other privacy notice you may have received from KCAP Financial.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, and number of shares you hold. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

•	The People and Companies that Make Up KCAP Financial. It is our policy that only our authorized employees who need to know your personal information will have access to it. Our personnel who violate our privacy policy are subject to disciplinary action.
•	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.
•	Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

KCAP FINANCIAL, INC.

CONSOLIDATED BALANCE SHEETS

	As of March 31, 2014	As of December 31, 2013
	(unaudited)
ASSETS
Investments at fair value:
Money market accounts (cost: 2014 – $4,133,429; 2013 – $7,112,949)	$4,133,429	$7,112,949
Debt securities (cost: 2014 – $273,777,654; 2013 – $275,213,594)	264,791,172	266,830,427
CLO Fund securities managed by affiliates (cost: 2014 – $88,345,107; 2013 – $88,979,585)	73,585,796	75,100,306
CLO Fund securities managed by non-affiliates (cost: 2014 – $12,824,040; 2013 – $12,717,365)	4,161,728	4,351,914
Equity securities (cost: 2014 – $16,289,233; 2013 – $18,755,684)	8,212,286	11,006,398
Asset Manager Affiliates (cost: 2014 – $83,924,720; 2013 – $83,378,741)	74,075,000	76,148,000
Total Investments at Fair Value (cost: 2014 – $479,294,183; 2013 – $486,157,918)	428,959,411	440,549,994
Cash	3,277,748	3,433,675
Restricted cash	5,861,582	4,078,939
Interest receivable	2,192,261	2,032,559
Receivable for open trades	6,972,467	—
Accounts receivable	3,000,000	3,125,259
Other assets	6,172,901	5,951,962
Total Assets	$456,436,370	$459,172,388
LIABILITIES
Convertible Notes	$49,008,000	$49,008,000
7.375% Notes Due 2019	41,400,000	41,400,000
Notes issued by KCAP Senior Funding I, LLC (net of discount: 2014 – $2,956,750; 2013 – $3,065,627) (Note 6)	102,293,250	102,184,373
Payable for open trades	7,960,000	3,980,000
Accounts payable and accrued expenses	1,672,509	3,897,291
Shareholder distribution payable	—	8,333,031
Total Liabilities	202,333,759	208,802,695
STOCKHOLDERS' EQUITY
Common stock, par value $0.01 per share, 100,000,000 common shares authorized; 33,340,607 and 33,332,123 common shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively	333,557	333,472
Capital in excess of par value	371,185,322	370,929,615
Accumulated undistributed (excess distribution) net investment income	1,792,376	(6,102,017)
Accumulated net realized losses	(68,353,108)	(68,662,689)
Net unrealized depreciation on investments	(50,855,536)	(46,128,688)
Total Stockholders' Equity	254,102,611	250,369,693
Total Liabilities and Stockholders' Equity	$456,436,370	$459,172,388
NET ASSET VALUE PER COMMON SHARE	$7.62	$7.51

See accompanying notes to consolidated financial statements.

KCAP FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended March 31,
	2014	2013
Investment Income:
Interest from investments in debt securities	$5,247,236	$2,478,018
Interest from cash and time deposits	786	4,712
Dividends from investments in CLO Fund securities managed by affiliates	4,636,238	5,480,653
Dividends from investments in CLO Fund securities managed by non-affiliates	275,571	423,875
Dividends from Asset Manager Affiliates	3,000,000	3,000,000
Capital structuring service fees	227,083	6,573
Total investment income	13,386,914	11,393,831
Expenses:
Interest and amortization of debt issuance costs	2,990,166	2,260,246
Compensation	1,262,437	909,713
Professional fees	671,210	642,328
Insurance	135,961	128,717
Administrative and other	468,283	506,471
Total expenses	5,528,057	4,447,475
Net Investment Income	7,858,857	6,946,356
Realized And Unrealized Gains (Losses) On Investments:
Net realized gains (losses) from investment transactions	309,581	(82,937)
Net change in unrealized (depreciation) appreciation on:
Debt securities	(603,315)	2,286,526
Equity securities	(327,661)	(65,437)
CLO Fund securities managed by affiliates	(880,032)	(4,579,158)
CLO Fund securities managed by non-affiliates	(296,861)	(367,408)
Asset Manager Affiliates investments	(2,618,979)	3,075,339
Total net change in unrealized (depreciation) appreciation	(4,726,848)	349,862
Net realized and unrealized (depreciation) appreciation on investments	(4,417,267)	266,925
Net Increase In Stockholders’ Equity Resulting From Operations	$3,441,590	$7,213,281
Net Increase In Stockholders' Equity Resulting from Operations per Common Share:
Basic:	$0.10	$0.25
Diluted:	$0.10	$0.24
Net Investment Income Per Common Share:
Basic:	$0.24	$0.24
Diluted:	$0.24	$0.23
Weighted Average Shares of Common Stock Outstanding – Basic	33,337,967	29,266,186
Weighted Average Shares of Common Stock Outstanding – Diluted	33,349,916	36,635,703

See accompanying notes to consolidated financial statements.

KCAP FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(unaudited)

	Three Months Ended March 31,
	2014	2013
Operations:
Net investment income	$7,858,857	$6,946,356
Net realized gains (losses) from investment transactions	309,581	(82,937)
Net change in unrealized (depreciation) appreciation on investments	(4,726,848)	349,862
Net increase in net assets resulting from operations	3,441,590	7,213,281
Stockholder distributions:
Distributions of net investment income to common stockholders	35,535	(4,326)
Net decrease in net assets resulting from stockholder distributions	35,535	(4,326)
Capital transactions:
Issuance of common stock for:
Dividend reinvestment plan	68,043	237,606
Issuance of Common Stock	—	50,632,166
Offering costs of public share offering	—	(102,423)
Stock based compensation	187,750	20,362
Net increase in net assets resulting from capital transactions	255,793	50,787,711
Net assets at beginning of period	250,369,693	207,875,659
Net assets at end of period (including undistributed net investment income of $1,792,376 in 2014 and $7,045,514 in 2013)	$254,102,611	$265,872,325
Net asset value per common share	$7.62	$8.33
Common shares outstanding at end of period	33,340,607	31,936,480

See accompanying notes to consolidated financial statements.

KCAP FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended March 31,
	2014	2013
OPERATING ACTIVITIES:
Net increase in stockholder's equity resulting from operations	$3,441,590	$7,213,280
Adjustments to reconcile net increase in stockholder’s equity resulting from operations to net cash provided by (used in) in operations:
Net realized (gains) losses on investment transactions	(309,581)	82,937
Net change in unrealized depreciation (appreciation) on investments	4,726,848	(349,862)
Net accretion of discount on debt securities	477,323	(176,559)
Amortization of original issue discount on indebtedness	108,877	—
Amortization of debt issuance costs	275,889	184,435
Payment-in-kind interest income	152,854	—
Amortization of stock-based compensation expense	187,750	20,362
Changes in operating assets and liabilities:
Purchases of investments	(25,073,979)	(48,671,615)
Proceeds from sales and redemptions of investments	28,624,651	4,812,673
Increase in interest and dividends receivable	(159,703)	(1,152,889)
Decrease (increase) in accounts receivable	125,259	(1,015,803)
Decrease in time deposit	—	1,942,834
Increase in other assets	(496,827)	(266,595)
Decrease in accounts payable and accrued expenses	(2,224,782)	(1,650,794)
Net cash provided by (used in) operating activities	9,856,169	(39,027,596)
FINANCING ACTIVITIES:
Proceeds from issuance of common stock	—	50,632,166
Offering costs of public share offering	—	(102,423)
Distributions to stockholders	(8,229,453)	(7,170,102)
Increase in restricted cash	(1,782,643)	—
Net cash (used in) provided by financing activities	(10,012,096)	43,359,641
CHANGE IN CASH	(155,927)	4,332,045
CASH, BEGINNING OF PERIOD	3,433,675	738,756
CASH, END OF PERIOD	$3,277,748	$5,070,801
Supplemental Information:
Interest paid during the period	$3,572,753	$3,388,313
Dividends paid during the period under the dividend reinvestment plan	$68,043	$237,606

See accompanying notes to consolidated financial statements.

KCAP FINANCIAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS
As of March 31, 2014
(unaudited)

Debt Securities Portfolio

Portfolio Company/Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Advanced Lighting Technologies, Inc.(9), (11) Consumer goods: Non-durable	First Lien Bond — 10.5% Cash, Due 6/19	$3,000,000	$2,948,836	$2,385,000
Alaska Communications Systems Holdings, Inc.(9), (11) Telecommunications	Senior Secured Loan — Term Loan 6.3% Cash, Due 10/16	2,268,409	2,272,381	2,269,998
Anaren, Inc.(9), (11) High Tech Industries	Senior Secured Loan — Term Loan (First Lien) 5.5% Cash, Due 2/21	1,995,000	1,975,301	1,975,050
ARSloane Acquisition, LLC(9), (11) Services: Business	Senior Secured Loan — Tranche B Term Loan (First Lien) 7.5% Cash, Due 10/19	995,000	985,847	995,398
Asurion, LLC (fka Asurion Corporation)(9), (11) Banking, Finance, Insurance & Real Estate	Senior Secured Loan — Incremental Tranche B-1 Term Loan 5.0% Cash, Due 5/19	1,941,879	1,961,935	1,949,413
Bankruptcy Management Solutions, Inc.(9) Services: Business	Senior Secured Loan — Term B Loan 7.0% Cash, Due 6/18	713,636	713,636	703,860
BarBri, Inc. (Gemini Holdings, Inc.)(9), (11) Services: Consumer	Senior Secured Loan — Term Loan 4.5% Cash, Due 7/19	3,000,000	2,986,675	3,000,000
BBB Industries, LLC(9), (11) Automotive	Senior Secured Loan — Term Loan 5.5% Cash, Due 3/19	2,850,000	2,840,995	2,851,140
Bellisio Foods, Inc. (9), (11) Beverage, Food and Tobacco	Senior Secured Loan — U.S. Term B Loans 4.5% Cash, Due 8/19	3,764,136	3,746,591	3,764,136
Big Heart Pet Brands (fka Del Monte Corporation)(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Initial Term Loan 3.5% Cash, Due 3/20	2,761,483	2,755,355	2,758,045
Blue Coat Systems, Inc.(9), (11) High Tech Industries	Senior Secured Loan — New Term Loan 4.0% Cash, Due 5/19	3,980,000	3,993,296	3,998,666
Caribe Media Inc. (fka Caribe Information Investments Incorporated)(9) Media: Advertising, Printing & Publishing	Senior Secured Loan — Loan 10.0% Cash, Due 11/14	351,098	351,098	350,923
Carolina Beverage Group LLC(9) Beverage, Food and Tobacco	Senior Secured Bond — 10.625% – 08/2018 – 143818AA0 144A 10.6% Cash, Due 8/18	1,500,000	1,518,123	1,619,550
Catalina Marketing Corporation(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Initial Term Loan 5.3% Cash, Due 10/20	1,990,000	1,977,181	1,992,070
Clover Technologies Group, LLC (Clover Holdings Inc.)(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 6.8% Cash, Due 5/18	2,813,276	2,844,960	2,813,838
CoActive Technologies LLC (fka CoActive Technologies, Inc.)(7), (9) Capital Equipment	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, 7.0% PIK, Due 1/15	2,063,007	1,987,358	1,852,580
Crowley Holdings Preferred, LLC(9) Transportation: Cargo	Preferred Stock — 12.000% – 12/2049 – Series A Income Preferred Securities 12.0% Cash, 2.0% PIK, Due 12/49	10,054,444	10,054,444	10,657,711
CSM Bakery Supplies LLC(9) Beverage, Food and Tobacco	Junior Secured Loan — Term Loan (Second Lien) 8.5% Cash, Due 7/21	3,000,000	3,018,252	3,003,900
CSM Bakery Supplies LLC(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan (First Lien) 4.8% Cash, Due 7/20	3,648,333	3,646,883	3,665,845
DBI Holding LLC(9) Services: Business	Senior Unsecured Bond — 13% – 09/2019 – PIK Note .0% Cash, 13.0% PIK, Due 9/19	3,210,000	2,935,540	2,934,903

See accompanying notes to consolidated financial statements.

Portfolio Company/Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
DBI Holding LLC(9) Services: Business	Senior Subordinated Bond — 13% – 09/2019 – Senior Subordinated Note 12.0% Cash, 1.0% PIK, Due 9/19	$4,290,000	$4,268,289	$4,268,550
Drew Marine Group Inc.(9) Transportation: Cargo	Junior Secured Loan — Term Loan (Second Lien) 8.0% Cash, Due 5/21	2,500,000	2,494,023	2,501,250
ELO Touch Solutions, Inc.(9), (11) High Tech Industries	Senior Secured Loan — Term Loan (First Lien) 8.0% Cash, Due 6/18	1,898,703	1,840,772	1,898,323
EWT Holdings III Corp. (fka WTG Holdings III Corp.)(9) Environmental Industries	Junior Secured Loan — Term Loan (Second Lien) 8.5% Cash, Due 1/22	4,000,000	3,980,507	4,002,000
Fender Musical Instruments Corporation(9), (11) Hotel, Gaming & Leisure	Senior Secured Loan — Initial Loan 5.8% Cash, Due 4/19	2,415,221	2,426,762	2,416,187
FHC Health Systems, Inc.(9), (11) Healthcare & Pharmaceuticals	Senior Secured Loan — Term Loan 5.8% Cash, Due 1/18	3,650,000	3,619,083	3,651,095
First American Payment Systems, L.P.(9) Banking, Finance, Insurance & Real Estate	Junior Secured Loan — Term Loan (Second Lien) 11% Cash Due 4/19	3,000,000	2,953,454	3,001,500
First Data Corporation(9), (11) Banking, Finance, Insurance & Real Estate	Senior Secured Loan — 2018 Dollar Term Loan 4.2% Cash, Due 3/18	2,000,000	1,876,985	2,008,550
Flexera Software LLC (fka Flexera Software, Inc.)(9), (11) High Tech Industries	Senior Secured Loan — Term Loan Retired 04/02/2014 6.0% Cash, Due 3/19	2,715,455	2,725,685	2,724,361
Fram Group Holdings Inc./Prestone Holdings Inc.(9), (11) Automotive	Senior Secured Loan — Term Loan (First Lien) 6.5% Cash, Due 7/17	965,109	969,174	961,924
Getty Images, Inc.(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Initial Term Loan 4.8% Cash, Due 10/19	3,701,888	3,700,841	3,557,680
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Senior Secured Loan — First Lien Tranche A Credit-Linked Deposit 7.8% Cash, Due 2/14	1,239,975	1,200,977	46,499
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Senior Secured Loan — First Lien Tranche B Term Loan 7.8% Cash, Due 2/14	2,658,055	2,574,458	99,677
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Junior Secured Loan — Loan (Second Lien) 11.8% Cash, Due 6/12	3,000,000	2,715,997	30,015
Global Tel*Link Corporation(9) Telecommunications	Junior Secured Loan — Term Loan (Second Lien) 9.0% Cash, Due 11/20	4,000,000	3,927,441	3,995,200
Grande Communications Networks LLC(9), (11) Telecommunications	Senior Secured Loan — Initial Term Loan 4.5% Cash, Due 5/20	3,970,000	3,974,877	3,970,397
Grupo HIMA San Pablo, Inc.(9) Healthcare & Pharmaceuticals	Senior Secured Loan — Term B Loan (First Lien) 8.5% Cash, Due 1/18	2,970,000	2,924,400	2,821,500
Grupo HIMA San Pablo, Inc.(9) Healthcare & Pharmaceuticals	Junior Secured Loan — Term Loan (Second Lien) 13.8% Cash, Due 7/18	7,000,000	6,872,610	6,650,000
Gymboree Corporation., The(9), (11) Retail	Senior Secured Loan — Term Loan 5.0% Cash, Due 2/18	1,421,105	1,378,742	1,283,542
Hargray Communications Group, Inc. (HCP Acquisition LLC)(9), (11) Media: Broadcasting & Subscription	Senior Secured Loan — Initial Term Loan 4.8% Cash, Due 6/19	2,977,500	2,951,373	2,979,286
Harland Clarke Holdings Corp. (fka Clarke American Corp.)(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Tranche B-3 Term Loan 7.0% Cash, Due 5/18	3,434,375	3,404,630	3,439,870
Harland Clarke Holdings Corp. (fka Clarke American Corp.)(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Tranche B-4 Term Loan 6.0% Cash, Due 8/19	1,490,625	1,483,369	1,491,818

See accompanying notes to consolidated financial statements.

Portfolio Company/Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Hunter Defense Technologies, Inc.(9) Aerospace and Defense	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, Due 2/15	$4,074,074	$4,054,871	$4,004,407
International Architectural Products, Inc.(7), (9) Metals & Mining	Senior Secured Loan — Term Loan 12.0% Cash, 3.3% PIK, Due 5/15	247,636	228,563	1,000
Jones Stephens Corp.(9) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 7.0% Cash, Due 9/15	1,203,905	1,203,905	1,203,905
Jones Stephens Corp.(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 7.0% Cash, Due 9/15	2,900,826	2,900,826	2,900,826
Key Safety Systems, Inc.(9), (11) Automotive	Senior Secured Loan — Initial Term Loan 4.8% Cash, Due 5/18	2,692,152	2,680,581	2,693,767
Landslide Holdings, Inc. (Crimson Acquisition Corp.)(9), (11) High Tech Industries	Senior Secured Loan — New Term Loan (First Lien) 5.0% Cash, Due 2/20	3,482,500	3,492,291	3,483,545
LBREP/L-Suncal Master I LLC(7), (9) Construction & Building	Senior Secured Loan — Term Loan (First Lien) 7.5% Cash, Due 1/10	3,034,968	3,034,968	40,669
LTS Buyer LLC (Sidera Networks, Inc.)(9) Telecommunications	Senior Secured Loan — Term B Loan (First Lien) 4.0% Cash, Due 4/20	3,970,000	3,964,397	3,952,651
MB Aerospace ACP Holdings III Corp.(9), (11) Aerospace and Defense	Senior Secured Loan — Term Loan 5.0% Cash, Due 5/19	3,970,000	3,935,766	3,970,794
Medical Specialties Distributors, LLC(9), (11) Healthcare & Pharmaceuticals	Senior Secured Loan — Term Loan 6.5% Cash, Due 12/19	3,990,000	3,952,164	3,989,202
Michael Foods Group, Inc. (f/k/a M-Foods Holdings, Inc.)(9),(11) Beverage, Food and Tobacco	Senior Secured Loan — Term B Facility 4.3% Cash, Due 2/18	1,751,716	1,760,276	1,752,592
Nellson Nutraceutical, LLC(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 5.8% Cash, Due 8/18	1,995,000	1,981,795	1,995,000
Ozburn-Hessey Holding Company LLC(9), (11) Transportation: Cargo	Senior Secured Loan — Term Loan 6.8% Cash, Due 5/19	3,539,170	3,527,568	3,540,586
Puerto Rico Cable Acquisition Company Inc.(9) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 5.5% Cash, Due 7/18	958,585	960,140	958,969
Puerto Rico Cable Acquisition Company Inc.(9), (11) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 5.5% Cash, Due 7/18	2,875,756	2,863,189	2,876,907
Restorix Health, Inc.(9) Healthcare & Pharmaceuticals	Senior Unsecured Loan — Subordinated Term Loan 14.0% Cash, Due 6/18	4,000,000	4,000,000	4,000,000
Roscoe Medical, Inc.(9) Healthcare & Pharmaceuticals	Junior Secured Loan — Term Loan (Second Lien) 11.3% Cash, Due 9/19	6,700,000	6,633,200	6,633,000
Safenet, Inc.(9), (11) High Tech Industries	Senior Secured Loan — Term Loan (First Lien) 5.5% Cash, Due 2/20	3,000,000	2,970,000	3,015,000
Sandy Creek Energy Associates, L.P.(9), (11) Utilities: Electric	Senior Secured Loan — Term Loan 5.0% Cash, Due 11/20	2,992,500	2,978,319	2,998,111
SGF Produce Holding Corp.(Frozsun, Inc.)(9) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 5.0% Cash, Due 3/19	2,207,890	2,189,305	2,185,811
SGF Produce Holding Corp.(Frozsun, Inc.)(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 5.0% Cash, Due 3/19	3,466,593	3,445,324	3,431,927
Stafford Logistics, Inc.(dba Custom Ecology, Inc.)(9), (11) Environmental Industries	Senior Secured Loan — Term Loan 6.8% Cash, Due 6/19	2,977,500	2,951,457	2,978,096
Steinway Musical Instruments, Inc.(9) Hotel, Gaming & Leisure	Junior Secured Loan — Loan (Second Lien) 9.3% Cash, Due 9/20	1,000,000	990,755	1,001,800
Sun Products Corporation, The (fka Huish Detergents Inc.)(9),(11) Consumer goods: Non-durable	Senior Secured Loan — Tranche B Term Loan 5.5% Cash	3,960,000	3,932,735	3,776,850

See accompanying notes to consolidated financial statements.

Portfolio Company/Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
TPF II LC, LLC (TPF II Rolling Hills, LLC)(9), (11) Utilities: Electric	Senior Secured Loan — Term Loan 6.5% Cash, Due 8/19	$2,977,500	$2,937,030	$2,980,180
Trico Products Corporation(9) Automotive	Senior Secured Loan — Term Loan 6.3% Cash, Due 7/16	4,797,266	4,778,509	4,796,307
Trico Products Corporation(9), (11) Automotive	Senior Secured Loan — Term Loan 6.3% Cash, Due 7/16	3,837,813	3,822,807	3,837,045
Trimaran Advisors, L.L.C.(9) Banking, Finance, Insurance & Real Estate	Senior Unsecured Loan — Revolving Credit Facility 9.0% Cash, Due 11/17	23,000,000	23,000,000	23,000,000
TriZetto Group, Inc. (TZ Merger Sub, Inc.)(9), (11) High Tech Industries	Senior Secured Loan — Term Loan 4.8% Cash, Due 5/18	3,667,177	3,673,840	3,630,139
TRSO I, Inc.(9) Energy: Oil & Gas	Junior Secured Loan — Term Loan (Second Lien) 11.0% Cash, Due 12/17	10,400,000	10,244,827	10,608,000
TUI University, LLC(9) Services: Consumer	Senior Secured Loan — Term Loan (First Lien) 7.3% Cash, Due 10/14	1,647,733	1,640,827	1,637,023
TWCC Holding Corp.(9) Media: Broadcasting & Subscription	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, Due 6/20	1,000,000	1,004,555	979,300
TWCC Holding Corp.(9), (11) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 3.5% Cash, Due 2/17	1,906,653	1,920,251	1,873,296
Univar Inc.(9), (11) Chemicals, Plastics and Rubber	Senior Secured Loan — Term B Loan 5.0% Cash, Due 6/17	2,917,151	2,914,899	2,913,300
Vestcom International, Inc. (fka Vector Investment Holdings, Inc.)(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Term Loan 7.0% Cash, Due 12/18	2,970,000	2,931,221	2,970,297
Weiman Products, LLC(9) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 6.3% Cash, Due 11/18	2,994,755	2,966,277	2,994,755
Weiman Products, LLC(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 6.3% Cash, Due 11/18	3,993,007	3,955,920	3,993,007
Wholesome Sweeteners, Inc.(9) Beverage, Food and Tobacco	Junior Secured Loan — Subordinated Note (Second Lien) 14.0% Cash, Due 10/17	6,648,596	6,617,039	6,715,082
WideOpenWest Finance, LLC(9) Telecommunications	Senior Secured Loan — Term B Loan 4.8% Cash, Due 4/19	2,977,444	2,997,029	2,986,376
WireCo WorldGroup Inc. (9) Capital Equipment	Senior Unsecured Bond — 11.75% – 05/2017 11.8% Cash, Due 5/17	5,000,000	4,975,682	5,094,000
WireCo WorldGroup Inc. (9), (11) Capital Equipment	Senior Unsecured Bond — 11.75% – 05/2017 11.8% Cash, Due 5/17	3,000,000	2,985,409	3,056,400
Total Investment in Debt Securities (104% of net asset value at fair value)		$275,923,579	$273,777,654	$264,791,172

See accompanying notes to consolidated financial statements.

Equity Securities Portfolio

Portfolio Company/Principal Business	Investment	Percentage Interest/Shares	Cost	Fair Value(2)
Aerostructures Holdings L.P.(5), (9) Aerospace and Defense	Partnership Interests	1.2%	$1,000,000	$1,000
Aerostructures Holdings L.P.(5), (9) Aerospace and Defense	Series A Preferred Interests	1.2%	250,961	286,545
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Class A Warrants	1.7%	—	—
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Class B Warrants	1.7%	—	—
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Class C Warrants	1.7%	—	—
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Common Stock 2013	0.8%	314,325	113,912
Caribe Media Inc. (fka Caribe Information Investments Incorporated)(5), (9) Media: Advertising, Printing & Publishing	Common	1.3%	359,765	605,473
Coastal Concrete Holding II, LLC(5), (9) Construction & Building	Class A Units	10.8%	8,625,626	1,000
DBI Holding LLC(5), (9) Services: Business	Class A Warrants	3.2%	258,940	258,940
eInstruction Acquisition, LLC(5), (9) Healthcare, Education and Childcare	Membership Units	1.1%	1,079,616	1,000
FP WRCA Coinvestment Fund VII, Ltd.(3), (5) Capital Equipment	Class A Shares	1,500	1,500,000	1,858,327
Perseus Holding Corp.(5), (9) Hotel, Gaming & Leisure	Common	0.2%	400,000	1,000
Plumbing Holdings Corporation(5), (9) Consumer goods: Durable	Common	7.8%	—	1,273,772
Roscoe Investors, LLC(5), (9) Healthcare & Pharmaceuticals	Class A Units	1.6%	1,000,000	1,000,000
TRSO II, Inc.(5), (9) Energy: Oil & Gas	Common Stock	5.4%	1,500,000	2,811,317
Total Investment in Equity Securities (3% of net asset value at fair value)			$16,289,233	$8,212,286

See accompanying notes to consolidated financial statements.

CLO Fund Securities

CLO Subordinated Investments

Portfolio Company	Investment	Percentage Interest	Cost	Fair Value(2)
Grant Grove CLO, Ltd.(3)	Subordinated Securities	22.2%	$4,717,004	$711,978
Katonah III, Ltd.(3), (10)	Preferred Shares	23.1%	1,607,836	475,000
Katonah V, Ltd.(3), (10)	Preferred Shares	26.7%	3,320,000	1,000
Katonah VII CLO Ltd.(3), (6)	Subordinated Securities	16.4%	4,487,193	1,442,994
Katonah VIII CLO Ltd(3), (6)	Subordinated Securities	10.3%	3,384,505	1,300,072
Katonah IX CLO Ltd(3), (6)	Preferred Shares	6.9%	2,014,687	745,431
Katonah X CLO Ltd (3), (6)	Subordinated Securities	33.3%	11,742,686	5,463,221
Katonah 2007-I CLO Ltd.(3), (6)	Preferred Shares	100.0%	31,051,393	26,841,026
Trimaran CLO IV, Ltd.(3), (6)	Preferred Shares	19.0%	3,531,200	2,674,364
Trimaran CLO V, Ltd.(3), (6)	Subordinate Notes	20.8%	2,715,100	1,775,415
Trimaran CLO VI, Ltd.(3), (6)	Income Notes	16.2%	2,774,800	1,889,787
Trimaran CLO VII, Ltd.(3), (6)	Income Notes	10.5%	3,130,600	2,333,786
Catamaran CLO 2012-1 Ltd.(3), (6)	Subordinated Notes	24.9%	8,984,300	6,749,700
Catamaran CLO 2013-1 Ltd.(3), (6)	Subordinated Notes	23.5%	9,353,900	8,370,000
Dryden 30 Senior Loan Fund(3)	Subordinated Notes	7.5%	3,179,200	2,973,750
Total Investment in CLO Subordinated Securities			$95,994,404	$63,747,524

CLO Rated-Note Investment

Portfolio Company	Investment	Percentage Interest	Cost	Fair Value(2)
Katonah 2007-I CLO Ltd.(3), (6)	Floating – 04/2022 – B2L – 48602 NAA8 Par Value of $10,500,000 Due 4/22	100.0%	$1,305,288	$9,810,000
Catamaran 2012-1 CLO Ltd.(3), (6)	Float – 12/2023 – F – 14889 CAE0 Par Value of $4,500,000 Due 12/23	42.9%	3,869,455	4,190,000
Total Investment in CLO Rated-Note			$5,174,743	$14,000,000
Total Investment in CLO Fund Securities (31% of net asset value at fair value)			$101,169,147	$77,747,524

Asset Manager Affiliates

Portfolio Company/Principal Business	Investment	Percentage Interest	Cost	Fair Value(2)
Asset Manager Affiliates(9)	Asset Management Company	100.0%	$83,924,720	$74,075,000
Total Investment in Asset Manager Affiliates (29% of net asset value at fair value)			$83,924,720	$74,075,000

See accompanying notes to consolidated financial statements.

Time Deposits and Money Market Account

Time Deposit and Money Market Accounts	Investment	Yield	Par/Cost	Fair Value(2)
JP Morgan Business Money Market Account(8), (9)	Money Market Account	0.10%	$248,918	$248,918
US Bank Money Market Account(9)	Money Market Account	0.30%	3,884,511	3,884,511
Total Investment in Time Deposit and Money Market Accounts (2% of net asset value at fair value)			$4,133,429	$4,133,429
Total Investments (169% of net asset value at fair value)			$479,294,183	$428,959,411

(1)	A majority of the variable rate loans to the Company’s investment portfolio bear interest at a rate that may be determined by reference to either LIBOR or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The Borrower may also elect to have multiple interest reset periods for each loan. For each such loan, the Company has provided the weighted average annual stated interest rate in effect at March 31, 2014.
(2)	Reflects the fair market value of all investments as of March 31, 2014, as determined by the Company’s Board of Directors.
(3)	Non-U.S. company or principal place of business outside the U.S.
(4)	The aggregate cost of investments for federal income tax purposes is approximately $479 million. The aggregate gross unrealized appreciation is approximately $14 million, the aggregate gross unrealized depreciation is approximately $65 million, and the net unrealized depreciation is approximately $51 million.
(5)	Non-income producing.
(6)	An affiliate CLO Fund managed by an Asset Manager Affiliate (as such term is defined in the notes to the consolidated financial statements).
(7)	Loan or debt security is on non-accrual status and therefore is considered non-income producing.
(8)	Money market account holding restricted cash and security deposits for employee benefit plans.
(9)	Qualified asset for purposes of section 55(a) of the Investment Company Act of 1940.
(10)	As of March 31, 2014, this CLO Fund Security was not providing a dividend distribution.
(11)	As of March 31, 2014, investment was owned by KCAP Senior Funding I, LLC and has been pledged to secure KCAP Senior Funding I, LLC’s obligation.

See accompanying notes to consolidated financial statements.

KCAP FINANCIAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2013

Debt Securities Portfolio

Portfolio Company/Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Advanced Lighting Technologies, Inc.(9), (11) Consumer goods: Non-durable	First Lien Bond — 10.5% – 06/2019 – 00753CAE2 10.5% Cash, Due 6/19	$3,000,000	$2,948,332	$2,546,400
Advantage Sales & Marketing Inc.(9) Services: Business	Senior Secured Loan — 2013 Term Loan (First Lien) 4.3% Cash, Due 12/17	1,989,952	1,996,642	2,001,892
Alaska Communications Systems Holdings, Inc.(9), (11) Telecommunications	Senior Secured Loan — Term Loan 6.3% Cash, Due 10/16	2,358,409	2,362,064	2,357,702
Apria Healthcare Group Inc.(9), (11) Healthcare & Pharmaceuticals	Senior Secured Loan — Initial Term Loan 6.8% Cash, Due 4/20	2,985,000	2,997,209	2,985,000
Aramark Corporation Beverage, Food and Tobacco	Senior Secured Loan — U.S. Term D Loan 4.0% Cash, Due 9/19	850,000	856,173	856,374
Aramark Corporation(11) Beverage, Food and Tobacco	Senior Secured Loan — LC-3 Facility 3.7% Cash, Due 7/16	61,707	61,967	61,861
Aramark Corporation(11) Beverage, Food and Tobacco	Senior Secured Loan — U.S. Term C Loan 3.7% Cash, Due 7/16	938,293	942,256	940,639
Aramark Corporation(11) Beverage, Food and Tobacco	Senior Secured Loan — U.S. Term D Loan 4.0% Cash, Due 9/19	1,150,000	1,158,352	1,158,625
ARSloane Acquisition, LLC(9), (11) Services: Business	Senior Secured Loan — Tranche B Term Loan (First Lien) 7.5% Cash, Due 10/19	997,500	987,913	997,898
Asurion, LLC (fka Asurion Corporation)(9), (11) Banking, Finance, Insurance & Real Estate	Senior Secured Loan — Incremental Tranche B-1 Term Loan 4.5% Cash, Due 5/19	1,980,000	2,000,806	1,983,168
Bankruptcy Management Solutions, Inc.(9) Finance	Senior Secured Loan — Term B Loan 7.0% Cash, Due 6/18	718,182	718,182	713,514
BarBri, Inc. (Gemini Holdings, Inc.)(9), (11) Services: Consumer	Senior Secured Loan — Term Loan 5.3% Cash, Due 7/19	3,000,000	2,986,055	3,000,900
BBB Industries, LLC(9), (11) Automotive	Senior Secured Loan — Term Loan B 5.5% Cash, Due 3/19	2,887,500	2,878,820	2,888,366
Bellisio Foods, Inc.(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Delayed Draw Term Loan 6.5% Cash, Due 8/19	1,582,475	1,575,088	1,582,316
Bellisio Foods, Inc.(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — U.S. Term B Loans 5.3% Cash, Due 8/19	2,191,119	2,180,891	2,190,900
Blue Coat Systems, Inc.(9), (11) High Tech Industries	Senior Secured Loan — New Term Loan 4.5% Cash, Due 5/19	3,990,000	4,003,966	3,991,995
Caribe Media Inc. (fka Caribe Information Investments Incorporated)(9) Media: Advertising, Printing & Publishing	Senior Secured Loan — Loan 10.0% Cash, Due 11/14	379,763	379,763	379,193
Carolina Beverage Group LLC(9) Beverage, Food and Tobacco	Senior Secured Bond — 10.625% – 08/2018 – 143818AA0 144A 10.6% Cash, Due 8/18	1,500,000	1,519,072	1,619,550
Catalina Marketing Corporation(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Initial Term Loan 5.3% Cash, Due 10/20	1,995,000	1,983,766	2,025,553
Clover Technologies Group, LLC (Clover Holdings Inc.)(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 6.8% Cash, Due 5/18	2,850,292	2,883,914	2,850,291
CoActive Technologies LLC (fka CoActive Technologies, Inc.)(7), (9) Capital Equipment	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, 7.0% PIK, Due 1/15	2,063,007	1,987,358	1,863,721

See accompanying notes to consolidated financial statements.

Portfolio Company/Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Crowley Holdings Preferred, LLC(9) Transportation: Cargo	Preferred Stock — 12.000% – 12/2049 – Series A Income Preferred Securities 10.0% Cash, 2.0% PIK, Due 12/49	$10,000,000	$10,000,000	$10,600,000
CSM Bakery Supplies LLC(9) Beverage, Food and Tobacco	Junior Secured Loan — Term Loan (Second Lien) 8.5% Cash, Due 7/21	3,000,000	3,018,871	3,001,500
CSM Bakery Supplies LLC(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 4.8% Cash, Due 7/20	3,657,500	3,655,989	3,659,329
Del Monte Foods Company(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Initial Term Loan 4.0% Cash, Due 3/18	2,789,388	2,783,753	2,803,321
Drew Marine Group Inc.(9) Transportation: Cargo	Junior Secured Loan — Term Loan (Second Lien) 8.0% Cash, Due 5/21	2,500,000	2,493,817	2,493,750
ELO Touch Solutions, Inc.(9), (11) High Tech Industries	Senior Secured Loan — Term Loan (First Lien) 8.0% Cash, Due 6/18	1,898,703	1,835,507	1,893,577
Fender Musical Instruments Corporation(9), (11) Hotel, Gaming & Leisure	Senior Secured Loan — Initial Loan 5.8% Cash, Due 4/19	2,421,986	2,434,723	2,463,620
FHC Health Systems, Inc.(9), (11) Healthcare & Pharmaceuticals	Senior Secured Loan — Term Loan 5.8% Cash, Due 1/18	3,900,000	3,864,809	3,900,000
First American Payment Systems, L.P.(9) Finance	Junior Secured Loan — Term Loan (Second Lien) 10.8% Cash, Due 4/19	3,000,000	2,951,174	2,999,400
First Data Corporation(9), (11) Banking, Finance, Insurance & Real Estate	Senior Secured Loan — 2018 Dollar Term Loan 4.2% Cash, Due 3/18	2,000,000	1,875,135	2,006,520
Flexera Software LLC (fka Flexera Software, Inc.)(9), (11) High Tech Industries	Senior Secured Loan — Term Loan 5.0% Cash, Due 3/19	2,722,955	2,734,588	2,725,133
Fram Group Holdings Inc./Prestone Holdings Inc.(9), (11) Automotive	Senior Secured Loan — Term Loan (First Lien) 6.5% Cash, Due 7/17	966,900	970,557	966,610
Freescale Semiconductor, Inc. High Tech Industries	Senior Subordinated Bond — 10.125% – 12/2016 – 35687MAP2 10.1% Cash, Due 12/16	1,036,000	1,037,707	1,051,540
Getty Images, Inc.(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Initial Term Loan 4.8% Cash, Due 10/19	3,711,259	3,711,065	3,471,698
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Senior Secured Loan — First Lien Tranche A Credit-Linked Deposit 7.8% Cash, Due 6/11	1,257,143	1,224,101	37,714
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Senior Secured Loan — First Lien Tranche B Term Loan 7.8% Cash, Due 6/11	2,694,857	2,624,028	80,846
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Junior Secured Loan — Loan (Second Lien) 11.8% Cash, Due 6/12	3,000,000	2,715,997	30,015
Global Tel*Link Corporation(9) Telecommunications	Junior Secured Loan — Term Loan (Second Lien) 9.0% Cash, Due 11/20	4,000,000	3,924,752	3,991,600
Grande Communications Networks LLC(9), (11) Telecommunications	Senior Secured Loan — Initial Term Loan 4.5% Cash, Due 5/20	3,980,000	3,985,209	3,980,398
Grupo HIMA San Pablo, Inc.(9) Healthcare, Education and Childcare	Senior Secured Loan — Term B Loan (First Lien) 8.5% PIK, Due 1/18	2,977,500	2,928,848	2,813,738
Grupo HIMA San Pablo, Inc.(9) Healthcare, Education and Childcare	Junior Secured Loan — Term Loan (Second Lien) 13.8% PIK, Due 7/18	7,000,000	6,865,363	6,817,300
Gymboree Corporation., The(9), (11) Retail	Senior Secured Loan — Term Loan 5.0% Cash, Due 2/18	1,421,105	1,377,305	1,332,286
Hargray Communications Group, Inc. (HCP Acquisition LLC)(9), (11) Media: Broadcasting & Subscription	Senior Secured Loan — Initial Term Loan 4.8% Cash, Due 6/19	2,985,000	2,957,575	2,986,194
Harland Clarke Holdings Corp. (fka Clarke American Corp.)(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Tranche B-3 Term Loan 7.0% Cash, Due 5/18	3,456,250	3,424,170	3,488,341

See accompanying notes to consolidated financial statements.

Portfolio Company/Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Hunter Defense Technologies, Inc.(9) Aerospace and Defense	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, Due 2/15	$4,074,074	$4,049,553	$3,911,111
Iasis Healthcare LLC(9) Healthcare, Education and Childcare	Senior Unsecured Bond — 8.375% – 05/2019 – 45072PAD4 8.4% Cash, Due 5/19	3,000,000	2,892,521	3,187,500
International Architectural Products, Inc.(7), (9) Metals & Mining	Senior Secured Loan — Term Loan 12.0% Cash, Due 5/15	247,636	228,563	1,000
Jones Stephens Corp.(9) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 7.0% Cash, Due 9/15	1,214,195	1,214,195	1,214,195
Jones Stephens Corp.(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 7.0% Cash, Due 9/15	2,925,620	2,925,620	2,925,620
Key Safety Systems, Inc.(9), (11) Automotive	Senior Secured Loan — Initial Term Loan 4.8% Cash, Due 5/18	2,692,152	2,679,887	2,696,459
Kinetic Concepts, Inc.(9) Healthcare, Education and Childcare	Senior Secured Loan — Dollar Term D-1 Loan 4.5% Cash, Due 5/18	1,989,979	2,003,621	2,003,661
Kinetic Concepts, Inc.(9), (11) Healthcare, Education and Childcare	Senior Secured Loan — Dollar Term D-1 Loan 4.5% Cash, Due 5/18	1,994,979	2,012,272	2,008,695
Landslide Holdings, Inc. (Crimson Acquisition Corp.)(9), (11) High Tech Industries	Senior Secured Loan — Initial Term Loan 5.3% Cash, Due 8/19	3,482,500	3,492,130	3,483,893
LBREP/L-Suncal Master I LLC(7), (9) Construction & Building	Senior Secured Loan — Term Loan (First Lien) 7.5% Cash, Due 1/10	3,034,968	3,034,968	40,669
LTS Buyer LLC (Sidera Networks, Inc.)(9) Telecommunications	Senior Secured Loan — Term B Loan (First Lien) 4.5% Cash, Due 4/20	3,980,000	3,974,154	4,003,024
MB Aerospace ACP Holdings III Corp.(9) Aerospace and Defense	Senior Secured Loan — Term Loan 6.0% Cash, Due 5/19	3,980,000	3,944,023	3,980,796
Medical Specialties Distributors, LLC(9), (11) Healthcare & Pharmaceuticals	Senior Secured Loan — Term Loan 6.5% Cash, Due 12/19	4,000,000	3,960,421	3,999,200
Michael Foods Group, Inc. (f/k/a M-Foods Holdings, Inc.)(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term B Facility 4.3% Cash, Due 2/18	1,751,716	1,761,555	1,753,116
Nellson Nutraceutical, LLC(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 6.8% Cash, Due 8/18	1,995,000	1,981,056	1,995,000
Ozburn-Hessey Holding Company LLC(9), (11) Transportation: Cargo	Senior Secured Loan — Term Loan 6.8% Cash, Due 5/19	3,548,085	3,536,235	3,549,504
PetCo Animal Supplies, Inc.(9), (11) Retail	Senior Secured Loan — New Loans 4.0% Cash, Due 11/17	1,979,592	1,987,274	1,992,746
Pharmaceutical Product Development, Inc. (Jaguar Holdings, LLC)(9) Healthcare & Pharmaceuticals	Senior Secured Loan — 2013 Term Loan 4.0% Cash, Due 12/18	3,517,594	3,529,732	3,546,526
Puerto Rico Cable Acquisition Company Inc.(9) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 5.5% Cash, Due 7/18	980,693	982,374	981,086
Puerto Rico Cable Acquisition Company Inc.(9), (11) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 5.5% Cash, Due 7/18	2,942,080	2,928,491	2,943,257
Sandy Creek Energy Associates, L.P.(9), (11) Utilities: Electric	Senior Secured Loan — Term Loan 5.0% Cash, Due 11/20	3,000,000	2,985,253	3,005,625
SGF Produce Holding Corp. (Frozsun, Inc.)(9) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 5.0% Cash, Due 3/19	2,213,423	2,193,867	2,213,645
SGF Produce Holding Corp. (Frozsun, Inc.)(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 5.0% Cash, Due 3/19	3,475,281	3,454,967	3,475,629
Spin Holdco Inc.(9) Consumer goods: Durable	Senior Secured Loan — Initial Term Loan (First Lien) 4.3% Cash, Due 11/19	1,246,875	1,245,425	1,255,454

See accompanying notes to consolidated financial statements.

Portfolio Company/Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Spin Holdco Inc.(9), (11) Consumer goods: Durable	Senior Secured Loan — Initial Term Loan (First Lien) 4.3% Cash, Due 11/19	$2,743,125	$2,742,255	$2,761,998
Stafford Logistics, Inc.(dba Custom Ecology, Inc.)(9), (11) Environmental Industries	Senior Secured Loan — Term Loan 6.8% Cash, Due 6/19	2,985,000	2,957,663	2,985,896
Steinway Musical Instruments, Inc.(9) Hotel, Gaming & Leisure	Junior Secured Loan — Loan (Second Lien) 9.3% Cash, Due 9/20	1,000,000	990,403	1,001,900
Sun Products Corporation, The (fka Huish Detergents Inc.)(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Tranche B Term Loan 5.5% Cash, Due 3/20	3,970,000	3,941,540	3,780,433
TPF II LC, LLC (TPF II Rolling Hills, LLC)(9), (11) Utilities: Electric	Senior Secured Loan — Term Loan 6.5% Cash, Due 8/19	2,985,000	2,942,573	2,987,985
Trico Products Corporation(9) Automotive	Senior Secured Loan — Term Loan 6.3% Cash, Due 7/16	4,864,844	4,843,792	4,863,871
Trico Products Corporation(9), (11) Automotive	Senior Secured Loan — Term Loan 6.3% Cash, Due 7/16	3,891,875	3,875,033	3,891,097
Trimaran Advisors, L.L.C.(9) Finance	Senior Unsecured Loan — Revolving Credit Facility 9.0% Cash, Due 11/17	23,000,000	23,000,000	23,000,000
TriZetto Group, Inc. (TZ Merger Sub, Inc.)(9), (11) High Tech Industries	Senior Secured Loan — Term Loan 4.8% Cash, Due 5/18	3,676,604	3,684,234	3,639,857
TRSO I, Inc.(9) Energy: Oil & Gas	Junior Secured Loan — Term Loan (Second Lien) 11.0% Cash, Due 12/17	10,400,000	10,234,558	10,608,000
TUI University, LLC(9) Healthcare, Education and Childcare	Senior Secured Loan — Term Loan (First Lien) 7.3% Cash, Due 10/14	1,647,733	1,637,909	1,614,779
TWCC Holding Corp.(9) Media: Broadcasting & Subscription	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, Due 6/20	1,000,000	1,004,735	1,030,005
TWCC Holding Corp.(9), (11) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 3.5% Cash, Due 2/17	1,965,101	1,980,166	1,975,379
Univar Inc.(9), (11) Chemicals, Plastics and Rubber	Senior Secured Loan — Term B Loan 5.0% Cash, Due 6/17	2,924,675	2,921,597	2,906,601
Vertafore, Inc.(9), (11) High Tech Industries	Senior Secured Loan — Term Loan (2013) 4.3% Cash, Due 10/19	1,202,077	1,201,491	1,203,039
Vestcom International, Inc. (fka Vector Investment Holdings, Inc.)(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Term Loan 7.0% Cash, Due 12/18	2,977,500	2,939,085	2,978,095
Weiman Products, LLC(9) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 6.3% Cash, Due 11/18	1,000,000	990,219	990,000
Weiman Products, LLC(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 6.3% Cash, Due 11/18	4,000,000	3,960,876	3,960,000
Wholesome Sweeteners, Inc.(9) Beverage, Food and Tobacco	Junior Secured Loan — Subordinated Note (Second Lien) 14.0% Cash, Due 10/17	6,648,596	6,614,827	6,715,082
WideOpenWest Finance, LLC(9) Telecommunications	Senior Secured Loan — Term B Loan 4.8% Cash, Due 4/19	2,984,962	3,005,566	3,005,111
WireCo WorldGroup Inc.(9) Capital Equipment	Senior Unsecured Bond – 11.75% – 05/2017 11.8% Cash, Due 5/17	5,000,000	4,977,052	5,121,000
WireCo WorldGroup Inc.(9), (11) Capital Equipment	Senior Unsecured Bond – 11.75% – 05/2017 11.8% Cash, Due 5/17	3,000,000	2,986,231	3,072,600
WTG Holdings III Corp.(9) Environmental Industries	Junior Secured Loan — Term Loan (Second Lien) 8.5% Cash, Due 1/22	4,000,000	3,980,000	3,980,000
Total Investment in Debt Securities (107% of net asset value at fair value)		$276,978,279	$275,213,594	$266,830,427

See accompanying notes to consolidated financial statements.

Equity Securities Portfolio

Portfolio Company/Principal Business	Investment	Percentage Interest/Shares	Cost	Fair Value(2)
Aerostructures Holdings L.P.(5), (9) Aerospace and Defense	Partnership Interests	1.2%	$1,000,000	$1,000
Aerostructures Holdings L.P.(5), (9) Aerospace and Defense	Series A Preferred Interests	1.2%	250,961	207,988
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Class A Warrants	1.7%	—	—
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Class B Warrants	1.7%	—	—
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Class C Warrants	1.7%	—	—
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Common Stock 2013	0.8%	314,325	309,363
Caribe Media Inc. (fka Caribe Information Investments Incorporated)(5), (9) Media: Advertising, Printing & Publishing	Common	—	359,765	692,710
Coastal Concrete Holding II, LLC(5), (9) Construction & Building	Class A Units	10.8%	8,625,626	1,000
eInstruction Acquisition, LLC(5), (9) Services: Consumer	Membership Units	1.1%	1,079,617	1,000
FP WRCA Coinvestment Fund VII, Ltd.(3), (5) Capital Equipment	Class A Shares	150000.0%	1,500,000	1,735,604
Perseus Holding Corp.(5), (9) Hotel, Gaming & Leisure	Common	0.2%	400,000	1,000
Plumbing Holdings Corporation(5), (9) Consumer goods: Durable	Common	7.8%	—	1,581,481
Plumbing Holdings Corporation(5), (9) Consumer goods: Durable	Preferred	15.5%	3,725,390	4,152,689
TRSO II, Inc.(5), (9) Energy: Oil & Gas	Common Stock	5.4%	1,500,000	2,322,563
Total Investment in Equity Securities (4% of net asset value at fair value)			$18,755,684	$11,006,398

See accompanying notes to consolidated financial statements.

CLO Fund Securities

CLO Equity Investments

Portfolio Company	Investment	Percentage Interest	Cost	Fair Value(2)
Grant Grove CLO, Ltd.(3)	Subordinated Securities	22.2%	$4,715,553	$1,052,164
Katonah III, Ltd.(3), (10)	Preferred Shares	23.1%	1,618,611	325,000
Katonah V, Ltd.(3), (10)	Preferred Shares	26.7%	3,320,000	1,000
Katonah VII CLO Ltd.(3), (6)	Subordinated Securities	16.4%	4,499,793	1,478,978
Katonah VIII CLO Ltd(3), (6)	Subordinated Securities	10.3%	3,390,005	1,230,731
Katonah IX CLO Ltd(3), (6)	Preferred Shares	6.9%	2,023,287	829,739
Katonah X CLO Ltd (3), (6)	Subordinated Securities	33.3%	11,770,993	5,932,163
Katonah 2007-I CLO Ltd.(3), (6)	Preferred Shares	100.0%	31,064,973	27,758,379
Trimaran CLO IV, Ltd.(3), (6)	Preferred Shares	19.0%	3,542,300	2,519,210
Trimaran CLO V, Ltd.(3), (6)	Subordinate Notes	20.8%	2,721,500	1,844,276
Trimaran CLO VI, Ltd.(3), (6)	Income Notes	16.2%	2,784,200	1,981,948
Trimaran CLO VII, Ltd.(3), (6)	Income Notes	10.5%	3,133,900	2,513,261
Catamaran CLO 2012-1 Ltd.(3), (6)	Subordinated Notes	24.9%	8,943,900	6,846,520
Catamaran CLO 2013-1 Ltd.(3), (6)	Subordinated Notes	23.5%	9,960,400	8,225,100
Dryden 30 Senior Loan Fund(3)	Subordinated Notes	7.5%	3,063,200	2,973,750
Total Investment in CLO Equity Securities			$96,552,615	$65,512,219

CLO Rated-Note Investment

Portfolio Company	Investment	Percentage Interest	Cost	Fair Value(2)
Katonah 2007-I CLO Ltd.(3), (6)	Floating – 04/2022 – B2L – 48602 NAA8 Par Value of $10,500,000 .0%, Due 4/22	100.0%	$1,300,937	$9,740,000
Catamaran CLO 2012-1 Ltd.(3), (6)	Float – 12/2023 – F – 14889 CAE0 Par Value of $4,500,000 .0%, Due 12/23	42.9%	3,843,398	4,200,001
Total Investment in CLO Rated-Note			$5,144,335	$13,940,001
Total Investment in CLO Fund Securities (32% of net asset value at fair value)			$101,696,950	$79,452,220

Asset Manager Affiliates

Portfolio Company/Principal Business	Investment	Percentage Interest	Cost	Fair Value(2)
Asset Manager Affiliates(9)	Asset Management Company	100.0%	$83,378,741	$76,148,000
Total Investment in Asset Manager Affiliates (30% of net asset value at fair value)			$83,378,741	$76,148,000

See accompanying notes to consolidated financial statements.

Time Deposits and Money Market Account

Time Deposit and Money Market Accounts	Investment	Yield	Par/Cost	Fair Value(2)
JP Morgan Business Money Market Account(8), (9)	Money Market Account	0.15%	237,088	237,088
US Bank Money Market Account(9)	Money Market Account	0.30%	6,875,861	6,875,861
Total Investment in Time Deposit and Money Market Accounts (3% of net asset value at fair value)			$7,112,949	$7,112,949
Total Investments(5) (176% of net asset value at fair value)			$486,157,918	$440,549,994

(1)	A majority of the variable rate loans to the Company’s portfolio companies bear interest at a rate that may be determined by reference to either LIBOR or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), which typically resets semi-annually, quarterly, or monthly. For each such loan, the Company has provided the weighted average annual stated interest rate in effect at December 31, 2013.
(2)	Reflects the fair market value of all investments as of December 31, 2013, as determined by the Company’s Board of Directors.
(3)	Non-U.S. company or principal place of business outside the U.S.
(4)	The aggregate cost of investments for federal income tax purposes is approximately $486 million. The aggregate gross unrealized appreciation is approximately $15 million, the aggregate gross unrealized depreciation is approximately $61 million, and the net unrealized depreciation is approximately $46 million.
(5)	Non-income producing.
(6)	An affiliate CLO Fund managed by an Asset Manager Affiliate (as such term is defined in the notes to the consolidated financial statements).
(7)	Loan or debt security is on non-accrual status and therefore is considered non-income producing.
(8)	Money market account holding restricted cash and security deposits for employee benefit plans.
(9)	Qualified asset for purposes of section 55(a) of the Investment Company Act of 1940.
(10)	As of December 31, 2013, this CLO Fund Security was not providing a dividend distribution.
(11)	As of December 31, 2013, investment was owned by KCAP Senior Funding I, LLC and has been pledged to secure KCAP Senior Funding I, LLC’s obligations.

See accompanying notes to consolidated financial statements.

KCAP FINANCIAL, INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS
(unaudited)

	Three Months Ended March 31,
	2014	2013
Per Share Data:
Net asset value, at beginning of period	$7.51	$7.85
Net investment income(1)	0.24	0.22
Net realized gain (losses) from investments(1)	0.01	— (4)
Net change in unrealized depreciation on investments(1)	(0.15)	(0.01)
Net increase in net assets resulting from operations	0.10	0.21
Net increase in net assets resulting from distributions:
Net increase in net assets relating to stock-based transactions:
Issuance of common stock (not including dividend reinvestment plan)	— (4)	0.26
Issuance of common stock under dividend reinvestment plan	— (4)	0.01
Stock based compensation expense	0.01	—
Net increase in net assets relating to stock-based transactions	0.01	0.27
Net asset value, end of period	$7.62	$8.33
Total net asset value return(2)	1.5%	2.9%
Ratio/Supplemental Data:
Per share market value at beginning of period	$8.07	$9.19
Per share market value at end of period	$8.66	$10.77
Total market return(3)	7.3%	17.2%
Shares outstanding at end of period	33,340,607	31,936,480
Net assets at end of period	$254,102,611	$265,872,325
Portfolio turnover rate	8.1%	1.6%
Average par debt outstanding	$195,658,000	$101,400,000
Average par debt outstanding per share	5.9%	8.2%
Asset coverage ratio	228%	362%
Ratio of net investment income to average net assets	13.1%	11.7%
Ratio of total expenses to average net assets	9.2%	7.5%
Ratio of interest expense to average net assets	5.0%	3.8%
Ratio of non-interest expenses to average net assets	4.2%	3.7%

(1)	Based on weighted average number of common shares outstanding-basic for the period.
(2)	Total net asset value return (not annualized) equals the change in the net asset value per share over the beginning of period net asset value per share plus distributions, divided by the beginning net asset value per share.
(3)	Total market return equals the change in the ending market price over the beginning of period price per share plus distributions, divided by the beginning price.
(4)	Balance rounds to less than $0.01.

See accompanying notes to consolidated financial statements.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. ORGANIZATION

KCAP Financial, Inc. (“KCAP” or the “Company”) is an internally managed, non-diversified closed-end investment company that is regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”).

We have three principal areas of investment:

First, we originate, structure, and invest in senior secured term loans and mezzanine debt primarily in privately-held middle market companies (the “Debt Securities Portfolio”). In addition, from time to time we may invest in the equity securities of privately held middle market companies.

Second, we have invested in asset management companies (Katonah Debt Advisors and Trimaran Advisors, collectively the “Asset Manager Affiliates”) who manage collateralized loan obligations (“CLOs”).

Third, we invest in debt and subordinated securities issued by CLOs (“CLO Fund Securities”). These CLO Fund Securities are primarily managed by our Asset Manager Affiliates, but from time-to-time we make investments in CLO Fund Securities managed by other asset managers. The CLOs typically invest in broadly syndicated loans, high-yield bonds and other credit instruments.

The Company may also invest in other investments such as loans to larger, publicly-traded companies, high-yield bonds and distressed debt securities. The Company may also receive warrants or options to purchase common stock in connection with its debt investments.

The Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). To qualify as a RIC, the Company must, among other things, meet certain source-of-income, and asset diversification and annual distribution requirements. As a RIC, the Company generally will not have to pay corporate-level taxes on any income that it distributes in a timely manner to its stockholders.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required for annual consolidated financial statements. The unaudited interim consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto in the Company’s Form 10-K for the year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”).

The consolidated financial statements reflect all adjustments, both normal and recurring which, in the opinion of management, are necessary for the fair presentation of the Company’s results of operations and financial condition for the periods presented. Furthermore, the preparation of the consolidated financial statements requires management to make significant estimates and assumptions including with respect to the fair value of investments that do not have a readily available market value. Actual results could differ from those estimates, and the differences could be material. The results of operations for the interim periods presented are not necessarily indicative of the operating results to be expected for the full year. Certain prior period amounts have been reclassified to conform to the current year’s presentation.

The Company consolidates the financial statements of its wholly-owned special purpose financing subsidiaries KCAP Funding, Kolhberg Capital Funding LLC I, KCAP Senior Funding I, LLC and KCAP Senior Funding I Holdings, LLC in its consolidated financial statements as they are operated solely for investment activities of the Company. The creditors of KCAP Senior Funding I, LLC have received security

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

interests in the assets owned by KCAP Senior Funding I, LLC and such assets are not intended to be available to the creditors of KCAP Financial, Inc., or any other affiliate.

In accordance with Article 6 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company does not consolidate portfolio company investments, including those in which it has a controlling interest (e.g., the Asset Manager Affiliates), unless the portfolio company is another investment company.

The Asset Manager Affiliates are subject to Accounting Standards Codification Topic 810, “Consolidation” and although the Company cannot consolidate the financial statements of portfolio company investments, this guidance impacts the required disclosures relating to the Asset Manager Affiliates, as it requires the Asset Manager Affiliates to consolidate the financial statements of managed CLO Funds. As a result of the consolidation of the financial statements of the CLOs into the financial statements of the Asset Manager Affiliates, the Asset Manager Affiliates qualify as a “significant subsidiary” and, as a result, the Company is required to include additional financial information regarding the Asset Manager Affiliates in its filings with the United States Securities and Exchange Commission (“SEC”). This additional financial information regarding the Asset Manager Affiliates does not directly impact the financial position or results of operations of the Company.

In addition, in accordance with Rules 3-09, Rule 4-08(g) and 1-02 of Regulation S-X promulgated by the SEC, additional financial information with respect to two of the CLO Funds in which the Company has an investment, Katonah 2007-I CLO Ltd. (“Katonah 2007-I CLO”), and Katonah X CLO Ltd. (“Katonah X CLO”) are required to be included in the Company’s SEC filings. The additional financial information regarding the Asset Manager Affiliates, Katonah 2007-I CLO (pursuant to Rule 3-09) and Katonah X CLO (pursuant to Rule 4-08(g)) is set forth in Note 5 to these consolidated financial statements.

In June 2013, the FASB issued Accounting Standards Update 2013-08 “Financial Services-Investment Companies (Topic 946) Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU 2013-08”). ASU 2013-08 clarifies the characteristics of an investment company and requires reporting entities to disclose information about the following items: (i) the type and amount of financial support provided to investee companies, including situations in which the Company assisted an investee in obtaining financial support, (ii) the primary reasons for providing the financial support, (iii) the type and amount of financial support the Company is contractually required to provide to an investee, but has not yet provided, and (iv) the primary reasons for the contractual requirement to provide the financial support. The Company adopted ASU 2013-08 during the three months ended March 31, 2014 as the amendments in ASU 2013-08 are effective for an entity’s interim and annual reporting periods in fiscal years that begin after December 15, 2013.

It is the Company’s primary investment objective to generate current income and capital appreciation by lending directly to privately-held middle market companies. During the first quarter of 2014, the Company provided $29 million of financial support in the form of investments in securities of portfolio companies to support their growth objectives. None of this support was contractually obligated. See also note 8 — Commitments and Contingencies. As of March 31, 2014, the Company holds loans it has made to 65 investee companies with aggregate principal amounts of $246 million. The details of such loans have been disclosed on the consolidated schedule of investments as well as in Notes 4 (Investments) and (Fair Value Measurements). In addition to providing loans to investee companies, from time to time the Company assists investee companies in securing financing from other sources by introducing such investee companies to sponsors or by leading a syndicate of lenders to provide the investee companies with financing. During the three month period ended March 31, 2014, the Company did not make any such introductions or lead any syndicates.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Investments

Investment transactions are recorded on the applicable trade date. Realized gains or losses are determined using the specific identification method.

Investment Income.  Interest income is recorded on an accrual basis and includes the accretion of discounts and amortization of premiums. Discounts from and premiums to par value on debt securities purchased are accreted/amortized into interest income over the life of the respective debt security using the effective yield method. The amortized cost of debt securities represents the original cost adjusted for the accretion of discounts and amortization of premiums, if any.

Generally, when interest and/or principal payments on a debt security become past due, or if the Company otherwise does not expect the borrower to be able to service its debt and other obligations, the Company will place the debt security on non-accrual status and will generally cease recognizing interest income on that debt security for financial reporting purposes until all principal and interest have been brought current through payment or due to restructuring such that the interest income is deemed to be collectible.

Valuation of Portfolio Investments.  The Company’s Board of Directors is ultimately and solely responsible for making a good faith determination of the fair value of portfolio investments on a quarterly basis. Debt and equity securities for which market quotations are readily available are generally valued at such market quotations. Debt and equity securities that are not publicly traded or whose market price is not readily available are valued by the Board of Directors based on detailed analyses prepared by management, the Valuation Committee of the Board of Directors, and, in certain circumstances, third parties with valuation expertise. Valuations are conducted by management on 100% of the investment portfolio at the end of each quarter. The Company follows the provisions of ASC 820: Fair Value Measurements and Disclosures (“ASC 820: Fair Value”). This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. ASC 820: Fair Valuedefines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent to the adoption of ASC 820: Fair Value, the FASB has issued various staff positions clarifying the initial standard as noted below.

The FASB issued guidance that clarified and required disclosures about fair value measurements. These include requirements to disclose the amounts and reasons for significant transfers between Level I and Level II, as well as significant transfers in and out of Level III of the fair value hierarchy. The guidance also required that purchases, sales, issuances and settlements be presented gross in the Level III reconciliation.

ASC 820: Fair Value requires the disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.

The Company utilizes an independent valuation firm to provide an annual third-party review of the Company’s CLO fair value model relative to its functionality, model inputs and calculations as a reasonable method to determine CLO fair values, in the absence of Level I or Level II trading activity or observable market inputs. During the last review, the independent valuation firm concluded that the Company’s CLO model appropriately factors in all the necessary inputs required to build a CLO equity cash flow model for fair value purposes and that the inputs were being employed correctly.

The Company utilizes an independent valuation firm to provide third party valuation consulting services. Each quarter the independent valuation firm will perform third party valuations of the Company’s investments in material illiquid securities such that they are reviewed at least once during a trailing 12 month period. These third party valuation estimates are considered as one of the relevant data inputs in the Company’s determination of fair value. The Company intends to continue to engage an independent valuation firm in the

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

future to provide certain valuation services, including the review of certain portfolio assets, as part of the quarterly and annual year-end valuation process.

The Board of Directors may consider other methods of valuation than those set forth below to determine the fair value of Level III investments as appropriate in conformity with GAAP. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ materially from the values that would have been used had a readily available market existed for such investments. Further, such investments may be generally subject to legal and other restrictions on resale or otherwise be less liquid than publicly traded securities. In addition, changes in the market environment and other events may occur over the life of the investments that may cause the value realized on such investments to be different from the currently assigned valuations.

The majority of the Company’s investment portfolio is composed of debt and equity securities with unique contract terms and conditions and/or complexity that requires a valuation of each individual investment that considers multiple levels of market and asset specific inputs, which may include historical and forecasted financial and operational performance of the individual investment, projected cash flows, market multiples, comparable market transactions, the priority of the security compared with those of other securities for such issuers, credit risk, interest rates, and independent valuations and reviews.

The Company relies on several techniques for valuing its portfolio of investments, including:

•	“Enterprise Value” — when there is no liquid public market, the investment is carried at fair value based on the enterprise value of the portfolio company, which is determined using (i) valuation data from publicly traded comparables, and (ii) a discounted cash flow analysis based on projected performance of an investment.
•	The “Income Approach” — the Company derives fair value for its illiquid investments that do not have indicative fair values based upon active trades primarily by using a present value technique that discounts the estimated contractual cash flows for the subject assets with discount rates imputed by broad market indices, bond spreads and yields for comparable issuers relative to the subject assets.
•	The “Market Approach” — if market quotations are readily available, valuations are based upon the closing public market prices on the balance sheet date. Securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.
•	“Discounted Cash Flow” — a discounted cash flow model is based on the net present value of future cash flows, discounted at a rate appropriate for each cash flow.

Debt Securities.  The Company values debt securities using primarily Enterprise Value, Income Approach and Market Approach.

To the extent that the Company’s investments are exchange traded and are priced or have sufficient price indications from normal course trading at or around the valuation date (financial reporting date), such pricing will determine fair value. Valuations from third party pricing services may be used as an indication of fair value, depending on the volume and reliability of the valuation, sufficient and reasonable correlation of bid and ask quotes, and, most importantly, the level of actual trading activity. However, if the Company has been unable to identify directly comparable market indices or other market guidance that correlate directly to the types of investments the Company owns, the Company will determine fair value using alternative methodologies such as available market data, as adjusted, to reflect the types of assets the Company owns, their structure, qualitative and credit attributes and other asset-specific characteristics.

The Company also considers, among other things, recent loan amendments or other activity specific to the subject asset. Discount rates applied to estimated contractual cash flows for an underlying asset vary by specific investment, industry, priority and nature of the debt security (such as the seniority or security interest

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

of the debt security) and are assessed relative to two indices, a leveraged loan index and a high-yield bond index, at the valuation date. The Company has identified these two indices as benchmarks for broad market information related to its loan and debt securities. Because the Company has not identified any market index that directly correlates to the loan and debt securities held by the Company and therefore uses the two benchmark indices, these market indices may require significant adjustment to better correlate such market data for the calculation of fair value of the investment under the Income Approach. Such adjustments require judgment and may be material to the calculation of fair value. Further adjustments to the discount rate may be applied to reflect other market conditions or the perceived credit risk of the borrower. When broad market indices are used as part of the valuation methodology, their use is subject to adjustment for many factors, including priority, collateral used as security, structure, performance and other quantitative and qualitative attributes of the asset being valued. The resulting present value determination is then weighted along with any quotes from observable transactions and broker/pricing quotes. If such quotes are indicative of actual transactions with reasonable trading volume at or near the valuation date that are not liquidation or distressed sales, relatively more reliance will be put on such quotes to determine fair value. If such quotes are not indicative of market transactions or are insufficient as to volume, reliability, consistency or other relevant factors, such quotes will be compared with other fair value indications and given relatively less weight based on their relevancy. Other significant assumptions, such as coupon and maturity, are asset-specific and are noted for each investment in the Schedules of Investments.

Equity Securities.  The Company’s equity securities in portfolio companies for which there is no liquid public market are carried at fair value based on the Enterprise Value of the portfolio company, which is determined using various factors, including EBITDA (earnings before interest, taxes, depreciation and amortization) and discounted cash flows from operations, less capital expenditures and other pertinent factors, such as recent offers to purchase a portfolio company’s securities or other liquidation events. The determined fair values are generally discounted to account for restrictions on resale and minority ownership positions. In the event market quotations are readily available for the Company’s equity securities in public companies, those investments may be valued using the Market Approach.

The significant inputs used to determine the fair value of equity securities include prices, EBITDA and cash flows after capital expenditures for similar peer comparables and the investment entity itself. Equity securities are classified as Level III, as described in Note 4 below, when there is limited activity or less transparency around inputs to the valuation given the lack of information related to such equity investments held in nonpublic companies. Significant assumptions observed for comparable companies are applied to relevant financial data for the specific investment. Such assumptions, such as model discount rates or price/earnings multiples, vary by the specific investment, equity position and industry and incorporate adjustments for risk premiums, liquidity and company specific attributes. Such adjustments require judgment and may be material to the calculation of fair value.

Asset Manager Affiliates.  The Company’s investments in its wholly-owned asset management companies, the Asset Manager Affiliates, are carried at fair value, which is primarily determined utilizing the Discounted Cash Flow approach, which incorporates different levels of discount rates depending on the hierarchy of fees earned (including the likelihood of realization of senior, subordinate and incentive fees) and prospective modeled performance. Such valuation takes into consideration an analysis of comparable asset management companies and a percentage of assets under management. The Asset Manager Affiliates are classified as a Level III investment (as described below). Any change in value from period to period is recognized as net change in unrealized appreciation or depreciation.

CLO Fund Securities.  The Company typically makes a minority investment in the most junior class of securities of CLO Funds raised and managed by the Asset Manager Affiliates and may selectively invest in securities issued by funds managed by other asset management companies (collectively, “CLO Fund securities”). The investments held by CLO Funds generally relate to credit instruments issued by corporations.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company’s investments in CLO Fund securities are carried at fair value, which is based either on (i) the present value of the net expected cash inflows for interest income and principal repayments from underlying assets and cash outflows for interest expense, debt pay-down and other fund costs for the CLO Funds that are approaching or past the end of their reinvestment period and therefore are selling assets and/or using principal repayments to pay down CLO Fund debt (or will begin to do so shortly), and for which there continue to be net cash distributions to the class of securities owned by the Company, a Discounted Cash Flow approach, (ii) a discounted cash flow model that utilizes prepayment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow and comparable yields for similar securities or preferred shares to those in which the Company has invested, or (iii) indicative prices provided by the underwriters or brokers who arrange CLO Funds, a Market Approach. The Company recognizes unrealized appreciation or depreciation on the Company’s investments in CLO Fund securities as comparable yields in the market change and/or based on changes in net asset values or estimated cash flows resulting from changes in prepayment or loss assumptions in the underlying collateral pool. As each investment in CLO Fund securities ages, the expected amount of losses and the expected timing of recognition of such losses in the underlying collateral pool are updated and the revised cash flows are used in determining the fair value of the CLO Fund investment. The Company determines the fair value of its investments in CLO Fund securities on a security-by-security basis.

Due to the individual attributes of each CLO Fund security, they are classified as a Level III investment unless specific trading activity can be identified at or near the valuation date. When available, observable market information will be identified, evaluated and weighted accordingly in the application of such data to the present value models and fair value determination. Significant assumptions to the present value calculations include default rates, recovery rates, prepayment rates, investment/reinvestment rates and spreads and the discount rate by which to value the resulting underlying cash flows. Such assumptions can vary significantly, depending on market data sources which often vary in depth and level of analysis, understanding of the CLO market, detailed or broad characterization of the CLO market and the application of such data to an appropriate framework for analysis. The application of data points are based on the specific attributes of each individual CLO Fund security’s underlying assets, historic, current and prospective performance, vintage, and other quantitative and qualitative factors that would be evaluated by market participants. The Company evaluates the source of market data for reliability as an indicative market input, consistency amongst other inputs and results and also the context in which such data is presented.

For bond rated note tranches of CLO Fund securities (those above the junior class) without transactions to support a fair value for the specific CLO Fund and tranche, fair value is based on discounting estimated bond payments at current market yields, which may reflect the adjusted yield on the leveraged loan index for similarly rated tranches, as well as prices for similar tranches for other CLO Funds and also other factors such as indicative prices provided by underwriters or brokers who arrange CLO Funds, and the default and recovery rates of underlying assets in the CLO Fund, as may be applicable. Such model assumptions may vary and incorporate adjustments for risk premiums and CLO Fund specific attributes.

3. EARNINGS PER SHARE

In accordance with the provisions of ASC 260, “Earnings per Share” (“ASC 260”), basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

3. EARNINGS PER SHARE  – (continued)

The following information sets forth the computation of basic and diluted net increase (decrease) in stockholders’ equity per share for the three months ended March 31, 2014 and 2013 (unaudited):

	(unaudited) Three Months Ended March 31,
	2014	2013
Net increase in net assets resulting from operations	$3,441,590	$7,213,281
Net decrease in net assets allocated to unvested share awards	(28,183)	(7,935)
Interest on Convertible Notes	—	1,312,500
Amortization of Capitalized Costs on Convertible Notes	—	106,115
Net increase in net assets available to common stockholders	$3,413,407	$8,623,961
Weighted average number of common shares outstanding for basic shares computation	33,337,967	29,266,186
Effect of dilutive securities – stock options	11,949	15,689
Effect of dilutive Convertible Notes	—	7,353,828
Weighted average number of common and common stock equivalent shares outstanding for diluted shares computation	$33,349,916	$36,635,703
Net increase in net assets per basic common shares:
Net increase in net assets from operations	$0.10	$0.25
Net increase in net assets per diluted shares:
Net increase in net assets from operations	$0.10	$0.24

Share-based awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and included in the computation of both basic and diluted earnings per share. Grants of restricted stock awards to the Company’s employees and directors are considered participating securities when there are earnings in the period and the earnings per share calculations include outstanding unvested restricted stock awards in the basic weighted average shares outstanding calculation.

For the quarters ended March 31, 2014 and 2013, options to purchase 11,949 and 15,689 shares of common stock, respectively, were included in the computation of diluted earnings per share.

The Company’s Convertible Notes are included in the computation of the diluted net increase or decrease in net assets resulting from operations per share by application of the “if-converted method.” Under the if-converted method, interest charges applicable to the convertible notes for the period are added to the reported net increase or decrease in net assets resulting from operations and the full amount of shares (pro-rata if not outstanding for the full period) that would be issued are added to weighted average basic shares. Convertible notes are considered anti-dilutive only when its interest per share upon conversion exceeds the basic net increase or decrease in net assets resulting from operations per share. For the three months ended March 31, 2014 and 2013, the effects of the convertible notes are anti-dilutive and dilutive, respectively. For the year ended December 31, 2013, the effect of the convertible notes were anti-dilutive.

The if-converted method of computing the dilutive effects on convertible notes assumes a conversion even if the contracted conversion price exceeds the market value of the shares. As of March 31, 2014 the current conversion rate of the Convertible Notes is approximately 127.4733 shares of our common stock per $1,000 principal amount of the conversion rate, equivalent to a conversion price of approximately $7.84 per share of the Company’s common stock. Upon conversion, the Company may issue the full amount of common stock and retire the full amount of debt outstanding or, at its option, settle the conversion in cash.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

4. INVESTMENTS

The following table shows the Company’s portfolio by security type at March 31, 2014 and December 31, 2013:

	March 31, 2014 (unaudited)			December 31, 2013
Security Type	Cost	Fair Value	%(1)	Cost	Fair Value	%(1)
Money Market Accounts(2)	$4,133,429	$4,133,429	2	$7,112,949	$7,112,949	3
Senior Secured Loan	159,596,442	152,797,023	59	175,021,272	168,188,453	67
Junior Secured Loan	57,494,889	54,978,035	22	50,831,407	48,443,384	19
Senior Unsecured Loan	27,000,000	27,000,000	11	23,000,000	23,000,000	9
First Lien Bond	2,948,836	2,385,000	1	2,948,332	2,546,400	2
Senior Subordinated Bond	4,268,289	4,268,550	2	1,037,707	1,051,540	—
Senior Unsecured Bond	10,896,631	11,085,303	4	10,855,804	11,381,100	5
Senior Secured Bond	1,518,123	1,619,550	1	1,519,072	1,619,550	1
CLO Fund Securities	101,169,147	77,747,524	31	101,696,950	79,452,220	32
Equity Securities	16,289,233	8,212,286	3	18,755,684	11,006,398	4
Preferred	10,054,444	10,657,711	4	10,000,000	10,600,000	4
Asset Manager Affiliates	83,924,720	74,075,000	29	83,378,741	76,148,000	30
Total	$479,294,183	$428,959,411	169%	$486,157,918	$440,549,994	176%

(1)	Calculated as a percentage of Net Asset Value.
(2)	Includes restricted cash held under employee benefit plans.

The industry concentrations based on the fair value of the Company’s investment portfolio as of March 31, 2014 and December 31, 2013, were as follows:

	March 31, 2014 (unaudited)			December 31, 2013(3)
Industry Classification	Cost	Fair Value	%(1)	Cost	Fair Value	%(1)
Aerospace and Defense	$9,241,598	$8,262,746	2%	$9,244,538	$8,100,895	3%
Asset Management Company(2)	83,924,720	74,075,000	29	83,378,741	76,148,000	30
Automotive	15,092,066	15,140,184	6	15,248,090	15,306,403	6
Banking, Finance, Insurance & Real Estate	30,106,699	30,073,375	12	4,190,265	4,299,050	2
Beverage, Food and Tobacco	30,678,942	30,891,888	12	33,758,684	34,026,889	14
Capital Equipment	11,448,449	11,861,307	5	11,450,641	11,792,925	5
Chemicals, Plastics and Rubber	2,914,899	2,913,300	1	2,921,597	2,906,601	1
CLO Fund Securities	101,169,147	77,747,524	30	101,696,950	79,452,220	33
Construction & Building	18,152,025	217,860	—	18,224,720	190,244	—
Consumer goods: Durable	—	1,273,772	1	7,713,071	9,751,622	4
Consumer goods: Non-durable	20,753,460	20,068,181	8	18,864,695	18,266,939	7
Energy: Oil & Gas	11,744,827	13,419,317	5	11,734,558	12,930,563	5
Environmental Industries	6,931,964	6,980,096	3	6,937,663	6,965,896	3
Finance	—	—	—	26,669,356	26,712,914	11
Healthcare & Pharmaceuticals	29,001,457	28,744,797	11	14,352,172	14,430,726	6

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

4. INVESTMENTS  – (continued)

	March 31, 2014 (unaudited)			December 31, 2013(3)
Industry Classification	Cost	Fair Value	%(1)	Cost	Fair Value	%(1)
Healthcare, Education and Childcare	1,079,617	1,000	—	18,340,534	18,445,673	7
High Tech Industries	20,671,185	20,725,084	8	17,989,624	17,989,034	7
Hotel, Gaming & Leisure	3,817,517	3,418,987	1	3,825,126	3,466,520	1
Media: Advertising, Printing & Publishing	14,208,104	14,408,131	6	12,797,615	13,035,590	5
Media: Broadcasting & Subscription	9,699,508	9,667,758	4	9,853,341	9,915,921	4
Metals & Mining	228,563	1,000	—	228,563	1,000	—
Retail	1,378,742	1,283,542	1	3,364,579	3,325,032	1
Services: Business	9,162,252	9,161,651	4	2,984,555	2,999,791	1
Services: Consumer	4,627,502	4,637,023	2	4,065,671	3,001,899	1
Telecommunications	17,136,126	17,174,621	7	17,251,743	17,337,834	7
Time Deposit and Money Market Accounts(4)	4,133,429	4,133,429	2	7,112,949	7,112,949	3
Transportation: Cargo	16,076,036	16,699,547	7	16,030,051	16,643,254	7
Utilities: Electric	5,915,349	5,978,291	2	5,927,826	5,993,610	2
Total	$479,294,183	$428,959,411	169%	$486,157,918	$440,549,994	176%

(1)	Calculated as a percentage of net asset value.
(2)	Represents the Asset Manager Affiliates.
(3)	Certain prior year amounts have been reclassified to conform to the current year presentation.
(4)	Includes restricted cash held under employee benefit plans.

The Company may invest up to 30% of the investment portfolio in “non-qualifying” opportunistic investments in debt and equity securities of CLO Funds, distressed debt or debt and equity securities of public companies. The Company expects that these public companies generally will have debt that is non-investment grade. Within this 30% of the portfolio, the Company also may invest in debt of middle market companies located outside of the United States.

At March 31, 2014 and December 31, 2013, the total amount of non-qualifying assets was approximately 17% and 19% of total assets, respectively. The majority of non-qualifying assets were foreign investments which were approximately 17% and 18% of the Company’s total assets, respectively (including the Company’s investments in CLO Funds, which are typically domiciled outside the U.S. and represented approximately 17% of its total assets on such dates).

At March 31, 2014 and December 31, 2013, the Company’s ten largest portfolio companies represented approximately 43% and 42%, respectively, of the total fair value of its investments. The Company’s largest investment, the Asset Manager Affiliates, which are its wholly-owned asset managers, represented 17% of the total fair value of the Company’s investments at both March 31, 2014 and December 31, 2013. Excluding the Asset Manager Affiliates and CLO Fund securities, the Company’s ten largest portfolio companies represented approximately 19% and 18% of the total fair value of the Company’s investments at March 31, 2014 and December 31, 2013, respectively.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

4. INVESTMENTS  – (continued)

All CLO Funds managed by the Asset Manager Affiliates are currently making quarterly dividend distributions to the Company and are paying all senior and subordinate management fees to the Asset Manager Affiliates. With the exception of the Katonah III, Ltd. CLO Fund and the Katonah V, Ltd. CLO Funds, all third-party managed CLO Funds are making dividend distributions to the Company.

Fair Value Measurements

The Company follows the provisions of ASC 820: Fair Value, which among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. This standard defines fair value and establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value and expands disclosures about assets and liabilities measured at fair value. ASC 820: Fair Value defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This fair value definition focuses on an exit price in the principal, or most advantageous market, and prioritizes, within a measurement of fair value, the use of market-based inputs (which may be weighted or adjusted for relevance, reliability and specific attributes relative to the subject investment) over entity-specific inputs. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Subsequent to the adoption of ASC 820: Fair Value, the FASB has issued various staff positions clarifying the initial standard (see Note 2. “Significant Accounting Policies — Investments”).

ASC 820: Fair Value establishes the following three-level hierarchy, based upon the transparency of inputs to the fair value measurement of an asset or liability as of the measurement date:

Level I — Unadjusted quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed securities. As required by ASC 820: Fair Value, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably affect the quoted price.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. Such inputs may be quoted prices for similar assets or liabilities, quoted markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full character of the financial instrument, or inputs that are derived principally from, or corroborated by, observable market information. Investments which are generally included in this category include illiquid debt securities and less liquid, privately held or restricted equity securities for which some level of recent trading activity has been observed.

Level III — Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs may be based on the Company’s own assumptions about how market participants would price the asset or liability or may use Level II inputs, as adjusted, to reflect specific investment attributes relative to a broader market assumption. These inputs into the determination of fair value may require significant management judgment or estimation. Even if observable market data for comparable performance or valuation measures (earnings multiples, discount rates, other financial/valuation ratios, etc.) are available, such investments are grouped as Level III if any significant data point that is not also market observable (private company earnings, cash flows, etc.) is used in the valuation methodology.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

4. INVESTMENTS  – (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and the Company considers factors specific to the investment. A majority of the Company’s investments are classified as Level III. The Company evaluates the source of inputs, including any markets in which its investments are trading, in determining fair value. Inputs that are highly correlated to the specific investment being valued and those derived from reliable or knowledgeable sources will tend to have a higher weighting in determining fair value. Ongoing reviews by the Company’s investment analysts, Chief Investment Officer, Valuation Committee and independent valuation firms (if engaged) may include factors such as an assessment of each underlying investment, its current and prospective operating and financial performance, consideration of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, performance factors, and other investment or industry specific market data, among other factors.

The following table summarizes the fair value of investments by the above ASC 820: Fair Value fair value hierarchy levels as of March 31, 2014 (unaudited) and December 31, 2013, respectively:

	As of March 31, 2014 (unaudited)
	Level I	Level II	Level III	Total
Money market accounts	$—	$4,133,429	$—	$4,133,429
Debt securities	—	72,025,686	192,765,486	264,791,172
CLO Fund securities	—	—	77,747,524	77,747,524
Equity securities	—	—	8,212,286	8,212,286
Asset Manager Affiliates	—	—	74,075,000	74,075,000
Total	$—	$76,159,115	$352,800,296	$428,959,411

	As of December 31, 2013
	Level I	Level II	Level III	Total
Money market accounts	$—	$7,112,949	$—	$7,112,949
Debt securities	—	68,733,053	198,097,374	266,830,427
CLO Fund securities	—	—	79,452,220	79,452,220
Equity securities	—	—	11,006,398	11,006,398
Asset Manager Affiliates	—	—	76,148,000	76,148,000
Total	$—	$75,846,002	$364,703,992	$440,549,994

As a BDC, it is required that the Company invest primarily in the debt and equity of non-public companies for which there is little, if any, market-observable information. As a result a significant portion of the Company’s investments at any given time will likely be deemed Level III investments.

Investment values derived by a third party pricing service are generally deemed to be Level III values. For those that have observable trades, the Company considers them to be Level II.

Values derived for debt and equity securities using comparable public/private companies utilize market-observable data from such comparables and specific, non-public and non-observable financial measures (such as earnings or cash flows) for the private, underlying company/issuer. Such non-observable company/issuer data is typically provided on a monthly or quarterly basis, is certified as correct by the management of the company/issuer and/or audited by an independent accounting firm on an annual basis. Since such private company/issuer data is not publicly available it is not deemed market-observable data and, as a result, such investment values are grouped as Level III assets.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

4. INVESTMENTS  – (continued)

Values derived for the Asset Manager Affiliates using comparable public/private companies generally utilize market-observable data and specific, non-public and non-observable financial measures (such as assets under management, historical and prospective earnings) for the Asset Manager Affiliates. The Company recognizes that comparable asset managers may not be fully comparable to the Asset Manager Affiliates and typically identifies a range of performance measures and/or adjustments within the comparable population with which to determine value. Since any such ranges and adjustments are entity specific they are not considered market-observable data and thus require a Level III grouping. Illiquid investments that have values derived through the use of discounted cash flow models and residual enterprise value models are grouped as Level III assets.

The Company’s policy for determining transfers between levels is based solely on the previously defined three-level hierarchy for fair value measurement. Transfers between the levels of the fair value hierarchy are separately noted in the tables below and the reason for such transfer described in each table’s respective footnotes. Investments measured at fair value for which the Company has used unobservable inputs to determine fair value are as follows:

	Three Months Ended March 31, 2014 (unaudited)
	Debt Securities	CLO Fund Securities	Equity Securities	Asset Manager Affiliate	Total
Balance, December 31, 2013	$198,097,374	$79,452,220	$11,006,399	$76,148,000	$364,703,993
Transfers out of Level III(1)	(17,598,201)	—	—	—	(17,598,201)
Transfers into Level III(2)	9,486,196	—	—	—	9,486,196
Net accretion of discount	53,815	66,083	—	—	119,898
Purchases	14,331,952	—	1,051,642	545,979	15,929,573
Sales/Paydowns	(4,840,848)	(593,887)	(3,516,700)	—	(8,951,435)
Total realized gain (loss) included in earnings	191,567	—	(1,393)	—	190,174
Total unrealized gain (loss) included in earnings	(6,956,369)	(1,176,892)	(327,662)	(2,618,979)	(11,079,902)
Balance, March 31, 2014	$192,765,486	$77,747,524	$8,212,286	$74,075,000	$352,800,296
Changes in unrealized gains (losses) included in earnings related to investments still held at reporting date	$(7,001,369)	$(1,176,892)	$(327,662)	$(2,618,979)	$(11,124,902)

(1)	Transfers out of Level III represent a transfer of $17,598,201 relating to debt securities for which pricing inputs, other than their quoted prices in active markets were observable as of March 31, 2014.
(2)	Transfers into Level III represent a transfer of 9,486,196 relating to debt securities for which pricing inputs, other than their quoted prices in active markets were unobservable as of March 31,2014.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

4. INVESTMENTS  – (continued)

	Year Ended December 31, 2013
	Debt Securities	CLO Fund Securities	Equity Securities	Asset Manager Affiliate	Total
Balance, December 31, 2012	$51,865,406	$83,257,507	$8,020,716	$77,242,000	$220,385,629
Transfers out of Level III(1)	(2,783,195)	—	—	—	(2,783,195)
Transfers into Level III(2)	34,070,557	—	—	—	34,070,557
Net accretion of discount	174,977	216,443	—	217,212	608,632
Purchases	192,112,854	11,957,500	3,813,838	—	207,884,192
Sales/Paydowns	(70,461,486)	(623,403)	(2,882,107)	—	(73,966,996)
Total realized gain (loss) included in earnings	2,972,071	—	(551,636)	—	2,420,435
Total unrealized gain (loss) included in earnings	(9,853,810)	(15,355,827)	2,605,588	(1,311,212)	(23,915,261)
Balance, December 31, 2013	$198,097,374	$79,452,220	$11,006,399	$76,148,000	$364,703,993
Changes in unrealized gains (losses) included in earnings related to investments still held at reporting date	$(9,853,810)	$(15,355,827)	$2,605,588	$(1,311,212)	$(23,915,261)

(1)	Transfers out of Level III represent a transfer of $2,783,195 relating to debt securities for which pricing inputs, other than their quoted prices in active markets were observable as of December 31, 2013
(2)	Transfers into Level III represent a transfer of $34,070,557 relating to debt securities for which pricing inputs, other than their quoted prices in active markets were unobservable as of December 31, 2013.

As of March 31, 2014, the Company’s Level II portfolio investments were valued by a third party pricing services for which the prices are not adjusted and for which inputs are observable or can be corroborated by observable market data for substantially the full character of the financial instrument, or by inputs that are derived principally from, or corroborated by, observable market information. The fair value of the Company’s Level II portfolio investments was $76,159,115 as of March 31, 2014.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

4. INVESTMENTS  – (continued)

As of March 31, 2014, the Company’s Level III portfolio investments had the following valuation techniques and significant inputs:

Type	Fair Value	Primary Valuation Methodology	Unobservable Inputs	Range of Inputs (Weighted Average)
Debt Securities	$ 7,172,482	Enterprise Value	Average EBITDA Multiple/WAAC	8.5x/6.7% – 7.6x/14.3% (8.1x/10.0%)
	$185,375,144	Income Approach	Implied Discount Rate	2.1% – 9.4% (4.1%)
	$ 31,015	Options Value	Qualitative Inputs(1)
	$ 186,845	Recovery Approach	Qualitative Inputs(1)
Equity Securities	$ 8,208,286	Enterprise Value	Average EBITDA Multiple/WAAC	3.3x/10.0% – 7.6x/14.3% (6.2x/13.5%)
	$ 4,000	Options Value	Qualitative Inputs(1)
CLO Fund Securities	$ 45,654,074	Discounted Cash Flow	Discount Rate	11% (11%)
			Probability of Default	2% – 15% (2.6%)
			Loss Severity	20% – 30% (20.5%)
			Recovery Rate	70% – 80% (79.5%)
			Prepayment Rate	30% (30%)
	$ 32,093,450	Market Approach	Third Party Quote	75.5 – 93 (88.7)
Asset Manager Affiliate	$ 74,075,000	Discounted Cash Flow	Discount Rate	1.99 – 7.78 (6.77)

Total Level III Investments	$352,800,296

(1)	The qualitative inputs used in the fair value measurements of the Debt Securities include estimates of the distressed liquidation value of the pledged collateral.

The significant unobservable inputs used in the fair value measurement of the Company’s debt securities may include, among other things, broad market indices, the comparable yields of similar investments in similar industries, effective discount rates, average EBITDA multiples, and weighted average cost of capital. Significant increases or decreases in such comparable yields would result in a significantly lower or higher fair value measurement.

The significant unobservable inputs used in the fair value measurement of the Company’s equity securities include the EBITDA multiple of similar investments in similar industries and the weighted average cost of capital. Significant increases or decreases in such inputs would result in a significantly lower or higher fair value measurement.

Significant unobservable inputs used in the fair value measurement of the Company’s CLO Fund securities include default rates, recovery rates, prepayment rates, spreads, and the discount rate by which to value the resulting underlying cash flows. Such assumptions can vary significantly, depending on market data sources which often vary in depth and level of analysis, understanding of the CLO market, detailed or broad characterization of the CLO market and the application of such data to an appropriate framework for analysis. The application of data points are based on the specific attributes of each individual CLO Fund security’s underlying assets, historic, current and prospective performance, vintage, and other quantitative and qualitative factors that would be evaluated by market participants. The Company evaluates the source of market data for reliability as an indicative market input, consistency amongst other inputs and results and also the context in which such data is presented. Significant increases or decreases in probability of default and loss severity inputs in isolation would result in a significantly lower or higher fair value measurement. In general, a change in the assumption of the probability of default is accompanied by a directionally similar change in the

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

4. INVESTMENTS  – (continued)

assumption used for the loss severity in an event of default. Significant increases or decreases in the discount rate in isolation would result in a significantly lower or higher fair value measurement.

The significant unobservable input used in the fair value measurement of the Asset Manager Affiliates is the discount rate used to present value prospective cash flows. Prospective revenues are generally based on a fixed percentage of the par value of CLO Fund assets under management and are recurring in nature for the term of the CLO Fund so long as the Asset Manager Affiliates manage the fund. As a result, the fees earned by the Asset Manager Affiliates are generally not subject to market value fluctuations in the underlying collateral. The discounted cash flow model incorporates different levels of discount rates depending on the hierarchy of fees earned (including the likelihood of realization of senior, subordinate and incentive fees) and prospective modeled performance. Significant increases or decreases in such discount rate would result in a significantly lower or higher fair value measurement.

5. ASSET MANAGER AFFILIATES

Wholly-Owned Asset Managers

The Asset Manager Affiliates are wholly-owned portfolio companies. The Asset Manager Affiliates manage CLO Funds primarily for third party investors that invest in broadly syndicated loans, high yield bonds and other credit instruments issued by corporations. At March 31, 2014 and December 31, 2013, the Asset Manager Affiliates had approximately $3.0 billion and $3.2 billion, respectively, of par value of assets under management, and the Company’s 100% equity interest in the Asset Manager Affiliates had a fair value of approximately $74 million and $76 million, respectively.

As a manager of the CLO Funds, the Asset Manager Affiliates receive contractual and recurring management fees from the CLO Funds for their management and advisory services. The annual fees which the Asset Manager Affiliates receive are generally based on a fixed percentage of assets under management (at par value and not subject to changes in market value), and the Asset Manager Affiliates generate net operating income equal to the amount by which their fee income exceeds their operating expenses, including compensation of their employees. The management fees the Asset Manager Affiliates receive have three components — a senior management fee, a subordinated management fee and an incentive fee. Currently, all CLO Funds managed by the Asset Manager Affiliates are paying both their senior and subordinated management fees on a current basis. Additionally, five managed funds made incentive fee distributions during the quarter ended March 31, 2014.

The net income that the Asset Manager Affiliates generate through their operations may be distributed to the Company. Any distributions of the Asset Manager Affiliates’ net income are recorded as “Dividends from Asset Manager Affiliates” and are recorded as declared (where declaration date represents ex-dividend date) by the Asset Manager Affiliates on the Company’s statement of operations. For the three months ended March 31, 2014, the Asset Manager Affiliates declared distributions of $3.0 million to the Company which was included in accounts receivable as of March 31, 2014.

The Asset Manager Affiliates’ fair value is determined quarterly. The valuation is primarily determined utilizing a discounted cash flow model. See Note 2, “Significant Accounting Policies” and Note 4, “Investments” for further information relating to the Company’s valuation methodology.

As a result of the consolidation of the CLO Funds into the Asset Manager Affiliates, the financial results of the Asset Manager Affiliates indicate that they qualify as a “significant subsidiary” of the Company requiring the following additional disclosures. In addition, Katonah 2007-I CLO and Katonah X CLO qualify as “significant subsidiaries” of the Company and the Company is also required to make the additional disclosures about them below. These disclosures regarding the Asset Manager Affiliates and Katonah 2007-I CLO and Katonah X CLO do not directly impact the financial position, results of operations, or cash flows of the Company.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

5. ASSET MANAGER AFFILIATES  – (continued)

Asset Manager Affiliates
Summarized Balance Sheet Information (unaudited)

	As of March 31, 2014	As of December 31, 2013
Investments of CLO Funds, at fair value	$2,800,248,201	$2,964,229,086
Restricted cash of CLO Funds	223,264,573	278,813,923
Total assets	3,068,014,753	3,299,810,068
CLO Fund liabilities at fair value	2,885,936,474	3,079,835,713
Total liabilities	2,953,425,158	3,176,654,741
Total Asset Manager Affiliates equity	40,782,843	38,855,099
Appropriated retained earnings of consolidated VIEs	76,841,811	84,300,228

Asset Manager Affiliates
Summarized Statements of Operations Information (unaudited)

	For the three months ended March 31,
	2014	2013
Interest income – investments of CLO Funds	$27,684,485	$33,267,427
Total income	30,388,785	36,311,272
Interest expense of CLO Fund liabilities	24,525,198	29,772,085
Total expenses	30,906,163	34,844,224
Net realized and unrealized gains (losses)	(4,718,488)	(9,478,937)
Net loss attributable to noncontrolling interests in consolidated Variable Interest Entities	(7,458,418)	(9,171,141)
Net income attributable to Asset Manager Affiliates	1,346,460	762,649

Katonah 2007-I CLO Ltd.
Summarized Balance Sheet Information (unaudited)

	As of March 31, 2014	As of December 31, 2013
Total investments at fair value	$315,959,003	$310,427,788
Cash	9,793,137	15,260,243
Total assets	326,380,541	326,362,942
CLO Debt at fair value	315,117,859	314,549,615
Total liabilities	322,334,041	320,828,003
Total Net Assets	4,046,500	5,534,939

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

5. ASSET MANAGER AFFILIATES  – (continued)

Katonah 2007-I CLO Ltd.
Summarized Statements of Operations Information (unaudited)

	For the three months ended March 31,
	2014	2013
Interest income from investments	$2,992,131	$3,225,687
Total income	3,297,648	3,386,608
Interest expense	2,793,908	2,993,892
Total expenses	3,116,987	3,270,996
Net realized and unrealized losses	(1,669,100)	(1,759,451)
Decrease in net assets resulting from operations	(1,488,439)	(1,643,839)

Katonah X CLO Ltd.
Summarized Balance Sheet Information (unaudited)

	As of March 31, 2014	As of December 31, 2013
Total investments at fair value	$371,104,906	$408,698,814
Cash	28,249,249	26,050,568
Total assets	400,389,122	435,799,911
CLO Debt at fair value	382,224,287	416,405,403
Total liabilities	383,420,327	417,800,701
Total Net Assets	16,968,795	17,999,210

Katonah X CLO Ltd.
Summarized Statements of Operations Information (unaudited)

	For the three months ended March 31,
	2014	2013
Interest income from investments	$3,727,983	$5,004,259
Total income	3,922,489	5,356,117
Interest expense	2,645,548	4,737,682
Total expenses	3,850,597	5,425,919
Net realized and unrealized losses	(1,102,305)	(1,136,684)
Decrease in net assets resulting from operations	(1,030,414)	(1,206,486)

As separately regarded entities for tax purposes, the Asset Manager Affiliates are taxed at normal corporate rates. For tax purposes, any distributions by the Asset Manager Affiliates to the Company would generally need to be distributed to the Company’s shareholders. Generally, such distributions of the Asset Manager Affiliates’ income to the Company’s shareholders will be considered as qualified dividends for tax purposes. The Asset Manager Affiliates’ taxable net income will differ from U.S. GAAP net income because of deferred tax temporary differences and permanent tax adjustments. Deferred tax temporary differences may include differences for the recognition and timing of depreciation, bonuses to employees and stock option expense, among other things. Permanent differences may include adjustments, limitations or disallowances for meals and entertainment expenses, penalties, tax goodwill amortization and net operating loss carryforward.

Goodwill amortization for tax purposes was created upon the purchase of 100% of the equity interests in Katonah Debt Advisors prior to the Company’s IPO in exchange for shares of the Company’s stock valued at $33 million. Although this transaction was a stock transaction rather than an asset purchase and thus no

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

5. ASSET MANAGER AFFILIATES  – (continued)

goodwill was recognized for U.S. GAAP purposes, such exchange was considered an asset purchase under Section 351(a) of the U.S. Internal Revenue Code. At the time of the transfer, Katonah Debt Advisors had equity of approximately $1 million resulting in tax goodwill of approximately $32 million which will be amortized for tax purposes on a straight-line basis over 15 years, which accounts for an annual difference between U.S. GAAP income and taxable income by approximately $2 million per year over such period.

Additional goodwill amortization for tax purposes was created upon the purchase of 100% of the equity interests in Trimaran Advisors by its sole member, Commodore Holding, L.L.C., in exchange for shares of the KCAP Financial’s stock valued at $25.5 million and cash of $13.0 million. The transaction was considered an asset purchase under Section 351(a) of the code and resulted in tax goodwill of approximately $22.8 million which will be amortized for tax purposes on a straight-line basis over 15 years, which accounts for an annual difference between GAAP income and taxable income by approximately $1.5 million per year over such period.

Related Party Transactions

On November 20, 2012, the Company entered into a senior credit agreement (the “Senior Credit Facility”) with Trimaran Advisors, pursuant to which Trimaran Advisors may borrow from time to time up to $20 million from the Company in order to provide the capital necessary to support one or more of Trimaran Advisors’ warehouse lines and/or working capital in connection with Trimaran Advisors’ warehouse activities. The Senior Credit Facility had an expiration date of November 20, 2017 and bore interest at an annual rate of 9.0%. On December 27, 2012, the Senior Credit Facility was terminated and there are no borrowings outstanding.

On February 26, 2013, the Company entered into a senior credit agreement (the “Trimaran Credit Facility”) with Trimaran Advisors, pursuant to which Trimaran Advisors may borrow from time to time up to $20 million from the Company in order to provide capital necessary to support one or more of Trimaran Advisors’ warehouse lines of credit and/or working capital in connection with Trimaran Advisors’ warehouse activities. The Trimaran Credit Facility expires on November 20, 2017 and bears interest at an annual rate of 9.0%. On April 15, 2013, the Trimaran Credit Facility was amended and upsized from $20 million to $23 million. At March 31, 2014, there was $23 million outstanding under the Trimaran Credit Facility, which is included in the Company’s Schedule of Investments. For the three months ended March 31, 2014, the Company recognized interest income of $517,500 related to the Trimaran Credit Facility.

6. BORROWINGS

The Company’s debt obligations consist of the following:

	As of March 31, 2014 (unaudited)	As of December 31, 2013
Convertible Notes, due March 15, 2016	$49,008,000	$49,008,000
7.375% Notes Due 2019	$41,400,000	$41,400,000
Notes Issued by KCAP Senior Funding I, LLC (net of discount: 2014 – $3,065,627; 2013 – $3,139,780)	$102,293,250	$102,184,373

The weighted average stated interest rate and weighted average maturity on all our debt outstanding as of March 31, 2014 were 5.08% and 7.17 years, respectively, and as of December 31, 2013 were 5.08% and 7.43 years, respectively.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

6. BORROWINGS  – (continued)

Convertible Notes

On March 16, 2011, the Company issued $55 million in aggregate principal amount of unsecured 8.75% convertible notes due March 2016 (“Convertible Notes”). On March 23, 2011, pursuant to an over-allotment option, the Company issued an additional $5 million of such Convertible Notes for a total of $60 million in aggregate principal amount. The net proceeds from the sale of the Convertible Notes, following underwriting expenses, were approximately $57.7 million. Interest on the Convertible Notes is paid semi-annually in arrears on March 15 and September 15, at a rate of 8.75%, commencing September 15, 2011. The Convertible Notes mature on March 15, 2016 unless converted earlier. The Convertible Notes are senior unsecured obligations of the Company.

The Convertible Notes are convertible into shares of Company’s common stock. As of March 31, 2014 the conversion rate was 127.4733 shares of common stock per $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $7.84 per share of common stock. Upon conversion, the Company would issue the full amount of common stock or settle the conversion in cash, at its option, and retire the full amount of debt outstanding.

Upon conversion, unless a holder converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder will receive a separate cash payment with respect to the Convertible Notes surrendered for conversion representing accrued and unpaid interest to, but not including the conversion date. Any such payment will be made on the settlement date applicable to the relevant conversion on the Convertible Notes.

No holder of Convertible Notes will be entitled to receive shares of the Company’s common stock upon conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a beneficial owner (within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder) of more than 5.0% of the shares of the Company’s common stock outstanding at such time. The 5.0% limitation shall no longer apply following the effective date of any fundamental change.

Subject to certain exceptions, holders may require us to repurchase, for cash, all or part of their Convertible Notes upon a fundamental change at a price equal to 100% of the principal amount of the Convertible Notes being repurchased plus any accrued and unpaid interest up to, but excluding, the fundamental change repurchase date. In addition, in the case of certain fundamental changes and without duplication of the foregoing amount, the Company will also pay holders an amount in cash (or, in certain circumstances, shares of the Company’s common stock) equal to the present value of the remaining interest payments on such notes through, and including, the maturity date.

In connection with the issuance of the Convertible Notes, the Company incurred approximately $2.4 million of debt offering costs, which are being amortized over the term of the facility on an effective yield method, of which approximately $846,000 remains to be amortized, as recorded on the consolidated balance sheets in other assets. On April 4, 2013, approximately $9 million of the Company’s 8.75% Convertible Notes were converted at a price basis per share of $8.159 into 1,102,093 shares of KCAP common stock. On September 4, 2013, the Company purchased $2.0 million face value of its own Convertible Notes at $114.50 plus accrued interest. KCAP subsequently surrendered these notes to the Trustee for cancellation effective September 13, 2013. Due to the cash conversion option embedded in the Convertible Notes, the Company applied the guidance in ASC 470-40-20, Debt with Conversion and Other Options and realized a loss on the extinguishment of this debt. For the three months ended March 31, 2014 there were no realized losses on extinguishment of debt. The indenture governing the Convertible Notes contains certain restrictive covenants, including compliance with certain provisions of the 1940 Act and conditions governing the undertaking of new debt.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

6. BORROWINGS  – (continued)

For the three months ended March 31, 2014 and 2013, interest expense related to the Convertible Notes was $1.1 million and $1.3 million, respectively.

The Convertible Notes have been analyzed for any features that would require its accounting to be bifurcated. There are no features that require accounting to be bifurcated, and as a result, they are recorded as a liability at their contractual amounts. At March 31, 2014, the Company was in compliance with all of its debt covenants.

Fair Value of Convertible Notes.  The Company carries the Convertible Notes at cost. The Convertible Notes were issued in a private placement and there is no active trading of these notes. The estimated fair value of the Company’s outstanding Convertible Notes was approximately $58.3 million at March 31, 2014. The fair value was determined based on an indicative closing price as of March 31, 2014. The Convertible Notes are categorized as Level III following ASC 820 Fair Value.

7.375% Notes Due 2019

On October 10, 2012, the Company issued $41.4 million in aggregate principal amount of unsecured 7.375% Notes due 2019. The net proceeds for these Notes, following underwriting expenses, were approximately $39.9 million. Interest on the 7.375% Notes Due 2019 is paid quarterly in arrears on March 30, June 30, September 30 and December 30, at a rate of 7.375%, commencing December 30, 2012. The 7.375% Notes Due 2019 mature on September, 30, 2019 and are senior unsecured obligations of the Company. In addition, due to the asset coverage test applicable to the Company as a BDC and a covenant that the Company agreed to in connection with the issuance of the 7.375% Notes Due 2019, the Company is limited in its ability to make distributions in certain circumstances. The indenture governing the 7.375% Notes Due contains certain restrictive covenants, including compliance with certain provisions of the 1940 Act relating to borrowing and dividends. At March 31, 2014, the Company was in compliance with all of its debt covenants.

For both of the three month periods ended March 31, 2014 and 2013, interest expense related to the 7.375% Notes Due 2019 was $763,000.

In connection with the issuance of the 7.375% Notes Due 2019, the Company incurred approximately $1.5 million of debt offering costs which are being amortized over the term of the facility on an effective yield method, of which approximately $1.2 million remains to be amortized, as recorded on the consolidated balance sheets in other assets.

Fair Value of 7.375% Notes Due 2019.  The 7.375% Notes Due 2019 were issued in a public offering on October 10, 2012 and are carried at cost. The fair value of the Company’s outstanding 7.375% Notes Due 2019 was approximately $43 million at March 31, 2014. The fair value was determined based on the closing price on March 31, 2014 for the 7.375% Notes Due 2019. The 7.375% Notes Due 2019 are categorized as Level I under ASC 820 Fair Value.

KCAP Senior Funding I, LLC (Debt Securitization)

On June 18, 2013, Company completed the sale of notes in a $140,000,000 debt securitization financing transaction. The notes offered in this transaction (the “KCAP Senior Funding I Notes”) were issued by KCAP Senior Funding I, LLC, a newly formed special purpose vehicle (the “Issuer”), in which KCAP Senior Funding I Holdings, LLC, a wholly-owned subsidiary of the Company (the “Depositor”), owns all of the Subordinated Notes, and are backed by a diversified portfolio of bank loans. The indenture governing the KCAP Senior Funding I Notes contains an event of default that is triggered in the event that certain coverage tests are not met.

The secured notes (the “KCAP Senior Funding I Secured Notes”) were issued as Class A-1 senior secured floating rate notes which have an initial face amount of $77,250,000, are rated AAA (sf)/Aaa (sf) by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., respectively, and bear interest at the

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

6. BORROWINGS  – (continued)

three-month LIBOR plus 1.50%, Class B-1 senior secured floating rate notes which have an initial face amount of $9,000,000, are rated AA (sf)/Aa2 (sf) by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., respectively, and bear interest at three-month LIBOR plus 3.25%, Class C-1 secured deferrable floating rate notes which have an initial face amount of $10,000,000, are rated A (sf)/A2 (sf) by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., respectively, and bear interest at three-month LIBOR plus 4.25%, and Class D-1 secured deferrable floating rate notes which have an initial face amount of $9,000,000, are rated BBB (sf)/Baa2 (sf) by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., respectively, and bear interest at three-month LIBOR plus 5.25%. The Depositor retained all of the subordinated notes of the Issuer (the “KCAP Senior Funding I Subordinated Notes”), which have an initial face amount of $34,750,000. The KCAP Senior Funding I Subordinated Notes do not bear interest and are not rated. Both the KCAP Senior Funding I Secured Notes and the KCAP Senior Funding I Subordinated Notes have a stated maturity on the payment date occurring in July, 2024, and are subject to a two year non-call period. The Issuer has a four year reinvestment period. The stated interest rate re-sets on a quarterly basis based upon the then-current level of the benchmark three-month LIBOR.

As part of this transaction, the Company entered into a master loan sale agreement with the Depositor and the Issuer under which the Company sold or contributed certain bank loans to the Depositor, and the Depositor sold such loans to the Issuer in exchange for a combination of cash and the issuance of the KCAP Senior Funding I Subordinated Notes to the Depositor.

In connection with the issuance and sale of the KCAP Senior Funding I Notes, the Company has made customary representations, warranties and covenants in the purchase agreement by and between the Company, the Depositor, the Issuer and Guggenheim Securities, LLC, which served as the initial purchaser of the KCAP Senior Funding I Secured Notes. The KCAP Senior Funding I Secured Notes are the secured obligations of the Issuer, and an indenture governing the KCAP Senior Funding I Notes includes customary covenants and events of default. The KCAP Senior Funding I Notes were sold in a private placement transaction and have not been, and will not be, registered under the Securities Act of 1933, as amended, or any state “blue sky” laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from registration.

The Company will serve as collateral manager to the Issuer under a collateral management agreement, which contains customary representations, warranties and covenants. Under the collateral management agreement, the Company will perform certain investment management functions, including supervising and directing the investment and reinvestment of the Issuer’s assets, as well as perform certain administrative and advisory functions.

In addition, because each is a consolidated subsidiary, the Company did not recognize any gain or loss on the transfer of any of our portfolio assets to such vehicles in connection with the issuance and sale of the KCAP Senior Funding I Notes.

As of March 31, 2014, there were 47 investments in portfolio companies with a total fair value of approximately $133 million, collateralizing the secured notes of the Issuer. At March 31, 2014, there were unamortized issuance costs of approximately $3.5 million included in other assets, and unamortized original issue discount, (“OID”) costs of approximately $3.0 million included in Notes issued by KCAP Senior Funding I, LLC liabilities in the accompanying consolidated balance sheet. The pool of loans in the securitization must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.

For the period ended March 31, 2014, interest expense, including the amortization of deferred debt issuance costs and the discount on the face amount of the notes, was approximately $1.0 million consisting of stated interest expense of approximately $770,000, accreted discount of approximately $109,000, and deferred debt issuance costs of approximately $127,000. As of March 31, 2014 the stated interest charged under the

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

6. BORROWINGS  – (continued)

securitization was based on current three month LIBOR, which was 0.24%. The classes, stated interest rates, spread over LIBOR, and stated interest expense are as follows:

	Stated Interest Rate	LIBOR Spread (basis points)	Stated Interest Expense(1)
KCAP Senior Funding LLC Class A-1 Notes	1.74%	150	$257,125
KCAP Senior Funding LLC Class B-1 Notes	3.49%	325	60,144
KCAP Senior Funding LLC Class C-1 Notes	4.49%	425	85,993
KCAP Senior Funding LLC Class D-1 Notes	5.49%	525	94,644
Total			$497,906

(1)	Stated Interest Rate and Stated Interest Expense will vary based upon prevailing 3 month LIBOR as of the reset date. Stated Interest Expense amounts above represent the amounts payable and accrual at March 31, 2014 using prevailing rates.

The amounts, ratings and interest rates (expressed as a spread to LIBOR) of the Class A-1, B-1, C-1, and D-1 are as follows:

Description	Class A-1 Notes	Class B-1 Notes	Class C-1 Notes	Class D-1 Notes
Type	Senior Secured Floating Rate	Senior Secured Floating Rate	Secured Deferrable Floating Rate	Secured Deferrable Floating Rate
Amount Outstanding	$77,250,000	$9,000,000	$10,000,000	$9,000,000
Moody's Rating (sf)	“Aaa”	“Aa2”	“A2”	“Baa2”
Standard & Poor's Rating (sf)	“AAA”	“AA”	“A”	“BBB”
Interest Rate	LIBOR + 1.50%	LIBOR + 3.25%	LIBOR + 4.25%	LIBOR + 5.25%
Stated Maturity	July, 2024	July, 2024	July, 2024	July, 2024
Junior Classes	B-1, C-1, D-1 and Subordinated	C-1, D-1 and Subordinated	D-1 and Subordinated	Subordinated

The Company’s outstanding principal amounts, carrying values and fair values of the Class A-1, B-1, C-1 and D-1 Notes are as follows:

	As of March 31, 2014 (unaudited)
	Principal Amount	Carrying Value	Fair Value
KCAP Senior Funding LLC Class A-1 Notes	$77,250,000	$75,079,844	$75,511,875
KCAP Senior Funding LLC Class B-1 Notes	9,000,000	8,747,166	8,685,000
KCAP Senior Funding LLC Class C-1 Notes	10,000,000	9,719,074	9,550,000
KCAP Senior Funding LLC Class D-1 Notes	9,000,000	8,747,166	8,550,000
Total	$105,250,000	$102,293,250	$102,296,875

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

6. BORROWINGS  – (continued)

Fair Value of KCAP Senior Funding-I.  The Company carries the KCAP Senior Funding-I Notes at cost, net of unamortized discount of $2,956,750. The fair value of the KCAP Senior Funding-I Notes was approximately $102.3 million at March 31, 2014. The fair values were determined based on third party indicative values. The KCAP Senior Funding-I Notes are categorized as Level III under ASC 820 Fair Value.

7. DISTRIBUTABLE TAXABLE INCOME

Effective December 11, 2006, the Company elected to be treated as a RIC under the Code and adopted a December 31 tax-calendar year end. As a RIC, the Company is not subject to federal income tax on the portion of its taxable income and gains distributed currently to its stockholders as a dividend. The Company’s quarterly dividends, if any, are determined by the Board of Directors. The Company anticipates distributing at least 90% of its taxable income and gains, within the Subchapter M rules, and thus the Company anticipates that it will not incur any federal or state income tax at the RIC level. As a RIC, the Company is also subject to a federal excise tax based on distributive requirements of its taxable income on a calendar year basis (e.g., calendar year 2014). Depending on the level of taxable income earned in a tax year, the Company may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income, to the extent required. The Company anticipates timely distribution of its taxable income within the tax rules, and the Company anticipates that it will not incur a US federal excise tax for the calendar year 2014.

The following reconciles net increase in net assets resulting from operations to taxable income for the three months ended March 31, 2014:

Three Months Ended March 31, 2014 (unaudited)
Net increase in net assets resulting from operations	$3,441,590
Net change in unrealized depreciation from investments	4,726,848
Excess capital gains over capital losses	(309,581)
Income not on GAAP books currently taxable	42,099
Income not currently taxable	(35,867)
Expenses not currently deductible	189,873
Taxable income before deductions for distributions	$8,054,962
Taxable income before deductions for distributions per weighted average basic shares for the period	$0.24
Taxable income before deductions for distributions per weighted average diluted shares for the period	$0.24

Tax-basis taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to: (1) unrealized appreciation (depreciation) on investments, as investment gains and losses are not included in tax-basis taxable income until they are realized; (2) amortization of discount on CLO Fund securities; (3) amortization of organizational costs; (4) non-deductible expenses; (5) stock compensation expense that is not currently deductible for tax purposes; (6) excess of capital losses over capital gains; and (7) recognition of interest income on certain loans.

Distributions to shareholders which exceed tax distributable income (tax net investment income and realized gains, if any) are reported as distributions of paid-in capital (i.e. return of capital). The tax character of distributions is made on an annual (full calendar-year) basis. The determination of the tax attributes of our distributions is made at the end of the year based upon our taxable income for the full year and the

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

7. DISTRIBUTABLE TAXABLE INCOME  – (continued)

distributions paid during the full year. Therefore, a determination of tax attributes made on a quarterly basis may not be representative of the actual tax attributes of distributions for a full year.

Distributions which exceed tax distributable income (tax net investment income and realized gains, if any) are reported as distributions of paid-in capital (i.e., return of capital). The tax character of distributions paid during the three months ended March 31, 2014 and the year ended December 31, 2013 was as follows:

	As of March 31, 2014	As of December 31, 2013
Distributions paid from:
Ordinary income	$8,054,962	$29,296,146
	8,054,962	29,296,146
Tax Return of Capital	177,030	5,864,993
Total	$8,231,992	$35,161,139

As of March 31, 2014 and December 31, 2013, the components of accumulated earnings on a tax basis were as follows:

	As of March 31, 2014	As of December 31, 2013
Distributable ordinary income	$1,367,463	$1,223,060
Capital loss carryforward	66,052,127	66,361,708
Net unrealized depreciation	(50,334,774)	(45,607,926)

On March 21, 2014 the Company’s Board of Directors declared a distribution to shareholders of $0.25 per share for a total of $8.3 million. The record date was April 4, 2014 and the distribution was made on April 25, 2014.

At March 31, 2014, the Company had a net capital loss carryforward of $66 million to offset net capital gains, to the extent provided by federal tax law. The capital loss carryforward will begin to expire in the tax year ending December 31, 2015.

The Company adopted Financial Accounting Standards Board ASC Topic 740 Accounting for Uncertainty in Income Taxes (“ASC 740”) as of January 1, 2007. ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. The Company recognizes the tax benefits of uncertain tax positions only where the position is “more likely than not” to be sustained assuming examination by tax authorities. Management has analyzed the Company’s tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (the last three fiscal years) or expected to be taken in the Company’s current year tax return. The Company identifies its major tax jurisdictions as U.S. Federal and New York State, and the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

8. COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the needs of the Company’s investment in portfolio companies. Such instruments include commitments to extend credit and may involve, in varying degrees, elements of credit risk in excess of amounts recognized on the Company’s balance sheet. Prior to extending such credit, the Company attempts to limit its credit risk by conducting extensive due diligence, obtaining collateral where necessary and negotiating appropriate financial covenants. As of March 31, 2014, the Company had no outstanding commitments to make investments in delayed draw senior secured loans.

9. STOCKHOLDERS’ EQUITY

During the three months ended March 31, 2014 and 2013, the Company issued 8,484 and 23,572 shares, respectively, of common stock under its dividend reinvestment plan. As of March 31, 2014 and December 31, 2013, there were 272,998 shares of unvested restricted shares. There were no grants, forfeitures, or vesting activity during the first quarter of 2014. On February 14, 2013, the Company completed a public offering of 5,232,500 shares of common stock, which included the underwriters’ full exercise of their option to purchase up to 682,500 shares of common stock, at a price of $9.75 per share. In conjunction with this offering, the Company also sold 200,000 shares of common stock to a member of its Board of Directors, at a price of $9.31125 per share, raising approximately $1.9 million in gross proceeds. On April 4, 2013, approximately $9 million of the Company’s 8.75% Convertible Notes were converted at a price basis per share of $8.159 into 1,102,093 shares of KCAP common stock. The total number of shares of the Company’s common stock issued and outstanding as of March 31, 2014 and December 31, 2013 was 33,340,607 and 33,332,123, respectively.

10. EQUITY INCENTIVE PLAN

During 2006 and as amended in 2008, the Company established the equity incentive plan, (the “Equity Incentive Plan”) and reserved 2,000,000 shares of common stock for issuance under the Equity Incentive Plan. The purpose of the Equity Incentive Plan is to provide officers and prospective employees of the Company with additional incentives and align the interests of its employees with those of its shareholders. Options granted under the Equity Incentive Plan are exercisable at a price equal to the fair market value (market closing price) of the shares on the day the option is granted. Restricted stock granted under the Equity Incentive Plan is granted at a price equal to the fair market value (market closing price) of the shares on the day such restricted stock is granted.

Stock Options

On June 10, 2011, the Company’s shareholders approved the Amended and Restated Non-Employee Director Plan (the “Non-Employee Director Plan”). Accordingly, the annual grant of options to non-employee directors has been discontinued and replaced with an annual grant of shares of restricted stock as partial annual compensation for the services of the non-employee directors.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

10. EQUITY INCENTIVE PLAN  – (continued)

Information with respect to options granted, exercised and forfeited under the Equity Incentive Plan for the period January 1, 2013 through March 31, 2014 is as follows:

	Shares	Weighted Average Exercise Price per Share	Weighted Average Contractual Remaining Term (years)	Aggregate Intrinsic Value(1)
Options outstanding at January 1, 2013	60,000	$7.24
Granted	—	—
Exercised	(10,000)	—
Forfeited	—	—
Options outstanding at December 31, 2013	50,000	$7.72	5.4	$127,600
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding at March 31, 2014	50,000	$7.72	5.1	$151,200
Total vested at March 31, 2014	50,000	$7.72	5.1

(1)	Represents the difference between the market value of shares of the Company on March 31, 2014 and the exercise price of the options.

The Company uses a Binary Option Pricing Model (American, call option) to establish the expected value of all stock option grants. For the three months ended March 31, 2014 and 2013, the Company did not recognize any non-cash compensation expense related to stock options. At March 31, 2014, the Company had no remaining compensation cost related to unvested stock based awards.

Restricted Stock

On June 10, 2011, the Company’s shareholders approved the Non-Employee Director Plan, and the Board of Directors approved the grant of awards of 4,000 shares of restricted stock to the non-employee directors of the Company as partial annual compensation for their services as director. Such awards of restricted stock will vest as to 50% of the shares on the grant date and the remaining 50% of the shares on the first anniversary of the grant date.

On June 15, 2012, 5,000 shares of restricted stock were awarded to the Company’s Board of Directors.

During 2012, the Company’s Board of Directors approved grants of 29,757 shares of restricted stock to employees of the Company as partial compensation for their services. 50% of such shares will vest on the third anniversary of the grant date and the remainder will vest on the fourth anniversary of the grant date.

On May 5, 2013, the Company’s Board of Directors approved the grant of 240,741 shares of restricted stock to the employees of the Company as partial compensation for their services. 50% of such awards vested on the third anniversary of the grant date and the remaining 50% of the shares vested on the fourth anniversary of the grant date.

On June 14, 2013, 5,000 shares of restricted stock were awarded to the Company’s Board of Directors. 50% of such awards vested on the grant date, and 50% vested on the first anniversary of the grant date.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

10. EQUITY INCENTIVE PLAN  – (continued)

There were no grants, vesting or forfeitures of restricted stock during the three months ended March 31, 2014 and as of March 31, 2014 there were 272,998 shares of restricted stock outstanding. Information with respect to restricted stock granted, exercised and forfeited under the Plan for the period January 1, 2013 through March 31, 2014 is as follows:

Non-vested Restricted Shares
Non-vested shares outstanding at January 1, 2013	32,257
Granted	245,741
Vested	(5,000)
Forfeited	—
Non-vested shares outstanding at December 31, 2013	272,998
Granted	—
Vested	—
Forfeited	—
Outstanding at March 31, 2014	272,998
Total non-vested shares at March 31, 2014	272,998

For the three months ended March 31, 2014, non-cash compensation expense related to restricted stock was approximately $188,000; of this amount approximately $96,000 was expensed at the Company, and approximately $92,000 was a reimbursable expense allocated to the Asset Manager Affiliates. For the three months ended March 31, 2013, non-cash compensation expense related to restricted stock was approximately $21,000; of this amount approximately $15,000 was expensed at the Company and approximately $6,000 was a reimbursable expense allocated to the Asset Manager Affiliates.

Dividends are paid on all outstanding shares of restricted stock, whether or not vested. In general, shares of unvested restricted stock are forfeited upon the recipient’s termination of employment. As of March 31, 2014, the company had approximately $1.0 million of total unrecognized compensation cost related to non-vested share-based awards. That cost is expected to be recognized over a weighted average period of 3.1 years.

11. OTHER EMPLOYEE COMPENSATION

The Company adopted a 401(k) plan (“401K Plan”) effective January 1, 2007. The 401K Plan is open to all full time employees. The 401K Plan permits an employee to defer a portion of their total annual compensation up to the Internal Revenue Service annual maximum based on age and eligibility. The Company makes contributions to the 401K Plan of up to 2% of the Internal Revenue Service’s annual maximum eligible compensation, which fully vests at the time of contribution. Approximately $20,000 and $11,000 was expensed during the three months ended March 31, 2014 and 2013, respectively, related to the 401K Plan.

The Company has also adopted a deferred compensation plan (“Profit-Sharing Plan”) effective January 1, 2007. Employees are eligible for the Profit-Sharing Plan provided that they are employed and working with the Company to participate in at least 100 days during the year and remain employed as of the last day of the year. Employees do not make contributions to the Profit-Sharing Plan. On behalf of the employee, the Company may contribute to the Profit-Sharing Plan 1) up to 8.0% of all compensation up to the Internal Revenue Service annual maximum and 2) up to 5.7% excess contributions on any incremental amounts above the social security wage base limitation and up to the Internal Revenue Service annual maximum. Employees vest 100% in the Profit-Sharing Plan after five years of service. Approximately $64,000 and $45,000 was expensed during the three months ended March 31, 2014 and 2013, respectively, related to the Profit-Sharing Plan.

KCAP FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

12. SUBSEQUENT EVENTS

During the second quarter of 2014, the Company’s wholly owned portfolio company, Trimaran Advisors, L.L.C., closed Catamaran CLO 2014-1 Ltd., a $468 million Collateralized Loan Obligation fund. Trimaran will serve as the investment manager for the CLO, and KCAP invested approximately $12.5 million across certain junior tranches of notes issued by the fund.

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of March 31, 2014 for items that should potentially be recognized or disclosed in these consolidated financial statements. Other than described above, management has determined that there are no material subsequent events that would require adjustment to or disclosure in these consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
KCAP Financial, Inc.

We have audited the accompanying balance sheets, including the schedules of investments, of KCAP Financial, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2013 and financial highlights for each of the five years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2013 and 2012. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCAP Financial, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations, changes in their net assets, and their cash flows for each of the three years in the period ended December 31, 2013 and the financial highlights for each of the five years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2014 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

New York, New York
March 12, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
KCAP Financial, Inc.

We have audited the internal control over financial reporting of KCAP Financial, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in the 1992 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements of the Company as of and for the year ended December 31, 2013, and our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

New York, New York
March 12, 2014

KCAP FINANCIAL, INC.

BALANCE SHEETS

	As of December 31, 2013	As of December 31, 2012
ASSETS
Investments at fair value:
Time deposit (cost: 2013 – $0; 2012 – $1,942,834)	$—	$1,942,834
Money market accounts (cost: 2013 – $7,112,949; 2012 – $30,543,824)	7,112,949	30,543,824
Debt securities (cost: 2013 – $275,213,594; 2012 – $134,377,151)	266,830,427	111,037,882
CLO Fund Securities managed by affiliates (cost: 2013 – $88,979,585; 2012 – $79,659,387)	75,100,306	79,531,583
CLO Fund Securities managed by non-affiliates (cost: 2013 – $12,717,365; 2012 – $10,487,023)	4,351,914	3,725,924
Equity securities (cost: 2013 – $18,755,684; 2012 – $18,375,588)	11,006,398	8,020,716
Asset Manager Affiliates (cost: 2013 – $83,378,741; 2012 – $83,161,529)	76,148,000	77,242,000
Total Investments at Fair Value (cost: 2013 – $486,157,918; 2012 – $358,547,336)	440,549,994	312,044,763
Cash	3,433,675	738,756
Restricted cash	4,078,939	—
Interest receivable	2,032,559	697,349
Accounts receivable	3,125,259	2,210,869
Other assets	5,951,963	3,568,736
Total Assets	$459,172,388	$319,260,473
LIABILITIES
Convertible Notes	$49,008,000	$60,000,000
7.375% Notes Due 2019	41,400,000	41,400,000
Notes issued by KCAP Senior Funding I, LLC (net of discount: $3,065,627) (Note 6)	102,184,373	—
Payable for open trades	3,980,000	—
Accounts payable and accrued expenses	3,897,291	2,581,432
Dividend payable	8,333,031	7,403,382
Total Liabilities	208,802,695	111,384,814
STOCKHOLDERS’ EQUITY
Common stock, par value $0.01 per share, 100,000,000 common shares authorized; 33,332,123 and 26,470,408 common shares issued and outstanding at December 31, 2013 and December 31, 2012, respectively	333,472	264,382
Capital in excess of par value	370,929,615	310,566,503
Accumulated (excess distribution) undistributed net investment income	(6,102,017)	103,484
Accumulated net realized losses	(68,662,689)	(56,035,375)
Net unrealized depreciation on investments	(46,128,688)	(47,023,335)
Total Stockholders’ Equity	250,369,693	207,875,659
Total Liabilities and Stockholders’ Equity	$459,172,388	$319,260,473
NET ASSET VALUE PER COMMON SHARE	$7.51	$7.85

See accompanying notes to financial statements.

KCAP FINANCIAL, INC.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2013	2012	2011
Investment Income:
Interest from investments in debt securities	$13,967,235	$12,504,569	$9,438,493
Interest from cash and time deposits	20,656	5,741	21,938
Dividends from investments in CLO Fund Securities managed by affiliates	19,902,348	19,207,401	12,413,797
Dividends from investments in CLO Fund Securities managed by non-affiliates	1,320,525	1,861,263	1,949,360
Dividends from Asset Manager Affiliates	12,750,000	4,700,000	1,910,000
Capital structuring service fees	305,376	304,882	86,057
Other Income	—	—	2,000,000
Total investment income	48,266,140	38,583,856	27,819,645
Expenses:
Interest and amortization of debt issuance costs	10,116,271	6,976,018	4,588,482
Compensation	4,630,481	3,172,814	3,907,900
Professional fees	2,191,305	2,453,945	2,010,253
Insurance	552,568	546,989	493,305
Administrative and other	1,819,876	1,343,677	987,381
Total expenses	19,310,501	14,493,443	11,987,321
Net Investment Income	28,955,639	24,090,413	15,832,324
Realized And Unrealized Gains (Losses) On Investments:
Net realized loss from investment transactions	(12,090,503)	(3,232,975)	(18,476,608)
Net change in unrealized appreciation (depreciation) on:
Debt securities	14,956,103	(3,701,536)	15,864,850
Equity securities	2,605,586	163,843	(1,724,319)
CLO Fund Securities managed by affiliates	(13,751,478)	8,316,279	(4,420,194)
CLO Fund Securities managed by non-affiliates	(1,604,352)	2,884,983	1,058,464
Asset Manager Affiliates investments	(1,311,212)	(2,395,228)	(484,973)
Total net unrealized gain from investment transactions	894,647	5,268,341	10,293,828
Net realized and unrealized appreciation (depreciation) on investments	(11,195,856)	2,035,366	(8,182,780)
Realized losses on extinguishments of Debt	(536,811)	—	—
Net Increase In Stockholders’ Equity Resulting From Operations	$17,222,972	$26,125,779	$7,649,544
Net Increase in Stockholders’ Equity Resulting from Operations per Common Share:
Basic:	$0.53	$1.00	$0.33
Diluted:	$0.53	$0.95	$0.33
Net Investment Income Per Common Share:
Basic:	$0.90	$0.93	$0.69
Diluted:	$0.86	$0.89	$0.69
Weighted Average Shares of Common Stock Outstanding – Basic	32,280,160	26,011,517	22,868,648
Weighted Average Shares of Common Stock Outstanding – Diluted	32,295,005	33,379,594	22,880,674

See accompanying notes to financial statements.

KCAP FINANCIAL, INC.

STATEMENTS OF CHANGES IN NET ASSETS

	Years Ended December 31,
	2013	2012	2011
Operations:
Net investment income	$28,955,639	$24,090,413	$15,832,324
Net realized loss from investment transactions	(12,090,503)	(3,232,975)	(18,476,608)
Realized losses from extinguishments of Debt	(536,811)	—	—
Net change in unrealized gain on investments	894,647	5,268,341	10,293,828
Net increase in net assets resulting from operations	17,222,972	26,125,779	7,649,544
Stockholder distributions:
Distributions of net investment income to common stockholders	(28,955,638)	(24,090,413)	(15,802,712)
Distributions of net investment income to restricted stockholders	(144,305)	(25,091)	(26,373)
Return of Capital	(6,061,196)	(693,328)	—
Net decrease in net assets resulting from stockholder distributions	(35,161,139)	(24,808,832)	(15,829,085)
Capital share transactions:
Issuance of common stock for:
Interest in affiliate company	—	25,560,000	—
Dividend reinvestment plan	715,780	556,881	1,006,205
Conversion of Convertible Notes	8,786,000	—	—
Issuance of Common Stock	50,404,236	—	—
Vesting of restricted stock	50	971	961
Stock based compensation	526,135	(85,082)	772,650
Net increase in net assets resulting from capital share transactions	60,432,201	26,032,770	1,779,816
Net assets at beginning of period	207,875,659	180,525,942	186,925,667
Net assets at end of period (including accumulated undistributed net investment income of $0, $103,484, and $821,904 in 2013, 2012, and 2011, respectively	$250,369,693	$207,875,659	$180,525,942
Net asset value per common share	$7.51	$7.85	$7.85
Common shares outstanding at end of period	33,332,123	26,470,408	22,992,211

See accompanying notes to financial statements.

KCAP FINANCIAL, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2013	2012	2011
OPERATING ACTIVITIES:
Net increase in stockholder’s equity resulting from operations	$17,222,972	$26,125,779	$7,649,544
Adjustments to reconcile net increase in stockholder’s equity resulting from operations to net cash used in operations:
Net realized losses on investment transactions	12,090,503	3,232,975	18,476,608
Net change in unrealized appreciation on investments	(894,647)	(5,268,341)	(10,293,828)
Net accretion of discount on debt securities	(454,995)	(1,522,934)	(48,910)
Amortization of original issue discount on indebtedness	229,848	—	—
Amortization of debt issuance costs	904,027	604,809	398,505
Realized losses on extinguishments of debt	536,811	—	—
Capital contribution to Asset Manager Affiliates	(217,212)	—	—
Payment-in-kind interest income	(3,091)	(581,355)	(469,329)
Amortization of stock-based compensation expense	526,138	(85,082)	772,650
Changes in operating assets and liabilities:
Purchases of investments	(247,994,543)	(148,344,654)	(115,782,536)
Increase in payable for open trades	3,980,000	—	—
Proceeds from sales and redemptions of investments	107,025,921	107,817,559	67,194,142
(Increase) Decrease in interest and dividends receivable	(1,335,210)	(174,770)	25,219
(Increase) in accounts receivable	(914,434)	(1,351,713)	(8,135)
Decrease in time deposit	1,942,834	—	—
(Increase) Decrease in other assets	54,561	(311,922)	(72,137)
(Decrease) Increase in due from affiliates	—	3,517	(3,517)
Increase (Decrease) in accounts payable and accrued expenses	1,315,858	(946,250)	1,189,915
Net cash used in operating activities	(105,984,659)	(20,802,382)	(30,971,809)
FINANCING ACTIVITIES:
Proceeds from issuance of common stock	50,404,236	—	—
Debt issuance costs	(3,878,583)	(1,486,476)	(2,370,454)
Cash distributions to stockholders	(33,515,661)	(20,927,645)	(14,554,554)
Proceeds from issuance of debt, net of discount	101,954,525	30,000,000	—
Repurchase of Convertible Notes	(2,206,000)	—	—
Repayment of debt	—	(30,000,000)	(86,746,582)
Issuance of Convertible Notes	—	—	60,000,000
Issuance of 7.375% Notes Due 2019	—	41,400,000	—
(Increase) Decrease in restricted cash	(4,078,939)	—	67,023,170
Net cash provided by financing activities	108,679,578	18,985,879	23,351,580
CHANGE IN CASH	2,694,919	(1,816,503)	(7,620,229)
CASH, BEGINNING OF YEAR	738,756	2,555,259	10,175,488
CASH, END OF YEAR	$3,433,675	$738,756	$2,555,259
Supplemental Information:
Interest paid during the period	$8,884,945	$6,374,134	$2,745,968
Dividends paid during the period under the dividend reinvestment plan	$715,768	$557,852	$1,007,164
Issuance of common stock in connection with acquisition of Asset Manager Affiliate	$—	$25,560,000	$—

See accompanying notes to financial statements.

KCAP FINANCIAL, INC.

SCHEDULE OF INVESTMENTS
As of December 31, 2013

Debt Securities Portfolio

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Advanced Lighting Technologies, Inc.(9), (11) Consumer goods: Non-durable	First Lien Bond — 10.5% — 06/2019 – 00753CAE2 10.5% Cash, Due 6/19	$3,000,000	$2,948,332	$2,546,400
Advantage Sales & Marketing Inc.(9) Services: Business	Senior Secured Loan — 2013 Term Loan (First Lien) 4.3% Cash, Due 12/17	1,989,952	1,996,642	2,001,892
Alaska Communications Systems Holdings, Inc.(9), (11) Telecommunications	Senior Secured Loan — Term Loan 6.3% Cash, Due 10/16	2,358,409	2,362,064	2,357,702
Apria Healthcare Group Inc.(9), (11) Healthcare & Pharmaceuticals	Senior Secured Loan — Initial Term Loan 6.8% Cash, Due 4/20	2,985,000	2,997,209	2,985,000
Aramark Corporation Beverage, Food and Tobacco	Senior Secured Loan — U.S. Term D Loan 4.0% Cash, Due 9/19	850,000	856,173	856,374
Aramark Corporation(11) Beverage, Food and Tobacco	Senior Secured Loan — LC-3 Facility 3.7% Cash, Due 7/16	61,707	61,967	61,861
Aramark Corporation(11) Beverage, Food and Tobacco	Senior Secured Loan — U.S. Term C Loan 3.7% Cash, Due 7/16	938,293	942,256	940,639
Aramark Corporation(11) Beverage, Food and Tobacco	Senior Secured Loan — U.S. Term D Loan 4.0% Cash, Due 9/19	1,150,000	1,158,352	1,158,625
ARSloane Acquisition, LLC(9), (11) Services: Business	Senior Secured Loan — Tranche B Term Loan (First Lien) 7.5% Cash, Due 10/19	997,500	987,913	997,898
Asurion, LLC (fka Asurion Corporation)(9), (11) Banking, Finance, Insurance & Real Estate	Senior Secured Loan — Incremental Tranche B-1 Term Loan 4.5% Cash, Due 5/19	1,980,000	2,000,806	1,983,168
Bankruptcy Management Solutions, Inc.(9) Finance	Senior Secured Loan — Term B Loan 7.0% Cash, Due 6/18	718,182	718,182	713,514
BarBri, Inc. (Gemini Holdings, Inc.)(9), (11) Services: Consumer	Senior Secured Loan — Term Loan 5.3% Cash, Due 7/19	3,000,000	2,986,055	3,000,900
BBB Industries, LLC(9), (11) Automotive	Senior Secured Loan — Term Loan B 5.5% Cash, Due 3/19	2,887,500	2,878,820	2,888,366
Bellisio Foods, Inc.(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Delayed Draw Term Loan 6.5% Cash, Due 8/19	1,582,475	1,575,088	1,582,316
Bellisio Foods, Inc.(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — U.S. Term B Loans 5.3% Cash, Due 8/19	2,191,119	2,180,891	2,190,900
Blue Coat Systems, Inc.(9), (11) High Tech Industries	Senior Secured Loan — New Term Loan 4.5% Cash, Due 5/19	3,990,000	4,003,966	3,991,995
Caribe Media Inc. (fka Caribe Information Investments Incorporated)(9) Media: Advertising, Printing & Publishing	Senior Secured Loan — Loan 10.0% Cash, Due 11/14	379,763	379,763	379,193
Carolina Beverage Group LLC(9) Beverage, Food and Tobacco	Senior Secured Bond — 10.625% – 08/2018 – 143818AA0 144A 10.6% Cash, Due 8/18	1,500,000	1,519,072	1,619,550
Catalina Marketing Corporation(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Initial Term Loan 5.3% Cash, Due 10/20	1,995,000	1,983,766	2,025,553
Clover Technologies Group, LLC (Clover Holdings Inc.)(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 6.8% Cash, Due 5/18	2,850,292	2,883,914	2,850,291
CoActive Technologies LLC (fka CoActive Technologies, Inc.)(7), (9) Capital Equipment	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, 7.0% PIK, Due 1/15	2,063,007	1,987,358	1,863,721

See accompanying notes to financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Crowley Holdings Preferred, LLC(9) Transportation: Cargo	Preferred Stock — 12.000% — 12/2049 — Series A IncomePreferred Securities 10.0% Cash, 2.0% PIK, Due 12/49	$10,000,000	$10,000,000	$10,600,000
CSM Bakery Supplies LLC(9) Beverage, Food and Tobacco	Junior Secured Loan — Term Loan (Second Lien) 8.5% Cash, Due 7/21	3,000,000	3,018,871	3,001,500
CSM Bakery Supplies LLC(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 4.8% Cash, Due 7/20	3,657,500	3,655,989	3,659,329
Del Monte Foods Company(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Initial Term Loan 4.0% Cash, Due 3/18	2,789,388	2,783,753	2,803,321
Drew Marine Group Inc.(9) Transportation: Cargo	Junior Secured Loan — Term Loan (Second Lien) 8.0% Cash, Due 5/21	2,500,000	2,493,817	2,493,750
ELO Touch Solutions, Inc.(9), (11) High Tech Industries	Senior Secured Loan — Term Loan (First Lien) 8.0% Cash, Due 6/18	1,898,703	1,835,507	1,893,577
Fender Musical Instruments Corporation(9), (11) Hotel, Gaming & Leisure	Senior Secured Loan — Initial Loan 5.8% Cash, Due 4/19	2,421,986	2,434,723	2,463,620
FHC Health Systems, Inc.(9), (11) Healthcare & Pharmaceuticals	Senior Secured Loan — Term Loan 5.8% Cash, Due 1/18	3,900,000	3,864,809	3,900,000
First American Payment Systems, L.P.(9) Finance	Junior Secured Loan — Term Loan (Second Lien) 10.8% Cash, Due 4/19	3,000,000	2,951,174	2,999,400
First Data Corporation(9), (11) Banking, Finance, Insurance & Real Estate	Senior Secured Loan — 2018 Dollar Term Loan 4.2% Cash, Due 3/18	2,000,000	1,875,135	2,006,520
Flexera Software LLC (fka Flexera Software, Inc.)(9), (11) High Tech Industries	Senior Secured Loan — Term Loan 5.0% Cash, Due 3/19	2,722,955	2,734,588	2,725,133
Fram Group Holdings Inc./Prestone Holdings Inc.(9), (11) Automotive	Senior Secured Loan — Term Loan (First Lien) 6.5% Cash, Due 7/17	966,900	970,557	966,610
Freescale Semiconductor, Inc. High Tech Industries	Senior Subordinated Bond — 10.125% — 12/2016 — 35687MAP2 10.1% Cash, Due 12/16	1,036,000	1,037,707	1,051,540
Getty Images, Inc.(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Initial Term Loan 4.8% Cash, Due 10/19	3,711,259	3,711,065	3,471,698
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Senior Secured Loan — First Lien Tranche A Credit-Linked Deposit 7.8% Cash, Due 6/11	1,257,143	1,224,101	37,714
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Senior Secured Loan — First Lien Tranche B Term Loan 7.8% Cash, Due 6/11	2,694,857	2,624,028	80,846
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Junior Secured Loan — Loan (Second Lien) 11.8% Cash, Due 6/12	3,000,000	2,715,997	30,015
Global Tel*Link Corporation(9) Telecommunications	Junior Secured Loan — Term Loan (Second Lien) 9.0% Cash, Due 11/20	4,000,000	3,924,752	3,991,600
Grande Communications Networks LLC(9), (11) Telecommunications	Senior Secured Loan — Initial Term Loan 4.5% Cash, Due 5/20	3,980,000	3,985,209	3,980,398
Grupo HIMA San Pablo, Inc.(9) Healthcare, Education and Childcare	Senior Secured Loan — Term B Loan (First Lien) 8.5% PIK, Due 1/18	2,977,500	2,928,848	2,813,738
Grupo HIMA San Pablo, Inc.(9) Healthcare, Education and Childcare	Junior Secured Loan — Term Loan (Second Lien) 13.8% PIK, Due 7/18	7,000,000	6,865,363	6,817,300
Gymboree Corporation., The(9), (11) Retail	Senior Secured Loan — Term Loan 5.0% Cash, Due 2/18	1,421,105	1,377,305	1,332,286
Hargray Communications Group, Inc. (HCP Acquisition LLC)(9), (11) Media: Broadcasting & Subscription	Senior Secured Loan — Initial Term Loan 4.8% Cash, Due 6/19	2,985,000	2,957,575	2,986,194
Harland Clarke Holdings Corp. (fka Clarke American Corp.)(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Tranche B-3 Term Loan 7.0% Cash, Due 5/18	3,456,250	3,424,170	3,488,341

See accompanying notes to financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Hunter Defense Technologies, Inc.(9) Aerospace and Defense	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, Due 2/15	$4,074,074	$4,049,553	$3,911,111
Iasis Healthcare LLC(9) Healthcare, Education and Childcare	Senior Unsecured Bond — 8.375% — 05/2019 — 45072PAD4 8.4% Cash, Due 5/19	3,000,000	2,892,521	3,187,500
International Architectural Products, Inc.(7), (9) Metals & Mining	Senior Secured Loan — Term Loan 12.0% Cash, Due 5/15	247,636	228,563	1,000
Jones Stephens Corp.(9) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 7.0% Cash, Due 9/15	1,214,195	1,214,195	1,214,195
Jones Stephens Corp.(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 7.0% Cash, Due 9/15	2,925,620	2,925,620	2,925,620
Key Safety Systems, Inc.(9), (11) Automotive	Senior Secured Loan — Initial Term Loan 4.8% Cash, Due 5/18	2,692,152	2,679,887	2,696,459
Kinetic Concepts, Inc.(9) Healthcare, Education and Childcare	Senior Secured Loan — Dollar Term D-1 Loan 4.5% Cash, Due 5/18	1,989,979	2,003,621	2,003,661
Kinetic Concepts, Inc.(9), (11) Healthcare, Education and Childcare	Senior Secured Loan — Dollar Term D-1 Loan 4.5% Cash, Due 5/18	1,994,979	2,012,272	2,008,695
Landslide Holdings, Inc. (Crimson Acquisition Corp.)(9), (11) High Tech Industries	Senior Secured Loan — Initial Term Loan 5.3% Cash, Due 8/19	3,482,500	3,492,130	3,483,893
LBREP/L-Suncal Master I LLC(7), (9) Construction & Building	Senior Secured Loan — Term Loan (First Lien) 7.5% Cash, Due 1/10	3,034,968	3,034,968	40,669
LTS Buyer LLC (Sidera Networks, Inc.)(9) Telecommunications	Senior Secured Loan — Term B Loan (First Lien) 4.5% Cash, Due 4/20	3,980,000	3,974,154	4,003,024
MB Aerospace ACP Holdings III Corp.(9) Aerospace and Defense	Senior Secured Loan — Term Loan 6.0% Cash, Due 5/19	3,980,000	3,944,023	3,980,796
Medical Specialties Distributors, LLC(9), (11) Healthcare & Pharmaceuticals	Senior Secured Loan — Term Loan 6.5% Cash, Due 12/19	4,000,000	3,960,421	3,999,200
Michael Foods Group, Inc. (f/k/a M-Foods Holdings, Inc.)(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term B Facility 4.3% Cash, Due 2/18	1,751,716	1,761,555	1,753,116
Nellson Nutraceutical, LLC(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 6.8% Cash, Due 8/18	1,995,000	1,981,056	1,995,000
Ozburn-Hessey Holding Company LLC(9), (11) Transportation: Cargo	Senior Secured Loan — Term Loan 6.8% Cash, Due 5/19	3,548,085	3,536,235	3,549,504
PetCo Animal Supplies, Inc.(9), (11) Retail	Senior Secured Loan — New Loans 4.0% Cash, Due 11/17	1,979,592	1,987,274	1,992,746
Pharmaceutical Product Development, Inc. (Jaguar Holdings, LLC)(9) Healthcare & Pharmaceuticals	Senior Secured Loan — 2013 Term Loan 4.0% Cash, Due 12/18	3,517,594	3,529,732	3,546,526
Puerto Rico Cable Acquisition Company Inc.(9) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 5.5% Cash, Due 7/18	980,693	982,374	981,086
Puerto Rico Cable Acquisition Company Inc.(9), (11) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 5.5% Cash, Due 7/18	2,942,080	2,928,491	2,943,257
Sandy Creek Energy Associates, L.P.(9), (11) Utilities: Electric	Senior Secured Loan — Term Loan 5.0% Cash, Due 11/20	3,000,000	2,985,253	3,005,625
SGF Produce Holding Corp. (Frozsun, Inc.)(9) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 5.0% Cash, Due 3/19	2,213,423	2,193,867	2,213,645
SGF Produce Holding Corp. (Frozsun, Inc.)(9), (11) Beverage, Food and Tobacco	Senior Secured Loan — Term Loan 5.0% Cash, Due 3/19	3,475,281	3,454,967	3,475,629
Spin Holdco Inc.(9) Consumer goods: Durable	Senior Secured Loan — Initial Term Loan (First Lien) 4.3% Cash, Due 11/19	1,246,875	1,245,425	1,255,454

See accompanying notes to financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Spin Holdco Inc.(9), (11) Consumer goods: Durable	Senior Secured Loan — Initial Term Loan (First Lien) 4.3% Cash, Due 11/19	$2,743,125	$2,742,255	$2,761,998
Stafford Logistics, Inc.(dba Custom Ecology, Inc.)(9), (11) Environmental Industries	Senior Secured Loan — Term Loan 6.8% Cash, Due 6/19	2,985,000	2,957,663	2,985,896
Steinway Musical Instruments, Inc.(9) Hotel, Gaming & Leisure	Junior Secured Loan — Loan (Second Lien) 9.3% Cash, Due 9/20	1,000,000	990,403	1,001,900
Sun Products Corporation, The (fka Huish Detergents Inc.)(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Tranche B Term Loan 5.5% Cash, Due 3/20	3,970,000	3,941,540	3,780,433
TPF II LC, LLC (TPF II Rolling Hills, LLC)(9), (11) Utilities: Electric	Senior Secured Loan — Term Loan 6.5% Cash, Due 8/19	2,985,000	2,942,573	2,987,985
Trico Products Corporation(9) Automotive	Senior Secured Loan — Term Loan 6.3% Cash, Due 7/16	4,864,844	4,843,792	4,863,871
Trico Products Corporation(9), (11) Automotive	Senior Secured Loan — Term Loan 6.3% Cash, Due 7/16	3,891,875	3,875,033	3,891,097
Trimaran Advisors, L.L.C.(9) Finance	Senior Unsecured Loan — Revolving Credit Facility 9.0% Cash, Due 11/17	23,000,000	23,000,000	23,000,000
TriZetto Group, Inc. (TZ Merger Sub, Inc.)(9), (11) High Tech Industries	Senior Secured Loan — Term Loan 4.8% Cash, Due 5/18	3,676,604	3,684,234	3,639,857
TRSO I, Inc.(9) Energy: Oil & Gas	Junior Secured Loan — Term Loan (Second Lien) 11.0% Cash, Due 12/17	10,400,000	10,234,558	10,608,000
TUI University, LLC(9) Healthcare, Education and Childcare	Senior Secured Loan — Term Loan (First Lien) 7.3% Cash, Due 10/14	1,647,733	1,637,909	1,614,779
TWCC Holding Corp.(9) Media: Broadcasting & Subscription	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, Due 6/20	1,000,000	1,004,735	1,030,005
TWCC Holding Corp.(9), (11) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 3.5% Cash, Due 2/17	1,965,101	1,980,166	1,975,379
Univar Inc.(9), (11) Chemicals, Plastics and Rubber	Senior Secured Loan — Term B Loan 5.0% Cash, Due 6/17	2,924,675	2,921,597	2,906,601
Vertafore, Inc.(9), (11) High Tech Industries	Senior Secured Loan — Term Loan (2013) 4.3% Cash, Due 10/19	1,202,077	1,201,491	1,203,039
Vestcom International, Inc. (fka Vector Investment Holdings, Inc.)(9), (11) Media: Advertising, Printing & Publishing	Senior Secured Loan — Term Loan 7.0% Cash, Due 12/18	2,977,500	2,939,085	2,978,095
Weiman Products, LLC(9) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 6.3% Cash, Due 11/18	1,000,000	990,219	990,000
Weiman Products, LLC(9), (11) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 6.3% Cash, Due 11/18	4,000,000	3,960,876	3,960,000
Wholesome Sweeteners, Inc.(9) Beverage, Food and Tobacco	Junior Secured Loan — Subordinated Note (Second Lien) 14.0% Cash, Due 10/17	6,648,596	6,614,827	6,715,082
WideOpenWest Finance, LLC(9) Telecommunications	Senior Secured Loan — Term B Loan 4.8% Cash, Due 4/19	2,984,962	3,005,566	3,005,111
WireCo WorldGroup Inc.(9) Capital Equipment	Senior Unsecured Bond — 11.75% — 05/2017 11.8% Cash, Due 5/17	5,000,000	4,977,052	5,121,000
WireCo WorldGroup Inc.(9), (11) Capital Equipment	Senior Unsecured Bond — 11.75% — 05/2017 11.8% Cash, Due 5/17	3,000,000	2,986,231	3,072,600
WTG Holdings III Corp.(9) Environmental Industries	Junior Secured Loan — Term Loan (Second Lien) 8.5% Cash, Due 1/22	4,000,000	3,980,000	3,980,000
Total Investment in Debt Securities (107% of net asset value at fair value)		$276,978,279	$275,213,594	$266,830,427

See accompanying notes to financial statements.

Equity Securities Portfolio

Portfolio Company/ Principal Business	Investment	Percentage Interest/Shares	Cost	Fair Value(2)
Aerostructures Holdings L.P.(5), (9) Aerospace and Defense	Partnership Interests	1.2%	$1,000,000	$1,000
Aerostructures Holdings L.P.(5), (9) Aerospace and Defense	Series A Preferred Interests	1.2%	250,961	207,988
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Class A Warrants	1.7%	—	—
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Class B Warrants	1.7%	—	—
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Class C Warrants	1.7%	—	—
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Common Stock 2013	0.8%	314,325	309,363
Caribe Media Inc. (fka Caribe Information Investments Incorporated)(5), (9) Media: Advertising, Printing & Publishing	Common	1.27%	359,765	692,710
Coastal Concrete Holding II, LLC(5), (9) Construction & Building	Class A Units	10.8%	8,625,626	1,000
eInstruction Acquisition, LLC(5), (9) Services: Consumer	Membership Units	1.1%	1,079,617	1,000
FP WRCA Coinvestment Fund VII Ltd.(3), (5), Capital Equipment	Class A Shares	1,500	1,500,000	1,735,604
Perseus Holding Corp.(5), (9) Hotel, Gaming & Leisure	Common	0.2%	400,000	1,000
Plumbing Holdings Corporation(5), (9) Consumer goods: Durable	Common	7.8%	—	1,581,481
Plumbing Holdings Corporation(5), (9) Consumer goods: Durable	Preferred	15.5%	3,725,390	4,152,689
TRSO II, Inc.(5), (9) Energy: Oil & Gas	Common Stock	5.4%	1,500,000	2,322,563
Total Investment in Equity Securities (4% of net asset value at fair value)			$18,755,684	$11,006,398

See accompanying notes to financial statements.

CLO Fund Securities

CLO Subordinated Securities, Preferred Shares and Income Notes Investments

Portfolio Company	Investment	Percentage Interest	Cost	Fair Value(2)
Grant Grove CLO, Ltd.(3)	Subordinated Securities	22.2%	$4,715,553	$1,052,164
Katonah III, Ltd.(3), (11)	Preferred Shares	23.1%	1,618,611	325,000
Katonah V, Ltd.(3), (11)	Preferred Shares	26.7%	3,320,000	1,000
Katonah VII CLO Ltd.(3), (6)	Subordinated Securities	16.4%	4,499,793	1,478,978
Katonah VIII CLO Ltd(3), (6)	Subordinated Securities	10.3%	3,390,005	1,230,731
Katonah IX CLO Ltd(3), (6)	Preferred Shares	6.9%	2,023,287	829,739
Katonah X CLO Ltd(3), (6)	Subordinated Securities	33.3%	11,770,993	5,932,163
Katonah 2007-I CLO Ltd.(3), (6)	Preferred Shares	100.0%	31,064,973	27,758,379
Trimaran CLO IV, Ltd.(3), (6)	Preferred Shares	19.0%	3,542,300	2,519,210
Trimaran CLO V, Ltd.(3), (6)	Subordinate Notes	20.8%	2,721,500	1,844,276
Trimaran CLO VI, Ltd.(3), (6)	Income Notes	16.2%	2,784,200	1,981,948
Trimaran CLO VII, Ltd.(3), (6)	Income Notes	10.5%	3,133,900	2,513,261
Catamaran CLO 2012-1 Ltd.(3), (6)	Subordinated Notes	24.9%	8,943,900	6,846,520
Catamaran CLO 2013-1 Ltd.(3), (6)	Subordinated Notes	23.5%	9,960,400	8,225,100
Dryden 30 Senior Loan Fund(3)	Subordinated Notes	7.5%	3,063,200	2,973,750
Total Investment in CLO Subordinated Securities, Preferred Shares and Income Notes			$96,552,615	$65,512,219

CLO Rated-Note Investments

Portfolio Company	Investment	Percentage Interest	Cost	Fair Value(2)
Katonah 2007-I CLO Ltd.(3), (6)	Floating – 04/2022 – B2L – 48602NAA8 Par Value of $10,500,000 100.0%, Due 4/22	100.0%	$1,300,937	$9,740,000
Catamaran CLO 2012-1 Ltd.(3), (6)	Float – 12/2023 – F – 14889CAE0 Par Value of $4,500,000 42.9%, Due 12/23	42.9%	3,843,398	4,200,001
Total Investment in CLO Rated-Note			$5,144,335	$13,940,001
Total Investment in CLO Fund Securities(32% of net asset value at fair value)			$101,696,950	$79,452,220

Asset Manager Affiliates

Portfolio Company/Principal Business	Investment	Percentage Interest	Cost	Fair Value(2)
Asset Manager Affiliates(9)	Asset Management Company	100.0%	$83,378,741	$76,148,000
Total Investment in Asset Manager Affiliates (30% of net asset value at fair value)			$83,378,741	$76,148,000

See accompanying notes to financial statements.

Time Deposits and Money Market Account

Time Deposit and Money Market Accounts	Investment	Yield	Par/Cost	Fair Value(2)
JP Morgan Business Money Market Account(8), (9)	Money Market Account	0.15%	$237,088	$237,088
US Bank Money Market Account(9)	Money Market Account	0.30%	6,875,861	6,875,861
Total Investment in Time Deposit and Money Market Accounts (3% of net asset value at fair value)			$7,112,949	$7,112,949
Total Investments(4) (176% of net asset value at fair value)			$486,157,918	$440,549,994

(1)	A majority of the variable rate loans to the Company’s portfolio companies bear interest at a rate that may be determined by reference to either LIBOR or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), which typically resets semi-annually, quarterly, or monthly. For each such loan, the Company has provided the weighted average annual stated interest rate in effect at December 31, 2013.
(2)	Reflects the fair market value of all investments as of December 31, 2013, as determined by the Company’s Board of Directors.
(3)	Non-U.S. company or principal place of business outside the U.S.
(4)	The aggregate cost of investments for federal income tax purposes is approximately $486 million. The aggregate gross unrealized appreciation is approximately $15 million, the aggregate gross unrealized depreciation is approximately $61 million, and the net unrealized depreciation is approximately $46 million.
(5)	Non-income producing.
(6)	An affiliate CLO Fund managed by an Asset Manager Affiliate (as such term is defined in the notes to the financial statements).
(7)	Loan or debt security is on non-accrual status and therefore is considered non-income producing.
(8)	Money market account holding restricted cash and security deposits for employee benefit plans.
(9)	Qualified asset for purposes of section 55(a) of the Investment Company Act of 1940.
(10)	As of December 31, 2013, this CLO Fund Security was not providing a dividend distribution.
(11)	As of December 31, 2013, investment was owned by KCAP Senior Funding I, LLC and has been pledged to secure KCAP Senior Funding I, LLC’s obligation.

See accompanying notes to financial statements.

KCAP FINANCIAL, INC.

SCHEDULE OF INVESTMENTS
As of December 31, 2012

Debt Securities Portfolio

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
Advanced Lighting Technologies, Inc.(9) Consumer goods: Non-durable	First Lien Bond — 10.5% Cash, Due 6/19	$3,000,000	$2,928,762	$3,000,000
Alaska Communications Systems Holdings, Inc.(9) Telecommunications	Senior Secured Loan — Term Loan 5.5% Cash, Due 10/16	2,940,000	2,952,655	2,783,196
Allison Transmission, Inc. Automotive	Senior Secured Loan — Term B-2 Loan 3.7% Cash, Due 8/17	1,980,000	1,969,312	1,995,672
Aramark Corporation(9) Beverage, Food and Tobacco	Senior Secured Loan — LC-3 Facility 3.5% Cash, Due 7/16	61,707	61,579	61,910
Aramark Corporation(9) Beverage, Food and Tobacco	Senior Secured Loan — U.S. Term C Loan 3.5% Cash, Due 7/16	938,293	936,347	941,390
Asurion, LLC (fka Asurion Corporation)(9) Banking, Finance, Insurance & Real Estate	Senior Secured Loan — Term Loan (First Lien) 5.5% Cash, Due 5/18	2,000,000	2,021,506	2,023,130
Avis Budget Car Rental, LLC Transportation: Consumer	Senior Secured Loan — Tranche C Term Loan 4.3% Cash, Due 3/19	1,985,007	2,012,685	2,005,353
Bankruptcy Management Solutions, Inc.(9) Banking, Finance, Insurance & Real Estate	Junior Secured Loan — Loan (Second Lien) 1.2% Cash, 7.0% PIK, Due 8/15	1,405,472	1,225,488	47,435
Bankruptcy Management Solutions, Inc.(9) Banking, Finance, Insurance & Real Estate	Senior Secured Loan — Term Loan B 6.5% Cash, 1.0% PIK, Due 8/14	1,439,164	1,405,984	773,551
Berry Plastics Holding Corporation Containers, Packaging and Glass	Senior Secured Loan — Term C Loan 2.2% Cash, Due 4/15	1,979,003	1,949,236	1,971,898
Burger King Corporation Beverage, Food and Tobacco	Senior Secured Loan — Tranche B Term Loan (2012) 3.8% Cash, Due 9/19	1,645,875	1,641,896	1,657,297
Caribe Media Inc. (fka Caribe Information Investments Incorporated)(9) Media: Advertising, Printing & Publishing	Senior Secured Loan — Loan 10.0% Cash, Due 11/14	621,074	621,074	613,373
Catalina Marketing Corporation(9) Media: Advertising, Printing & Publishing	Senior Secured Loan — 2017 Term Loan 5.7% Cash, Due 9/17	1,704,212	1,672,227	1,711,140
Chrysler Group LLC(9) Automotive	Senior Secured Loan — Tranche B Term Loan 6.0% Cash, Due 5/17	1,979,899	1,979,899	2,024,724
CoActive Technologies LLC (fka CoActive Technologies, Inc.)(7), (9) Capital Equipment	Junior Secured Loan — Term Loan (Second Lien) 2.3% Cash, 4.8% PIK, Due 1/15	2,063,007	1,987,358	1,299,695
Del Monte Foods Company(9) Beverage, Food and Tobacco	Senior Secured Loan — Initial Term Loan 4.5% Cash, Due 3/18	949,124	950,905	952,237
Del Monte Foods Company(9) Beverage, Food and Tobacco	Senior Secured Loan — Initial Term Loan 4.5% Cash, Due 3/18	1,927,154	1,907,210	1,933,475
eInstruction Corporation(7), (9) Services: Consumer	Junior Secured Loan — Term Loan (Second Lien) 11.5% Cash, Due 7/14	10,000,000	10,000,000	1,000
ELO Touch Solutions, Inc.(9) High Tech Industries	Senior Secured Loan — Term Loan (First Lien) 8.0% Cash, Due 6/18	1,990,000	1,915,453	1,989,603
First American Payment Systems, L.P.(9) Banking, Finance, Insurance & Real Estate	Junior Secured Loan — Term Loan (Second Lien 2012) 10.8% Cash, Due 4/19	3,000,000	2,941,926	2,985,000

See accompanying notes to financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
First Data Corporation(9) Banking, Finance, Insurance & Real Estate	Senior Secured Loan — 2018 Dollar Term Loan 4.2% Cash, Due 3/18	$2,000,000	$1,806,842	$1,906,710
Fram Group Holdings Inc./Prestone Holdings Inc.(9) Automotive	Senior Secured Loan — Term Loan (First Lien) 6.5% Cash, Due 7/17	989,975	996,484	991,212
Freescale Semiconductor, Inc. High Tech Industries	Senior Subordinated Bond — 10.1% Cash, Due 12/16	1,036,000	1,038,081	1,064,490
Getty Images, Inc.(9) Media: Advertising, Printing & Publishing	Senior Secured Loan — Initial Term Loan (New) 4.8% Cash, Due 10/19	2,000,000	1,980,556	2,005,250
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Senior Secured Loan — First Lien Tranche A Credit-Linked Deposit 7.8% Cash, Due 6/11	1,257,143	1,224,101	38,506
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Senior Secured Loan — First Lien Tranche B Term Loan 7.8% Cash, Due 6/11	2,694,857	2,624,028	82,543
Ginn LA Conduit Lender, Inc.(7), (9) Construction & Building	Junior Secured Loan — Loan (Second Lien) 11.8% Cash, Due 6/12	3,000,000	2,715,997	30,015
Gymboree Corporation., The(9) Retail	Senior Secured Loan — Term Loan 5.0% Cash, Due 2/18	1,421,105	1,355,901	1,312,746
HMSC Corporation (aka Swett and Crawford)(9) Banking, Finance, Insurance & Real Estate	Junior Secured Loan — Loan (Second Lien) 5.7% Cash, Due 10/14	5,000,000	4,948,801	4,410,000
Hunter Defense Technologies, Inc.(9) Aerospace and Defense	Junior Secured Loan — Term Loan (Second Lien) 7.0% Cash, Due 2/15	4,074,074	4,027,935	3,829,630
Iasis Healthcare LLC(9) Healthcare & Pharmaceuticals	Senior Unsecured Bond — 8.4% Cash, Due 5/19	3,000,000	2,877,729	2,865,000
International Architectural Products, Inc.(7), (9) Metals & Mining	Senior Secured Loan — Term Loan 12.0% Cash, Due 5/15	507,431	480,868	263,864
Jones Stephens Corp.(9) Consumer goods: Non-durable	Senior Secured Loan — Term Loan 7.0% Cash, Due 9/15	4,280,147	4,280,147	4,280,147
KIK Custom Products Inc.(9) Consumer goods: Non-durable	Junior Secured Loan — Loan (Second Lien) 5.3% Cash, Due 12/14	5,000,000	5,000,000	3,977,100
LBREP/L-Suncal Master I LLC(7), (9) Construction & Building	Senior Secured Loan — Term Loan (First Lien) 7.5% Cash, Due 1/10	3,345,759	3,345,759	303,460
Legacy Cabinets, Inc.(9) Consumer goods: Durable	Senior Secured Loan — Term Loan 1.0% Cash, 6.3% PIK, Due 5/14	524,571	463,380	447,040
Lord & Taylor Holdings LLC (LT Propco LLC)(9) Retail	Senior Secured Loan — Term Loan 5.8% Cash, Due 1/19	430,951	439,877	436,002
Merisant Company(9) Beverage, Food and Tobacco	Senior Secured Loan — Loan 7.5% Cash, Due 1/14	4,547,032	4,538,541	4,547,032
Michael Foods Group, Inc. (f/k/a M-Foods Holdings, Inc.)(9) Beverage, Food and Tobacco	Senior Secured Loan — Term B Facility 4.3% Cash, Due 2/18	1,825,626	1,828,589	1,838,934
Neiman Marcus Group Inc., The(9) Retail	Senior Secured Loan — Term Loan 4.8% Cash, Due 5/18	2,000,000	1,985,894	2,005,800
Pegasus Solutions, Inc.(9) Hotel, Gaming & Leisure	Senior Subordinated Bond — Senior Subordinated Second Lien PIK Notes 13.0% PIK, Due 4/14	1,691,007	1,691,007	1,671,391
Perseus Holding Corp.(9) Hotel, Gaming & Leisure	Preferred Stock — Preferred Stock 14.0% PIK, Due 4/14	400,000	400,000	371,160
PetCo Animal Supplies, Inc.(9) Retail	Senior Secured Loan — New Loan 4.5% Cash, Due 11/17	2,000,000	2,000,000	2,018,220
Pinnacle Foods Finance LLC(9) Beverage, Food and Tobacco	Senior Secured Loan — Extended Initial Term Loan 3.7% Cash, Due 10/16	293,014	293,014	295,025
Pinnacle Foods Finance LLC(9) Beverage, Food and Tobacco	Senior Secured Loan — Extended Initial Term Loan 3.7% Cash, Due 10/16	1,989,975	1,988,656	2,003,636

See accompanying notes to financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value(2)
TPF Generation Holdings, LLC(9) Utilities: Electric	Senior Secured Loan — Synthetic LC Deposit (First Lien) 2.3% Cash, Due 12/13	$169,532	$169,280	$169,956
TriZetto Group, Inc. (TZ Merger Sub, Inc.)(9) High Tech Industries	Senior Secured Loan — Term Loan 4.8% Cash, Due 5/18	1,959,860	1,951,082	1,948,013
TRSO I, Inc.(9) Energy: Oil & Gas	Junior Secured Loan — Term Loan (Second Lien) 11.0% Cash, Due 12/17	10,400,000	10,192,913	10,192,000
TUI University, LLC(9) Services: Consumer	Senior Secured Loan — Term Loan (First Lien) 7.3% Cash, Due 10/14	2,051,442	2,024,477	1,751,521
TWCC Holding Corp.(9) Media: Broadcasting & Subscription	Senior Secured Loan — Term Loan 4.3% Cash, Due 2/17	1,966,350	1,978,846	1,990,930
Univar Inc.(9) Chemicals, Plastics and Rubber	Senior Secured Loan — Term B Loan 5.0% Cash, Due 6/17	2,954,773	2,954,773	2,950,577
US Foods, Inc. (aka U.S. Foodservice, Inc.)(9) Beverage, Food and Tobacco	Senior Secured Loan — Extended Term Loan 5.8% Cash, Due 3/17	1,978,284	1,932,524	1,983,536
Vertafore, Inc.(9) High Tech Industries	Senior Secured Loan — Term Loan (First Lien) 5.3% Cash, Due 7/16	1,237,381	1,232,977	1,250,275
Wholesome Sweeteners, Inc.(9) Beverage, Food and Tobacco	Junior Secured Loan — Subordinated Note (Second Lien) 14.0% Cash, Due 10/17	6,648,596	6,605,857	6,715,082
WireCo WorldGroup Inc.(9) Capital Equipment	Senior Unsecured Bond — 11.8% Cash, Due 5/17	8,000,000	7,920,733	8,320,000
Total Investment in Debt Securities (53% of net asset value at fair value)		$136,283,876	$134,377,151	$111,037,882

Equity Securities Portfolio

Portfolio Company/Principal Business	Investment	Percentage Interest/Shares	Cost	Fair Value(2)
Aerostructures Holdings L.P.(5), (9) Aerospace and Defense	Partnership Interests	1.2%	$1,000,000	$1,000
Aerostructures Holdings L.P.(5), (9) Aerospace and Defense	Series A Preferred Interests	1.2%	250,961	44,112
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Common Stock	1.2%	218,592	1,000
Bankruptcy Management Solutions, Inc.(5), (9) Banking, Finance, Insurance & Real Estate	Warrants	0.1%	—	—
Coastal Concrete Holding II, LLC(5), (9) Construction & Building	Class A Units	10.8%	8,625,626	1,000
eInstruction Acquisition, LLC(5), (9) Services: Consumer	Membership Units	1.1%	1,079,617	1,000
FP WRCA Coinvestment Fund VII, Ltd.(3), (5) Capital Equipment	Class A Shares	1,500	1,500,000	1,961,550
International Architectural Products, Inc.(5), (9) Metals & Mining	Common Stock	2.5%	292,851	1,000
Legacy Cabinets, Inc.(5), (9) Consumer goods: Durable	Equity	4.0%	115,580	1,000
Perseus Holding Corp.(5), (9) Hotel, Gaming & Leisure	Common Stock	0.2%	400,000	10,930
Plumbing Holdings Corporation(5), (9) Consumer goods: Durable	Common Stock	7.8%	—	644,937
Plumbing Holdings Corporation(5), (9) Consumer goods: Durable	Preferred Stock	9.0%	3,032,596	3,240,496
Caribe Media Inc. (fka Caribe Information Investments Incorporated)(5), (9) Media: Advertising, Printing & Publishing	Common Stock	1.3%	359,765	612,691
TRSO II, Inc.(5), (9) Energy: Oil & Gas	Common Stock	5.4%	1,500,000	1,500,000
Total Investment in Equity Securities (4% of net asset value at fair value)			$18,375,588	$8,020,716

See accompanying notes to financial statements.

CLO Fund Securities

CLO Subordinated Securities, Preferred
Shares and Income Notes Investments

Portfolio Company	Investment	Percentage Interest	Cost	Fair Value(2)
Grant Grove CLO, Ltd.(3)	Subordinated Securities	22.2%	$4,925,009	$3,124,924
Katonah III, Ltd.(3), (10)	Preferred Shares	23.1%	2,242,014	600,000
Katonah V, Ltd.(3), (10)	Preferred Shares	26.7%	3,320,000	1,000
Katonah VII CLO Ltd.(3), (6)	Subordinated Securities	16.4%	4,574,393	2,120,168
Katonah VIII CLO Ltd(3), (6)	Subordinated Securities	10.3%	3,450,705	2,171,998
Katonah IX CLO Ltd(3), (6)	Preferred Shares	6.9%	2,082,987	1,488,895
Katonah X CLO Ltd (3), (6)	Subordinated Securities	33.3%	11,934,600	9,455,511
Katonah 2007-I CLO Ltd.(3), (6)	Preferred Shares	100.0%	31,189,147	30,091,886
Trimaran CLO IV, Ltd.(3), (6)	Preferred Shares	19.0%	3,616,600	3,575,571
Trimaran CLO V, Ltd.(3), (6)	Subordinate Notes	20.8%	2,757,100	2,930,004
Trimaran CLO VI, Ltd.(3), (6)	Income Notes	16.2%	2,894,700	2,936,626
Trimaran CLO VII, Ltd.(3), (6)	Income Notes	10.5%	3,146,900	3,357,924
Catamaran CLO 2012-1 Ltd.(3), (6)	Subordinated Notes	24.9%	8,982,400	8,493,000
Total Investment in CLO Subordinated Securities, Preferred Shares and Income Notes			$85,116,555	$70,347,507

CLO Rated-Note Investments

Portfolio Company	Investment	Percentage Interest	Cost	Fair Value(2)
Katonah 2007-I CLO Ltd.(3), (6)	Class B-2L Notes Par Value of $10,500,000 5.32%, Due 4/22	100.0%	$1,252,191	$9,140,000
Catamaran CLO 2012-1 Ltd.(3), (6)	Class F Notes Par Value of $4,500,000 6.8%, Due 12/23	42.9%	3,777,664	3,770,000
Total Investment in CLO Rated-Note			$5,029,855	$12,910,000
Total Investment in CLO Fund Securities (40% of net asset value at fair value)			$90,146,410	$83,257,507

Asset Manager Affiliates

Portfolio Company/Principal Business	Investment	Percentage Interest	Cost	Fair Value(2)
Asset Manager Affiliates(9)	Asset Management Company	100.0%	$83,161,529	$77,242,000
Total Investment in Asset Manager Affiliates (37% of net asset value at fair value)			$83,161,529	$77,242,000

See accompanying notes to financial statements.

Time Deposits and Money Market Account

Time Deposit and Money Market Accounts	Investment	Yield	Par/Cost	Fair Value(2)
JP Morgan Asset Account(9)	Time Deposit	0.01%	$1,942,834	$1,942,834
JP Morgan Business Money Market Account(8), (9)	Money Market Account	0.15%	195,856	195,856
US Bank Money Market Account(9)	Money Market Account	0.40%	30,347,968	30,347,968
Total Investment in Time Deposit and Money Market Accounts (16% of net asset value at fair value)			$32,486,658	$32,486,658
Total Investments(4) (150% of net asset value at fair value)			$358,547,336	$312,044,763

(1)	A majority of the variable rate loans to the Company’s portfolio companies bear interest at a rate that may be determined by reference to either LIBOR or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), which typically resets semi-annually, quarterly, or monthly. For each such loan, the Company has provided the weighted average annual stated interest rate in effect at December 31, 2012.
(2)	Reflects the fair market value of all investments as of December 31, 2012, as determined by the Company’s Board of Directors.
(3)	Non-U.S. company or principal place of business outside the U.S.
(4)	The aggregate cost of investments for federal income tax purposes is approximately $359 million. The aggregate gross unrealized appreciation is approximately $11 million, the aggregate gross unrealized depreciation is approximately $58 million, and the net unrealized depreciation is approximately $47 million.
(5)	Non-income producing.
(6)	An affiliate CLO Fund managed by an Asset Manager Affiliate (as such term is defined in the notes to the financial statements).
(7)	Loan or debt security is on non-accrual status and therefore is considered non-income producing.
(8)	Money market account holding restricted cash and security deposits for employee benefit plans.
(9)	Qualified asset for purposes of section 55(a) of the Investment Company Act of 1940.
(10)	As of December 31, 2012, this CLO Fund Security was not providing a dividend distribution.

See accompanying notes to financial statements.

KCAP FINANCIAL, INC.

FINANCIAL HIGHLIGHTS
($ per share)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Per Share Data:
Net asset value, at beginning of period	$7.85	$7.85	$8.21	$9.56	$9.03
Net investment income(1)	0.90	0.93	0.70	0.53	0.83
Net realized losses from investments(1)	(0.37)	(0.12)	(0.81)	(0.79)	(0.71)
Net realized losses from extinguishment of debt(1)	(0.02)	—	—	—	—
Net change in unrealized appreciation (depreciation) on investments(1)	0.03	0.11	0.37	(0.54)	1.19
Net income	0.54	0.92	0.26	(0.80)	1.31
Net decrease in net assets resulting from distributions:
From net investment income	(0.87)	(0.91)	(0.69)	(0.52)	(0.84)
Tax return of capital	(0.18)	(0.03)	—	(0.14)	(0.08)
Net decrease in net assets resulting from distributions	(1.05)	(0.94)	(0.69)	(0.66)	(0.92)
Net increase in net assets relating to stock-based transactions
Issuance of common stock (not including dividend reinvestment plan)	0.14	—	—	—	—
Issuance of common stock under dividend reinvestment plan	0.02	0.02	0.04	0.07	0.10
Stock based compensation expense	0.01	(0.00)	0.03	0.04	0.04
Net increase in net assets relating to stock-based transactions	0.17	0.02	0.07	0.11	0.14
Net asset value, end of period	$7.51	$7.85	$7.85	$8.21	$9.56
Total net asset value return(2)	9.1%	11.9%	4.0%	(7.1)%	16.0%
Ratio/Supplemental Data:
Per share market value at beginning of period	$9.19	$6.31	$6.97	$4.56	$3.64
Per share market value at end of period	$8.07	$9.19	$6.31	$6.97	$4.56
Total market return(3)	(0.7)%	60.5%	0.4%	67.6%	50.5%
Shares outstanding at end of period	33,332,123	26,470,408	22,992,211	22,767,130	22,363,281
Net assets at end of period	$250,369,693	$207,875,659	$180,525,942	$186,925,667	$213,895,724
Portfolio turnover rate	45.5%	39.2%	24.5%	3.4%	3.2%
Average debt outstanding	$150,828,586	$80,758,743	$53,974,098	$154,952,070	$236,184,703
Average debt outstanding per share	$4.53	$3.05	$2.35	$6.81	$10.56
Asset coverage ratio	226%	305%	401%	315%	198%
Ratio of net investment income to average net assets	11.3%	11.9%	8.1%	5.8%	8.7%
Ratio of total expenses to average net assets	7.5%	7.2%	6.0%	8.5%	7.4%
Ratio of interest expense to average net assets	3.9%	3.4%	2.3%	3.4%	4.4%
Ratio of non-interest expenses to average net assets	3.6%	3.7%	3.7%	5.0%	3.0%

(1)	Based on weighted average number of common shares outstanding for the period.
(2)	Total net asset value return (not annualized) equals the change in the net asset value per share over the beginning of period net asset value per share plus dividends, divided by the beginning net asset value per share.
(3)	Total market return equals the change in the ending market price over the beginning of period price per share plus dividends, divided by the beginning price.

See accompanying notes to financial statements.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

KCAP Financial, Inc. (“KCAP” or the “Company”) is an internally managed, non-diversified closed-end investment company that is regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). The Company was formed as a Delaware limited liability company on August 8, 2006 and, prior to the issuance of shares of the Company’s common stock in its initial public offering (“IPO”), converted to a corporation incorporated in Delaware on December 11, 2006. Prior to its IPO, the Company did not have material operations. The Company’s IPO of 14,462,000 shares of common stock raised net proceeds of approximately $200 million. Prior to the IPO, the Company issued 3,484,333 shares to affiliates of Kohlberg & Co., L.L.C., a leading middle market private equity firm, in exchange for the contribution to the Company of their ownership interests in Katonah Debt Advisors, L.L.C., and related affiliates controlled by the Company (collectively, “Katonah Debt Advisors”) and in securities issued by collateralized loan obligation funds (“CLO Funds”) managed by Katonah Debt Advisors and two other asset managers.

On April 28, 2008, the Company completed a rights offering that resulted in the issuance of 3.1 million shares of our common stock, and net proceeds of $27 million.

On February 29, 2012, the Company purchased Trimaran Advisors, L.L.C. (“Trimaran Advisors”), a CLO manager similar to Katonah Debt Advisors with assets under management of approximately $1.5 billion, for total consideration of $13.0 million in cash and 3,600,000 shares of the Company’s common stock. Contemporaneously with the acquisition of Trimaran Advisors, the Company acquired from Trimaran Advisors equity interests in certain CLO Funds managed by Trimaran Advisors for an aggregate purchase price of $12.0 million in cash. As of December 31, 2013, Katonah Debt Advisors and Trimaran Advisors are the Company’s only wholly-owned portfolio companies (collectively, “Asset Manager Affiliates”) and have approximately $3.2 billion of par value assets under management. The Asset Manager Affiliates are registered under the Investment Advisers Act of 1940 and are managed independently from the Company by a separate portfolio management team.

On February 14, 2013, the Company completed a public offering of 5,232,500 shares of common stock, which included the underwriters’ full exercise of their option to purchase up to 682,500 shares of common stock, at a price of $9.75 per share, raising approximately $51.0 million in gross proceeds. In conjunction with this offering, the Company also sold 200,000 shares of common stock to a member of its Board of Directors, at a price of $9.31125 per share, raising approximately $1.9 million in gross proceeds.

The Company invests in senior secured loans and mezzanine debt and, to a lesser extent, equity capital of middle market companies in a variety of industries. The Company generally targets companies that generate positive cash flows because the Company looks to cash flows as the primary source for servicing debt. However, the Company may invest in other companies if it is presented with attractive opportunities. The Company defines the middle market as comprising of companies with earnings before interest, taxes, depreciation and amortization (“EBITDA”), of $10 million to $50 million and/or total debt of $25 million to $150 million. The Company’s investment objective is to generate current income and capital appreciation from investments made in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. The Company also expects to continue to receive distributions of recurring dividends and to generate capital appreciation from its investment in the asset management business of the Asset Manager Affiliates. The Asset Manager Affiliates manage CLO Funds which invest in broadly syndicated loans, high-yield bonds and other credit instruments.

The Company may also invest in other investments such as loans to larger, publicly-traded companies, high-yield bonds and distressed debt securities. The Company may also receive warrants or options to purchase common stock in connection with its debt investments. In addition, the Company may also invest in debt and equity securities issued by the CLO Funds managed by our Asset Manager Affiliates or by other asset managers (“CLO Fund Securities”).

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION  – (continued)

The Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). To qualify as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification and annual distribution requirements. As a RIC, the Company generally will not have to pay corporate-level taxes on any income that it distributes in a timely manner to its stockholders.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The financial statements reflect all adjustments, both normal and recurring which, in the opinion of management, are necessary for the fair presentation of the Company’s results of operations and financial condition for the periods presented. Certain prior-year amounts have been reclassified to conform to the current year presentation. Furthermore, the preparation of the financial statements requires management to make significant estimates and assumptions including with respect to the fair value of investments that do not have a readily available market value. Actual results could differ from those estimates, and the differences could be material.

The Company consolidates the financial statements of its wholly-owned special purpose financing subsidiaries KCAP Funding, Kolhberg Capital Funding LLC I, KCAP Senior Funding I, LLC and KCAP Senior Funding I Holdings, LLC in its financial statements as they are operated solely for investment activities of the Company. The creditors of KCAP Senior Funding I, LLC have received security interests in the assets owned by KCAP Senior Funding I, LLC and such assets are not intended to be available to the creditors of KCAP Financial, Inc., or any other affiliate.

In accordance with Article 6 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company does not consolidate portfolio company investments, including those in which it has a controlling interest (e.g., the Asset Manager Affiliates), unless the portfolio company is another investment company.

The Asset Manager Affiliates are subject to Accounting Standards Codification Topic 810, “Consolidation” and although the Company cannot consolidate the financial statements of portfolio company investments, this guidance impacts the required disclosures relating to the Asset Manager Affiliates, as it requires the Asset Manager Affiliates to consolidate the financial statements of managed CLO Funds. As a result of the consolidation of the financial statements of the CLOs into the financial statements of the Asset Manager Affiliates, the Asset Manager Affiliates qualify as a “significant subsidiary” and, as a result, the Company is required to include additional financial information regarding the Asset Manager Affiliates in its filings with the United States Securities and Exchange Commission (“SEC”). This additional financial information regarding the Asset Manager Affiliates does not directly impact the financial position or results of operations of the Company.

In addition, in accordance with Rules 3-09, Rule 4-08(g) and 1-02 of Regulation S-X promulgated by the SEC, additional financial information with respect to two of the CLO Funds in which the Company has an investment, Katonah 2007-I CLO Ltd. (“Katonah 2007-I CLO”), and Katonah X CLO Ltd. (“Katonah X CLO”) are required to be included in the Company’s SEC filings. The additional financial information regarding the Asset Manager Affiliates, Katonah 2007-I CLO (pursuant to Rule 3-09) and Katonah X CLO (pursuant to Rule 4-08(g)) immediately follow the Company’s financial statements.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

New Accounting Pronouncements

In June 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-08, Financial Services-Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements (“ASU 2013-08”). ASU 2013-08 changes the approach to the assessment of whether a company is an investment company, clarifies the characteristics of an investment company, provides comprehensive guidance for the investment company assessment and contains certain disclosure requirements. ASU 2013-08 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2013. Earlier application is prohibited. Management does not believe the adoption of ASU 2013-08 will have a material impact on the Company’s financial statements.

Investments

Investment transactions are recorded on the applicable trade date. Realized gains or losses are determined using the specific identification method.

Valuation of Portfolio Investments.  The Company’s Board of Directors is ultimately and solely responsible for making a good faith determination of the fair value of portfolio investments on a quarterly basis. Debt and equity securities for which market quotations are readily available are generally valued at such market quotations. Debt and equity securities that are not publicly traded or whose market price is not readily available are valued by the Board of Directors based on detailed analyses prepared by management, the Valuation Committee of the Board of Directors, and, in certain circumstances, third parties with valuation expertise. Valuations are conducted by management on 100% of the investment portfolio at the end of each quarter. The Company follows the provisions of ASC 820: Fair Value Measurements and Disclosures (“ASC 820: Fair Value”). This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. ASC 820: Fair Value defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent to the adoption of ASC 820: Fair Value, the FASB has issued various staff positions clarifying the initial standard as noted below.

The FASB issued guidance that clarified and required disclosures about fair value measurements. These include requirements to disclose the amounts and reasons for significant transfers between Level I and Level II, as well as significant transfers in and out of Level III of the fair value hierarchy. The guidance also required that purchases, sales, issuances and settlements be presented gross in the Level III reconciliation.

ASC 820: Fair Value requires the disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.

The Company utilizes an independent valuation firm to provide an annual third-party review of the CLO fair value model relative to its functionality, model inputs and calculations as a reasonable method to determine CLO fair values, in the absence of Level I or Level II trading activity or observable market inputs. The independent valuation firm concluded that the Company’s CLO model appropriately factors in all the necessary inputs required to build a CLO equity cash flow model for fair value purposes and that the inputs were being employed correctly.

The Company utilizes an independent valuation firm to provide third party valuation consulting services. Each quarter the independent valuation firm will perform third party valuations of the Company’s investments on material illiquid securities such that they are reviewed at least once during a trailing 12 month period. These third party valuation estimates are considered as one of the relevant data inputs in the Company’s determination of fair value. The Company intends to continue to engage an independent valuation firm in the future to provide certain valuation services, including the review of certain portfolio assets, as part of the quarterly and annual year-end valuation process.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Board of Directors may consider other methods of valuation than those set forth below to determine the fair value of Level III investments as appropriate in conformity with GAAP. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ materially from the values that would have been used had a readily available market existed for such investments. Further, such investments may be generally subject to legal and other restrictions on resale or otherwise be less liquid than publicly traded securities. In addition, changes in the market environment and other events may occur over the life of the investments that may cause the value realized on such investments to be different from the currently assigned valuations.

The majority of the Company’s investment portfolio is composed of debt and equity securities with unique contract terms and conditions and/or complexity that requires a valuation of each individual investment that considers multiple levels of market and asset specific inputs, which may include historical and forecasted financial and operational performance of the individual investment, projected cash flows, market multiples, comparable market transactions, the priority of the security compared with those of other securities for such issuers, credit risk, interest rates, and independent valuations and reviews.

The Company relies on several techniques for valuing its portfolio of investments, including:

•	“Enterprise Value” — when there is no liquid public market, the investment is carried at fair value based on the enterprise value of the portfolio company, which is determined using (i) valuation data from publicly traded comparables, and (ii) a discounted cash flow analysis based on projected performance of an investment.
•	The “Income Approach” — the Company derives fair value for its illiquid investments that do not have indicative fair values based upon active trades primarily by using a present value technique that discounts the estimated contractual cash flows for the subject assets with discount rates imputed by broad market indices, bond spreads and yields for comparable issuers relative to the subject assets.
•	The “Market Approach” — if market quotations are readily available, valuation may be are based upon the closing public market prices on the balance sheet date. Securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.
•	“Discounted Cash Flow” — a discounted cash flow model is based on the net present value of future cash flows, discounted at an appropriate rate for each cash flow.

Debt Securities.  The Company values debt securities using primarily Enterprise Value, Income Approach and Market Approach.

To the extent that the Company’s investments are exchange traded and are priced or have sufficient price indications from normal course trading at or around the valuation date (financial reporting date), such pricing will determine fair value. Valuations from third party pricing services may be used as an indication of fair value, depending on the volume and reliability of the valuation, sufficient and reasonable correlation of bid and ask quotes, and, most importantly, the level of actual trading activity. However, if the Company has been unable to identify directly comparable market indices or other market guidance that correlate directly to the types of investments the Company owns, the Company will determine fair value using alternative methodologies such as available market data, as adjusted, to reflect the types of assets the Company owns, their structure, qualitative and credit attributes and other asset-specific characteristics.

The Company also considers, among other things, recent loan amendments or other activity specific to the subject asset. Discount rates applied to estimated contractual cash flows for an underlying asset vary by specific investment, industry, priority and nature of the debt security (such as the seniority or security interest of the debt security) and are assessed relative to two indices, a leveraged loan index and a high-yield bond index, at the valuation date. The Company has identified these two indices as benchmarks for broad market information related to its loan and debt securities. Because the Company has not identified any market index

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

that directly correlates to the loan and debt securities held by the Company and therefore uses the two benchmark indices, these market indices may require significant adjustment to better correlate such market data for the calculation of fair value of the investment under the Income Approach. Such adjustments require judgment and may be material to the calculation of fair value. Further adjustments to the discount rate may be applied to reflect other market conditions or the perceived credit risk of the borrower. When broad market indices are used as part of the valuation methodology, their use is subject to adjustment for many factors, including priority, collateral used as security, structure, performance and other quantitative and qualitative attributes of the asset being valued. The resulting present value determination is then weighted along with any quotes from observable transactions and broker/pricing quotes. If such quotes are indicative of actual transactions with reasonable trading volume at or near the valuation date that are not liquidation or distressed sales, relatively more reliance will be put on such quotes to determine fair value. If such quotes are not indicative of market transactions or are insufficient as to volume, reliability, consistency or other relevant factors, such quotes will be compared with other fair value indications and given relatively less weight based on their relevancy. Other significant assumptions, such as coupon and maturity, are asset-specific and are noted for each investment in the Schedules of Investments.

Equity Securities.  The Company’s equity securities in portfolio companies for which there is no liquid public market are carried at fair value based on the Enterprise Value of the portfolio company, which is determined using various factors, including EBITDA (earnings before interest, taxes, depreciation and amortization) and discounted cash flows from operations, less capital expenditures and other pertinent factors, such as recent offers to purchase a portfolio company’s securities or other liquidation events. The determined fair values are generally discounted to account for restrictions on resale and minority ownership positions. In the event market quotations are readily available for the Company’s equity securities in public companies, those investments may be valued using the Market Approach.

The significant inputs used to determine the fair value of equity securities include prices, EBITDA and cash flows after capital expenditures for similar peer comparables and the investment entity itself. Equity securities are classified as Level III, as described in Note 4 below, when there is limited activity or less transparency around inputs to the valuation given the lack of information related to such equity investments held in nonpublic companies. Significant assumptions observed for comparable companies are applied to relevant financial data for the specific investment. Such assumptions, such as model discount rates or price/earnings multiples, vary by the specific investment, equity position and industry and incorporate adjustments for risk premiums, liquidity and company specific attributes. Such adjustments require judgment and may be material to the calculation of fair value.

Asset Manager Affiliates.  The Company’s investments in its wholly-owned asset management companies, the Asset Manager Affiliates, are carried at fair value, which is primarily determined utilizing the Discounted Cash Flow approach, which incorporates different levels of discount rates depending on the hierarchy of fees earned (including the likelihood of realization of senior, subordinate and incentive fees) and prospective modeled performance. Such valuation takes into consideration an analysis of comparable asset management companies and a percentage of assets under management. The Asset Manager Affiliates are classified as a Level III investment (as described below). Any change in value from period to period is recognized as net change in unrealized appreciation or depreciation.

CLO Fund Securities.  The Company typically makes a minority investment in the most junior class of securities of CLO Funds raised and managed by the Asset Manager Affiliates and may selectively invest in securities issued by funds managed by other asset management companies (collectively, “CLO Fund securities”). The investments held by CLO Funds generally relate to credit instruments issued by corporations.

The Company’s investments in CLO Fund securities are carried at fair value, which is based either on (i) the present value of the net expected cash inflows for interest income and principal repayments from underlying assets and cash outflows for interest expense, debt paydown and other fund costs for the

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

CLO Funds that are approaching or past the end of their reinvestment period and therefore are selling assets and/or using principal repayments to pay down CLO Fund debt (or will begin to do so shortly), and for which there continue to be net cash distributions to the class of securities owned by the Company, a Discounted Cash Flow approach, (ii) a discounted cash flow model that utilizes prepayment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow and comparable yields for similar securities or preferred shares to those in which the Company has invested, or (iii) indicative prices provided by the underwriters or brokers who arrange CLO Funds, a Market Approach. The Company recognizes unrealized appreciation or depreciation on the Company’s investments in CLO Fund securities as comparable yields in the market change and/or based on changes in net asset values or estimated cash flows resulting from changes in prepayment or loss assumptions in the underlying collateral pool. As each investment in CLO Fund securities ages, the expected amount of losses and the expected timing of recognition of such losses in the underlying collateral pool are updated and the revised cash flows are used in determining the fair value of the CLO Fund investment. The Company determines the fair value of its investments in CLO Fund securities on a security-by-security basis.

Due to the individual attributes of each CLO Fund security, they are classified as a Level III investment unless specific trading activity can be identified at or near the valuation date. When available, observable market information will be identified, evaluated and weighted accordingly in the application of such data to the present value models and fair value determination. Significant assumptions to the present value calculations include default rates, recovery rates, prepayment rates, investment/reinvestment rates and spreads and the discount rate by which to value the resulting underlying cash flows. Such assumptions can vary significantly, depending on market data sources which often vary in depth and level of analysis, understanding of the CLO market, detailed or broad characterization of the CLO market and the application of such data to an appropriate framework for analysis. The application of data points are based on the specific attributes of each individual CLO Fund security’s underlying assets, historic, current and prospective performance, vintage, and other quantitative and qualitative factors that would be evaluated by market participants. The Company evaluates the source of market data for reliability as an indicative market input, consistency amongst other inputs and results and also the context in which such data is presented.

For bond rated note tranches of CLO Fund securities (those above the junior class) without transactions to support a fair value for the specific CLO Fund and tranche, fair value is based on discounting estimated bond payments at current market yields, which may reflect the adjusted yield on the leveraged loan index for similarly rated tranches, as well as prices for similar tranches for other CLO Funds and also other factors such as indicative prices provided by underwriters or brokers who arrange CLO Funds, and the default and recovery rates of underlying assets in the CLO Fund, as may be applicable. Such model assumptions may vary and incorporate adjustments for risk premiums and CLO Fund specific attributes.

Cash.  The Company defines cash as demand deposits. The Company places its cash with financial institutions and, at times, cash held in checking accounts may exceed the Federal Deposit Insurance Corporation insured limit.

Restricted Cash.  Restricted cash consists of cash held for reinvestment, quarterly interest and principal distribution (if any) to holders of notes issued by KCAP Senior Funding-I, LLC.

Time Deposits and Money Market Accounts.  Time deposits primarily represent investments of cash held in demand deposit accounts. Money market accounts primarily represent short term interest-bearing deposit accounts. Also includes restricted cash held under employee benefit plans.

Interest Income.  Interest income, including the amortization of premium and accretion of discount, is recorded on the accrual basis to the extent that such amounts are expected to be collected. The Company generally places a loan or security on non-accrual status and ceases recognizing cash interest income on such loan or security when a loan or security becomes 90 days or more past due or if the Company otherwise does

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

not expect the debtor to be able to service its debt obligations. Non-accrual loans remain in such status until the borrower has demonstrated the ability and intent to pay contractual amounts due or such loans become current. As of December 31, 2013, four issuers representing less than 1% of the Company’s total investments at fair value were on a non-accrual status.

Dividends from Asset Manager Affiliates.  The Company records dividend income from its Asset Manager Affiliates on the declaration date, which represents the ex-dividend date.

Dividend Income from CLO Fund Securities.  The Company generates dividend income from its investments in the most junior class of securities of CLO Funds (typically preferred shares or subordinated securities) managed by the Asset Manager Affiliates and selective investments in securities issued by funds managed by other asset management companies. The Company’s CLO Fund junior class securities are subordinated to senior note holders who typically receive a stated interest rate of return based on a floating rate index, such as the London Interbank Offered Rate (“LIBOR”) on their investment. The CLO Funds are leveraged funds and any excess cash flow or “excess spread” (interest earned by the underlying securities in the fund less payments made to senior note holders and less fund expenses and management fees) is paid to the holders of the CLO Fund’s subordinated securities or preferred shares. The Company makes estimated interim accruals of such dividend income based on recent historical distributions and CLO Fund performance and adjusts such accruals on a quarterly basis to reflect actual distributions.

For non-junior class CLO Fund securities, such as the Company’s investment in the Class B-2L Notes of the Katonah 2007-I CLO and Class F Notes of the Catamaran 2012-1 CLO, interest is earned at a fixed spread relative to the LIBOR index.

Capital Structuring Service Fees.  The Company may earn ancillary structuring and other fees related to the origination, investment, disposition or liquidation of debt and investment securities. Generally, the Company will capitalize loan origination fees, then amortize these fees into interest income over the term of the loan using the effective interest rate method, recognize prepayment and liquidation fees upon receipt and equity structuring fees as earned, which generally occurs when an investment transaction closes.

Debt Issuance Costs.  Debt issuance costs represent fees and other direct costs incurred in connection with the Company’s borrowings. These amounts are capitalized and amortized using the effective interest method over the contractual term of the borrowing.

Extinguishment of debt.  An issuer must derecognize a liability if and only if it has been extinguished through delivery of cash, delivery of other financial assets, delivery of goods or services, or reacquisition by the issuer of its outstanding debt securities whether the securities are cancelled or held. If the debt contains a cash conversion option, the issuer must allocate the consideration transferred and transaction costs incurred to the extinguishment of the liability component and the reacquisition of the equity component and recognize a gain or loss in the statement of operations.

Expenses.  The Company is internally managed and expenses costs, as incurred, with regard to the running of its operations. Primary operating expenses include employee salaries and benefits, the costs of identifying, evaluating, negotiating, closing, monitoring and servicing the Company’s investments and related overhead charges and expenses, including rental expense, and any interest expense incurred in connection with borrowings. The Company and the Asset Manager Affiliates share office space and certain other operating expenses. The Company has entered into an Overhead Allocation Agreement with the Asset Manager Affiliates which provides for the sharing of such expenses based on an allocation of office lease costs and the ratable usage of other shared resources.

Dividends.  Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a dividend is determined by the Board of Directors each quarter and is generally based upon the distributable taxable income estimated by management for the period and year.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company has adopted a dividend reinvestment plan that provides for reinvestment of its distributions on behalf of its stockholders, unless a stockholder “opts out” of the plan to receive cash in lieu of having their cash dividends automatically reinvested in additional shares of the Company’s common stock.

3. EARNINGS (LOSSES) PER SHARE

The following information sets forth the computation of basic and diluted net increase (decrease) in stockholders’ equity per share for the years ended December 31, 2013, 2012, and 2011:

	For the Years ended December 31,
	2013	2012	2011
Net increase in net assets resulting from operations	$17,222,972	$26,125,779	$7,649,544
Net decrease (increase) in net assets allocated to unvested share awards	(101,076)	(236,579)	(102,096)
Interest on Convertible Notes	—	5,250,000	—
Amortization of Capitalized Costs on Convertible Notes	—	457,479	—
Net increase in net assets available to common stockholders	$17,121,896	$31,596,679	$7,547,448
Weighted average number of common shares outstanding for basic shares computation	32,280,160	26,011,517	22,868,648
Effect of dilutive securities – stock options	14,845	14,248	12,026
Effect of dilutive Convertible Notes	—	7,353,829	—
Weighted average number of common and common stock equivalent shares outstanding for diluted shares computation	32,295,005	33,379,594	22,880,674
Net increase in net assets per basic common shares:
Net increase in net assets from operations	0.53	1.00	0.33
Net increase in net assets per diluted shares:
Net increase in net assets from operations	0.53	0.95	0.33

Share-based awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and included in the computation of both basic and diluted earnings per share. Grants of restricted stock awards to the Company’s employees and directors are considered participating securities when there are earnings in the period and the earnings per share calculations include outstanding unvested restricted stock awards in the basic weighted average shares outstanding calculation.

There were 50,000 options to purchase shares of common stock for the year ended December 31, 2013. For the year ended December 31, 2013, options to purchase 14,845 shares of common stock were included in the computation of diluted earnings per share. For the years ended December 31, 2012 and 2011, options to purchase 14,248 and 12,026 shares of common stock, respectively, were included in the computation of diluted earnings per share.

The Company’s Convertible Notes are included in the computation of the diluted net increase or decrease in net assets resulting from operations per share in accordance with ASC 261-10-45-40-b by application of the “if-converted method.” Under the if-converted method, interest charges applicable to the convertible notes for the period are added to the reported net increase or decrease in net assets resulting from operations and the full amount of shares (pro-rata if not outstanding for the full period) that would be issued are added to weighted average basic shares. Convertible notes are considered anti-dilutive only when its interest per share

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

3. EARNINGS (LOSSES) PER SHARE  – (continued)

upon conversion exceeds the basic net increase or decrease in net assets resulting from operations per share. For the year ended December 31, 2013, the effect of the convertible notes are anti-dilutive.

The if-converted method of computing the dilutive effects on convertible notes assume a conversion even if the contracted conversion price exceeds the market value of the shares. As of December 31, 2013 the current conversion rate of the Convertible Notes is approximately 127.4733 shares of our common stock per $1,000 principal amount of the conversion rate, equivalent to a conversion price of approximately $7.84 per share of the Company’s common stock. Upon conversion, the Company may issue the full amount of common stock and retire the full amount of debt outstanding.

4. INVESTMENTS

The following table shows the Company’s portfolio by security type at December 31, 2013 and December 31, 2012, were as follows:

	December 31, 2013			December 31, 2012
Security Type	Cost	Fair Value	%(1)	Cost	Fair Value	%(1)
Time Deposit	$—	$—	—%	$1,942,834	$1,942,834	1%
Money Market Accounts(2)	7,112,949	7,112,949	3	30,543,824	30,543,824	15
Senior Secured Loan	175,021,272	168,188,453	67	67,874,565	60,258,885	29
Junior Secured Loan	50,831,407	48,443,384	19	49,646,273	33,486,956	17
Senior Unsecured Loan	23,000,000	23,000,000	9	—	—	—
First Lien Bond	2,948,332	2,546,400	2	2,928,762	3,000,000	1
Senior Subordinated Bond	1,037,707	1,051,540	—	2,729,088	2,735,881	1
Senior Unsecured Bond	10,855,804	11,381,100	5	10,798,463	11,185,000	5
Senior Secured Bond	1,519,072	1,619,550	1	—	—	—
CLO Fund Securities	101,696,950	79,452,220	32	90,146,410	83,257,507	40
Equity Securities	18,755,684	11,006,398	4	18,375,588	8,020,716	4
Preferred	10,000,000	10,600,000	4	400,000	371,160	—
Asset Manager Affiliates	83,378,741	76,148,000	30	83,161,529	77,242,000	37
Total	$486,157,918	$440,549,994	176%	$358,547,336	$312,044,763	150%

(1)	Calculated as a percentage of Net Asset Value.
(2)	Includes restricted cash held under employee benefit plans.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

4. INVESTMENTS  – (continued)

The industry concentration of the Company’s investment portfolio as of December 31, 2013 and December 31, 2012 were as follows:

	December 31, 2013			December 31, 2012(3)
Industry Classification	Cost	Fair Value	%(1)	Cost	Fair Value	%(1)
Aerospace and Defense	$9,244,538	$8,100,895	3%	$5,278,896	$3,874,742	2%
Asset Management Company(2)	83,378,741	76,148,000	30	83,161,529	77,242,000	37
Automotive	15,248,090	15,306,403	6	4,945,696	5,011,609	2
Banking, Finance, Insurance & Real Estate	4,190,265	4,299,050	2	14,569,139	12,146,826	6
Beverage, Food and Tobacco	33,758,684	34,026,889	14	22,685,119	22,929,556	11
Capital Equipment	11,450,641	11,792,925	5	11,408,091	11,581,245	6
Chemicals, Plastics and Rubber	2,921,597	2,906,601	1	2,954,774	2,950,577	1
CLO Fund Securities	101,696,950	79,452,220	32	90,146,410	83,257,507	40
Construction & Building	18,224,720	190,244	—	18,535,511	455,524	—
Consumer goods: Durable	7,713,071	9,751,622	4	3,611,556	4,333,473	2
Consumer goods: Non-durable	18,864,695	18,266,939	7	12,208,911	11,257,247	5
Containers, Packaging and Glass	—	—	—	1,949,236	1,971,898	1
Energy: Oil & Gas	11,734,558	12,930,563	5	11,692,913	11,692,000	6
Environmental Industries	6,937,663	6,965,896	3	—	—	—
Finance	26,669,356	26,712,914	11	—	—	—
Healthcare & Pharmaceuticals	14,352,172	14,430,726	6	2,877,729	2,865,000	1
Healthcare, Education and Childcare	18,340,534	18,445,673	7	—	—	—
High Tech Industries	17,989,624	17,989,034	7	6,137,592	6,252,380	3
Hotel, Gaming & Leisure	3,825,126	3,466,520	1	2,491,007	2,053,481	1
Media: Advertising, Printing & Publishing	12,797,615	13,035,590	5	4,633,622	4,942,454	2
Media: Broadcasting & Subscription	9,853,341	9,915,921	4	1,978,846	1,990,930	1
Metals & Mining	228,563	1,000	—	773,718	264,864	—
Retail	3,364,579	3,325,032	1	5,781,672	5,772,767	3
Services: Business	2,984,555	2,999,791	1	—	—	—
Services: Consumer	4,065,671	3,001,899	1	13,104,093	1,753,521	1
Telecommunications	17,251,743	17,337,834	7	2,952,654	2,783,195	1
Time Deposit and Money Market Accounts(4)	7,112,949	7,112,949	3	32,486,658	32,486,658	16
Transportation: Cargo	16,030,051	16,643,254	7	—	—	—
Transportation: Consumer	—	—	—	2,012,685	2,005,353	1
Utilities: Electric	5,927,826	5,993,610	2	169,280	169,956	—
Total	$486,157,918	$440,549,994	176%	$358,547,337	$312,044,763	150%

(1)	Calculated as a percentage of Net Asset Value.
(2)	Represents the Asset Manager Affiliates.
(3)	Certain prior year amounts have been reclassified to conform to the current year presentation.
(4)	Includes restricted cash held under employee benefit plans.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

4. INVESTMENTS  – (continued)

The Company may invest up to 30% of the investment portfolio in “non-qualifying” opportunistic investments in debt and equity securities of CLO Funds, distressed debt or debt and equity securities of public companies. The Company expects that these public companies generally will have debt that is non-investment grade. Within this 30% of the portfolio, the Company also may invest in debt of middle market companies located outside of the United States.

At December 31, 2013 and December 31, 2012, the total amount of non-qualifying assets was approximately 19% and 30% of total assets, respectively. The majority of non-qualifying assets were foreign investments which were approximately 18% and 27% of the Company’s investments (including the Company’s investments in CLO Funds, which are typically domiciled outside the U.S. and represented approximately 18% and 27% of its portfolio on such dates), respectively.

At December 31, 2013 and December 31, 2012, the Company’s ten largest portfolio companies represented approximately 42% and 62%, respectively, of the total fair value of its investments. The Company’s largest investment, the Asset Manager Affiliates which are its wholly-owned asset manager affiliates, represented 17% and 25% of the total fair value of the Company’s investments at December 31, 2013 and December 31, 2012, respectively. Excluding the Asset Manager Affiliates and CLO Fund securities, the Company’s ten largest portfolio companies represented approximately 18% and 17% of the total fair value of the Company’s investments at December 31, 2013 and December 31, 2012, respectively.

Investments in CLO Fund Securities

The Company typically makes a minority investment in the most junior class of securities (typically preferred shares or subordinated securities) of CLO Funds managed by the Asset Manager Affiliates and may selectively invest in securities issued by CLO funds managed by other asset management companies. These securities also are entitled to recurring dividend distributions which generally equal the net remaining cash flow of the payments made by the underlying CLO Fund’s securities less contractual payments to senior bond holders, management fees and CLO Fund expenses. CLO Funds invest primarily in broadly syndicated non-investment grade loans, high-yield bonds and other credit instruments of corporate issuers. The underlying assets in each of the CLO Funds in which the Company has an investment are generally diversified secured or unsecured corporate debt. The CLO Funds are leveraged funds and any excess cash flow or “excess spread” (interest earned by the underlying securities in the fund less payments made to senior bond holders, fund expenses and management fees) is paid to the holders of the CLO Fund’s subordinated securities or preferred shares.

In December, 2012 the Company purchased $4.5 million par value of the class F Notes and $8.9 million par value of the Subordinated Notes of Catamaran 2012-1 CLO (“Catamaran 2012-1”) managed by Trimaran Advisors. The Company purchased the class F and Subordinate Notes for 84% and 100% of the par value, respectively.

In June 2013, the Company purchased $9 million of the par value of the Subordinated Notes of Catamaran 2013-1 CLO (“Catamaran 2013-1”) managed by Trimaran Advisors.

All CLO Funds managed by the Asset Manager Affiliates are currently making quarterly dividend distributions to the Company and are paying all senior and subordinate management fees to the Asset Manager Affiliates. With the exception of the Katonah III, Ltd. CLO Fund and the Katonah V, Ltd. CLO Funds, all third-party managed CLO Funds are making dividend distributions to the Company.

Fair Value Measurements

The Company follows the provisions of ASC 820: Fair Value, which among other matters requires enhanced disclosures about investments that are measured and reported at fair value. This standard defines fair value and establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value and expands disclosures about assets and liabilities

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

4. INVESTMENTS  – (continued)

measured at fair value. ASC 820: Fair Value defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This fair value definition focuses on an exit price in the principal, or most advantageous market, and prioritizes, within a measurement of fair value, the use of market-based inputs (which may be weighted or adjusted for relevance, reliability and specific attributes relative to the subject investment) over entity-specific inputs. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Subsequent to the adoption of ASC 820: Fair Value, the FASB has issued various staff positions clarifying the initial standard (see Note 2. “Significant Accounting Policies — Investments”).

ASC 820: Fair Value establishes the following three-level hierarchy, based upon the transparency of inputs to the fair value measurement of an asset or liability as of the measurement date:

Level I — Unadjusted quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed securities. As required by ASC 820: Fair Value, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably affect the quoted price.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. Such inputs may be quoted prices for similar assets or liabilities, quoted markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full character of the financial instrument, or inputs that are derived principally from, or corroborated by, observable market information. Investments which are generally included in this category include illiquid debt securities and less liquid, privately held or restricted equity securities for which some level of recent trading activity has been observed.

Level III — Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs may be based on the Company’s own assumptions about how market participants would price the asset or liability or may use Level II inputs, as adjusted, to reflect specific investment attributes relative to a broader market assumption. These inputs into the determination of fair value may require significant management judgment or estimation. Even if observable market data for comparable performance or valuation measures (earnings multiples, discount rates, other financial/valuation ratios, etc.) are available, such investments are grouped as Level III if any significant data point that is not also market observable (private company earnings, cash flows, etc.) is used in the valuation methodology.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and the Company considers factors specific to the investment. A majority of the Company’s investments are classified as Level III. The Company evaluates the source of inputs, including any markets in which its investments are trading, in determining fair value. Inputs that are highly correlated to the specific investment being valued and those derived from reliable or knowledgeable sources will tend to have a higher weighting in determining fair value. Ongoing reviews by the Company’s investment analysts, Chief Investment Officer, Valuation Committee and independent valuation firms (if engaged) may include factors such as an assessment of each underlying investment, its current and prospective operating and financial performance, consideration of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, performance factors, and other investment or industry specific market data, among other factors.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

4. INVESTMENTS  – (continued)

The following table summarizes the fair value of investments by the above ASC 820: Fair Value fair value hierarchy levels as of December 31, 2013 and December 31, 2012, respectively:

	As of December 31, 2013
	Level I	Level II	Level III	Total
Money market accounts	$—	$7,112,949	$—	$7,112,949
Debt securities	—	68,733,053	198,097,374	266,830,427
CLO fund securities	—	—	79,452,221	79,452,221
Equity securities	—	—	11,006,398	11,006,398
Asset Manager Affiliates	—	—	76,148,000	76,148,000
Total	$—	$75,846,002	$364,703,993	$440,549,995

	As of December 31, 2012
	Level I	Level II	Level III	Total
Time deposits and money market accounts	$—	$32,486,658	$—	$32,486,658
Debt securities	—	59,172,476	51,865,406	111,037,882
CLO fund securities	—	—	83,257,507	83,257,507
Equity securities	—	—	8,020,716	8,020,716
Asset Manager Affiliates	—	—	77,242,000	77,242,000
Total	$—	$91,659,134	$220,385,629	$312,044,763

As a BDC, it is required that the Company invest primarily in the debt and equity of non-public companies for which there is little, if any, market-observable information. As a result, a significant portion of the Company’s investments at any given time will likely be deemed Level III investments. Investment values derived by a third party pricing service are generally deemed to be Level III values. For those that have observable trades, the Company considers them to be Level II.

Values derived for debt and equity securities using comparable public/private companies generally utilize market-observable data from such comparables and specific, non-public and non-observable financial measures (such as earnings or cash flows) for the private, underlying company/issuer. Such non-observable company/issuer data is typically provided on a monthly or quarterly basis, is certified as correct by the management of the company/issuer and/or audited by an independent accounting firm on an annual basis. Since such private company/issuer data is not publicly available it is not deemed market-observable data and, as a result, such investment values are grouped as Level III assets.

Values derived for the Asset Manager Affiliates using comparable public/private companies generally utilize market-observable data and specific, non-public and non-observable financial measures (such as assets under management, historical and prospective earnings) for the Asset Manager Affiliates. The Company recognizes that comparable asset managers may not be fully comparable to the Asset Manager Affiliates and typically identifies a range of performance measures and/or adjustments within the comparable population with which to determine value. Since any such ranges and adjustments are entity specific they are not considered market-observable data and thus require a Level III grouping. Illiquid investments that have values derived through the use of discounted cash flow models and residual enterprise value models are grouped as Level III assets.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

4. INVESTMENTS  – (continued)

The Company’s policy for determining transfers between levels is based solely on the previously defined three-level hierarchy for fair value measurement. Transfers between the levels of the fair value hierarchy are separately noted in the tables below and the reason for such transfer described in each table’s respective footnotes. Investments measured at fair value for which the Company has used unobservable inputs to determine fair value are as follows:

	Year Ended December 31, 2013
	Debt Securities	CLO Fund Securities	Equity Securities	Asset Manager Affiliates	Total
Balance, December 31, 2012	$51,865,406	$83,257,507	$8,020,716	$77,242,000	$220,385,629
Transfers out of Level III(1)	(2,783,195)	—	—	—	(2,783,195)
Transfers into Level III(2)	34,070,557	—	—	—	34,070,557
Net accretion of discount	174,977	216,443	—	217,212	608,632
Purchases	192,112,854	11,957,500	3,813,838	—	207,884,192
Sales/Paydowns	(70,461,486)	(623,403)	(2,882,107)	—	(73,966,996)
Total realized gain included in earnings	2,972,071	—	(551,636)	—	2,420,435
Total unrealized gain (loss) included in earnings	(9,853,810)	(15,355,827)	2,605,588	(1,311,212)	(23,915,261)
Balance, December 31, 2013	$198,097,374	$79,452,220	$11,006,399	$76,148,000	$364,703,993
Changes in unrealized gains (losses) included in earnings related to investments still held at reporting date	$(9,853,810)	$(15,355,827)	$2,605,588	$(1,311,212)	$(23,915,261)

(1)	Transfers out of Level III represent a transfer of $2,783,195 relating to debt securities for which pricing inputs, other than their quoted prices in active markets were observable as of Dec 31, 2013.
(2)	Transfers into Level III represent a transfer of $34,070,557 relating to debt securities for which pricing inputs, other than their quoted prices in active markets were unobservable as of Dec 31, 2013.

	Year Ended December 31, 2012
	Debt Securities	CLO Fund Securities	Equity Securities	Asset Manager Affiliates	Total
Balance, December 31, 2011	$83,094,677	$48,438,317	$6,040,895	$40,814,000	$178,387,889
Transfers out of Level III(1)	(5,611,522)	—	—	—	(5,611,522)
Transfers into Level III(2)	5,978,696	—	—	—	5,978,696
Net accretion of discount	96,275	1,137,344	—	—	1,233,619
Purchases	24,076,063	24,715,500	1,815,978	13,263,228	63,870,769
Sales/Paydowns	(34,476,308)	(2,234,916)	—	—	(36,711,224)
Total realized gain included in earnings	467,320	—	—	—	467,320
Total unrealized gain (loss) included in earnings	(21,759,795)	11,201,262	163,843	(2,395,228)	(12,789,918)
Issuance of Common Stock	—	—	—	25,560,000	25,560,000
Balance, December 31, 2012	$51,865,406	$83,257,507	$8,020,716	$77,242,000	$220,385,629
Changes in unrealized gains (losses) included in earnings related to investments still held at reporting date	$(8,246,695)	$11,908,905	$163,843	$(2,880,201)	$945,852

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

4. INVESTMENTS  – (continued)

(1)	Transfers out of Level III represent a transfer of $5,611,522 relating to debt securities for which pricing inputs, other than their quoted prices in active markets were observable as of Dec 31, 2012.
(2)	Transfers into Level III represent a transfer of $5,978,696 relating to debt securities for which pricing inputs, other than their quoted prices in active markets were unobservable as of Dec 31, 2012.

As of December 31, 2013, the Company’s Level II portfolio investments were valued by a third party pricing service for which the prices are not adjusted and for which inputs are observable or can be corroborated by observable market data for substantially the full character of the financial instrument, or inputs that are derived principally from, or corroborated by, observable market information. The fair value of the Company’s Level II portfolio investments was $75,846,002 as of December 31, 2013.

As of December 31, 2013, the Company’s Level III portfolio investments had the following valuation techniques and significant inputs:

Type	Fair Value	Primary Valuation Methodology	Unobservable Inputs	Range of Inputs (Weighted Average)
Debt Securities	$ 1,863,721	Enterprise Value	Average EBITDA Multiple/WAAC	9.22x/14.63%
	$161,619,660	Income Approach	Implied Discount Rate	2.2% – 15.3% (4.9%)
	$ 34,542,309	Market Approach	Third Party Quote	3 – 100
	$ 31,015	Options Value	Qualitative Inputs(1)
	$ 40,669	Recovery Approach	Qualitative Inputs(1)
Equity Securities	$ 11,002,398	Enterprise Value	Average EBITDA Multiple/WAAC	3.5x – 8.2x/9.35% – 14.5%
	$ 4,000	Options Value	Qualitative Inputs(1)	(7.12%)/(13.92%)
CLO Fund Securities	$ 47,466,849	Discounted Cash Flow	Discount Rate	7.5% – 11% – (9.9%)
			Probability of Default	1% – 3% – (2.4%)
			Loss Severity	20% – 30% (21%)
			Recovery Rate	70% – 80% (79%)
			Prepayment Rate	25%
	$ 31,985,371	Market Approach	Third Party Quote	77 – 93.4 – (88.5%)
Asset Manager Affiliates	$ 76,148,000	Discounted Cash Flow	Discount Rate	2.09% – 10.5% (7.08%)

Total Level III Investments	$364,703,993

(1)	The qualitative inputs used in the fair value measurements of the Debt Securities include estimates of the distressed liquidation value of the pledged collateral.

The significant unobservable inputs used in the fair value measurement of the Company’s debt securities may include, among other things, broad market indices, the comparable yields of similar investments in similar industries, effective discount rates, average EBITDA multiples, and weighted average cost of capital. Significant increases or decreases in such comparable yields would result in a significantly lower or higher fair value measurement.

The significant unobservable inputs used in the fair value measurement of the Company’s equity securities include the EBITDA multiple of similar investments in similar industries and the weighted average cost of capital. Significant increases or decreases in such inputs would result in a significantly lower or higher fair value measurement.

Significant unobservable inputs used in the fair value measurement of the Company’s CLO Fund securities include default rates, recovery rates, prepayment rates, and spreads and the discount rate by which

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

4. INVESTMENTS  – (continued)

to value the resulting underlying cash flows. Such assumptions can vary significantly, depending on market data sources which often vary in depth and level of analysis, understanding of the CLO market, detailed or broad characterization of the CLO market and the application of such data to an appropriate framework for analysis. The application of data points are based on the specific attributes of each individual CLO Fund security’s underlying assets, historic, current and prospective performance, vintage, and other quantitative and qualitative factors that would be evaluated by market participants. The Company evaluates the source of market data for reliability as an indicative market input, consistency amongst other inputs and results and also the context in which such data is presented. Significant increases or decreases in probability of default and loss severity inputs in isolation would result in a significantly lower or higher fair value measurement. In general, a change in the assumption of the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity in an event of default. Significant increases or decreases in the discount rate in isolation would result in a significantly lower or higher fair value measurement.

The significant unobservable inputs used in the fair value measurement of the Asset Manager Affiliates is the discount rate used to present value prospective cash flows. Prospective revenues are generally based on a fixed percentage of the par value of CLO Fund assets under management and are recurring in nature for the term of the CLO Fund so long as the Asset Manager Affiliates manage the fund. As a result, the fees earned by the Asset Manager Affiliates are generally not subject to market value fluctuations in the underlying collateral. The discounted cash flow model incorporates different levels of discount rates depending on the hierarchy of fees earned (including the likelihood of realization of senior, subordinate and incentive fees) and prospective modeled performance. Significant increases or decreases in such discount rate would result in a significantly lower or higher fair value measurement.

5. ASSET MANAGER AFFILIATES

Wholly-Owned Asset Managers

The Asset Manager Affiliates are wholly-owned portfolio companies. The Asset Manager Affiliates manage CLO Funds primarily for third party investors that invest in broadly syndicated loans, high yield bonds and other credit instruments issued by corporations. At December 31, 2013, the Asset Manager Affiliates had approximately $3.2 billion of par value of assets under management, and the Company’s 100% equity interest in the Asset Manager Affiliates had a fair value of approximately $76 million.

As a manager of the CLO Funds, the Asset Manager Affiliates receive contractual and recurring management fees from the CLO Funds for their management and advisory services. The annual fees which the Asset Manager Affiliates receive are generally based on a fixed percentage of assets under management (at par value and not subject to changes in market value), and the Asset Manager Affiliates generate net operating income equal to the amount by which their fee income exceeds their operating expenses, including compensation of their employees. The annual management fees the Asset Manager Affiliates receive have three components - a senior management fee, a subordinated management fee and an incentive fee. Currently, all CLO Funds managed by the Asset Manager Affiliates are paying both their senior and subordinated management fees on a current basis. Additionally, four managed funds received incentive fee distributions.

The net income that the Asset Manager Affiliates generate through their operations may be distributed to the Company. Any distributions of the Asset Manager Affiliates’ net income are recorded as “Dividends from Asset Manager Affiliates” and are recorded as declared (where declaration date represents ex-dividend date) by the Asset Manager Affiliates on the Company’s statement of operations. For the year ended December 31, 2013, the Asset Manager Affiliates made distributions of $12.8 million to the Company. The fourth quarter 2013 dividend declared of approximately $3.1 million by the Asset Manager Affiliates was recorded as a dividend receivable as of December 31, 2013.

The Asset Manager Affiliates’ fair value is determined quarterly. The valuation is primarily determined utilizing a discounted cash flow model. See Note 2, “Significant Accounting Policies” and Note 4,

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

5. ASSET MANAGER AFFILIATES  – (continued)

“Investments” for further information relating to the Company’s valuation methodology. For the year ended December 31, 2013 the fair value of the Asset Manager Affiliates decreased by approximately $1.1 million.

Effective January 1, 2010, the Asset Manager Affiliates adopted guidance encompassed in Accounting Standards Codification Topic 810, “Consolidation.” The adoption of this new guidance had an impact on the disclosures relating to the Asset Manager Affiliates which had previously not been required, as its provisions require the Asset Manager Affiliates to consolidate certain of their managed CLO Funds that were not previously consolidated. As a result of the consolidation of these CLO Funds into the Asset Manager Affiliates, the financial results of the Asset Manager Affiliates indicate that they qualify as a “significant subsidiary” of the Company requiring the following additional disclosures. In addition, Katonah 2007-I CLO and Katonah X CLO qualify as “significant subsidiaries” of the Company and the Company is also required to make the additional disclosures about them below. These disclosures regarding the Asset Manager Affiliates and Katonah 2007-I CLO and Katonah X CLO do not directly impact the financial position, results of operations, or cash flows of the Company.

As a separately regarded entity for tax purposes, the Asset Manager Affiliates are taxed at normal corporate rates. For tax purposes, any distributions by the Asset Manager Affiliates to the Company would generally need to be distributed to the Company’s shareholders. Generally, such distributions of the Asset Manager Affiliates’ income to the Company’s shareholders will be considered as qualified dividends for tax purposes. The Asset Manager Affiliates’ taxable net income will differ from U.S. GAAP net income because of deferred tax temporary differences and permanent tax adjustments. Deferred tax temporary differences may include differences for the recognition and timing of depreciation, bonuses to employees and stock option expense, among other things. Permanent differences may include adjustments, limitations or disallowances for meals and entertainment expenses, penalties, tax goodwill amortization and net operating loss carryforward.

Goodwill amortization for tax purposes was created upon the purchase of 100% of the equity interests in Katonah Debt Advisors prior to the Company’s IPO in exchange for shares of the Company’s stock valued at $33 million. Although this transaction was a stock transaction rather than an asset purchase and thus no goodwill was recognized for U.S. GAAP purposes, such exchange was considered an asset purchase under Section 351(a) of the U.S. Internal Revenue Code. At the time of the transfer, Katonah Debt Advisors had equity of approximately $1 million resulting in tax goodwill of approximately $32 million which will be amortized for tax purposes on a straight-line basis over 15 years, which accounts for an annual difference between U.S. GAAP income and taxable income by approximately $2.1 million per year over such period.

Additional goodwill amortization for tax purposes was created upon the purchase of 100% of the equity interests in Trimaran Advisors by its sole member, Commodore Holding L.L.C., in exchange for shares of the KCAP Financial’s stock valued at $25.5 million and cash of $13.0 million. The transaction was considered an asset purchase under Section 351(a) of the code and resulted in tax goodwill of approximately $22.8 million which will be amortized for tax purposes on a straight-line basis over 15 years, which accounts for an annual difference between GAAP income and taxable income by approximately $1.5 million per year over such period.

Related Party Transactions

On November 20, 2012, the Company entered into a senior credit agreement (the “Senior Credit Facility”) with Trimaran Advisors, pursuant to which Trimaran Advisors may borrow from time to time up to $20 million from the Company in order to provide the capital necessary to support one or more of Trimaran Advisors’ warehouse lines and/or working capital in connection with Trimaran Advisors’ warehouse activities. The Senior Credit Facility expires on November 20, 2017 and bears interest at an annual rate of 9.0%. On December 27, 2012, the Senior Credit Facility was terminated and there were no borrowings outstanding. For the year ended December 31, 2012, the Company recognized interest income of $185,000 related to the Senior Credit Facility.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

5. ASSET MANAGER AFFILIATES  – (continued)

On February 26, 2013, the Company entered into a senior credit agreement (the “Trimaran Credit Facility”) with Trimaran Advisors, pursuant to which Trimaran Advisors may borrow from time to time up to $20 million from the Company in order to provide capital necessary to support one or more of Trimaran Advisors’ warehouse lines of credit and/or working capital in connection with Trimaran Advisors’ warehouse activities. The Trimaran Credit Facility expires on November 20, 2017 and bears interest at an annual rate of 9.0%. On April 15, 2013, the Trimaran Credit Facility was amended and upsized from $20 million to $23 million. At December 31, 2013, there was $23 million outstanding under the Trimaran Credit Facility, which is included in our Listing of Investments. For the year ended December 31, 2013, the Company recognized interest income of approximately $1.3 million related to the Trimaran Credit Facility.

6. BORROWINGS

The Company’s debt obligations consist of the following:

	As of December 31, 2013	As of December 31, 2012
Convertible Notes due March 15, 2016	$49,008,000	$60,000,000
7.375% Notes due September 30, 2019	$41,400,000	$41,400,000
KCAP Senior Funding I Notes (net of discount: $3,065,627)	$102,184,373	$—

The weighted average stated interest rate and weighted average maturity on all our debt outstanding as of December 31, 2013 were 5.08% and 7.43 years, respectively, and as of December 31, 2012 were 8.19% and 4.68 years, respectively.

Convertible Notes

On March 16, 2011, the Company issued $55 million in aggregate principal amount of unsecured 8.75% convertible notes due March 2016 (“Convertible Notes”). On March 23, 2011, pursuant to an over-allotment option, the Company issued an additional $5 million of such Convertible Notes for a total of $60 million in aggregate principal amount. The net proceeds from the sale of the Convertible Notes, following underwriting expenses, were approximately $57.7 million. Interest on the Convertible Notes is paid semi-annually in arrears on March 15 and September 15, at a rate of 8.75%, commencing September 15, 2011. The Convertible Notes mature on March 15, 2016 unless converted earlier. The Convertible Notes are senior unsecured obligations of the Company.

The Convertible Notes are convertible into shares of Company’s common stock. As of December 31, 2013 the conversion rate was 127.4733 shares of common stock per $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $7.84 per share of common stock. Upon conversion, the Company would issue the full amount of common stock and retire the full amount of debt outstanding.

Upon conversion, unless a holder converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder will receive a separate cash payment with respect to the Convertible Notes surrendered for conversion representing accrued and unpaid interest to, but not including the conversion date. Any such payment will be made on the settlement date applicable to the relevant conversion on the Convertible Notes.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

6. BORROWINGS  – (continued)

No holder of Convertible Notes will be entitled to receive shares of the Company’s common stock upon conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a beneficial owner (within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder) of more than 5.0% of the shares of the Company’s common stock outstanding at such time. The 5.0% limitation shall no longer apply following the effective date of any fundamental change.

Subject to certain exceptions, holders may require us to repurchase, for cash, all or part of their Convertible Notes upon a fundamental change at a price equal to 100% of the principal amount of the Convertible Notes being repurchased plus any accrued and unpaid interest up to, but excluding, the fundamental change repurchase date. In addition, in the case of certain fundamental changes and without duplication of the foregoing amount, the Company will also pay holders an amount in cash (or, in certain circumstances, shares of the Company’s common stock) equal to the present value of the remaining interest payments on such notes through, and including, the maturity date.

In connection with the issuance of the Convertible Notes, the Company incurred approximately $2.4 million of debt offering costs which are being amortized over the term of the facility on an effective yield method, of which approximately $949,000 remains to be amortized. On April 4, 2013, approximately $9 million of the Company’s 8.75% Convertible Notes were converted at a price basis per share of $8.159 into 1,102,093 shares of KCAP common stock. On September 4, 2013, the Company purchased $2.0 million face value of its own Convertible Notes at $114.50 plus accrued interest. KCAP subsequently surrendered these notes to the Trustee for cancellation effective September 13, 2013. Due to the cash conversion option imbedded in the Convertible Notes, the Company applied the guidance in ASC 470-40-20, Debt with Conversion and Other Options and realized a loss on the extinguishment of this debt. For the year ended December 31, 2013 total realized losses on extinguishment of debt were approximately $334,000. The indenture governing the Convertible Notes contains certain restrictive covenants, including compliance with certain provisions of the 1940 Act and conditions governing the undertaking of new debt.

For the years ended the years ended December 31, 2013, 2012, and 2011, interest expense related to the Convertible Notes was $4.6 million, $5.2 million and $4.1 million, respectively.

The Convertible Notes have been analyzed for any features that would require its accounting to be bifurcated. There are no features that require accounting to be bifurcated, and as a result, they are recorded as a liability at their contractual amounts. At December 31, 2013, the Company was in compliance with all of its debt covenants.

Fair Value of Convertible Notes.  The Company carries the Convertible Notes at cost. The Convertible Notes were issued in a private placement and there is no active trading of these notes. The estimated fair value of the Company’s outstanding Convertible Notes was approximately $55.6 million at December 31, 2013. The fair value was determined based on the closing price as of December 31, 2013.

7.375% Notes Due 2019

On October 10, 2012, the Company issued $41.4 million in aggregate principal amount of unsecured 7.375% Notes Due 2019. The net proceeds for these Notes, following underwriting expenses, were approximately $39.9 million. Interest on the 7.375% Notes Due 2019 is paid quarterly in arrears on March 30, June 30, September 30 and December 30, at a rate of 7.375%, commencing December 30, 2012. The 7.375% Notes Due 2019 mature on September, 30, 2019, and are senior unsecured obligations of the Company. In addition, due to the asset coverage test applicable to the Company as a BDC and a covenant that the Company agreed to in connection with the issuance of the 7.375% Notes Due 2019, the Company is limited in its ability to make distributions in certain circumstances. The indenture governing the 7.375% Notes Due

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

6. BORROWINGS  – (continued)

2019 contains certain restrictive covenants, including compliance with certain provisions of the 1940 Act relating to borrowing and dividends. At December 31, 2013, the Company was in compliance with all of its debt covenants.

For the years ended December 31, 2013 and 2012 interest expense related to the 7.375% Notes Due 2019 was $3.1 million and $1.1 million, respectively.

In connection with the issuance of the 7.375% Notes Due 2019, the Company incurred approximately $1.5 million of debt offering costs which are being amortized over the term of the facility on an effective yield method, of which approximately $1.28 million remains to be amortized.

Fair Value of 7.375% Notes Due 2019.  The 7.375% Notes Due 2019 were issued in a public offering on October 10, 2012 and are carried at cost. The fair value of the Company’s outstanding 7.375% Notes Due 2019 was approximately $42 million and $41 million at December 31, 2013 and 2012. The fair value was determined based on the average of indicative bid and offer pricing for the 7.375% Notes Due 2019.

The Facility

In February 2012, the Company entered into a Note Purchase Agreement, under which it was able to obtain up to $30 million in financing (the “Facility”). The Facility was terminated on November 4, 2013, and remaining unamortized capitalized costs of approximately $203,000 were written off and are included in the Realized Losses on Extinguishments of Debt in the Statement of Operations.

For the years ended December 31, 2013 and 2012 interest expense related to the Facility was $123,000 and $118,000, respectively.

KCAP Senior Funding I, LLC (Debt Securitization).

On June 18, 2013, Company completed the sale of notes in a $140,000,000 debt securitization financing transaction. The notes offered in this transaction (the “KCAP Senior Funding I Notes”) were issued by KCAP Senior Funding I, LLC, a newly formed special purpose vehicle (the “Issuer”), in which KCAP Senior Funding I Holdings, LLC, a wholly-owned subsidiary of the Company (the “Depositor”), owns all of the Subordinated Notes, and are backed by a diversified portfolio of bank loans. The indenture governing the KCAP Senior Funding I Notes contains an event of default that is triggered in the event that certain coverage tests are not met.

The secured notes (the “KCAP Senior Funding I Secured Notes”) were issued as Class A-1 senior secured floating rate notes which have an initial face amount of $77,250,000, are rated AAA (sf)/Aaa (sf) by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., respectively, and bear interest at the three-month LIBOR plus 1.50%, Class B-1 senior secured floating rate notes which have an initial face amount of $9,000,000, are rated AA (sf)/Aa2 (sf) by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., respectively, and bear interest at three-month LIBOR plus 3.25%, Class C-1 secured deferrable floating rate notes which have an initial face amount of $10,000,000, are rated A (sf)/A2 (sf) by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., respectively, and bear interest at three-month LIBOR plus 4.25%, and Class D-1 secured deferrable floating rate notes which have an initial face amount of $9,000,000, are rated BBB (sf)/Baa2 (sf) by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., respectively, and bear interest at three-month LIBOR plus 5.25%. The Depositor retained all of the subordinated notes of the Issuer (the “KCAP Senior Funding I Subordinated Notes”), which have an initial face amount of $34,750,000. The KCAP Senior Funding I Subordinated Notes do not bear interest and are not rated. Both the KCAP Senior Funding I Secured Notes and the KCAP Senior Funding I Subordinated Notes have a stated maturity on the payment date occurring in July, 2024, and are subject to a two year non-call period. The Issuer has a four year reinvestment period. The stated interest rate re-sets on a quarterly basis based upon the then-current level of the benchmark three-month LIBOR.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

6. BORROWINGS  – (continued)

As part of this transaction, the Company entered into a master loan sale agreement with the Depositor and the Issuer under which the Company sold or contributed certain bank loans to the Depositor, and the Depositor sold such loans to the Issuer in exchange for a combination of cash and the issuance of the KCAP Senior Funding I Subordinated Notes to the Depositor.

In connection with the issuance and sale of the KCAP Senior Funding I Notes, the Company has made customary representations, warranties and covenants in the purchase agreement by and between the Company, the Depositor, the Issuer and Guggenheim Securities, LLC, which served as the initial purchaser of the KCAP Senior Funding I Secured Notes. The KCAP Senior Funding I Secured Notes are the secured obligations of the Issuer, and an indenture governing the KCAP Senior Funding I Notes includes customary covenants and events of default. The KCAP Senior Funding I Notes were sold in a private placement transaction and have not been, and will not be, registered under the Securities Act of 1933, as amended, or any state “blue sky” laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from registration.

The Company will serve as collateral manager to the Issuer under a collateral management agreement, which contains customary representations, warranties and covenants. Under the collateral management agreement, the Company will perform certain investment management functions, including supervising and directing the investment and reinvestment of the Issuer’s assets, as well as perform certain administrative and advisory functions.

In addition, because each is a consolidated subsidiary, the Company did not recognize any gain or loss on the transfer of any of our portfolio assets to such vehicles in connection with the issuance and sale of the KCAP Senior Funding I Notes.

As of December 31, 2013, there were 52 investments in portfolio companies with a total fair value of approximately $137 million, collateralizing the secured notes of the Issuer. At December 31, 2013, there were unamortized issuance costs of approximately $3.6 million included in other assets, and unamortized original issue discount, (“OID”) costs of approximately $3.1 million included in liabilities in the accompanying balance sheet. The pool of loans in the securitization must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.

For the year ended December 31, 2013, interest expense, including the amortization of deferred debt issuance costs and the discount on the face amount of the notes was approximately $1.8 million consisting of stated interest expense of approximately $1.3 million, accreted discount of approximately $230,000 and amortization deferred debt issuance costs of approximately $276,000. As of December 31, 2013 the stated interest charged under the securitization was based on current three month LIBOR, which was 0.24%. The classes, stated interest rates, spread over LIBOR, and annual stated interest expense are as follows:

	Stated Interest Rate(1)	LIBOR Spread (basis points)	Stated Interest Expense(1)
KCAP Senior Funding LLC Class A-1 Notes	1.74%	150	$488,976
KCAP Senior Funding LLC Class B-1 Notes	3.49%	325	111,656
KCAP Senior Funding LLC Class C-1 Notes	4.49%	425	158,784
KCAP Senior Funding LLC Class D-1 Notes	5.49%	525	174,156
Total			$933,572

(1)	Stated Interest Rate and Stated Interest Expense will vary based upon prevailing 3 month LIBOR as of the reset date.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

6. BORROWINGS  – (continued)

Description	Class A-1 Notes	Class B-1 Notes	Class C-1 Notes	Class D-1 Notes
Type	Senior Secured Floating Rate	Senior Secured Floating Rate	Secured Deferrable Floating Rate	Secured Deferrable Floating Rate
Amount Outstanding	$77,250,000	$9,000,000	$10,000,000	$9,000,000
Moody’s Rating (sf)	“Aaa”	“Aa2”	“A2”	“Baa2”
Standard & Poor’s Rating (sf)	“AAA”	“AA”	“A”	“BBB”
Interest Rate	LIBOR + 1.50%	LIBOR + 3.25%	LIBOR + 4.25%	LIBOR + 5.25%
Stated Maturity	July, 2024	July, 2024	July, 2024	July, 2024
Junior Classes	B-1, C-1, D-1 and Subordinated	C-1, D-1 and Subordinated	D-1 and Subordinated	Subordinated

	As of December 31, 2013
	Principal Amount	Carrying Value	Fair Value
KCAP Senior Funding LLC Class A-1 Notes	$77,250,000	$74,999,932	$75,898,125
KCAP Senior Funding LLC Class B-1 Notes	9,000,000	8,737,856	8,685,000
KCAP Senior Funding LLC Class C-1 Notes	10,000,000	9,708,729	9,550,000
KCAP Senior Funding LLC Class D-1 Notes	9,000,000	8,737,856	8,550,000
Total	$105,250,000	$102,184,373	$102,683,125

Fair Value of KCAP Senior Funding-I.  The Company carries the KCAP Senior Funding-I Notes at cost, net of discount of $3,065,627. The fair value of the KCAP Senior Funding-I Notes was approximately $102.7 million at December 31, 2013. The fair values were determined based on third party indicative values.

7. DISTRIBUTABLE TAXABLE INCOME

Effective December 11, 2006, the Company elected to be treated as a RIC under the Code and adopted a December 31 tax-calendar year end. As a RIC, the Company is not subject to federal income tax on the portion of its taxable income and gains distributed currently to its stockholders as a dividend. The Company’s quarterly dividends, if any, are determined by the Board of Directors. The Company anticipates distributing at least 90% of its taxable income and gains, within the Subchapter M rules, and thus the Company anticipates that it will not incur any federal or state income tax at the RIC level. As a RIC, the Company is also subject to a federal excise tax based on distributive requirements of its taxable income on a calendar year basis (e.g., calendar year 2013). Depending on the level of taxable income earned in a tax year, the Company may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income, to the extent required. The Company anticipates timely distribution of its taxable income within the tax rules, and the Company anticipates that it will not incur a US federal excise tax for the calendar year 2013.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

7. DISTRIBUTABLE TAXABLE INCOME  – (continued)

The following reconciles net increase in net assets resulting from operations to taxable income for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
Net increase in Stockholders’ Equity resulting from operations	$17,222,972	$26,125,778
Net change in unrealized (appreciation) from investments	(894,647)	(5,268,339)
Excess capital losses over capital gains	12,627,314	3,232,975
Income not on GAAP books currently taxable	170,733	81,368
Income not currently taxable	(91,354)	(69,539)
Expenses not currently deductible	261,128	(628,328)
Taxable income before deductions for distributions	$29,296,146	$23,473,915
Taxable income before deductions for distributions per weighted average shares for the period	$0.91	$0.90

Tax-basis taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to: (1) unrealized appreciation (depreciation) on investments, as investment gains and losses are not included in tax-basis taxable income until they are realized; (2) amortization of discount on CLO Fund securities; (3) amortization of organizational costs; (4) non-deductible expenses; (5) stock compensation expense that is not currently deductible for tax purposes; (6) excess of capital losses over capital gains; and (7) recognition of interest income on certain loans.

Distributions which exceed tax distributable income (tax net investment income and realized gains, if any) are reported as distributions of paid-in capital (i.e., return of capital). The tax character of distributions paid during the years ended December 31, 2013, 2012, and 2011 was as follows:

	Year Ended December 31,
	2013	2012	2011
Distributions paid from:
Ordinary income	$29,296,146	$23,473,915	$15,890,800
	29,296,146	23,473,915	15,890,800
Return of Capital	5,864,993	1,334,916	(114,461)
Total	$35,161,139	$24,808,831	$15,776,339

As of December 31, 2013 and 2012, the components of accumulated earnings on a tax basis were as follows:

	Year Ended December 31,
	2013	2012
Distributable ordinary income	$1,223,060	$1,563,568
Capital loss carryforward	66,361,708	53,734,394
Net unrealized depreciation	(45,607,926)	(46,502,573)

At December 31, 2013, the Company had a net capital loss carryforward of $66 million to offset net capital gains, to the extent provided by federal tax law. The capital loss carryforward will begin to expire in the tax year ending December 31, 2015.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

7. DISTRIBUTABLE TAXABLE INCOME  – (continued)

The Company adopted Financial Accounting Standards Board ASC Topic 740 Accounting for Uncertainty in Income Taxes (“ASC 740”) as of January 1, 2007. ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. The Company recognizes the tax benefits of uncertain tax positions only where the position is “more likely than not” to be sustained assuming examination by tax authorities. Management has analyzed the Company’s tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (the last three fiscal years) or expected to be taken in the Company’s current year tax return. The Company identifies its major tax jurisdictions as U.S. Federal and New York State, and the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof.

8. COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the needs of the Company’s investment in portfolio companies. Such instruments include commitments to extend credit and may involve, in varying degrees, elements of credit risk in excess of amounts recognized on the Company’s balance sheet. Prior to extending such credit, the Company attempts to limit its credit risk by conducting extensive due diligence, obtaining collateral where necessary and negotiating appropriate financial covenants. As of December 31, 2013 and December 31, 2012, the Company had no commitments. As of December 31, 2013 and December 31, 2012, the Company had no outstanding commitment to make investments in delayed draw senior secured loans.

9. STOCKHOLDERS’ EQUITY

During the years ended December 31, 2013 and December 31, 2012, the Company issued 71,381 and 76,208 shares, respectively, of common stock under its dividend reinvestment plan. For the year ended December 31, 2013, the Company issued 245,741 shares of restricted stock, no shares were forfeited, and 5,000 shares were vested. On February 14, 2013, the Company completed a public offering of 5,232,500 shares of common stock, which included the underwriters’ full exercise of their option to purchase up to 682,500 shares of common stock, at a price of $9.75 per share. In conjunction with this offering, the Company also sold 200,000 shares of common stock to a member of its Board of Directors, at a price of $9.31125 per share, raising approximately $1.9 million in gross proceeds. On April 4, 2013, approximately $9 million of the Company’s 8.75% Convertible Notes were converted at a price basis per share of $8.159 into 1,102,093 shares of KCAP common stock. The total number of shares of the Company’s common stock issued and outstanding as of December 31, 2013 was 33,332,123, and the total number of shares issued and outstanding as of December 31, 2012 was 26,470,408.

10. EQUITY INCENTIVE PLAN

During 2006 and as amended in 2008, the Company established the equity incentive plan, (the “Equity Incentive Plan”) and reserved 2,000,000 shares of common stock for issuance under the Equity Incentive Plan. The purpose of the Equity Incentive Plan is to provide officers and prospective employees of the Company with additional incentives and align the interests of its employees with those of its shareholders. Options granted under the Equity Incentive Plan are exercisable at a price equal to the fair market value (market closing price) of the shares on the day the option is granted. Restricted stock granted under the Equity Incentive Plan is granted at a price equal to the fair market value (market closing price) of the shares on the day such restricted stock is granted.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

10. EQUITY INCENTIVE PLAN  – (continued)

Stock Options

On June 10, 2011, the Company’s shareholders approved the Amended and Restated Non-Employee Director Plan (the “Non-Employee Director Plan”). Accordingly, the annual grant of 20,000 options to non-employee directors has been discontinued and replaced with an annual grant of 4,000 shares of restricted stock as partial annual compensation for the services of the non-employee directors.

Information with respect to options granted, exercised and forfeited under the Equity Incentive Plan for the period January 1, 2011 through December 31, 2013 is as follows:

	Shares	Weighted Average Exercise Price per Share	Weighted Average Contractual Remaining Term (years)	Aggregate Intrinsic Value(1)
Options outstanding at January 1, 2012	60,000	$7.24
Granted	—	$—
Exercised	—	$—
Forfeited	—	$—
Options outstanding at December 31, 2012	60,000	$7.24
Granted	—	$—
Exercised	(10,000)	$—
Forfeited	—	$—
Outstanding at December 31, 2013	50,000	$—	5.4	$127,600
Total vested at December 31, 2013	50,000	$7.72	5.4

(1)	Represents the difference between the market value of shares of the Company upon exercise of the options at December 31, 2013 and the cost for the option holders to exercise the options.

The Company uses a Binary Option Pricing Model (American, call option) to establish the expected value of all stock option grants. For the years ended December 31, 2013 and 2012 the Company recognized no non-cash compensation expense related to stock options. For the year ended December 31, 2011, the Company recognized non-cash compensation expense related to stock options of approximately $8,000. At December 31, 2013, the Company had no remaining compensation cost related to unvested stock-based awards.

Restricted Stock

On June 10, 2011, the Company’s shareholders approved the Non-Employee Director Plan, and the Board of Directors approved the grant of awards of 4,000 shares of restricted stock to the non-employee directors of the Company as partial annual compensation for their services as director. Such awards of restricted stock will vest as to 50% of the shares on the grant date and the remaining 50% of the shares on the first anniversary of the grant date.

On June 15, 2012, 5,000 shares of restricted stock were awarded to the Company’s Board of Directors. 50% of such awards vested on the grant date, and 50% vested on the first anniversary of the grant date.

During 2012, the Company’s Board of Directors approved grants of 29,757 shares of restricted stock to employees of the Company as partial compensation for their services. 50% of such shares will vest on the third anniversary of the grant date and the remainder will vest on the fourth anniversary of the grant date.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

10. EQUITY INCENTIVE PLAN  – (continued)

On May 5, 2013, the Company’s Board of Directors approved the grant of 240,741 shares of restricted stock to the employees of the Company as partial compensation for their services. Such awards of restricted stock will vest as to 50% of the shares on the third anniversary of the grant date and the remaining 50% of the shares on the fourth anniversary of the grant date.

On June 14, 2013, 5,000 shares of restricted stock were awarded to the Company’s Board of Directors. Such awards, of restricted stock vest as to 50% of the shares on the grant date and the remaining 50% of the shares on the first anniversary of the grant date.

During the year ended December 31, 2013, 5,000 shares of restricted stock vested. As of December 31, 2013, after giving effect to these restricted stock awards, there were 272,998 shares of restricted stock outstanding. Information with respect to restricted stock granted, exercised and forfeited under the Plan for the period January 1, 2011 through December 31, 2013 is as follows:

Non-Vested Restricted Shares
Non-vested shares outstanding at January 1, 2012	327,339
Granted	34,757
Vested	(97,071)
Forfeited	(232,768)
Non-vested shares outstanding at December 31, 2012	32,257
Granted	245,741
Vested	(5,000)
Outstanding at December 31, 2013	272,998
Total non-vested shares at December 31, 2013	272,998

For the year ended December 31, 2013, non-cash compensation expense related to restricted stock was approximately $526,000; of this amount approximately $273,000 was expensed by the Company and approximately $253,000 was a reimbursable expense allocated to the Asset Manager Affiliates. For the year ended December 31, 2012, non-cash compensation expense related to restricted stock was approximately $437,000; of this amount approximately $416,000 was expensed by the Company and approximately $21,000 was a reimbursable expense allocated to the Asset Manager Affiliates. For the year ended December 31, 2011, non-cash compensation expense related to restricted stock was approximately $776,000; of this amount approximately $677,000 was expensed by the Company and approximately $89,000 was a reimbursable expense allocated to the Asset Manager Affiliates.

Dividends are paid on all outstanding shares of restricted stock, whether or not vested. In general, shares of unvested restricted stock are forfeited upon the recipient’s termination of employment. At December 31, 2013 and 2012, the Company had approximately $1.1 million and $190,000 of total unrecognized compensation cost related to non-vested share-based awards, respectively. That cost is expected to be recognized over a weighted average period of 3.3 years.

11. OTHER EMPLOYEE COMPENSATION

The Company adopted a 401(k) plan (“401K Plan”) effective January 1, 2007. The 401K Plan is open to all full time employees. The 401K Plan permits an employee to defer a portion of their total annual compensation up to the Internal Revenue Service annual maximum based on age and eligibility. The Company makes contributions to the 401K Plan of up to 2% of the Internal Revenue Service’s annual maximum eligible compensation, which fully vests at the time of contribution. For the years ended December 31, 2013, 2012, and 2011, the Company made contributions to the 401K Plan of approximately $50,000, $34,000 and $23,000, respectively.

KCAP Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

11. OTHER EMPLOYEE COMPENSATION  – (continued)

The Company has also adopted a deferred compensation plan (“Profit-Sharing Plan”) effective January 1, 2007. Employees are eligible for the Profit-Sharing Plan provided that they are employed and working with the Company to participate in at least 100 days during the year and remain employed as of the last day of the year. Employees do not make contributions to the Profit-Sharing Plan. On behalf of the employee, the Company may contribute to the Profit-Sharing Plan 1) up to 8.0% of all compensation up to the Internal Revenue Service annual maximum and 2) up to 5.7% excess contributions on any incremental amounts above the social security wage base limitation and up to the Internal Revenue Service annual maximum. Employees vest 100% in the Profit-Sharing Plan after five years of service. For the years ended December 31, 2013, 2012, and 2011, the Company made contributions of approximately $180,000, $139,000 and $139,000 to the Profit-Sharing Plan, respectively.

12. SELECTED QUARTERLY DATA (Unaudited)

	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Total interest and related portfolio income	$11,393,831	$11,234,346	$12,645,031	$12,992,933
Net investment income	$6,946,356	$6,581,513	$7,570,705	$7,857,063
Net increase (decrease) in net assets resulting from operations	$7,213,281	$8,528,825	$(92,779)	$1,573,647
Net increase in net assets resulting from operations per share – basic	$0.25	$0.26	$–	$0.05
Net increase in net assets resulting from operations per share – diluted	$0.24	$0.25	$—	$0.05
Net investment income per share – basic	$0.24	$0.20	$0.23	$0.24
Net investment income per share – diluted	$0.23	$0.20	$0.22	$0.23

	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Total interest and related portfolio income	$7,401,540	$9,481,604	$10,353,932	$11,346,780
Net investment income	$3,639,280	$6,003,820	$7,133,096	$7,314,216
Net increase in net assets resulting from operations	$576,656	$1,617,453	$9,368,395	$14,563,274
Net increase in net assets resulting from operations per share – basic and diluted	$0.02	$0.06	$0.35	$0.55
Net increase in net assets resulting from operations per share – diluted	$0.02	$0.06	$0.35	$0.55
Net investment income per share – basic	$0.15	$0.23	$0.27	$0.28
Net investment income per share – diluted	$0.15	$0.23	$0.27	$0.28

13. SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2013 for items that should potentially be recognized or disclosed in these financial statements. Management has determined that there are no material subsequent events that would require adjustment to or disclosure in those financial statements.

INDEX TO OTHER FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

ASSET MANAGER AFFILIATES

Report of Independent Certified Public Accountants	S-2
Combined Balance Sheets as of December 31, 2013 and December 31, 2012	S-3
Combined Statements of Operations for the years ended December 31, 2013, December 31, 2012 and December 31, 2011	S-4
Combined Statements of Changes in Member’s Equity for the years ended December 31, 2013, December 31, 2012, December 31, 2011 and December 31, 2010	S-5
Combined Statements of Cash Flows for the years ended December 31, 2013, December 31, 2012, and December 31, 2011	S-6
Notes to Financial Statements	S-7

KATONAH 2007-I CLO LTD.

KATONAH X CLO LTD.

IMPORTANT NOTE

In accordance with certain SEC rules, KCAP Financial, Inc. (the “Company”) is providing additional information regarding the following three portfolio companies: Katonah Debt Advisers, L.L.C., Trimaran Advisors, L.L.C. (collectively the Asset Manager Affiliates), Katonah 2007-I CLO Ltd and Katonah X CLO Ltd. The Company owns 100% of the equity interests in the Asset Manager Affiliates, 100% of the Preferred Shares in Katonah 2007-1 CLO Ltd, and 33.3% of the Subordinated Securities in Katonah X CLO Ltd. However, pursuant to SEC rules, the Company does not consolidate portfolio company investments, including those in which it has a controlling interest. As a result, the additional financial information regarding these entities does not directly impact the Company’s financial position, results of operations or cash flows.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of
KCAP Financial, Inc.

We have audited the accompanying combined financial statements of Asset Manager Affiliates, which comprise the combined balance sheets as of December 31, 2013 and 2012, and the related combined statements of operations, changes in member’s equity, and cash flows for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Asset Manager Affiliates as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

New York, New York
March 12, 2014

ASSET MANAGER AFFILIATES

COMBINED BALANCE SHEETS

	As of December 31, 2013	As of December 31, 2012
ASSETS
Investments of CLO Funds at fair value	$2,964,229,086	$3,255,805,442
Cash	7,499,272	5,999,902
Restricted cash of CLO Funds	278,813,923	533,222,266
Accrued interest receivable	7,687,354	10,221,246
Receivable for open trades	5,968,712	4,242,938
Deferred tax asset	2,567,191	1,108,448
Intangible assets	32,066,265	35,608,302
Other assets	978,265	1,089,243
Total assets	$3,299,810,068	$3,847,297,787
LIABILITIES
CLO Fund liabilities at fair value	$3,079,835,713	$3,459,529,711
Accrued interest payable	16,254,470	11,886,206
Payable for open trades	50,056,641	224,409,793
Accounts payable and accrued expenses	7,507,917	3,090,264
Due to affiliates	23,000,000	—
Total liabilities	3,176,654,741	3,698,915,974
MEMBER'S EQUITY
Member's contributions	51,984,116	51,754,920
Accumulated (deficit)	(13,129,017)	(8,244,102)
Total Asset Manager Affiliates equity	38,855,099	43,510,818
Appropriated retained earnings of Consolidated Variable Interest Entities	84,300,228	104,870,995
Total member's equity	123,155,327	148,381,813
Total liabilities and member's equity	$3,299,810,068	$3,847,297,787

See accompanying notes to combined financial statements.

ASSET MANAGER AFFILIATES

COMBINED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2013	2012	2011
Income
Interest income – investments of CLO Funds	$125,889,874	$128,287,573	$68,772,354
Interest income – cash and time deposits	332,775	280,546	72,372
Management fees	—	—	448,790
Fee income	8,489,809	5,268,647	3,769,889
Other income	92,624	75,301	7,231
Total income	134,805,082	133,912,067	73,070,636
Expenses
Interest expense of CLO Fund liabilities	107,760,918	113,547,094	55,650,280
Other interest expense	627,903	185,000	—
Compensation	8,384,972	7,491,019	5,399,451
Insurance	513,023	526,341	469,089
Professional fees	10,009,084	10,134,959	990,307
Administrative and other	6,014,316	4,680,284	1,429,837
Trustee fees	948,898	896,494	540,683
Total expenses	134,259,114	137,461,191	64,479,647
Net realized and unrealized loss	(13,899,200)	(92,034,322)	(41,726,392)
Net loss before tax	(13,353,232)	(95,583,446)	(33,135,403)
Income tax benefit	(657,334)	(350,950)	(221,315)
Net loss	(12,695,898)	(95,232,496)	(32,914,088)
Net loss attributable to noncontrolling interests in consolidated Variable Interest Entities	(20,570,766)	(98,395,671)	(33,665,298)
Net income attributable to Asset Manager Affiliates	$7,874,868	$3,163,174	$751,210

See accompanying notes to combined financial statements.

ASSET MANAGER AFFILIATES

COMBINED STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	Member's Contributions	Accumulated Earnings (Deficit)	Appropriated Retained Earnings (Deficit) of Variable Interest Entities	Total Member's Equity
Total at December 31, 2010	$12,112,655	$(5,548,487)	$129,510,566	$136,074,734
Net income	—	751,211	—	751,211
Contributions	855,243	—	—	855,243
Distributions	(34,640)	(1,910,000)	—	(1,944,640)
Net loss classified to appropriated retained earnings	—	—	(33,665,298)	(33,665,298)
Total at December 31, 2011	12,933,258	(6,707,276)	95,845,268	102,071,250
Adoption of guidance now encompassed in ASC Topic 810	—	—	107,421,398	107,421,398
Net income	—	3,163,174	—	3,163,174
Distributions	—	(4,700,000)	—	(4,700,000)
Contributions	38,821,662	—	—	38,821,662
Net loss classified to appropriated retained earnings	—	—	(98,395,671)	(98,395,671)
Total at December 31, 2012	51,754,920	(8,244,102)	104,870,995	148,381,813
Net income	—	7,874,869	—	7,874,869
Distributions	—	(12,759,784)	—	(12,759,784)
Contributions	229,196	—	—	229,196
Net loss classified to appropriated retained earnings	—	—	(20,570,766)	(20,570,766)
Total at December 31, 2013	$51,984,116	$(13,129,017)	$84,300,229	$123,155,328

See accompanying notes to combined financial statements.

ASSET MANAGER AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2013				2012				2011
	Asset Manager Affiliates Cash		CLO Restricted Cash		Asset Manager Affiliates Cash		CLO Restricted Cash		Asset Manager Affiliates Cash		CLO Restricted Cash
OPERATING ACTIVITIES:
Net loss attributable to Asset Manager Affiliates		$7,874,870		$—		$3,163,174		$—		$751,211	$—
Net loss attributable to Variable Interest Entities		—		(20,570,767)		—		(98,395,671)		—	(33,665,298)
Adjustments to reconcile net income to net cash provided by operating activities:
Net change in deferred tax assets		(1,458,743)		—		(725,100)		—		(565,933)	—
Net realized and unrealized loss		—		13,899,200		—		92,034,322		1,808,520	39,917,872
Changes in operating assets and liabilities:
Decrease (increase) in accrued management fees		(672,200)		672,200		(997,584)		997,584		190,826	7,694
Decrease (increase) in accrued interest receivable		—		2,533,891		8		(2,155,668)		(13)	(96,872)
Decrease (increase) in other accounts receivable		(755)		—		—		—		—	—
Amortization of intangible assets		3,542,037		—		2,951,698		—		—	—
Decrease (increase) in other assets		(22,639,188)		22,750,921		(647,785)		280,983		78,190	(131,130)
Increase (decrease) in accounts payable and accrued expenses		27,374,152		43,500		328,890		11,475		444,253	(29,284)
Increase (decrease) in accrued interest expense		—		4,368,264		—		4,209,310		—	1,445,871
Net cash provided by (used in) operating activities		14,020,173		23,697,209		4,073,301		(3,017,665)		2,707,054	7,448,853
Investing activities:
Acquisition of Trimaran Advisors L.L.C.						13,000,000
Change in Investments:
Purchase of investments		—		(1,279,323,341)		—		(962,709,464)		—	(836,925,087)
Proceeds from sale and redemption of investments		—		1,571,177,633		—		1,136,048,110		250,000	781,798,803
Decrease in receivable for open trades		—		(1,725,775)		—		(4,242,938)		—	—
Increase (decrease) in payable for open trades		—		(174,353,152)		—		208,955,167		—	(16,781,198)
Issuance of CLO Fund Liabilities		—		465,000,000		—		—		—	—
Net cash provided by (used in) investing activities		—		580,775,365		13,000,000		378,050,875		250,000	(71,907,482)
Financing Activities:
Payment for acquisition of Trimaran Advisors, L.L.C.		—				(13,000,000)
Member's contributions		229,196		—		261,662		—		855,243	—
Member's distributions		—		—		—		—		(34,640)	—
Dividends paid in cash		(12,750,000)		—		(4,700,000)		—		(1,910,000)	—
Repayments of Debt		—		(858,880,917)		—		86,300,915		—	(1,200,000)
Net cash provided by (used in) financing activities		(12,520,804)		(858,880,917)		(17,438,338)		86,300,915		(1,089,397)	(1,200,000)
CHANGE IN CASH		1,499,369		(254,408,343)		(365,037)		461,334,125		1,867,657	(65,658,629)
CASH, BEGINNING OF YEAR		5,999,902		533,222,266		6,364,939		71,888,141		4,497,282	137,546,770
CASH, END OF YEAR		$7,499,271		$278,813,923		$5,999,902		$533,222,266		$6,364,939	$71,888,141
Supplemental Information:
Cash paid for interest	$			$103,392,654	$			$109,337,784	$		54,204,409
Cash paid for taxes		$432,500	$			$470,000	$			$40,500

In conjunction with the acquisition of Trimaran Advisors in 2012, KCAP Financial, Inc. issued 3.6 million shares of its common stock, as follows:

Fair value of assets acquired	$38,600,000
Cash paid for equity interests	(13,000,000)
Common stock issued	$25,600,000

See accompanying notes to combined financial statements.

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Katonah Debt Advisors, L.L.C. (“Katonah Debt Advisors”), a registered investment adviser under the Investment Company Act of 1940 (“the IA Act of 1940”), is a wholly-owned portfolio company of KCAP Financial, Inc. (“KCAP Financial”, the “Company”), which is an internally managed, non-diversified closed-end publicly traded investment company that is regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). Katonah Debt Advisors manages collateralized loan obligation funds (“CLO Funds”) which invest in broadly syndicated loans, high-yield bonds and other credit instruments. On February 29, 2012, KCAP Financial, through its newly formed wholly-owned subsidiary Commodore Holdings LLC purchased Trimaran Advisors, L.L.C. (“Trimaran Advisors”), a new registered investment adviser and CLO manager similar to Katonah Debt Advisors, with assets under management of approximately $1.5 billion, for total consideration of $13.0 million in cash and 3,600,000 shares of KCAP Financial’s common stock. Contemporaneous with the acquisition of Trimaran Advisors, KCAP Financial acquired from Trimaran Advisors equity interests in certain CLO Funds managed by Trimaran Advisors for an aggregate purchase price of $12.0 million in cash. As of December 31, 2013, Katonah Debt Advisors and Trimaran Advisors are KCAP Financial’s only wholly-owned portfolio companies (collectively, the “Asset Manager Affiliates”) and have approximately $3.2 billion of par value assets under management. Katonah Debt Advisors and Trimaran Advisors are each managed independently from KCAP Financial by a separate management team. The Asset Manager Affiliates provide investment management services to CLO Funds, making day-to-day investment decisions concerning the assets of the CLO Funds. The Asset Manager Affiliates do not have any investment interests in the CLO Funds they manage; however, KCAP Financial holds investments in a portion of the securities issued by the CLO Funds managed by the Asset Manager Affiliates.

All of the CLO funds managed by the Asset Manager Affiliates are considered to be variable interest entities (“VIEs”) for which the Asset Manager Affiliates are the primary beneficiary and, as a result, are required to be consolidated into the financial statements of the Asset Manager Affiliates as discussed in Note 3 — CLO Funds. The CLO funds considered to be VIEs are as follows: KATONAH VII CLO LTD.; KATONAH VIII CLO LTD.; KATONAH IX CLO LTD.; KATONAH X CLO LTD.; KATONAH 2007-I CLO LTD.; TRIMARAN CLO IV LTD.; TRIMARAN CLO V LTD.; TRIMARAN CLO VI LTD.; TRIMARAN CLO VII LTD.; CATAMARAN CLO 2012-1 LTD, CATAMARAN CLO 2013-1 LTD, and CATAMARAN CLO 2014-1, LTD.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Combination

In the opinion of management, the combined financial statements reflect all adjustments, consisting of normal recurring accruals, which are necessary for the fair presentation of the financial condition and results of operations for the periods presented. All significant intercompany transactions, balances, revenues and expenses are eliminated upon combination. Certain prior-year amounts have been reclassified to conform to the current year presentation. Furthermore, the preparation of the financial statements requires management to make significant estimates and assumptions including the fair value of investments that do not have a readily available market value. Actual results could differ from those estimates, and the differences could be material.

The combined financial statements have been prepared in accordance with U.S. GAAP (“Accounting Principles Generally Accepted in the United States”) and include the financial statements of the Asset Manager Affiliates and any VIEs required to be consolidated. The Asset Manager Affiliates provide investment management services to various CLO Funds, making day-to-day investment decisions concerning the assets of the CLO Funds. All of the CLO Funds managed by the Asset Manager Affiliates are VIEs that are required to be consolidated.

Although the Asset Manager Affiliates have no ownership interests in the CLO Funds they manage, the Asset Manager Affiliates follow the provisions of Accounting Standards Codification ASC Topic 810, “Consolidation,” when accounting for VIEs as further detailed below. Pursuant to ASC 810, VIEs, or entities

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

in which the risks and rewards of ownership are not directly linked to voting interests, for which the Asset Manager Affiliates are the primary beneficiary are consolidated.

For CLO Funds, if the Asset Manager Affiliates are deemed to have the power to direct the activities of the CLO that most significantly impact the CLO’s economic performance, and the obligation to absorb losses/right to receive benefits (management fees and potential incentive fees) from the CLO that could potentially be significant to the CLO, then the Asset Manager Affiliates are deemed to be the CLO’s primary beneficiary and are required to consolidate the CLO.

All of the investments held and notes issued by CLO Funds considered to be VIEs are presented at fair value in the Asset Manager Affiliates’ Combined Balance Sheets and interest income and expense of consolidated CLO Funds are presented in the Asset Manager Affiliates’ Combined Statements of Operations. The Asset Manager Affiliates review factors, including the rights of the equity holders and obligations of equity holders to absorb losses or receive expected residual returns to determine if the investment product is a VIE. The Asset Manager Affiliates are required to consolidate a VIE when they are deemed to be the primary beneficiary, which is evaluated continuously as facts and circumstances change.

Investments of CLO Funds at Fair Value.  Investment transactions are recorded on the applicable trade date. Realized gains or losses are determined using the specific identification method. Investments held by the CLO Funds are stated at fair value. ASC 820 - Fair Value Measurements and Disclosures (“ASC 820: Fair Value”), requires among other things, disclosures about assets and liabilities that are measured and reported at fair value.

Hierarchy of Fair Value Inputs.  The provisions of ASC 820: Fair Value establishes a hierarchy that prioritizes inputs to valuation techniques used to measure fair value and require companies to disclose the fair value of their financial instruments according to the fair value hierarchy (i.e., Level I, II and III inputs, as defined). The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Additionally, companies are required to provide additional disclosure regarding instruments in the Level III category (which have inputs to the valuation techniques that are unobservable and require significant management judgment), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level I Inputs:

Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.

•	Level I assets may include listed mutual funds (including those accounted for under the equity method of accounting as these mutual funds are investment companies, that have publicly available Net Asset Values which in accordance with U.S. GAAP are calculated under fair value measures and are equal to the earnings of such funds), ETFs, equities and certain derivatives.

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Level II Inputs:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; quotes from pricing services or brokers, for which the Asset Manager Affiliates can determine that orderly transactions took place at the quoted price or that the inputs used to arrive at the price were observable; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

•	Level II assets in this category may include debt securities, bank loans, short-term floating rate notes and asset-backed securities, restricted public securities valued at a discount, as well as over the counter derivatives, including interest and inflation rate swaps and foreign currency exchange contracts that have inputs to the valuations that generally can be corroborated by observable market data.

Level III Inputs:

Unobservable inputs for the valuation of the asset or liability, which may include non-binding broker quotes. Level III assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

•	Level III assets in this category may include general and limited partnership interests in private equity funds, funds of private equity funds, real estate funds, hedge funds, and funds of hedge funds, direct private equity investments held within consolidated funds, bank loans, bonds issued by CLO Funds and certain held for sale real estate disposal assets.
•	Level III liabilities included in this category include borrowings of consolidated collateralized loan obligations valued based upon non-binding broker quotes or discounted cash flow model based on a discount margin calculation.

Significance of Inputs:

The Asset Manager Affiliates’ assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

Valuation of Portfolio Investments.  Debt and equity securities for which market quotations are readily available are generally valued at such market quotations. Debt and equity securities that are not publicly traded or whose market price is not readily available are valued based on detailed analyses prepared by management, and, in certain circumstances, may utilize third parties with valuation expertise. The Asset Manager Affiliates follow the provisions of ASC 820: Fair Value which defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. ASC 820: Fair Value defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent to the adoption of ASC 820: Fair Value, the FASB has issued various staff positions clarifying the initial standard as noted below.

In January 2010, the FASB issued guidance that clarifies and requires new disclosures about fair value measurements. The clarifications and requirement to disclose the amounts and reasons for significant transfers between Level I and Level II, as well as significant transfers in and out of Level III of the fair value hierarchy, were adopted by Katonah Debt Advisors in 2010, and Trimaran Advisors upon acquisition in 2012.

Fair Value Measurements and Disclosures requires the disclosure of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Asset Manager Affiliates’ valuation methodology and procedures for investments held by the Funds are generally as follows:

For Debt Securities:

1.	For any asset which is also held by KCAP Financial on the applicable date, the KCAP Financial fair value mark as of such applicable date is used.
2.	Fair value for all assets which a Fund has committed to purchase but yet to settle will be the most recent mark produced by Markit (or other third party pricing service, as may be available). If the asset has not received a mark from Markit, the purchase price is deemed to be the fair value.
3.	For performing loan and bond assets, the fair value is determined in accordance with the following procedure. First, if the asset was marked by Markit (or other third party pricing service, as may be available) within one month of applicable date, then the most recent Markit mark will be the fair value. Next, if the most recent Markit mark is aged beyond one month but less than one year, then the fair value will be the lower of the most recent Markit mark and the average price on the applicable rating bucket on the CSFB Loan Index produced on the date closest to the applicable date. Lastly, if the asset has not received a Markit mark within the last year, the fair value will be produced by haircutting (in percentage terms) the mark on the applicable rating bucket of the CSFB Loan Index produced on the date closest to the applicable date by said CSFB Loan Index value.
4.	For loan and bond assets in payment default, the fair value is determined in accordance with the following procedure. First, if the asset was marked by Markit (or other third party pricing service, as may be available) within one month of applicable date, then the most recent Markit mark will be the fair value. Next, if the most recent Markit mark is aged beyond one month but less than one year, then the fair value will be the lower of most recent Markit mark and the average price on the Distressed/Defaulted bucket of the CSFB Distressed Loan Index produced on the date closet to the applicable date. Lastly, if the asset has not received a Markit mark within the last year, the fair value will be deemed to be zero.

For Equity Securities:

1.	For equity assets the fair value is determined in accordance with the following procedure. First, if the asset is a publicly-traded equity, the fair value will be based upon the closing price per share as of the applicable date. Next, if the asset was marked by Markit (or other third party pricing service, as may be available) within one month of the applicable date, then the fair value will be based on the most recent Markit price per share. Lastly, if the asset was most recently marked by Markit is aged beyond one month, or has never been marked by Markit, the fair value will be deemed to be zero.

For CLO Securities:

1.	For any asset which is also held by KCAP Financial on the applicable date, the KCAP Financial fair value mark as of such applicable date is used.
2.	Fair value for all assets which a Fund has committed to purchase but yet to settle will be deemed to be the purchase price.
3.	For performing assets, a Present Value is determined in accordance with the following procedure. First, the Asset Manager Affiliates amalgamate Discount Margin (DM) data from the most recent reports published by the CLO Research and Secondary Trading desks of sell side broker dealers. The DM data is averaged across each original rating bucket of the CLO capital structure. For each asset, future cash flows are produced based upon the three month LIBOR rate as of the applicable date and the contractually mandated spread each asset is required to pay in a no-loss scenario. The

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

present value of the future cash flows is then calculated by using a discount rate equal to the applicable DM for the asset’s original rating bucket plus the three month LIBOR rate as of the applicable date.
4.	Next, the Asset Manager Affiliates inquire with the sell-side institution from which they purchased each asset to provide indicative pricing as if the applicable date. The fair value is determined by an equal weight average of the Present Value determined from the cash flow model and the indicative price provided by the sell side broker dealer from which the asset was purchased. In the event there is no indicative price produced by a sell side broker dealer, then the Fair Value will be the Present Value determined from the cash flow model.
5.	If the bond is a non-performing bond, it will be necessary to use a more detailed cash flow model. Such a model may be one that is commercially available (e.g. Intex) or one that is a spreadsheet-based CLO cash flow model which has been set up to replicate the deal in question is used with specific prepayment, default, and severity inputs as appropriate to the bond in question.

Debt Securities.  Most of the CLO Funds’ investment portfolio is composed of broadly syndicated back loans or other corporate debt securities for which an independent pricing service quote is available. To the extent that the investments are exchange traded and are priced or have sufficient price indications from normal course trading at or around the valuation date (financial reporting date), such pricing will determine fair value. Pricing service marks from third party pricing services may be used as an indication of fair value, depending on the volume and reliability of the marks, sufficient and reasonable correlation of bid and ask quotes, and, most importantly, the level of actual trading activity.

CLO Fund Securities.  The CLO Funds managed by the Asset Manager Affiliates may selectively invest in securities issued by funds managed by other asset management companies. For bond rated tranches of CLO Funds (those above the junior class) without transactions to support a fair value for the specific CLO Fund and tranche, fair value is based on discounting estimated bond payments at current market yields, which may reflect the adjusted yield on the leveraged loan index for similarly rated tranches, as well as prices for similar tranches for other CLO Funds and also other factors such as the default and recovery rates of underlying assets in the CLO Fund, as may be applicable. Such model assumptions may vary and incorporate adjustments for risk premiums and CLO Fund specific attributes. Such adjustments require judgment and may be material to the calculation of fair value.

Equity Securities.  From time to time, the CLO Funds may receive equity securities that are received in exchange with a default or restructuring of collateral obligations.

Cash.  The Asset Manager Affiliates define cash as demand deposits. The Asset Manager Affiliates place their cash with financial institutions and, at times, cash held in these accounts may exceed the Federal Deposit Insurance Corporation insured limit.

Restricted Cash of CLO Funds.  Restricted cash consists of cash held for reinvestment, quarterly interest and principal distributions (if any) to holders of CLO Fund liabilities, and for payment of CLO Fund expenses.

CLO Fund Liabilities at Fair Value.  The CLO Funds managed by the Asset manager Affiliates and that are consolidated herein, have issued rated and unrated securities to finance their operations. CLO Fund liabilities are presented at fair value.

Interest Income.  Interest income is recorded on the accrual basis on interest-bearing assets. The CLO Funds generally place a loan or security on non-accrual status and cease recognizing cash interest income on such loan or security when a loan or security becomes 90 days or more past due or if the Asset Manager Affiliates otherwise do not expect the debtor to be able to service its debt obligations. Non-accrual loans represented less than 1% of investments of CLO Funds at fair value as of December 31, 2013 and

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

December 31, 2012. The aggregate unpaid principal value of loans past due as of December 31, 2013 was approximately $72.6 million and the difference between fair value and the unpaid principal balance was approximately $46.2 million. The aggregate unpaid principal value of loans past due as of December 31, 2012 was approximately $42.7 million and the difference between fair value and the unpaid principal balance was approximately $36.2 million.

Management Fees.  As a manager of CLO Funds, the Asset Manager Affiliates receive contractual and recurring management fees (and may receive a one-time structuring fee) from the CLO Funds for their management and advisory services. The annual fees which the Asset Manager Affiliates receive are generally based on a fixed percentage of assets under management (at par value and not subject to changes in market value), and the Asset Manager Affiliates generate annual operating income equal to the amount by which their fee income exceeds their operating expenses. The annual management fees the Asset Manager Affiliates receive have two components — a senior management fee and a subordinated management fee.

Incentive Fees.  As a manager of CLO Funds, the Asset Manager Affiliates may receive incentive fees upon exceeding specified relative and/or absolute investment return thresholds. Such fees are recorded upon completion of the measurement period which varies by CLO Fund.

Dividends to Member.  Dividends to the Asset Manager Affiliates’ sole member are recognized on the ex-dividend date. Generally, dividends are declared and paid on a quarterly basis.

Expenses.  The Asset Manager Affiliates are internally managed and expense costs, as incurred, with regard to the running of their operations. Primary operating expenses include employee salaries and benefits, the costs of identifying, evaluating, monitoring and servicing the CLO Fund investments managed by the Asset Manager Affiliates, and related overhead charges and expenses, including rental expense. The Asset Manager Affiliates share office space and certain other operating expenses. Katonah Debt Advisors has entered into an Overhead Allocation Agreement with its sole member, KCAP Financial. Trimaran Advisors has entered into such an allocation agreement with Katonah Debt Advisors. The Agreements provide for the sharing of such expenses based on an equal sharing of office lease costs and the ratable usage of other shared resources. Katonah Debt Advisors accounts for its operating leases, which may include escalations, in accordance with ASC 840-10, Leases, and expenses the lease payments associated with operating leases evenly during the lease term (including rent-free periods), beginning on the commencement of the lease term.

Interest Expenses.  Interest expense related to borrowings of the Asset Manager Affiliates is recorded on an accrual basis pursuant to the terms of the related borrowing agreements, however the CLO Funds they manage that are consolidated herein have issued rated and unrated bonds to finance their operations. Interest on CLO Fund liabilities is calculated by the third party trustee of the CLO Funds. Interest is accrued and generally paid quarterly.

Trustee Fees.  Each CLO Fund has a third party trustee that is the custodian for all cash and investments of the CLO Funds and receives and disburses all cash in accordance to the trustee and custodial agreements. Trustee fees are accrued and paid quarterly by the CLO Funds.

Income Taxes.  The Asset Manager Affiliates account for income taxes under the asset and liability method prescribed by ASC 740-10, Income Taxes (“ASC 740-10”). Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

Management periodically assesses the recoverability of its deferred income tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred tax asset will be fully recoverable in the future, a valuation allowance will be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in a charge to income tax expense on the combined statements of income. The Asset Manager Affiliate record their income taxes receivables and payables based upon their estimated income tax liability.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements by prescribing a threshold for measurement and recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

3. CLO FUNDS

A CLO Fund generally refers to a special purpose vehicle that owns a portfolio of investments and issues various tranches of debt and subordinated securities to finance the purchase of those investments. Investments purchased by the CLO Funds are governed by extensive investment guidelines, including limits on exposure to any single industry or issuer and limits on the ratings of the CLO Fund’s assets. The CLO Funds managed by the Asset Manager Affiliates have a defined investment period during which they are allowed to make investments or reinvest capital as it becomes available.

The Asset Manager Affiliates manage eleven CLO Funds primarily for third party investors that invest in broadly syndicated loans, high yield bonds and other credit instruments issued by corporations. At December 31, 2013 and December 31, 2012, the Asset Manager Affiliates had approximately $3.2 billion and $3.6 billion of par value of assets under management, respectively.

CLO Funds typically issue multiple tranches of debt and subordinated securities with varying ratings and levels of subordination to finance the purchase of their underlying investments. Interest and principal payments (net of designated CLO Fund expenses) from the CLO Fund are paid to each issued security in accordance with an agreed upon priority of payments, commonly referred to as the “waterfall.” The most senior notes, generally rated AAA/Aaa, commonly represent the majority of the total liabilities of the CLO Fund. AAA/Aaa notes are issued at a specified spread over LIBOR and normally have the first claim on the earnings on the CLO Fund’s investments after payment of certain fees and expenses. Lower subordinated “mezzanine” tranches of rated notes generally have ratings ranging from AA/Aa to BB/Ba and are usually issued at a specified spread over LIBOR with higher spreads paid on the tranches with lower ratings. Each tranche is typically only entitled to a share of the earnings on the CLO Fund’s investments if the required interest and principal payments have been made on the more senior tranches in the waterfall. The subordinated securities are the most junior tranche and can take the form of either subordinated notes, income notes or preferred shares. The subordinated notes, income notes or preferred shares generally do not have a stated coupon but are entitled to residual cash flows from the CLO Fund’s investments after all of the other tranches of notes and certain other fees and expenses are paid.

The CLO Funds are primarily financed via capital contributed by subordinated noteholders and debt holders. The Asset Manager Affiliates’ risk with respect to each investment in the CLO Funds they manage is limited to any uncollected management fees (as the Asset Manager Affiliates have no investment in the CLO Funds they have no exposure or benefits in the ownership of the CLO Funds securities). Therefore, the gains or losses of the CLO Funds have not had a significant impact on the Asset Manager Affiliates’ financial position, results of operations or cash flows. The Asset Manager Affiliates have no right to the benefits from, nor do they bear the risks associated with, these investments, beyond the management fees generated from the CLO Funds. If the Asset Manager Affiliates were to liquidate, these investments would not be available to any general creditors of the Asset Manager Affiliates. Additionally, the collateral assets of consolidated CLO Funds

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

3. CLO FUNDS  – (continued)

are held solely to satisfy the obligations of the CLO Funds, and the investors in the consolidated CLO Funds have no recourse to the general credit of the Asset Manager Affiliates for the notes issued by the CLO Funds.

CLO Funds are investment vehicles created for the sole purpose of issuing collateralized loan instruments that offer investors the opportunity for returns that vary with the risk level of their investment. The securities issued by the CLO Funds are backed by diversified collateral asset portfolios consisting primarily of loans. For managing the collateral for the CLO Fund entities, the Asset Manager Affiliates earn investment management fees, including senior subordinated management fees, as well as contingent incentive fees. The Asset Manager Affiliates have no investment in the CLO Funds they manage. However, their sole direct or indirect shareholder, KCAP Financial, has invested in certain of the CLO Funds, generally taking a portion of the unrated, junior subordinated position (generally subordinated to other interests in the entities and entitle KCAP Financial and other subordinated tranche investors to receive the residual cash flows, if any, from the entities).

Upon adoption of guidance encompassed in ASC Topic 810, the Asset Manager Affiliates determined that they were the primary beneficiary of these CLO Funds, as they have the power to direct the activities of the CLO Funds that most significantly impact the CLO Funds’ economic performance, and the obligation to absorb losses/right to receive benefits (in the form of senior and subordinate management fees as well as the potential to earn an incentive fee) from the CLO Funds that could potentially be significant to the CLO Funds. The primary beneficiary assessment includes an analysis of the rights of the Asset Manager Affiliates in their capacity as investment manager. In certain CLOs, the Asset Manager Affiliates’ role as investment manager provides that the Asset Manager Affiliates contractually have the power, as defined in ASC Topic 810, to direct the activities of the CLO Funds that most significantly impact the CLO Funds’ economic performance, such as managing the collateral portfolio and its credit risk. Additionally, the primary beneficiary assessment includes an analysis of the Asset Manager Affiliates’ rights to receive benefits and obligations to absorb losses associated with its management/incentive fees.

As a manager of the CLO Funds, the Asset Manager Affiliates receive contractual and recurring management fees and may receive a one-time structuring fee from the CLO Funds for their management and advisory services. The annual fees which the Asset Manager Affiliates receive are generally based on a fixed percentage of assets under management (at par value and not subject to changes in market value), and the Asset Manager Affiliates generate annual operating income equal to the amount by which their fee income exceeds their operating expenses. The management fees the Asset Manager Affiliates receive may have three components — a senior management fee, a subordinated management fee and an incentive fee.

Fair value of consolidated CLO Funds

The investments held by consolidated CLO Funds are primarily invested in senior secured bank loans (typically syndicated by banks), bonds, and equity securities. Bank loan investments, which comprise the majority of consolidated CLO Fund portfolio collateral, are senior secured corporate loans from a variety of industries, including but not limited to the aerospace and defense, broadcasting, technology, utilities, household products, healthcare, oil and gas, and finance industries. These investments mature at various dates between 2014 and 2023, pay interest at LIBOR or Euribor plus a spread of up to 8.6%, and typically range in credit rating categories from BBB down to unrated. At December 31, 2013, the unpaid par principal balance exceeded the fair value by approximately $49 million. Less than 1% of the collateral assets are in default as of December 31, 2013. At December 31, 2012, the unpaid par principal balance exceeded the fair value by approximately $142 million. Less than 1% of the collateral assets are in default as of December 31, 2012. CLO Fund investments are valued based on price quotations provided by an independent third-party pricing source which are indicative of traded prices and/or dealer price quotations. In the event that a third-party pricing source is unable to price an investment, other relevant factors, data and information are considered, including: i) information relating to the market for the investment, including price quotations for and trading in the investment and interests in similar investments and the market environment and investor attitudes

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

3. CLO FUNDS  – (continued)

towards the investment and interests in similar investments; ii) the characteristics of and fundamental analytical data relating to the investment, including the cost, size, current interest rate, period until next interest rate reset, maturity and base lending rate, the terms and conditions of the loan and any related agreements, and the position of the loan in the issuer’s debt structure; iii) the nature, adequacy and value of the senior secured corporate loan’s collateral, including the CLO’s rights, remedies and interests with respect to the collateral; iv) the creditworthiness of the borrower, based on an evaluation of its financial condition, financial statements and information about the business, cash flows, capital structure and future prospects; v) the reputation and financial condition of the agent and any intermediate participants in the senior secured corporate loan; and vi) general economic and market conditions affecting the fair value of the senior secured corporate loan.

CLO Fund liabilities issued by consolidated CLO Funds have stated maturity dates between 2017 and 2025. The CLO Fund liabilities are issued in various tranches with different risk profiles and ratings. The interest rates are generally variable rates based on LIBOR or Euribor plus a pre-defined spread, which varies from 0.225% for the more senior tranches to 6.25% for the more subordinated tranches. At December 31, 2013, the outstanding par balance on the CLO Fund liabilities issued by consolidated CLO Funds exceeded their fair value by approximately $209 million. At December 31, 2012, the outstanding par balance on the CLO Fund liabilities issued by consolidated CLO Funds exceeded their fair value by approximately $223 million. The investors in the CLO Fund liabilities have no recourse to the general credit of the Asset Manager Affiliates. CLO Fund liabilities are recorded at fair value using an income approach, driven by cash flows expected to be received from the portfolio collateral assets. Market yields, default rates and recovery rates used in the Asset Manager Affiliates’ estimate of fair value vary based on the nature of the investments in the underlying collateral pools. In periods of rising market yields, default rates and lower debt recovery rates, the fair value, and therefore the carrying value, of the liabilities may be adversely affected. Once the undiscounted cash flows of the collateral assets have been determined, the Asset Manager Affiliates apply appropriate discount rates that a market participant would use, to determine the discounted cash flow valuation of the notes.

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

3. CLO FUNDS  – (continued)

The carrying value of investments held and CLO Fund liabilities issued by CLO Funds is also their fair value. The following table presents the fair value hierarchy levels of investments held and CLO Fund liabilities issued by the CLO Funds, which are measured at fair value as of December 31, 2013 and December 31, 2012:

	December 31, 2013
($ in millions)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Assets:
Investments of CLO Funds	$2,964.2	$—	$—	$2,964.2
Liabilities:
CLO Fund Liabilities	$3,079.8	$—	$—	$3,079.8

	December 31, 2012
($ in millions)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Assets:
Investments of CLO Funds	$3,255.8	$—	$—	$3,255.8
Liabilities:
CLO Fund Liabilities	$3,459.5	$—	$—	$3,459.5

The following table shows a reconciliation of the beginning and ending fair value measurements for Level 3 assets using significant unobservable inputs:

	For the year ended December 31,
($ in millions)	2013	2012
Beginning balance	$3,255.8	$205.4
Transfers into Level 3	—	1,562.7
Transfers from Level 3	—	—
Purchase of Trimaran investments	—	1,386.8
Purchase of investments	1,279.3	1,032.5
Proceeds from sale and redemption of investments	(1,571.2)	(1,034.1)
Realized and unrealized gains/(losses), net	0.3	102.5
Ending balance	$2,964.2	$3,255.8
Changes in unrealized appreciation (depreciation) included in earnings related to investments still held at reporting date	$(29.4)	$73.5

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

3. CLO FUNDS  – (continued)

As of December 31, 2013, the Asset Manager Affiliates’ Level III portfolio investments had the following valuation techniques and significant inputs:

Type	Fair Value	Valuation Technique	Unobservable inputs	Range of Inputs
Debt Securities	71,298,314	Income Approach	Implied Effective Discount Rate	2.42% – 8.80%
	2,821,873,413	Market Quote	Option Value	0% – 0.39%
			Third-Party Bid-Ask Mid	3.0% – 114.5%
Equity Securities	595,278	Enterprise Value	Avg EBITDA Multiple	7.4x
			Wtd Avg Cost of Capital	12.92%
	4,656,390	Market Quote	Third-Party Bid-Ask Mid	$3.45 – $300
			Listed Exchange Quote	$6.77
CLO Fund Securities	65,805,690	Market Quote	Third-Party Bid	87.35% – 100.0%
		Discounted Cash Flow	Discount Rate	1.21% – 5.58%

The following table shows a reconciliation of the beginning and ending fair value measurements for Level III liabilities using significant unobservable inputs:

	For the year ended December 31,
($ in millions)	2013	2012
Beginning balance	$3,459.5	$1,727.6
Purchase of Trimaran CLO Fund Liabilities	—	1,374.2
Issuance of Catamaran CLO Fund Liabilities	465.0	415.4
Prepayments, amortization, net	(858.9)	(252.2)
Unrealized appreciation/(depreciation)	14.2	194.6
Ending balance	$3,079.8	$3,459.5
Changes in unrealized appreciation (depreciation) included in earnings related to liabilities still held at reporting date	$14.2	$11.4

As of December 31, 2013, the Asset Manager Affiliates’ Level III liabilities had the following valuation technique and significant inputs:

Asset Type	Fair Value	Valuation Technique	Unobservable Inputs	Range of Inputs
CLO Fund Liabilities	$3,079,835,713	Discounted Cash Flow	Discount Rate	1.21% – 7.41%

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfers occur. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below.

•	Level I — Valuations based on quoted prices in active markets for identical assets or liabilities that the Asset Manager Affiliates have the ability to access.
•	Level II — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•	Level III — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The CLO Funds managed by the Asset Manager Affiliate and that are consolidated herein, have issued rated and unrated securities to finance their operations. CLO Fund Liabilities are presented at fair value with

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

3. CLO FUNDS  – (continued)

the difference between principal and fair value recorded as unrealized gain/loss. The par amount of CLO Fund liabilities is approximately $3.3 billion and $3.7 billion respectively for the years ended December 31, 2013 and December 31, 2012.

The Asset Manager Affiliates have determined that, although the junior tranches have certain characteristics of equity, they should be accounted for and disclosed as debt on the its Combined Balance Sheet, as the subordinated and income notes and preferred shares have a stated maturity indicating a date for which they are mandatorily redeemable. The preference shares are also classified as debt, as they are mandatorily redeemable upon liquidation or termination of the CLO.

The Asset Manager Affiliates’ risk with respect to the CLO Funds is limited to any uncollected management fees. The Asset Manager Affiliates have no right to the benefits from, nor do they bear the risks associated with, the CLO Funds, beyond the management fees generated by the CLO Funds. If the Asset Manager Affiliates were to liquidate, the CLO Funds would not be available to the general creditors of the Asset Manager Affiliates. Additionally, the Investments of the CLO Funds are held solely to satisfy the obligations of the CLO Funds, and the investors in the consolidated CLO Funds have no recourse to the general credit of the Asset Manager Affiliates for the CO Fund liabilities.

4. BUSINESS COMBINATION

On February 29, 2012, KCAP Financial, Inc. (the “Company”) and Commodore Holdings, L.L.C., a newly-formed, wholly-owned subsidiary of the Company (“Commodore”), acquired all of the outstanding equity interests in Trimaran for $13.0 million in cash and 3,600,000 shares of the Company’s common stock, par value $0.01 per share, which were valued at the opening price on the closing date of the acquisition. Contemporaneously with the acquisition, the Company acquired the equity interests in four CLO Funds sponsored by Trimaran, at fair value, for $12.0 million in cash. The aggregate purchase price was $50.6 million.

In accordance with the purchase agreement, Commodore was deemed the acquirer of Trimaran and accounted for the acquisition as a business combination. The assets acquired (no liabilities were assumed) by Commodore through this acquisition were “pushed-down” to Trimaran. The purchase price allocation included the fair value of the identifiable intangible assets acquired, which consist of four CLO management contracts, of approximately $15.7 million, resulting in goodwill of $22.8 million. The CLO management contracts are being amortized over the lives of the contracts (3 – 5 years). The goodwill will be subject to an annual impairment test. The goodwill represents expected synergies from combining the operations of Katonah Debt Advisors and Trimaran Advisors. Both are CLO asset managers and registered under the Investment Advisors Act of 1940.

Trimaran, a taxable entity (corporation), has recognized the acquisition as an asset acquisition for tax purposes. The book and tax basis of the intangible assets and goodwill were identical; accordingly, Trimaran did not provide for any deferred taxes at the closing date of the acquisition. The tax basis of the intangible assets and goodwill will be amortized over 15 years, which gives rise to deferred taxes.

Trimaran will continue operating as a stand-alone entity and serve as collateral manager under its the CLO management contracts. KDA is a 100% owned asset manager subsidiary of the Company. KDA and Trimaran are both under common control of the Company and have similar business characteristics; therefore they report on a combined basis for financial reporting purposes.

The combined 2012 results of operations associated with the acquisition of Trimaran Advisors, including the consolidated CLO Funds managed by Trimaran Advisors, for the ten-month period following the date of acquisition, includes revenues of $57 million and net loss before tax of $45.7 million.

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

5. INCOME TAXES

As separately regarded entities for tax purposes, the Asset Manager Affiliates are taxed at normal corporate rates. The CLO Funds are not generally taxed.

For tax purposes, the Asset Manager Affiliates taxable net income will differ from GAAP net income because of deferred tax timing adjustments and permanent tax adjustments. Deferred tax timing adjustments may include differences for the recognition and timing of depreciation, bonuses to employees and restricted stock expense. Permanent differences may include adjustments, limitations or disallowances for meals and entertainment expenses, penalties, tax goodwill amortization.

Goodwill amortization for tax purposes was created upon the purchase of 100% of the equity interests in Katonah Debt Advisors by its sole member, KCAP Financial, in exchange for shares of the KCAP Financial’s stock valued at $33 million. Although this transaction was a stock transaction rather than an asset purchase and thus no goodwill was recognized for GAAP purposes, such exchange was considered an asset purchase under Section 351(a) of the Code. At the time of the transfer, Katonah Debt Advisors had equity of approximately $1 million resulting in tax goodwill of approximately $32 million which is being amortized for tax purposes on a straight-line basis over 15 years, which accounts for an annual difference between GAAP income and taxable income by approximately $2 million per year over such period.

As discussed in Note 4, additional goodwill amortization for tax purposes was created upon the purchase of Trimaran Advisors by its sole member. The transaction was considered an asset purchase under Section 351(a) of the Code and resulted in tax goodwill of approximately $22.8 million which is being amortized for tax purposes on a straight-line basis over 15 years, which accounts for an annual difference between GAAP income and taxable income by approximately $1.5 million per year over such period.

Any distributions of taxable net income earned by the Asset Manager Affiliates to KCAP Financial would generally need to be distributed to KCAP Financial’s shareholders. Generally, such distributions of the Asset Manager Affiliate’s income to KCAP Financial’s shareholders will be considered as qualified dividends for tax purposes.

The components of income tax expense (benefit) for the years ended December 31, 2013, 2012, and 2011 are as follows:

	For the year ended December 31,
	2013	2012	2011
Current income tax expense:
Federal	$508,874	$433,823	$84,821
State & local	292,533	(59,674)	259,797
Total net current income tax expense	801,407	374,149	374,149
Deferred income tax expense (benefit):
Federal	(1,883,479)	11,143	(350,459)
State & local	424,735	(736,242)	(215,474)
Total net deferred income tax expense (benefit)	(1,458,744)	(725,099)	(565,933)
Total income tax expense (benefit)	$(657,337)	$(350,950)	$(221,315)

The Asset Manager Affiliates’ effective income tax rate was 4.8%, 0.4% and 0.7% for tax years 2013, 2012 and 2011, respectively. The difference between the Company’s reported provision for income taxes and the U.S. federal statutory rate of 35% is primarily due to tax goodwill amortization and the CLO funds having no tax consequences.

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

5. INCOME TAXES  – (continued)

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. These temporary differences result in taxable or deductible amounts in future years.

The components of deferred income tax assets and liabilities are shown below:

	For the year ended December 31,
	2013	2012
Deferred income tax assets:
Net operating loss and tax credit carryforward	$766,341	$3,690,343
Restricted stock	159,281	45,529
Intangible depreciation/amortization	657,811	268,058
Compensation	1,396,014	—
Other	75,320	61,723
Less: Valuation allowance	—	(2,957,205)
Total deferred tax assets	3,054,767	1,108,448
Deferred income tax liabilities:
Other	(487,576)
Total deferred tax liabilities	(487,576)	—
Net deferred tax assets	$2,567,191	$1,108,448

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded.

At December 31, 2013 the Asset Manager Affiliates had federal and state net loss carryovers of approximately $2.2 million and $0, respectively, available to offset future taxable income. At December 31, 2012, federal and state net loss carryovers were $8.5 million and $7.0 million, respectively. The net loss carryovers expire in the years 2028 to 2032. At December 31, 2013 the federal and state net operating loss carryovers made up approximately $2.2 million and $0 million of the deferred tax asset respectively. At the present time, the Asset Manager Affiliates believe that it is more likely than not that the deferred tax assets related to the federal net operating loss carryovers will be recognized. Accordingly, the Asset Manager Affiliates have determined that a valuation allowance as of December 31, 2013 is not required.

Asset Manager Affiliates adopted Financial Accounting Standards Board ASC Topic 740 Accounting for Uncertainty in Income Taxes (“ASC 740”) as of January 1, 2009. ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. The adoption of ASC 740 did not have an effect on the financial position or results of operations of the Asset Manager Affiliates as there was no liability for unrecognized tax benefits and no change to the beginning of capital of the Asset Manager Affiliates.

Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof. With a few exceptions, Asset Manager Affiliates is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years prior to 2009.

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

6. COMMITMENTS AND CONTINGENCIES

The CLO Funds have commitments to fund approximately $2.5 million and $86,000 of investments as of December 31, 2013 and December 2012, respectively. The Asset Manager Affiliates have commitments under lease obligations.

Rent expense was approximately $346,000, $379,000 and $295,459 for the years ended December 31, 2013, 2012 and 2011, respectively.

The following table summarizes minimum future lease payments as of December 31, 2013:

Contractual Obligations	2014	2015	2016	2017	2018	More than 5 years
Operating lease obligations	$215,502	$369,432	$369,432	$369,432	$369,432	$2,155,020

The following table summarizes our long-term debt:

Consolidated Variable Interest Entities Debt:	Carrying Value	Current Weighted Average Borrowing Rate	Weighted Average Remaining Maturity (In years)
CLO Debt(1)	$3,176,654,741	1.30%	6.0

(1)	Long-term debt of the VIEs is recorded at fair value. This includes the fair value of the subordinated notes issued by the VIEs. However, the subordinated notes do not have a stated interest rate and are therefore excluded from the calculation of the weighted average borrowing rate. The par value of the VIEs debt (excluding subordinated notes) was $3.0 billion and $3.4 billion as of December 31, 2013 and 2012, respectively.

7. MEMBER’S EQUITY

The member interest of Asset Manager Affiliates is held solely by KCAP Financial. KCAP Financial owns 100% of Katonah Debt Advisors and 100% of Commodore Holdings, which wholly owns Trimaran Advisors.

8. OTHER EMPLOYEE COMPENSATION

The Asset Manager Affiliates adopted a 401(k) plan (“401K Plan”) effective January 1, 2007 that it shares with its sole shareholder, KCAP Financial. The 401K Plan is open to all full time employees. The Plan permits an employee to defer a portion of their total annual compensation up to the Internal Revenue Service annual maximum based on age and eligibility. Katonah Debt Advisors and Trimaran Advisors make contributions to the 401K Plan of up to 2.67% of the employee’s first 74.9% of maximum eligible compensation, which fully vest at the time of contribution. For the year ended December 31, 2013, Asset Manager Affiliates made contributions to the 401K Plan of approximately $102,000. For the year ended December 31, 2012, Asset Manager Affiliates made contributions to the 401K Plan of approximately $54,000.

The Asset Manager Affiliates also adopted a deferred compensation plan (“Profit-Sharing Plan”) effective January 1, 2007. Employees are eligible for the Profit-Sharing Plan provided that they are employed and working with the Asset Manager Affiliates for at least 100 days during the year and remain employed as of the last day of the year. Employees do not make contributions to the Profit-Sharing Plan. The Asset Manager Affiliates may contribute to the Profit-Sharing Plan 1) up to 8.0% of all compensation up to the Internal Revenue Service annual maximum and 2) up to 5.7% excess contributions on any incremental amounts above the social security wage base limitation and up to the Internal Revenue Service annual maximum. Employees vest 100% in the Profit-Sharing Plan after five years of service. For the years ended December 31, 2013 and 2012, the Asset Manager Affiliates made contributions of approximately $315,000 and $302,000 to the Profit-Sharing Plan, respectively.

ASSET MANAGER AFFILIATES

NOTES TO FINANCIAL STATEMENTS

8. OTHER EMPLOYEE COMPENSATION  – (continued)

Certain employees of Asset Manager Affiliates may receive restricted stock grants in the stock of Asset Manager Affiliates’ sole member, KCAP Financial. For the years ended December 31, 2013, 2012 and 2011, non-cash compensation expense of approximately $252,000, $20,000 and $89,000 respectively, was expensed at Asset Manager Affiliates related to an allocated reimbursable expense for a grant of restricted stock of KCAP Financial.

9. RELATED PARTY TRANSACTION

On November 20, 2012, the Company entered into a senior credit agreement (the “Senior Credit Facility”) with Trimaran Advisors, pursuant to which Trimaran Advisors may borrow from time to time up to $20 million from the Company in order to provide the capital necessary to support one or more of Trimaran Advisors’ warehouse lines and/or working capital in connection with Trimaran Advisors’ warehouse activities. The Senior Credit Facility expires on November 20, 2017 and bears interest at an annual rate of 9.0%. As of December 27, 2012, the Senior Credit Facility was repaid and terminated and there were no borrowings outstanding as of December 31, 2012.

On February 26, 2013, the Company entered into a senior credit agreement (the “Trimaran Credit Facility”) with Trimaran Advisors, pursuant to which Trimaran Advisors may borrow from time to time up to $20 million from the Company in order to provide capital necessary to support one or more of Trimaran Advisors’ warehouse lines of credit and/or working capital in connection with Trimaran Advisors’ warehouse activities. The Trimaran Credit Facility expires on November 20, 2017 and bears interest at an annual rate of 9.0%. On April 15, 2013, the Trimaran Credit Facility was amended and upsized from $20 million to $23 million. At December 31, 2013, there was $23 million outstanding under the Trimaran Credit Facility.

10. SUBSEQUENT EVENTS

Management has evaluated the possibility of subsequent events existing in the Asset Manager Affiliates’ combined financial statements through March 12, 2014, the date the financial statements were available to be issued. Management has determined that there are no material events that would require disclosure in the Asset Manager Affiliates’ financial statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of
KCAP Financial, Inc.

We have audited the accompanying financial statements of Katonah 2007-I CLO Ltd., which comprise the statement of net assets as of December 31, 2013 and 2012, and the related statements of operations, changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Katonah 2007-I CLO Ltd. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

New York, New York
March 12, 2014

KATONAH 2007-I CLO LTD.

STATEMENTS OF NET ASSETS

	As of December 31, 2013	As of December 31, 2012
ASSETS
Investments at fair value:
Debt securities	$292,304,054	$291,720,614
Equity securities	—	2,361,136
CLO equity securities	18,123,734	16,321,029
Total investments at fair value	310,427,788	310,402,779
Cash	15,260,243	13,018,610
Accrued interest receivable	674,911	737,624
Total assets	$326,362,942	$324,159,013
LIABILITIES
CLO Fund liabilities at fair value	$314,549,615	$310,470,318
Accrued interest payable	2,090,368	2,198,994
Payable for open trades	4,013,750	2,970,000
Accounts payable and accrued expenses	174,270	184,850
Total liabilities	320,828,003	315,824,162
NET ASSETS
Total Net Assets	$5,534,939	$8,334,851

See accompanying notes to the financial statements.

KATONAH 2007-I CLO LTD.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2013	2012
Income
Interest income from investments	$12,591,277	$12,899,200
Interest income from cash and time deposits	2,761	3,196
Other income	652,959	504,941
Total income	13,246,997	13,407,337
Expenses
Interest expense	11,758,985	11,701,098
Management fees	811,758	809,547
Trustee fees	89,309	88,963
Professional fees	143,068	168,111
Administrative and other	73,964	99,110
Total expenses	12,877,084	12,866,829
Net realized and unrealized losses	(3,169,825)	(13,092,966)
Decrease in net assets resulting from operations	$(2,799,912)	$(12,552,458)

See accompanying notes to the financial statements.

KATONAH 2007-I CLO LTD.

STATEMENTS OF CHANGES IN NET ASSETS

Net Assets
Balance at January 1, 2012	$20,887,309
Decrease in net assets resulting from operations	(12,552,458)
Balance at December 31, 2012	8,334,851
Decrease in net assets resulting from operations	(2,799,912)
Balance at December 31, 2013	$5,534,939

See accompanying notes to the financial statements.

KATONAH 2007-I CLO LTD.

STATEMENT OF CASH FLOWS

	Years Ended December 31,
	2013	2012
OPERATING ACTIVITIES:
Decrease in net assets resulting from operations	$(2,799,912)	$(12,552,458)
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized and unrealized losses on investments	(909,471)	(16,364,401)
Change in unrealized loss on debt	4,079,296	29,457,367
Changes in operating assets and liabilities:
Decrease in accrued interest receivable	62,712	8,678
Decrease in accounts payable and accrued expenses	(10,580)	(10,994)
Increase (decrease) in payable for open trades	1,043,750	(1,870,440)
Increase (decrease) in accrued interest expense	(108,626)	340,175
Purchase of investments	(116,281,142)	(101,848,974)
Proceeds from sale and redemption of investments	117,165,606	103,177,496
Net cash provided by operating activities	2,241,633	336,449
CHANGE IN CASH	2,241,633	336,449
CASH, BEGINNING OF YEAR	13,018,610	12,682,161
CASH, END OF YEAR	$15,260,243	$13,018,610
Supplemental Information:
Interest Paid	$11,867,611	$11,360,923

See accompanying notes to the financial statements.

Katonah 2007-I CLO Ltd.

SCHEDULE OF INVESTMENTS
As of December 31, 2013

Debt Securities Portfolio

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Acosta, Inc. Grocery	Term B Loan (2013) — 4.3% Cash, Due 3/18	$1,973,570	$1,988,570	$1,989,852
AdvancePierre Foods, Inc. Beverage, Food and Tobacco	Term Loan (First Lien) — 5.8% Cash, Due 7/17	495,000	491,250	490,049
Advantage Sales & Marketing Inc. Grocery	2013 Term Loan (First Lien) — 4.3% Cash, Due 12/17	3,252,912	3,257,249	3,272,429
AES Corporation, The Utilities	2013 Other Term Loan — 3.8% Cash, Due 6/18	1,521,064	1,521,064	1,533,111
Alaska Communications Systems Holdings, Inc. Telecommunications	Term Loan — 6.3% Cash, Due 10/16	3,078,978	3,058,621	3,078,053
Allison Transmission, Inc. Automobile	New Term B-2 Loan — 3.2% Cash, Due 8/17	204,456	193,153	205,670
Allison Transmission, Inc. Automobile	Term B-3 Loan — 3.8% Cash, Due 8/19	3,077,619	3,034,747	3,095,900
Alpha Topco Limited Leisure, Amusement, Motion Pictures, Entertainment	New Facility B (USD) — 4.5% Cash, Due 4/19	3,439,099	3,411,637	3,480,179
Altegrity, Inc (f.k.a. US Investigations Services, Inc.) Diversified/Conglomerate Service	Term Loan — 4.8% Cash, Due 2/15	384,419	384,419	376,730
AMC Entertainment Inc. Leisure, Amusement, Motion Pictures, Entertainment	Initial Term Loan — 3.5% Cash, Due 4/20	6,653,985	6,662,788	6,675,244
Aptalis Pharma Inc. (Aptalis Pharma Canada Inc.) Healthcare, Education and Childcare	Term B Loan — 6.0% Cash, Due 10/20	491,269	481,269	500,890
Aramark Corporation Diversified/Conglomerate Service	LC-2 Facility — 1.8% Cash, Due 7/16	163,007	151,189	163,639
Aramark Corporation Diversified/Conglomerate Service	LC-3 Facility — 1.8% Cash, Due 7/16	21,980	21,785	22,035
Aramark Corporation Diversified/Conglomerate Service	U.S. Term B Loan (Extending) — 3.7% Cash, Due 7/16	1,360,339	1,180,638	1,365,610
Aramark Corporation Diversified/Conglomerate Service	U.S. Term C Loan — 3.7% Cash, Due 7/16	272,850	270,420	273,532
Armored AutoGroup Inc. (fka Viking Acquisition Inc.) Personal and Non Durable Consumer Products (Mfg. Only)	New Term Loan — 6.0% Cash, Due 11/16	485,000	486,859	487,427
Armstrong World Industries, Inc.(3) Buildings and Real Estate(3)	Term Loan B — 3.5% Cash, Due 3/20	992,500	992,500	993,741
Asurion, LLC (fka Asurion Corporation) Insurance	Incremental Tranche B-1 Term Loan — 4.5% Cash, Due 5/19	990,000	995,000	991,584
Aurora Diagnostics, LLC Healthcare, Education and Childcare	Tranche B Term Loan — 6.8% Cash, Due 5/16	455,556	455,769	425,518
Avis Budget Car Rental, LLC Personal Transportation	Tranche B Term Loan — 3.0% Cash, Due 3/19	1,576,711	1,568,193	1,577,302
Berry Plastics Corporation Containers, Packaging and Glass	Term C Loan — 2.2% Cash, Due 1/14	2,860,149	2,704,448	2,861,736
Biomet, Inc. Healthcare, Education and Childcare	Dollar Term B-2 Loan — 3.7% Cash, Due 7/17	2,879,962	2,838,076	2,901,864

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Bragg Communications Incorporated Broadcasting and Entertainment	Term Loan B — 3.5% Cash, Due 2/18	$5,716,515	$5,770,770	$5,732,007
Burger King Corporation Personal, Food and Miscellaneous Services	Tranche B Term Loan (2012) — 3.8% Cash, Due 9/19	3,653,750	3,644,500	3,675,563
Burlington Coat Factory Warehouse Corporation Retail Stores	Term B-2 Loan — 4.3% Cash, Due 2/17	2,602,937	2,573,187	2,630,593
BWay Holding Company Containers, Packaging and Glass	Initial Term Loan — 4.5% Cash, Due 8/17	990,000	985,000	997,272
Calpine Corporation Utilities	Term Loan (3/11) — 4.0% Cash, Due 4/18	972,500	972,500	980,917
Calpine Corporation Utilities	Term Loan (6/11) — 4.0% Cash, Due 4/18	2,925,000	2,902,613	2,950,316
Capital Automotive L.P. Finance	Tranche B-1 Term Loan Facility — 4.0% Cash, Due 4/19	1,320,439	1,301,514	1,330,342
Capsugel Holdings US, Inc. Healthcare, Education and Childcare	Initial Term Loan — 3.5% Cash, Due 8/18	796,029	791,042	797,526
Catalent Pharma Solutions, Inc. (f/k/a Cardinal Health 409, Inc.) Healthcare, Education and Childcare	Term Borrowing — 6.5% Cash, Due 12/17	250,000	249,375	254,531
CBRE Services, Inc. (fka CB Richard Ellis Services, Inc.).(3) Buildings and Real Estate(3)	Tranche B Term Loan — 2.9% Cash, Due 3/21	1,588,000	1,568,100	1,596,933
Cedar Fair, L.P. Leisure, Amusement, Motion Pictures, Entertainment	U.S. Term Facility — 3.3% Cash, Due 3/20	982,302	979,802	987,827
Celanese US Holdings LLC Chemicals, Plastics and Rubber	Dollar Term C-2 Commitment — 2.2% Cash, Due 10/16	1,277,043	1,290,595	1,293,722
Cequel Communications, LLC Broadcasting and Entertainment	Term Loan — 3.5% Cash, Due 2/19	1,965,000	1,945,000	1,971,347
Charter Communications Operating, LLC Broadcasting and Entertainment	Term F Loan — 3.0% Cash, Due 12/20	1,514,141	1,435,270	1,505,389
Chrysler Group LLC Automobile	Term Loan B — 3.5% Cash, Due 5/17	2,929,887	2,718,094	2,954,908
CHS/Community Health Systems, Inc. Healthcare, Education and Childcare	Extended Term Loan — 3.7% Cash, Due 1/17	4,510,815	4,435,896	4,552,743
Cinemark USA, Inc. Leisure, Amusement, Motion Pictures, Entertainment	Term Loan — 3.2% Cash, Due 12/19	2,970,000	2,980,000	2,982,994
Consolidated Communications, Inc. Telecommunications	Initial Term Loan — 4.3% Cash, Due 12/20	2,977,348	2,949,848	3,005,261
Covanta Energy Corporation Ecological	Term Loan — 3.5% Cash, Due 3/19	982,500	977,500	992,325
Crown Castle Operating Company(3) Buildings and Real Estate(3)	New Tranche B Term Loan — 3.3% Cash, Due 1/21	2,947,700	2,932,700	2,957,987
David's Bridal, Inc. Retail Stores	Initial Term Loan — 5.0% Cash, Due 10/19	495,000	490,000	497,787
DaVita HealthCare Partners Inc. (fka DaVita Inc.) Healthcare, Education and Childcare	Tranche B Term Loan — 4.5% Cash, Due 10/16	1,940,000	1,961,196	1,956,248

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Del Monte Foods Company Beverage, Food and Tobacco	Initial Term Loan — 4.0% Cash, Due 3/18	$2,789,388	$2,793,119	$2,803,321
Dex Media West LLC Printing and Publishing	New Term Loan — 8.0% Cash, Due 12/16	907,969	788,709	714,522
DineEquity, Inc. Personal, Food and Miscellaneous Services	Term B-2 Loan — 3.8% Cash, Due 10/17	291,528	291,528	293,093
DJO Finance LLC (ReAble Therapeutics Fin LLC) Healthcare, Education and Childcare	Tranche B Term Loan — 4.8% Cash, Due 9/17	1,984,962	2,014,887	2,009,576
Drumm Investors LLC (aka Golden Living) Healthcare, Education and Childcare	Term Loan — 5.0% Cash, Due 5/18	4,320,829	4,276,059	4,249,535
Dunkin' Brands, Inc. Personal, Food and Miscellaneous Services	Term B-3 Loan — 3.8% Cash, Due 2/20	2,139,495	2,139,495	2,149,519
Education Management LLC Healthcare, Education and Childcare	Tranche C-2 Term Loan — 4.3% Cash, Due 6/16	1,549,002	1,519,317	1,491,077
Epicor Software Corporation (fka Eagle Parent Inc.) Electronics	Term B-1 Loan — 4.5% Cash, Due 5/18	1,924,301	1,904,401	1,936,568
EquiPower Resources Holdings, LLC Utilities	Term B Advance (First Lien) — 4.3% Cash, Due 12/18	1,463,010	1,440,510	1,471,240
Essential Power, LLC Utilities	Term Loan — 4.3% Cash, Due 8/19	952,196	937,196	923,630
Federal-Mogul Corporation Automobile	Tranche B Term Loan — 2.1% Cash, Due 12/14	1,170,287	1,140,992	1,158,402
Federal-Mogul Corporation Automobile	Tranche C Term Loan — 2.1% Cash, Due 12/15	417,107	408,055	412,872
General Nutrition Centers, Inc. Retail Stores	Amended Tranche B Term Loan — 3.3% Cash, Due 3/19	999,090	1,004,087	997,007
Genpact Limited Diversified/Conglomerate Service	Term Loan — 3.5% Cash, Due 8/19	495,013	492,513	497,074
Gentiva Health Services, Inc. Healthcare, Education and Childcare	Initial Term B Loan — 6.5% Cash, Due 10/19	3,424,646	3,424,646	3,394,698
Getty Images, Inc. Printing and Publishing	Initial Term Loan — 4.8% Cash, Due 10/19	2,970,000	2,940,000	2,778,287
Graceway Pharmaceuticals, LLC(2) Healthcare, Education and Childcare	Term B Loan (First Lien) Sold Out 09/28/2012 — 7.0% Cash, Due 5/12	29,332	30,751	32,412
Grifols Inc. Healthcare, Education and Childcare	New U.S. Tranche B Term Loan — 4.3% Cash, Due 6/17	969,247	959,297	976,865
Hamilton Lane Advisors, L.L.C. Finance	Loan — 5.3% Cash, Due 2/18	862,907	852,907	869,379
Harlan Laboratories, Inc. (fka Harlan Sprague Dawley, Inc.) Healthcare, Education and Childcare	Term Loan — 5.8% Cash, Due 7/14	3,262,842	2,902,052	2,936,558
Harland Clarke Holdings Corp. (fka Clarke American Corp.) Printing and Publishing	Tranche B-2 Term Loan — 5.5% Cash, Due 6/17	871,597	740,208	880,857
Harland Clarke Holdings Corp. (fka Clarke American Corp.) Printing and Publishing	Tranche B-3 Term Loan — 7.0% Cash, Due 5/18	993,711	993,711	1,002,937

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
HCA Inc. Healthcare, Education and Childcare	Tranche B-4 Term Loan — 3.0% Cash, Due 5/18	$2,992,500	$2,970,355	$2,997,797
HCR ManorCare, Inc. (fka HCR Healthcare, LLC) Healthcare, Education and Childcare	Initial Term Loan — 5.0% Cash, Due 4/18	486,250	481,288	479,868
Health Management Associates, Inc. Healthcare, Education and Childcare	Replacement Term B Loan — 3.5% Cash, Due 11/18	2,412,344	2,387,344	2,415,794
Hertz Corporation, The Personal Transportation	Tranche B-1 Term Loan — 3.8% Cash, Due 3/18	3,974,962	3,972,462	3,990,862
Hertz Corporation, The Personal Transportation	Tranche B-2 Term Loan — 3.0% Cash, Due 3/18	972,650	967,688	973,336
Hillman Group, Inc., The Machinery (Non-Agriculture, Non-Construction, Non-Electronic)	Term Loan — 3.8% Cash, Due 5/17	965,555	970,327	971,889
Huntsman International LLC Chemicals, Plastics and Rubber	Extended Term B Loan — 2.7% Cash, Due 4/17	2,290,204	2,162,053	2,295,460
Ina Beteiligungsgesellschaft Mit Beschrankter Haftung (fka Schaeffler AG)	Facility C (USD) — 4.3% Cash, Due 1/17	3,000,000	3,018,750	3,030,615
Ineos US Finance LLC Chemicals, Plastics and Rubber	Cash Dollar Term Loan — 4.0% Cash, Due 5/18	3,974,870	3,989,870	3,995,579
Infor (US), Inc. (fka Lawson Software Inc.) Electronics	Tranche B-2 Term Loan — 5.3% Cash, Due 4/18	2,447,816	2,464,733	2,459,798
International Architectural Products, Inc.(2),(5) Mining, Steel, Iron and Non-Precious Metals	Term Loan — 12.0% Cash, 3.3% PIK, Due 5/15	81,467	74,587	318
J. Crew Group, Inc. Retail Stores	Term B-1 Loan — 4.0% Cash, Due 3/18	3,950,000	3,960,000	3,979,605
Jarden Corporation Personal and Non Durable Consumer Products (Mfg. Only)	New Tranche B Term Loan — 2.7% Cash, Due 3/18	1,945,037	1,960,897	1,947,623
JBS USA, LLC Beverage, Food and Tobacco	Initial Term Loan — 3.8% Cash, Due 5/18	975,150	970,175	975,735
JMC Steel Group, Inc. Mining, Steel, Iron and Non-Precious Metals	Term Loan — 4.8% Cash, Due 4/17	1,469,819	1,462,319	1,476,852
Jo-Ann Stores, Inc. Retail Stores	Term B Loan — 4.0% Cash, Due 3/18	994,987	999,987	999,341
KAR Auction Services, Inc. Automobile	Term Loan — 3.8% Cash, Due 5/17	3,800,649	3,870,148	3,824,992
KCG Holdings, Inc. Finance	Term Loan — 5.8% Cash, Due 12/17	878,505	881,005	882,897
Key Safety Systems, Inc. Automobile	Initial Term Loan — 4.8% Cash, Due 5/18	1,384,813	1,344,819	1,387,028
Kronos Incorporated Diversified/Conglomerate Service	Incremental Term Loan (First Lien) — 4.5% Cash, Due 10/19	989,676	984,676	1,000,196
Landry's Inc. (fka Landry's Restaurants, Inc.) Beverage, Food and Tobacco	B Term Loan — 4.0% Cash, Due 4/18	2,894,401	2,935,651	2,920,625
Las Vegas Sands, LLC Hotels, Motels, Inns, and Gaming	Term B Loan — 3.3% Cash, Due 12/20	3,266,934	3,148,705	3,269,662
Live Nation Entertainment, Inc. Leisure, Amusement, Motion Pictures, Entertainment	Term B-1 Loan — 3.5% Cash, Due 8/20	482,553	483,369	485,169

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Longview Power, LLC(2) Utilities	2017 Term Loan — 7.2% Cash, Due 10/17	$822,784	$722,082	$421,677
Longview Power, LLC Utilities	DIP Delay Draw Term Loan — .9% Cash, Due 11/15	2,822,000	2,822,000	2,889,018
LPL Holdings, Inc. Finance	2013 Incremental Tranche B Term Loan — 3.3% Cash, Due 3/19	1,965,150	1,955,150	1,966,791
Mackinaw Power Holdings, LLC Utilities	Loan — 1.7% Cash, Due 6/15	1,551,020	1,491,973	1,535,510
MCC Iowa LLC (Mediacom Broadband Group) Broadcasting and Entertainment	Tranche D-1 Term Loan — 1.9% Cash, Due 1/15	961,240	923,594	957,636
Michael Foods Group, Inc. (f/k/a M-Foods Holdings, Inc.) Beverage, Food and Tobacco	Term B Facility — 4.3% Cash, Due 2/18	3,227,495	3,266,657	3,230,077
MultiPlan, Inc. Healthcare, Education and Childcare	Term B-1 Loan — 4.0% Cash, Due 8/17	876,468	889,731	883,589
Munder Capital Management Finance	Incremental Term Loan — 6.0% Cash, Due 3/15	13,213	11,563	13,312
National CineMedia, LLC Leisure, Amusement, Motion Pictures, Entertainment	Term Loan (2013) — 2.9% Cash, Due 11/19	1,000,000	992,500	1,000,000
NBTY, INC. Personal and Non Durable Consumer Products (Mfg. Only)	Term B-2 Loan — 3.5% Cash, Due 10/17	1,342,239	1,355,912	1,353,024
Newsday, LLC Printing and Publishing	Term Loan — 3.7% Cash, Due 10/16	2,250,000	2,268,750	2,258,438
Novelis, Inc. Mining, Steel, Iron and Non-Precious Metals	Initial Term Loan — 3.8% Cash, Due 3/17	2,948,389	3,006,983	2,963,131
NRG Energy, Inc. Utilities	Term Loan (2013) — 2.8% Cash, Due 7/18	975,131	972,644	974,195
Nuveen Investments, Inc. Finance	Tranche B First-Lien Term Loan — 4.2% Cash, Due 5/17	3,803,194	3,778,940	3,793,686
Ocwen Loan Servicing Finance	Initial Term Loan — 5.0% Cash, Due 2/18	2,992,462	3,033,712	3,034,731
OSI Restaurant Partners, LLC Personal, Food and Miscellaneous Services	2013 Replacement Term Loan — 3.5% Cash, Due 10/19	1,402,500	1,387,500	1,405,831
Pantry, Inc., The Grocery	Term Loan — 4.8% Cash, Due 8/19	2,962,500	2,932,500	3,005,678
Party City Holdings Inc. Retail Stores	2013 Replacement Term Loan — 4.3% Cash, Due 7/19	493,763	488,763	496,656
PetCo Animal Supplies, Inc. Retail Stores	New Loans — 4.0% Cash, Due 11/17	3,414,596	3,414,596	3,437,286
Petroleum GEO-Services ASA/PGS Finance, Inc. Oil and Gas	Term Loan — 1.9% Cash, Due 6/15	1,568,444	1,548,839	1,584,623
PQ Corporation (fka Niagara Acquisition, Inc.) Chemicals, Plastics and Rubber	2013 Term Loan — 4.5% Cash, Due 8/17	1,980,000	1,965,000	1,997,078
Progressive Waste Solutions Ltd. Ecological	Term B Loan — 3.0% Cash, Due 10/19	742,500	738,750	744,820
QCE, LLC (Quiznos)(2) Personal, Food and Miscellaneous Services	Term Loan — 9.0% Cash, Due 1/17	798,478	707,126	348,935
R.H. Donnelley Inc. Printing and Publishing	Loan — 9.8% Cash, Due 12/16	490,513	366,193	300,966

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Regal Cinemas Corporation Leisure, Amusement, Motion Pictures, Entertainment	Term Loan — 2.7% Cash, Due 8/17	$981,164	$988,039	$986,506
Remy International, Inc. Automobile	Term B Loan 2013 — 4.3% Cash, Due 3/20	537,971	536,613	542,345
Revlon Consumer Products Corporation Personal and Non Durable Consumer Products (Mfg. Only)	Replacement Term Loan — 4.0% Cash, Due 11/17	3,500,000	3,535,625	3,527,353
Reynolds Group Holdings Inc. Containers, Packaging and Glass	Incremental U.S. Term Loan — 4.0% Cash, Due 12/18	2,133,450	2,133,450	2,155,990
RGIS Services, LLC Diversified/Conglomerate Service	Extended Initial Term Loan — 4.5% Cash, Due 10/16	2,006,777	1,933,262	1,975,421
RGIS Services, LLC Diversified/Conglomerate Service	Tranche C Term Loan — 5.5% Cash, Due 10/17	645,076	652,388	638,222
Roundy's Supermarkets, Inc. Grocery	Tranche B Term Loan — 5.8% Cash, Due 2/19	2,296,549	2,251,549	2,300,143
Rovi Solutions Corporation/Rovi Guides, Inc. Electronics	Tranche B-3 Term Loan — 3.5% Cash, Due 3/19	448,150	445,650	441,562
RPI Finance Trust Healthcare, Education and Childcare	Term B-2 Term Loan — 3.3% Cash, Due 5/18	1,930,261	1,920,311	1,941,727
SBA Senior Finance II LLC Telecommunications	Incremental Tranche B Term Loan — 3.8% Cash, Due 9/19	91,643	91,018	92,368
SBA Senior Finance II LLC Telecommunications	Term Loan — 3.8% Cash, Due 6/18	361,058	358,570	363,316
Seaworld Parks & Entertainment, Inc. (f/k/a SW Acquisitions Co., Inc.) Leisure, Amusement, Motion Pictures, Entertainment	Term B-2 Loan — 3.0% Cash, Due 5/20	927,912	915,422	918,633
Select Medical Corporation Healthcare, Education and Childcare	Series C Tranche B Term Loan — 4.0% Cash, Due 6/18	2,274,479	2,224,729	2,284,441
Semiconductor Components Industries, LLC (On Semiconductor) Electronics	Term Loan — 2.0% Cash, Due 1/18	2,718,750	2,598,750	2,691,563
Seminole Tribe of Florida Hotels, Motels, Inns, and Gaming	Initial Term Loan — 3.0% Cash, Due 4/20	2,842,500	2,842,500	2,843,836
Sensata Technologies B.V./Sensata Technology Finance Company, LLC Electronics	Term Loan — 3.3% Cash, Due 5/19	680,567	665,642	687,492
Serena Software, Inc. Electronics	2016 Term Loan (Extended) — 4.2% Cash, Due 3/16	2,000,000	1,992,500	1,985,000
ServiceMaster Company, The Diversified/Conglomerate Service	Tranche C Term Loan — 4.3% Cash, Due 1/17	2,481,203	2,515,578	2,461,664
Sinclair Television Group, Inc. Broadcasting and Entertainment	New Tranche B Term Loan — 3.0% Cash, Due 4/20	68,358	58,358	68,016
Six Flags Theme Parks, Inc. Leisure, Amusement, Motion Pictures, Entertainment	Tranche B Term Loan — 3.5% Cash, Due 12/18	1,675,481	1,696,106	1,683,105
Skilled Healthcare Group, Inc. Healthcare, Education and Childcare	Term Loan — 6.8% Cash, Due 4/16	854,686	877,211	855,045
Spectrum Brands, Inc. Personal and Non Durable Consumer Products (Mfg. Only)	Tranche A Term Loan — 3.0% Cash, Due 9/17	2,943,750	2,928,750	2,954,244

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Spirit Aerosystems, Inc. (fka Mid-Western Aircraft Systems,Inc and Onex Wind Finance LP.) Aerospace and Defense	Term B Loan — 3.8% Cash, Due 4/19	$2,456,250	$2,443,750	$2,472,756
SRAM, LLC Leisure, Amusement, Motion Pictures, Entertainment	Term Loan (First Lien) — 4.0% Cash, Due 4/20	821,346	816,475	822,714
SS&C Technologies Holdings Europe S.A.R.L. Electronics	2013 Replacement Term B-2 Loan — 3.3% Cash, Due 6/19	66,335	65,398	66,553
SS&C Technologies, Inc.,/Sunshine Acquisition II, Inc. Electronics	2013 Replacement Term B-1 Loan — 3.3% Cash, Due 6/19	641,238	632,176	643,342
SunCoke Energy, Inc. Mining, Steel, Iron and Non-Precious Metals	Tranche B Term Loan — 4.0% Cash, Due 7/18	76,025	71,038	75,881
SunGard Data Systems Inc (Solar Capital Corp.) Electronics	Tranche E Term Loan — 4.0% Cash, Due 3/20	4,538,683	4,475,604	4,575,560
Telesat Canada Telecommunications	U.S. Term B-2 Loan — 3.5% Cash, Due 3/19	985,056	980,056	988,952
Tesoro Corporation Oil and Gas	Initial Term Loan — 2.4% Cash, Due 5/16	198,750	198,750	199,660
Toys 'R' Us-Delaware, Inc. Retail Stores	Initial Loan — 6.0% Cash, Due 9/16	1,902,743	1,911,493	1,726,054
TPF Generation Holdings, LLC Utilities	Term Loan — 4.8% Cash, Due 12/17	192,257	183,782	193,699
TransDigm Inc. Aerospace and Defense	Tranche C Term Loan — 3.8% Cash, Due 2/20	1,945,275	1,945,275	1,953,018
Tronox Pigments (Netherlands) B. V. Chemicals, Plastics and Rubber	New Term Loan — 4.5% Cash, Due 3/20	2,550,754	2,520,218	2,588,377
TW Telecom Holdings Inc. (fka Time Warner Telecom Holdings Inc.) Telecommunications	Term Loan B Loan — 2.7% Cash, Due 4/20	2,408,018	2,415,166	2,408,030
TWCC Holding Corp. Broadcasting and Entertainment	Term Loan — 3.5% Cash, Due 2/17	3,322,949	3,322,949	3,340,328
Univar Inc. Chemicals, Plastics and Rubber	Term B Loan — 5.0% Cash, Due 6/17	3,157,608	3,164,666	3,138,094
Universal Health Services, Inc. Healthcare, Education and Childcare	Tranche B-1 Term Loan — 2.4% Cash, Due 11/16	343,750	358,144	345,254
Univision Communications Inc. Broadcasting and Entertainment	2013 Converted Extended First-Lien Term Loan — 4.5% Cash, Due 3/20	3,306,966	3,223,610	3,327,899
UPC Financing Partnership Broadcasting and Entertainment	Facility AH — 3.3% Cash, Due 6/21	700,000	706,125	699,825
Valleycrest Companies LLC (VCC Holdco II Inc.) Diversified/Conglomerate Service	Initial Term Loan — 5.5% Cash, Due 6/19	1,732,305	1,695,710	1,745,297
Vertafore, Inc. Electronics	Term Loan (2013) — 4.3% Cash, Due 10/19	952,048	952,048	952,810
VFH Parent LLC Finance	Term Loan (2013) — 5.8% Cash, Due 11/19	998,333	1,013,308	1,007,483
Walter Investment Management Corp. Finance	Tranche B Term Loan (2013) — 4.8% Cash, Due 12/20	2,585,592	2,570,592	2,595,935
Wendy's International, Inc Personal, Food and Miscellaneous Services	Term B Loan — 3.3% Cash, Due 5/19	1,360,939	1,340,939	1,364,709

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
WESCO Distribution, Inc. Machinery (Non-Agriculture, Non-Construction, Non-Electronic)	Tranche B-1 Loan — 3.8% Cash, Due 12/19	$249,643	$239,643	$251,359
West Corporation Diversified/Conglomerate Service	Term B-7 Loan — 3.3% Cash, Due 7/16	1,968,838	1,968,838	1,982,531
West Corporation Diversified/Conglomerate Service	Term B-8 Loan — 3.8% Cash, Due 6/18	2,021,769	2,033,211	2,033,829
WideOpenWest Finance, LLC Telecommunications	Term B-1 Loan 2013 — 3.8% Cash, Due 7/17	3,223,117	3,247,473	3,234,978
Windstream Corporation Telecommunications	Tranche B-4 Term Loan — 3.5% Cash, Due 1/20	3,465,000	3,483,750	3,476,920
WireCo WorldGroup Inc. Machinery (Non-Agriculture, Non-Construction, Non-Electronic)	Term Loan — 6.0% Cash, Due 2/17	1,975,000	1,955,000	1,993,516
Zuffa, LLC Leisure, Amusement, Motion Pictures, Entertainment	Initial Term Loan (2013) — 4.5% Cash, Due 2/20	2,970,000	2,955,000	2,996,908
Total Investment in Debt Securities		$293,277,383	$290,553,460	$292,304,054

CLO Securities Portfolio

Portfolio Company	CLO Investment	Principal	Cost	Value
APID 2007-5A(1) CLO Equity	Floating – 04/2021 – D – 03761XAG5	$1,000,000	$655,266	$913,577
GALXY 2006-6X(1) CLO Equity	Floating – 06/2018 – B – USG25803AC46	1,500,000	1,241,003	1,450,285
GOLDK 2007-2A(1) CLO Equity	Floating – 04/2019 – B – 381096AB2	1,000,000	812,174	944,673
HLCNL 2007-2A(1) CLO Equity	Floating – 04/2021 – D – 40537AAA3	3,000,000	1,973,011	2,746,035
MACCL 2007-1A(1) CLO Equity	Floating – 07/2023 – B1L – 55265AAL5	2,000,000	1,374,001	1,793,332
MDPK 2007-4A(1) CLO Equity	Floating – 03/2021 – D – 55817UAF7	2,000,000	1,329,842	1,870,019
NAVIG 2007-2A(1) CLO Equity	Floating – 04/2021 – D – 63937HAD0	3,000,000	2,062,998	2,844,054
ROSED I - A(1) CLO Equity	Floating – 07/2021 – B – 77732WAE2	2,000,000	1,553,529	1,890,582
TRAL 2007-1A(1) CLO Equity	Floating – 04/2022 – C – 89288BAG6	3,000,000	2,023,956	2,751,257
TRAL 2007-1A(1) CLO Equity	Floating – 04/2022 – D – 89288AAA1	1,000,000	666,854	919,920
Total Investment in CLO Equity Securities		19,500,000	13,692,634	18,123,734
Total Investments		$312,777,383	$304,246,094	$310,427,788

(1)	Investment in a Collateralized Loan Obligation Fund
(2)	Loan on non-accrual status
(3)	Buildings and real estate relate to real estate ownership, builders, managers and developers and excludes mortgage debt investments and mortgage lenders or originators.

See accompanying notes to the financial statements.

Katonah 2007-I CLO Ltd.

SCHEDULE OF INVESTMENTS
As of December 31, 2012

Debt Securities Portfolio

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Acosta, Inc. Grocery	Term D Loan — 5.0% Cash, Due 3/18	$978,516	$978,516	$989,373
AdvancePierre Foods, Inc. Beverage, Food and Tobacco	Term Loan (First Lien) — 5.8% Cash, Due 7/17	500,000	496,250	506,250
Advantage Sales & Marketing Inc. Grocery	Term Loan (First Lien) — 5.3% Cash, Due 12/17	980,000	984,336	988,943
AES Corporation, The Utilities	Initial Term Loan — 4.3% Cash, Due 6/18	1,536,429	1,536,429	1,555,634
Alaska Communications Systems Holdings, Inc. Telecommunications	Term Loan — 5.5% Cash, Due 10/16	1,960,000	1,969,900	1,855,463
Allison Transmission, Inc. Automobile	Term B-2 Loan — 3.7% Cash, Due 8/17	984,122	950,572	991,911
Allison Transmission, Inc. Automobile	Term B-3 Loan — 4.3% Cash, Due 8/19	2,488,763	2,468,138	2,513,252
Alpha Topco Limited (Formula One) Leisure, Amusement, Motion Pictures, Entertainment	Facility B2 (USD) — 6.0% Cash, Due 4/19	3,473,794	3,446,331	3,529,461
Altegrity, Inc (f.k.a. US Investigations Services, Inc.) Diversified/Conglomerate Service	Term Loan — 3.0% Cash, Due 2/15	718,343	718,343	668,957
Aptalis Pharma, Inc. (fka Axcan Intermediate Holdings Inc.) Healthcare, Education and Childcare	Term B-2 Loan — 5.5% Cash, Due 2/17	496,250	486,250	499,560
Aramark Corporation Diversified/Conglomerate Service	LC-2 Facility — 3.5% Cash, Due 7/16	163,007	151,189	163,545
Aramark Corporation Diversified/Conglomerate Service	U.S. Term B Loan (Extending) — 3.5% Cash, Due 7/16	2,478,633	2,298,932	2,486,812
Aramark Corporation Diversified/Conglomerate Service	U.S. Term C Loan — 3.5% Cash, Due 7/16	272,850	270,420	273,750
Aramark Corporation Diversified/Conglomerate Service	LC-3 Facility — 3.5% Cash, Due 7/16	21,980	21,785	22,052
Armored AutoGroup Inc. (fka Viking Acquisition Inc.) Personal and Non Durable Consumer Products (Mfg. Only)	New Term Loan — 6.0% Cash, Due 11/16	490,000	491,859	475,604
Ascena Retail Group, Inc. Retail Stores	Tranche B Term Loan — 4.8% Cash, Due 6/18	930,833	920,833	940,142
Ashland Inc. Chemicals, Plastics and Rubber	Term B Loan — 3.8% Cash, Due 8/18	736,964	734,472	746,036
Asurion, LLC (fka Asurion Corporation) Insurance	Term Loan (First Lien) — 5.5% Cash, Due 5/18	1,000,000	1,005,000	1,011,565
Audatex North America, Inc. (CSG US Buyco and ABZ Buyco) Automobile	Extended Domestic Tranche C Term Loan — 3.3% Cash, Due 5/17	1,458,054	1,439,642	1,460,795
Aurora Diagnostics, LLC Healthcare, Education and Childcare	Tranche B Term Loan — 6.3% Cash, Due 5/16	455,556	455,769	440,750
AVG Technologies N.V. Electronics	Term Loan — 7.5% Cash, Due 3/16	429,205	409,205	430,278
Avis Budget Car Rental, LLC Personal Transportation	Tranche C Term Loan — 4.3% Cash, Due 3/19	1,588,626	1,580,108	1,604,909

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
B&G Foods, Inc. Beverage, Food and Tobacco	Tranche B Term Loan (2012) — 4.0% Cash, Due 11/18	$2,970,000	$2,970,000	$2,989,498
Berry Plastics Holding Corporation Containers, Packaging and Glass	Term C Loan — 2.2% Cash, Due 4/15	2,890,820	2,735,119	2,880,442
Biomet, Inc. Healthcare, Education and Childcare	Dollar Term B-1 Loan — 4.0% Cash, Due 7/17	2,909,015	2,867,130	2,930,833
Bresnan Broadband Holdings, LLC Broadcasting and Entertainment	Term B Loan — 4.5% Cash, Due 12/17	490,000	493,319	493,369
Brickman Group Holdings, Inc. Diversified/Conglomerate Service	Tranche B-1 Term Loan — 5.5% Cash, Due 10/16	957,571	971,431	973,131
Burger King Corporation Personal, Food and Miscellaneous Services	Tranche B Term Loan (2012) — 3.8% Cash, Due 9/19	3,690,750	3,681,500	3,716,364
Burlington Coat Factory Warehouse Corporation Retail Stores	Term B-1 Loan — 5.5% Cash, Due 2/17	2,826,250	2,796,500	2,854,513
BWay Holding Company Containers, Packaging and Glass	Initial Term Loan — 4.5% Cash, Due 8/17	1,000,000	995,000	1,009,625
Calpine Corporation Utilities	Term Loan — 4.5% Cash, Due 4/18	982,500	982,500	993,838
Calpine Corporation Utilities	Term Loan (6/2011) — 4.5% Cash, Due 4/18	2,955,000	2,932,613	2,989,101
Capital Automotive L.P. Finance	Tranche B Term Loan — 5.3% Cash, Due 3/17	1,770,021	1,751,096	1,791,411
Capsugel Holdings US, Inc. Healthcare, Education and Childcare	Initial Term Loan (New) — 4.8% Cash, Due 8/18	901,300	896,312	912,850
Caribe Media Inc. (fka Caribe Information Investments Incorporated) Printing and Publishing	Loan — 10.0% Cash, Due 11/14	342,089	342,089	337,847
CB Richard Ellis Services, Inc.(4) Buildings and Real Estate(4)	Incremental Tranche D Term Loan — 3.7% Cash, Due 9/19	3,940,000	3,920,100	3,950,264
Cedar Fair, L.P. Leisure, Amusement, Motion Pictures, Entertainment	U.S. Term-1 Loan — 4.0% Cash, Due 12/17	943,926	955,185	954,644
Celanese US Holdings LLC Chemicals, Plastics and Rubber	Dollar Term C Loan (Extended) — 3.1% Cash, Due 10/16	1,290,143	1,303,694	1,304,818
Cequel Communications, LLC Broadcasting and Entertainment	Term Loan — 4.0% Cash, Due 2/19	1,985,000	1,965,000	1,998,190
Charter Communications Operating, LLC Broadcasting and Entertainment	Term C Loan — 3.5% Cash, Due 9/16	1,520,246	1,446,375	1,530,028
Charter Communications Operating, LLC Broadcasting and Entertainment	Term D Loan — 4.0% Cash, Due 5/19	992,500	987,500	1,002,797
Chrysler Group LLC Automobile	Tranche B Term Loan — 6.0% Cash, Due 5/17	2,959,937	2,748,144	3,026,950
CHS/Community Health Systems, Inc. Healthcare, Education and Childcare	Extended Term Loan — 3.8% Cash, Due 1/17	4,510,815	4,435,896	4,543,225
Cinemark USA, Inc. Leisure, Amusement, Motion Pictures, Entertainment	Term Loan — 3.2% Cash, Due 12/19	1,000,000	995,000	1,002,295
Consolidated Communications, Inc. Telecommunications	Incremental Term 3 Loan — 5.3% Cash, Due 12/18	1,000,000	990,000	1,001,250
Covanta Energy Corporation Ecological	Term Loan — 4.0% Cash, Due 3/19	992,500	987,500	1,006,152

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Crown Castle Operating Company(4) Buildings and Real Estate(4)	Tranche B Term Loan — 4.0% Cash, Due 1/19	$2,977,481	$2,962,481	$2,998,934
CSC Holdings, LLC (fka CSC Holdings Inc. (Cablevision)) Broadcasting and Entertainment	Incremental B-3 Extended Term Loan — 3.4% Cash, Due 3/16	2,884,948	2,892,235	2,902,979
David's Bridal, Inc. Retail Stores	Initial Term Loan — 5.0% Cash, Due 10/19	500,000	495,000	501,980
DaVita HealthCare Partners Inc. (fka DaVita Inc.) Healthcare, Education and Childcare	Tranche B Term Loan — 4.5% Cash, Due 10/16	1,960,000	1,981,196	1,976,631
Dean Foods Company Beverage, Food and Tobacco	2017 Tranche B Term Loan (extending) — 5.5% Cash, Due 4/17	4,767,365	4,669,546	4,768,866
Del Monte Foods Company Beverage, Food and Tobacco	Initial Term Loan — 4.5% Cash, Due 3/18	2,876,278	2,880,009	2,885,712
Dex Media West LLC Printing and Publishing	New Term Loan — 7.0% Cash, Due 10/14	1,132,334	1,013,073	848,118
DineEquity, Inc. Personal, Food and Miscellaneous Services	Term B-1 Loan — 4.3% Cash, Due 10/17	294,523	294,523	297,446
Dole Food Company, Inc. Farming and Agriculture	Tranche B-2 Term Loan — 5.0% Cash, Due 7/18	344,750	342,138	345,719
Dollar General Corporation Retail Stores	Tranche B-1 Term Loan — 3.0% Cash, Due 7/14	3,987,935	3,998,722	4,019,479
Drumm Investors LLC (aka Golden Living) Healthcare, Education and Childcare	Term Loan — 5.0% Cash, Due 5/18	4,430,807	4,386,038	4,168,636
Dunkin' Brands, Inc. Personal, Food and Miscellaneous Services	Term B-2 Loan — 4.0% Cash, Due 11/17	2,188,486	2,188,486	2,209,124
Education Management LLC Healthcare, Education and Childcare	Tranche C-2 Term Loan — 4.3% Cash, Due 6/16	1,566,101	1,536,416	1,282,245
Epicor Software Corporation (fka Eagle Parent Inc.) Electronics	Term B Loan — 5.0% Cash, Due 5/18	1,970,000	1,950,100	1,983,130
Equipower Resources Holdings, LLC Utilities	Term B Advance (First Lien) — 5.5% Cash, Due 12/18	1,468,729	1,446,229	1,491,979
Essential Power, LLC Utilities	Term Loan — 5.5% Cash, Due 8/19	962,102	947,102	978,939
Federal-Mogul Corporation Automobile	Tranche B Term Loan — 2.1% Cash, Due 12/14	1,364,223	1,334,928	1,260,201
Federal-Mogul Corporation Automobile	Tranche C Term Loan — 2.1% Cash, Due 12/15	421,545	412,493	389,402
Fidelity National Information Services, Inc. Electronics	Term Loan A-2 (Extended) — 2.5% Cash, Due 7/14	860,980	877,018	863,675
Fidelity National Information Services, Inc. Electronics	Term A-3 Loan — 2.2% Cash, Due 3/17	2,887,500	2,812,500	2,890,792
First Data Corporation Finance	Non Extending B-1 Term Loan — 3.0% Cash, Due 9/14	38,807	25,536	38,866
First Data Corporation Finance	Non Extending B-2 Term Loan — 3.0% Cash, Due 9/14	77,808	51,147	77,927
Freescale Semiconductor, Inc. Electronics	Tranche B-1 Term Loan — 4.5% Cash, Due 12/16	2,990,221	2,982,745	2,933,616

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Fresenius SE Healthcare, Education and Childcare	Tranche D1 Dollar Term Loan — 3.5% Cash, Due 9/14	$613,232	$619,209	$615,277
Fresenius SE Healthcare, Education and Childcare	Tranche D2 Term Loan — 3.5% Cash, Due 9/14	350,294	353,708	351,462
Genpact Limited Diversified/Conglomerate Service	Term Loan — 4.3% Cash, Due 8/19	498,750	496,250	503,428
Gentiva Health Services, Inc. Healthcare, Education and Childcare	Term B1 Term Loan — 6.5% Cash, Due 8/16	3,424,646	3,424,646	3,383,550
Getty Images, Inc. Printing and Publishing	Initial Term Loan (New) — 4.8% Cash, Due 10/19	3,000,000	2,970,000	3,007,875
Graceway Pharmaceuticals, LLC(3) Healthcare, Education and Childcare	Term B Loan (First Lien) — 7.0% Cash, Due 5/12	85,266	25,183	98,908
Grifols Inc. Healthcare, Education and Childcare	New U.S. Tranche B Term Loan — 4.5% Cash, Due 6/17	982,124	972,174	992,829
Hamilton Lane Advisors, L.L.C. Finance	Loan — 6.5% Cash, Due 2/18	962,500	952,500	969,719
Harlan Laboratories, Inc. (fka Harlan Sprague Dawley, Inc.) Healthcare, Education and Childcare	Term Loan — 3.8% Cash, Due 7/14	3,308,171	2,947,381	3,000,098
Harland Clarke Holdings Corp. (fka Clarke American Corp.) Printing and Publishing	Tranche B-2 Term Loan — 5.5% Cash, Due 6/17	970,880	839,491	902,918
HCA Inc. Healthcare, Education and Childcare	Tranche B-3 Term Loan — 3.5% Cash, Due 5/18	3,000,000	2,977,855	3,011,655
HCR ManorCare, Inc. (fka HCR Healthcare, LLC) Healthcare, Education and Childcare	Initial Term Loan — 5.0% Cash, Due 4/18	491,250	486,288	466,688
Health Management Associates, Inc. Healthcare, Education and Childcare	Term B Loan — 4.5% Cash, Due 11/18	2,475,000	2,450,000	2,498,376
Hertz Corporation, The Personal Transportation	Tranche B Term Loan — 3.8% Cash, Due 3/18	982,500	977,538	987,005
Hertz Corporation, The Personal Transportation	Tranche B-1 Term Loan — 3.8% Cash, Due 3/18	2,000,000	1,990,000	2,009,580
Hillman Group, Inc., The Machinery (Non-Agriculture, Non-Construction, Non-Electronic)	Term Loan — 5.0% Cash, Due 5/17	975,015	979,787	981,923
HMSC Corporation (aka Swett and Crawford) Insurance	Term Loan (First Lien) — 2.5% Cash, Due 4/14	942,500	809,150	914,225
Huntsman International LLC Chemicals, Plastics and Rubber	Extended Term B Loan — 2.8% Cash, Due 4/17	2,290,204	2,162,053	2,297,006
Huntsman International LLC Chemicals, Plastics and Rubber	Series 2 Extended Term B Dollar Loan — 3.0% Cash, Due 4/17	848,536	836,108	851,056
Infor (US), Inc. ((fka Lawson Software Inc.) Electronics	Tranche B-2 Term Loan — 5.3% Cash, Due 4/18	2,742,502	2,761,880	2,772,614
International Architectural Products, Inc.(3) Mining, Steel, Iron and Non-Precious Metals	Term Loan — 8.8% Cash, 3.3% PIK, Due 5/15	166,935	160,054	86,806

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
J. Crew Group, Inc. Retail Stores	Loan — 4.5% Cash, Due 3/18	$1,970,000	$1,970,000	$1,980,599
Jarden Corporation Personal and Non Durable Consumer Products (Mfg. Only)	Tranche B Term Loan — 3.2% Cash, Due 3/18	1,965,037	1,980,897	1,979,008
JBS USA, LLC Beverage, Food and Tobacco	Initial Term Loan — 4.3% Cash, Due 5/18	985,000	980,025	985,000
JMC Steel Group, Inc. Mining, Steel, Iron and Non-Precious Metals	Term Loan — 4.8% Cash, Due 4/17	1,484,909	1,477,409	1,500,226
Key Safety Systems, Inc. Automobile	Term Loan (First Lien) — 2.5% Cash, Due 3/14	1,821,124	1,781,130	1,806,555
KIK Custom Products Inc. Personal and Non Durable Consumer Products (Mfg. Only)	Canadian Term Loan (First Lien) — 2.6% Cash, Due 6/14	138,659	118,807	130,339
KIK Custom Products Inc. Personal and Non Durable Consumer Products (Mfg. Only)	U.S. Term Loan (First Lien) — 2.6% Cash, Due 6/14	808,841	693,044	760,311
Kronos Incorporated Diversified/Conglomerate Service	Initial Term Loan (First Lien) — 5.5% Cash, Due 10/19	1,000,000	995,000	1,013,285
Kronos Worldwide, Inc. Chemicals, Plastics and Rubber	Initial Term Loan — 5.8% Cash, Due 6/18	1,462,500	1,440,000	1,480,781
La Paloma Generating Company, LLC Utilities	Loan (First-Lien) — 7.0% Cash, Due 8/17	1,970,000	1,870,500	1,967,538
Las Vegas Sands, LLC Hotels, Motels, Inns, and Gaming	Tranche B Term Loan (Extending) — 2.8% Cash, Due 11/16	2,685,932	2,590,015	2,695,253
Las Vegas Sands, LLC Hotels, Motels, Inns, and Gaming	Delayed Draw I Term Loan (Extending) — 2.8% Cash, Due 11/16	605,877	583,565	607,979
Live Nation Entertainment, Inc. Leisure, Amusement, Motion Pictures, Entertainment	Term B Loan — 4.5% Cash, Due 11/16	486,256	487,072	492,335
Longview Power, LLC Utilities	2017 Term Loan — 7.3% Cash, Due 10/17	864,582	763,880	627,539
Lord & Taylor Holdings LLC (LT Propco LLC) Retail Stores	Term Loan — 5.8% Cash, Due 1/19	330,619	320,619	334,494
LPL Holdings, Inc. Finance	Initial Tranche B Term Loan — 4.0% Cash, Due 3/19	1,985,000	1,975,000	2,007,331
Mackinaw Power Holdings, LLC Utilities	Loan — 1.8% Cash, Due 6/15	1,619,048	1,560,000	1,612,976
MCC Iowa LLC (Mediacom Broadband Group) Broadcasting and Entertainment	Tranche D-1 Term Loan — 2.0% Cash, Due 1/15	971,576	933,930	968,341
McJunkin Red Man Corporation Machinery (Non-Agriculture, Non-Construction, Non-Electronic)	Term Loan — 6.3% Cash, Due 11/19	997,500	987,500	1,004,981
MetroPCS Wireless, Inc. Telecommunications	Tranche B-3 Term Loan — 4.0% Cash, Due 3/18	1,960,058	1,950,158	1,968,114
Michael Foods Group, Inc. (f/k/a M-Foods Holdings, Inc.) Beverage, Food and Tobacco	Term B Facility — 4.3% Cash, Due 2/18	351,453	357,170	354,015
Michaels Stores, Inc. Retail Stores	B-2 Term Loan — 4.8% Cash, Due 7/16	979,129	981,273	989,601
Michaels Stores, Inc. Retail Stores	B-3 Term Loan — 4.8% Cash, Due 7/16	1,653,327	1,611,787	1,671,009

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
MMH Media Holdings Inc. (fka MMH Partners, L.P.)(3) Printing and Publishing	Loan — 4.5% PIK, Due 7/14	$233,540	$474	$—
Munder Capital Management Finance	Incremental Term Loan — 6.0% Cash, Due 3/15	160,784	159,134	160,784
National CineMedia, LLC Leisure, Amusement, Motion Pictures, Entertainment	Term Loan — 3.5% Cash, Due 11/19	1,000,000	992,500	1,002,500
NBTY, INC. Personal and Non Durable Consumer Products (Mfg. Only)	Term B-1 Loan — 4.3% Cash, Due 10/17	430,714	430,714	435,693
Neiman Marcus Group Inc., The Retail Stores	Term Loan — 4.8% Cash, Due 5/18	3,000,000	2,992,500	3,008,700
Novelis, Inc. Mining, Steel, Iron and Non-Precious Metals	Term Loan — 4.0% Cash, Due 3/17	1,478,731	1,491,712	1,495,182
NRG Energy, Inc. Utilities	Term Loan — 4.0% Cash, Due 7/18	985,000	982,513	997,253
Nuveen Investments, Inc. Finance	Extended First-Lien Term Loan — 5.8% Cash, Due 5/17	971,633	972,546	977,555
Nuveen Investments, Inc. Finance	Additional Extended First-Lien Term Loan — 5.8% Cash, Due 5/17	831,561	796,394	836,654
OSI Restaurant Partners, LLC Personal, Food and Miscellaneous Services	Term Loan — 4.8% Cash, Due 10/19	1,500,000	1,485,000	1,517,280
Oxbow Carbon LLC/Oxbow Calcining LLC Mining, Steel, Iron and Non-Precious Metals	Tranche B-1 Term Loan — 3.7% Cash, Due 5/16	522,173	525,545	523,282
Pantry, Inc., The Grocery	Term Loan — 5.8% Cash, Due 8/19	2,992,500	2,962,500	3,037,388
Party City Holdings Inc. Retail Stores	Term Loan — 5.8% Cash, Due 7/19	498,750	493,750	505,216
Penn National Gaming, Inc. Hotels, Motels, Inns, and Gaming	Term B Facility — 3.8% Cash, Due 7/18	1,196,978	1,196,978	1,202,496
PetCo Animal Supplies, Inc. Retail Stores	New Loan — 4.5% Cash, Due 11/17	3,449,798	3,449,798	3,481,226
Petroleum GEO-Services ASA/PGS Finance, Inc. Oil and Gas	Term Loan — 2.0% Cash, Due 6/15	1,568,444	1,548,839	1,578,443
Pharmaceutical Product Development, Inc. (Jaguar Holdings, LLC) Healthcare, Education and Childcare	Term Loan — 6.3% Cash, Due 12/18	1,485,000	1,462,500	1,511,255
Pinnacle Foods Finance LLC Beverage, Food and Tobacco	Extended Initial Term Loan — 3.7% Cash, Due 10/16	4,808,417	4,721,906	4,841,427
Plains Exploration & Production Company Oil and Gas	7-Year Term Loan — 4.0% Cash, Due 11/19	750,000	746,250	754,223
PQ Corporation (fka Niagara Acquisition, Inc.) Chemicals, Plastics and Rubber	Term Loan B — 5.3% Cash, Due 5/17	2,000,000	1,985,000	2,014,030
Progressive Waste Solutions Ltd. Ecological	Term B Loan — 3.5% Cash, Due 10/19	750,000	746,250	756,563
QCE, LLC (Quiznos) Personal, Food and Miscellaneous Services	Term Loan — 9.0% Cash, Due 1/17	804,573	713,221	634,004

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
R.H. Donnelley Inc. Printing and Publishing	Loan — 9.0% Cash, Due 10/14	$551,081	$426,761	$379,695
Regal Cinemas Corporation Leisure, Amusement, Motion Pictures, Entertainment	Term Loan — 3.2% Cash, Due 8/17	490,000	490,000	493,151
Reynolds Group Holdings Inc. Containers, Packaging and Glass	U.S. Term Loan — 4.8% Cash, Due 9/18	2,149,613	2,149,613	2,177,568
RGIS Services, LLC Diversified/Conglomerate Service	Extended Initial Term Loan — 4.6% Cash, Due 10/16	2,027,202	1,953,687	2,042,406
Roundy's Supermarkets, Inc. Grocery	Tranche B Term Loan — 5.8% Cash, Due 2/19	2,977,500	2,932,500	2,808,631
Rovi Solutions Corporation/Rovi Guides, Inc. Electronics	Tranche B-2 Loan — 4.0% Cash, Due 3/19	496,250	493,750	495,940
RPI Finance Trust Healthcare, Education and Childcare	6.75 Year Term Loan (2012) — 3.5% Cash, Due 5/18	1,963,212	1,953,262	1,982,432
Sabre Inc. Leisure, Amusement, Motion Pictures, Entertainment	Non-Extended Initial Term Loan — 2.2% Cash, Due 9/14	558,504	364,432	559,238
SBA Senior Finance II LLC Telecommunications	Term Loan — 3.8% Cash, Due 6/18	985,000	982,513	991,260
SBA Senior Finance II LLC Telecommunications	Incremental Tranche B Term Loan — 3.8% Cash, Due 9/19	250,000	249,375	251,536
Seaworld Parks & Entertainment, Inc. (f/k/a SW Acquisitions Co., Inc.) Leisure, Amusement, Motion Pictures, Entertainment	Term B Loan — 4.0% Cash, Due 8/17	962,599	950,109	971,349
Select Medical Corporation Healthcare, Education and Childcare	Tranche B Term Loan — 5.5% Cash, Due 6/18	4,925,000	4,875,250	4,958,244
Seminole Tribe of Florida Hotels, Motels, Inns, and Gaming	Term B-1 Delay Draw Loan — 1.8% Cash, Due 3/14	445,020	435,640	446,967
Seminole Tribe of Florida Hotels, Motels, Inns, and Gaming	Term B-2 Delay Draw Loan — 1.8% Cash, Due 3/14	1,607,287	1,573,435	1,614,319
Seminole Tribe of Florida Hotels, Motels, Inns, and Gaming	Term B-3 Delay Draw Loan — 1.8% Cash, Due 3/14	582,996	566,126	585,547
Sensata Technology BV/Sensata Technology Finance Company, LLC Electronics	Term Loan — 3.8% Cash, Due 5/18	1,970,000	1,955,075	1,983,544
Serena Software, Inc. Electronics	2016 Term Loan (Extended) — 4.2% Cash, Due 3/16	2,000,000	1,992,500	2,010,000
Sinclair Television Group, Inc. Broadcasting and Entertainment	New Tranche B Term Loan — 4.0% Cash, Due 10/16	989,594	979,594	997,011
Six Flags Theme Parks, Inc. Leisure, Amusement, Motion Pictures, Entertainment	Tranche B Term Loan — 4.0% Cash, Due 12/18	1,692,406	1,713,031	1,702,526
Solvest, Ltd. (Dole) Farming and Agriculture	Tranche C-2 Term Loan — 5.0% Cash, Due 7/18	616,922	612,071	618,656
Sorenson Communications, Inc. Electronics	Tranche C Term Loan — 6.0% Cash, Due 8/13	4,246,700	4,051,840	4,179,687

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Spirit Aerosystems, Inc. (fka Mid-Western Aircraft Systems,Inc and Onex Wind Finance LP.) Aerospace and Defense	Term B Loan — 3.8% Cash, Due 4/19	$2,481,250	$2,468,750	$2,501,410
SRAM, LLC Leisure, Amusement, Motion Pictures, Entertainment	Term Loan (First Lien) — 4.8% Cash, Due 6/18	885,868	880,996	888,082
SS&C Technologies, Inc.,/Sunshine Acquisition II, Inc. Electronics	Funded Term B-1 Loan — 5.0% Cash, Due 6/19	827,276	818,214	840,202
SS&C Technologies, Inc.,/Sunshine Acquisition II, Inc. Electronics	Funded Term B-2 Loan — 5.0% Cash, Due 6/19	85,580	84,643	86,917
Sun Products Corporation., The (fka Huish Detergents Inc.) Personal and Non Durable Consumer Products (Mfg. Only)	Tranche B Term Loan (First Lien) — 2.2% Cash, Due 4/14	2,390,202	2,291,311	2,345,385
SunCoke Energy, Inc. Mining, Steel, Iron and Non-Precious Metals	Tranche B Term Loan — 4.0% Cash, Due 7/18	246,868	241,880	247,485
SunGard Data Systems Inc (Solar Capital Corp.) Electronics	Tranche C Term Loan — 4.0% Cash, Due 2/17	2,720,982	2,662,533	2,740,519
Telesat Canada Telecommunications	U.S. Term B Loan — 4.3% Cash, Due 3/19	995,000	990,000	1,004,701
TPF Generation Holdings, LLC Utilities	Synthetic LC Deposit (First Lien) — 2.3% Cash, Due 12/13	193,223	184,748	193,706
TransDigm Inc. Aerospace and Defense	Tranche B-1 Term Loan — 4.0% Cash, Due 2/17	1,964,925	1,964,925	1,979,219
Trinseo Materials Operating S.C.A. (fka Styron S.A.R.L) Chemicals, Plastics and Rubber	Term Loan — 8.0% Cash, Due 8/17	1,756,662	1,589,631	1,717,418
Tronox Pigments (Netherlands) B. V. Chemicals, Plastics and Rubber	Closing Date Term Loan — 4.3% Cash, Due 2/18	1,563,571	1,538,036	1,582,147
Tronox Pigments (Netherlands) B. V. Chemicals, Plastics and Rubber	Delayed Draw Term Loan — 4.3% Cash, Due 2/18	426,429	419,464	431,495
Tube City IMS Corporation Mining, Steel, Iron and Non-Precious Metals	Term Loan — 5.8% Cash, Due 3/19	3,970,000	3,930,000	4,018,394
TW Telecom Holdings Inc. (fka Time Warner Telecom Holdings Inc.) Telecommunications	Term Loan B-2 — 3.5% Cash, Due 12/16	2,426,572	2,433,721	2,444,262
TWCC Holding Corp. Broadcasting and Entertainment	Term Loan — 4.3% Cash, Due 2/17	3,325,061	3,325,061	3,366,624
United Air Lines, Inc. Personal Transportation	Tranche B Loan — 2.3% Cash, Due 2/14	2,445,033	2,435,726	2,447,588
Univar Inc. Chemicals, Plastics and Rubber	Term B Loan — 5.0% Cash, Due 6/17	3,190,103	3,197,161	3,185,573
Universal Health Services, Inc. Healthcare, Education and Childcare	Tranche B Term Loan 2011 — 3.8% Cash, Due 11/16	466,188	480,581	469,880
Univision Communications Inc. Broadcasting and Entertainment	Extended First-Lien Term Loan — 4.5% Cash, Due 3/17	3,331,956	3,248,600	3,283,543
Valleycrest Companies LLC (VCC Holdco II Inc.) Diversified/Conglomerate Service	Tranche A Extended Term Loan — 8.0% Cash, Due 10/16	1,797,220	1,760,625	1,792,727

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Vantiv, LLC (fka Fifth Third Processing Solutions, LLC) Electronics	Tranche B Term Loan — 3.8% Cash, Due 3/19	$992,500	$987,500	$994,361
Vertafore, Inc. Electronics	Term Loan (First Lien) — 5.3% Cash, Due 7/16	980,009	980,009	990,221
Walter Energy, Inc. (f/k/a Walter Industries, Inc.) Mining, Steel, Iron and Non-Precious Metals	B Term Loan — 5.8% Cash, Due 4/18	2,499,441	2,480,121	2,519,749
Warner Chilcott Company, LLC Healthcare, Education and Childcare	Term B-2 Loan — 4.3% Cash, Due 3/18	191,353	191,353	193,367
Warner Chilcott Corporation Healthcare, Education and Childcare	Term B-1 Loan — 4.3% Cash, Due 3/18	382,706	382,706	386,734
Warner Chilcott Corporation Healthcare, Education and Childcare	Additional Term B-1 Loan — 4.3% Cash, Due 3/18	145,341	145,341	146,870
WC Luxco S.A.R.L. (Warner Chilcott) Healthcare, Education and Childcare	Term B-3 Loan — 4.3% Cash, Due 3/18	263,110	263,110	265,879
Weight Watchers International, Inc. Beverage, Food and Tobacco	Term F Loan — 4.0% Cash, Due 3/19	992,500	982,500	1,001,517
Wendy's International, Inc Personal, Food and Miscellaneous Services	Term Loan — 4.8% Cash, Due 5/19	1,995,000	1,975,000	2,019,938
WESCO Distribution, Inc. Machinery (Non-Agriculture, Non-Construction, Non-Electronic)	Tranche B-1 Loan — 4.5% Cash, Due 12/19	1,000,000	990,000	1,007,085
West Corporation Diversified/Conglomerate Service	Term B-4 Loan — 5.5% Cash, Due 7/16	1,529,677	1,537,167	1,554,855
West Corporation Diversified/Conglomerate Service	Term B-5 Loan — 5.5% Cash, Due 7/16	537,653	541,605	546,503
WireCo WorldGroup Inc. Machinery (Non-Agriculture, Non-Construction, Non-Electronic)	Term Loan — 6.0% Cash, Due 2/17	1,995,000	1,975,000	2,039,888
WMG Acquisitions Corp. Leisure, Amusement, Motion Pictures, Entertainment	Initial Term Loan — 5.3% Cash, Due 11/18	500,000	495,000	507,033
Wolverine World Wide, Inc. Textiles and Leather	Tranche B Term Loan — 4.0% Cash, Due 7/19	694,687	687,187	701,200
Yankee Candle Company, Inc., The Retail Stores	Initial Term Loan — 5.3% Cash, Due 4/19	3,610,345	3,570,345	3,653,795
Total Investment in Debt Securities		$292,826,736	$287,730,117	$291,720,614

See accompanying notes to the financial statements.

Equity Securities Portfolio

Portfolio Company/ Principal Business	Equity Investment	Shares	Cost	Fair Value
MMH Media Holdings Inc. (fka MMH Partners, L.P.)(2) Healthcare, Education and Childcare	Common Stock	5,120	$—	$—
International Architectural Products, Inc.(2) Mining, Steel, Iron and Non-Precious Metals	Common Stock	823	—	329
Metro-Goldwyn-Mayer Inc.(2) Leisure, Amusement, Motion Pictures, Entertainment	Class A Common Stock	53,069	—	2,023,256
Caribe Media Inc. (fka Caribe Information Investments Incorporated)(2) Printing and Publishing	Common Stock	877	—	337,551
Total Investment in Equity Securities			$—	$2,361,136

CLO Securities Portfolio

Portfolio Company	CLO Investment	Principal	Cost	Fair Value
APID 2007-5A(1) CLO Equity	Floating – 04/2021 – D – 03761XAG5	$1,000,000	$655,266	$805,881
HLCNL 2007-2A(1) CLO Equity	Floating – 04/2021 – D – 40537AAA3	3,000,000	1,973,011	2,443,465
MACCL 2007-1A(1) CLO Equity	Floating – 07/2023 – B1L – 55265AAL5	2,000,000	1,374,001	1,590,684
MDPK 2007-4A(1) CLO Equity	Floating – 03/2021 – D – 55817UAF7	2,000,000	1,329,842	1,666,354
NAVIG 2007-2A(1) CLO Equity	Floating – 04/2021 – D – 63937HAD0	3,000,000	2,062,998	2,464,196
TRAL 2007-1A(1) CLO Equity	Floating – 04/2022 – C – 89288BAG6	3,000,000	2,023,956	2,396,299
TRAL 2007-1A(1) CLO Equity	Floating – 04/2022 – D – 89288AAA1	1,000,000	666,854	830,523
ROSED I-A(1) CLO Equity	Floating – 07/2021 – B – 77732WAE2	2,000,000	1,553,529	1,807,738
GALXY 2006-6X(1) CLO Equity	Floating – 06/2018 – B – USG25803AC46	1,500,000	1,241,003	1,398,266
GOLDK 2007-2A(1) CLO Equity	Floating – 04/2019 – B – 381096AB2	1,000,000	812,174	917,623
Total Investment in CLO Equity Securities		19,500,000	13,692,634	16,321,029
Total Investments		$312,326,736	$301,422,751	$310,402,779

(1)	Investment in a Collateralized Loan Obligation Fund
(2)	Equity investment in common stock
(3)	Loan on non-accrual status
(4)	Buildings and real estate relate to real estate ownership, builders, managers and developers and excludes mortgage debt investments and mortgage lenders or originators.

See accompanying notes to the financial statements.

KATONAH 2007-I CLO LTD.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Katonah 2007-I CLO LTD. (the “Fund”) is an exempted company incorporated in November 15, 2006 with limited liability under the laws of the Cayman Islands for the sole purpose of investing in broadly syndicated loans, high-yield bonds and other credit instruments. The Fund is what is commonly known as a collateralized loan obligation fund (“CLO Fund”).

A CLO Fund generally refers to a special purpose vehicle that owns a portfolio of investments and issues various tranches of debt and subordinated note securities to finance the purchase of those investments. Investments purchased by a CLO Fund are governed by extensive investment guidelines, including limits on exposure to any single industry or issuer and limits on the ratings of the CLO Fund’s assets. A CLO Fund has a defined investment period during which it is allowed to make investments or reinvest capital as it becomes available.

A CLO Fund typically issues multiple tranches of debt and subordinated note securities with varying ratings and levels of subordination to finance the purchase of their underlying investments. Interest and principal payments (net of designated CLO Fund expenses) from the CLO Fund are paid to each issued security in accordance with an agreed upon priority of payments, commonly referred to as the “waterfall.” The most senior notes, generally rated AAA/Aaa, commonly represent the majority of the total liabilities of the CLO Fund. AAA/Aaa notes are issued at a specified spread over LIBOR and normally have the first claim on the earnings on the CLO Fund’s investments after payment of certain fees and expenses. Lower subordinated “mezzanine” tranches of rated notes generally have ratings ranging from AA/Aa to BB/Ba and are usually issued at a specified spread over LIBOR with higher spreads paid on the tranches with lower ratings. Each tranche is typically only entitled to a share of the earnings on the CLO Fund’s investments if the required interest and principal payments have been made on the more senior tranches in the waterfall. The most junior tranche can take the form of either subordinated notes or preferred shares. The subordinated notes or preferred shares generally do not have a stated coupon but are entitled to residual cash flows from the CLO Fund’s investments after all of the other tranches of notes and certain other fees and expenses are paid.

On January 23, 2008, the Fund sold $323.9 million of notes or debt securities, consisting of the Class A-1L Floating Rate Notes, the Class A-2L Floating Rate Notes, the Class A-3L Floating Rate Notes, the Class B-1L Floating Rate Notes, the Class B-2L Floating Rate Notes (the “Class B-2L Notes”) and the preferred shares. The notes were issued pursuant to an indenture, dated January 23, 2008 (the “Indenture”), with U.S. Bank National Association servicing as the trustee thereunder. KCAP Financial, Inc. (“KCAP Financial”) owns all of the preferred shares and Class B-2L Notes of Katonah 2007-I CLO LTD. The Fund’s defined investment period ends on April 22, 2014. Following the defined investment period, proceeds from principal payments in the investment portfolio of the Fund will be used to pay down its outstanding notes, starting with Class A notes.

Pursuant to a collateral management agreement (the “Collateral Management Agreement”), Katonah Debt Advisors, L.L.C. (the “Manager”), which is a wholly-owned portfolio company of KCAP Financial, provides investment management services to the Fund, and makes day-to-day investment decisions concerning the assets of the Fund. The Manager also performs certain administrative services on behalf of the Fund under the Collateral Management Agreement. The Manager is a registered investment adviser under the Investment Advisers Act of 1940.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Combination

The financial statements of the Fund have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In the opinion of the Manager’s management, the financial statements of the Fund reflect all adjustments, consisting of normal recurring accruals, which are necessary for the fair presentation of the financial condition and results of operations for the periods presented. Furthermore, the preparation of the financial statements requires management to make significant estimates and assumptions

KATONAH 2007-I CLO LTD.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

including the fair value of investments that do not have a readily available market value. Actual results could differ from those estimates, and the differences could be material.

All of the investments held and notes issued by the Fund are presented at fair value in the Fund’s Statement of Net Assets.

Investments of the Fund at Fair Value.  Investment transactions are recorded on the applicable trade date. Realized gains or losses are determined using the specific identification method. Investments held by the Fund are stated at fair value. ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), requires among other things, disclosures about assets and liabilities that are measured and reported at fair value.

Hierarchy of Fair Value Inputs.  The provisions of ASC 820-10 establish a hierarchy that prioritizes inputs to valuation techniques used to measure fair value and require companies to disclose the fair value of their financial instruments according to the fair value hierarchy (i.e., Level 1, 2 and 3 inputs, as defined). The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Additionally, companies are required to provide additional disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 Inputs:

Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.

•	Level 1 assets may include listed mutual funds (including those accounted for under the equity method of accounting as these mutual funds are investment companies, that have publicly available net asset values which in accordance with GAAP are calculated under fair value measures and are equal to the earnings of such funds), ETFs, equities and certain derivatives.

Level 2 Inputs:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; quotes from pricing services or brokers, for which the Manager can determine that orderly transactions took place at the quoted price or that the inputs used to arrive at the price were observable; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

•	Level 2 assets in this category may include debt securities, bank loans, short-term floating rate notes and asset-backed securities, restricted public securities valued at a discount, as well as over the counter derivatives, including interest and inflation rate swaps and foreign currency exchange contracts that have inputs to the valuations that generally can be corroborated by observable market data.

KATONAH 2007-I CLO LTD.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Level 3 Inputs:

Unobservable inputs for the valuation of the asset or liability, which may include non-binding broker quotes. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

•	Level 3 assets in this category may include general and limited partnership interests in private equity funds, funds of private equity funds, real estate funds, hedge funds, and funds of hedge funds, direct private equity investments held within consolidated funds, bank loans, bonds issued by CLO Funds and certain held for sale real estate disposal assets.

•	Level 3 liabilities included in this category include borrowings of consolidated collateralized loan obligations valued based upon non-binding broker quotes or discounted cash flow model based on a discount margin calculation.

Significance of Inputs:

The Manager’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

Valuation of Portfolio Investments.  Debt and equity securities for which market quotations are readily available are generally valued at such market quotations. Debt and equity securities that are not publicly traded or whose market price is not readily available are valued based on detailed analyses prepared by management, and, in certain circumstances, may utilize third parties with valuation expertise. The Manager follows the provisions of ASC 820-10 with respect to preparing the Fund’s financial statements. This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. ASC 820-10 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent to the adoption of ASC 820-10, the FASB has issued various staff positions clarifying the initial standard as noted below.

In January 2010, the FASB issued guidance that clarifies and requires new disclosures about fair value measurements. The clarifications and requirement to disclose the amounts and reasons for significant transfers between Level 1 and Level 2, as well as significant transfers in and out of Level 3 of the fair value hierarchy, were adopted by the Fund in 2010.

Fair Value Measurements and Disclosures requires the disclosure of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.

The Manager’s valuation methodology and procedures for investments held by the Fund are generally as follows:

1.	For any asset which is also held by KCAP Financial on the applicable date, the KCAP Financial fair value mark as of such applicable date is used.
2.	Each portfolio company or investment is cross-referenced to an independent pricing service to determine if a current market quote is available. The nature and quality of such quote is reviewed to determine reliability and relevance of the quote. Factors considered in this determination include whether the quote is from a transaction or is a broker quote, the date and aging of such quote, whether the transaction is arms-length, whether it is of a liquidation or distressed nature and certain other factors judged to be relevant by the Manager’s management within the framework of ASC 820-10.

KATONAH 2007-I CLO LTD.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

3.	If an investment does not have a market quotation on either a broad market exchange or from an independent pricing service, the investment is initially valued by the Manager’s investment professionals responsible for the portfolio investment in conjunction with the portfolio management team. Generally, such fair values are determined by reference to public market or private transactions or valuations for comparable companies or assets in the relevant asset class and or industry when such amounts are available. Generally these valuations are derived by multiplying a key performance metric of the investee company or asset (e.g., EBITDA) by the relevant valuation multiple observed for comparable companies or transactions, adjusted by management for differences between the investment and the referenced comparable. If the fair value of such investments cannot be valued by reference to observable valuation measures for comparable companies, then the primary analytical method used to estimate the fair value is a discounted cash flow method and/or cap rate analysis. A sensitivity analysis is applied to the estimated future cash flows using various factors depending on the investment, including assumed growth rates (in cash flows), capitalization rates (for determining terminal values) and appropriate discount rates to determine a range of reasonable values or to compute projected return on investment.
4.	Preliminary valuation conclusions are discussed and documented by the Manager’s management.
5.	Illiquid loans, junior and mezzanine securities and investments in other CLO bonds are fair valued using models developed by the Manager’s management with applicable market assumptions.
6.	The Manager’s management discusses the valuations and determines in good faith that the fair values of each investment in the portfolio is reasonable based upon any applicable independent pricing service, input of management, and estimates from independent valuation firms (if any).

Debt Securities.  Most of the Fund’s investment portfolio is composed of broadly syndicated debt securities for which an independent pricing service quote is available. To the extent that the investments are exchange traded and are priced or have sufficient price indications from normal course trading at or around the valuation date (financial reporting date), such pricing will determine fair value. Pricing service marks from third party pricing services may be used as an indication of fair value, depending on the volume and reliability of the marks, sufficient and reasonable correlation of bid and ask quotes, and, most importantly, the level of actual trading activity.

CLO Fund Securities.  The Fund may selectively invest in securities issued by CLO Funds managed by other asset management companies. For bond rated tranches of CLO Funds (those above the junior class) without transactions to support a fair value for the specific CLO Fund and tranche, fair value is based on discounting estimated bond payments at current market yields, which may reflect the adjusted yield on the leveraged loan index for similarly rated tranches, as well as prices for similar tranches for other CLO Funds and also other factors such as the default and recovery rates of underlying assets in the CLO Fund, as may be applicable. Such model assumptions may vary and incorporate adjustments for risk premiums and CLO Fund specific attributes. Such adjustments require judgment and may be material to the calculation of fair value.

Cash.  Cash is defined as demand deposits. The Fund holds its cash with financial institutions and, at times, cash held in checking accounts may exceed the Federal Deposit Insurance Corporation insured limit.

Debt at Fair Value.  The Fund has issued rated and unrated bonds to finance its operations. Debt is presented at fair value.

Interest Income.  Interest income is recorded on the accrual basis on interest-bearing assets. The Fund generally places a loan or security on non-accrual status and ceases recognizing cash interest income on such loan or security when a loan or security becomes 90 days or more past due or if Manager otherwise does not expect the debtor to be able to service its debt obligations.

KATONAH 2007-I CLO LTD.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Management Fees.  The Fund is externally managed by the Manager pursuant to the Collateral Management Agreement. As compensation for the performance of its obligations under the Collateral Management Agreement, the Manager is entitled to receive from the Fund a senior collateral management fee (the “Senior Collateral Management Fee”), a subordinated collateral management fee (the “Subordinated Collateral Management Fee”) and an incentive collateral management fee (the “Incentive Collateral Management Fee”).The Senior Collateral Management Fee is payable in arrears quarterly (subject to availability of funds and to the satisfaction of payment obligations on the debt obligations of the Fund (the “Priority of Payments”)) in an amount equal to 0.10% per annum of the aggregate principal amount of the Fund’s investments. The Subordinated Collateral Management Fee is payable in arrears quarterly (subject to availability of funds and to the Priority of Payments) in an amount equal to 0.15% per annum of the aggregate principal amount of the Fund’s investments. The Incentive Collateral Management Fee equals 20% of the amount of interest and principal payments remaining available for distribution to the holders of the Fund’s preferred shares under the Priority of Payments at which the Incentive Collateral Management Fee may be paid. For the years ended December 31, 2013 and 2012, there were no Incentive Fees incurred by the Fund.

Interest Expenses.  The Fund has issued rated and unrated bonds to finance its operations. Interest on debt is calculated by the third party trustee of the Fund. Interest is accrued and generally paid quarterly.

Trustee Fees.  The Fund has a third party trustee that is the custodian for all investments of the Fund and receives and disburses all cash in accordance to the trustee and custodial agreements. Trustee fees are accrued and paid quarterly by the Fund.

Income Taxes.  The Fund is not subject to net income taxation in the United States or the Cayman Islands. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

3. INVESTMENTS

The investments held by the Fund are primarily invested in senior secured bank loans (typically syndicated by banks), bonds, and equity securities. Bank loan investments, which comprise the majority of the Fund’s portfolio, are senior secured corporate loans from a variety of industries, including but not limited to the aerospace and defense, broadcasting, technology, utilities, household products, healthcare, oil and gas, and finance industries. The investments mature at various dates between 2013 and 2023, pay interest at Libor or Prime plus a spread of up to 8.5%, and typically range in credit rating categories from BBB down to unrated. Non-accrual loans represented less than 1% of investments at fair value as of December 31, 2013 and December 31, 2012. The aggregate unpaid principal value of loans past due as of December 31, 2013 and December 31, 2012 was approximately $1.7 million and $486,000, respectively and the difference between fair value and the unpaid principal balance was approximately $259,000 and $300,000, respectively. The Fund’s investments are valued based on price quotations provided by an independent third-party pricing source which are indicative of traded prices and/or dealer price quotations. In the event that a third-party pricing source is unable to price an investment, other relevant factors, data and information are considered, including: i) information relating to the market for the investment, including price quotations for and trading in the investment and interest in similar investments and the market environment and investor attitudes towards the investment and interests in similar investments; ii) the characteristics of and fundamental analytical data relating to the investment, including the cost, size, current interest rate, period until next interest rate reset, maturity and base lending rate, the terms and conditions of the loan and any related agreements, and the position of the loan in the issuer’s debt structure; iii) the nature, adequacy and value of the senior secured corporate loan’s collateral, including the CLO’s rights, remedies and interests with respect to the collateral; iv) the creditworthiness of the borrower, based on an evaluation of its financial condition, financial statements and information about the business, cash flows, capital structure and future prospects; v) the reputation and financial condition of the agent and any intermediate participants in the senior secured corporate loan; and vi) general economic and market conditions affecting the fair value of the senior secured corporate loan.

KATONAH 2007-I CLO LTD.

NOTES TO FINANCIAL STATEMENTS

3. INVESTMENTS  – (continued)

The debt issued by the Fund has a stated maturity date of April 23, 2022. The Fund’s debt was issued in various tranches with different risk profiles and ratings. The interest rates are variable rates based on Libor plus a pre-defined spread, which varies from 0.85% for the more senior tranches to 5% for the more subordinated tranches. The debt issued by the Fund is recorded at fair value using an income approach, driven by cash flows expected to be received from the portfolio collateral assets. Fair value is determined using current information, notably market yields and projected cash flows of collateral assets based on forecasted default and recovery rates that a market participant would use in determining the current fair value of the liabilities, taking into account the overall credit quality of the issuers and the Manager’s past experience in managing similar securities. Market yields, default rates and recovery rates used in the Manager’s estimate of fair value vary based on the nature of the investments in the underlying collateral pools. In periods of rising market yields, default rates and lower debt recovery rates, the fair value, and therefore the carrying value, of the liabilities may be adversely affected. Once the undiscounted cash flows of the collateral assets have been determined, the Manager applies appropriate discount rates that a market participant would use to determine the discounted cash flow valuation of the notes.

The carrying value of investments held and debt issued by the Fund is also their fair value. The following tables present the fair value hierarchy levels of investments held and debt issued by the Fund, which are measured at fair value as of December 31, 2013 and December 31, 2012:

	December 31, 2013
($ in millions)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments	$310,427,788	—	—	$310,427,788
Liabilities:
CLO Fund Liabilities	$314,549,615	—	—	$314,549,615

The following tables show a reconciliation of the beginning and ending fair value measurements for Level 3 assets using significant unobservable inputs:

For the year ended December 31, 2013
Beginning balance	$310,402,779
Transfers to Level 3	—
Transfers from Level 3	—
Purchase of investments	116,281,142
Proceeds from sale and redemption of investments	(117,165,606)
Net Realized and Unrealized gains/(losses)	909,473
Ending balance	$310,427,788
Changes in unrealized appreciation (depreciation) included in earnings related to investments still held at reporting date	(2,866,419)

KATONAH 2007-I CLO LTD.

NOTES TO FINANCIAL STATEMENTS

3. INVESTMENTS  – (continued)

For the year ended December 31, 2012
Beginning balance	$295,366,900
Transfers to Level 3	—
Transfers from Level 3	—
Purchase of investments	99,934,361
Proceeds from sale and redemption of investments	(101,592,892)
Net Realized and Unrealized gains/(losses)	16,364,401
Ending balance	$310,402,779
Changes in unrealized appreciation (depreciation) included in earnings related to investments still held at reporting date	12,041,723

As of December 31, 2013, the Manager’s Level 3 portfolio investments had the following valuation techniques and significant inputs:

Type	Fair Value	Valuation Technique	Unobservable inputs	Range of Inputs
Debt Securities	8,687,674	Income Approach	Implied Effective Discount Rate	2.42% – 3.55%
	283,656,172	Market Quote	Option	0.39%
			Third-Party Bid-Ask Mid	43.7% – 110.5%
CLO Fund Securities	18,123,734	Market Quote	Third-Party Bid	87.35% – 96.88%
		Discounted Cash Flow	Discount Rate	1.76% – 5.58%

The following tables show a reconciliation of the beginning and ending fair value measurements for Level 3 liabilities using significant unobservable inputs:

For the year ended December 31, 2013
Beginning balance	$310,470,318
Prepayments, amortization, net	—
Unrealized appreciation/(depreciation)	4,079,297
Ending balance	$314,549,615
Changes in unrealized appreciation (depreciation) included in earnings related to liabilities still held at reporting date	$4,079,297

For the year ended December 31, 2012
Beginning balance	$281,012,951
Prepayments, amortization, net	—
Unrealized appreciation/(depreciation)	29,457,367
Ending balance	$310,470,318
Changes in unrealized appreciation (depreciation) included in earnings related to liabilities still held at reporting date	$29,457,367

KATONAH 2007-I CLO LTD.

NOTES TO FINANCIAL STATEMENTS

3. INVESTMENTS  – (continued)

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfers occur. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below.

•	Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.
•	Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Fund’s debt is presented at fair value with the difference between principal and fair value recorded as unrealized gain/loss. The par amount of the Fund’s debt is approximately $324 million as of both December 31, 2013 and December 31, 2012.

The Manager has determined that, although the junior tranches have certain characteristics of equity, they should be accounted for and disclosed as debt on the Fund’s Statement of net Assets, as the subordinated and income notes have a stated maturity indicating a date for which they are mandatorily redeemable. The preference shares are also classified as debt, as they are mandatorily redeemable upon liquidation or termination of the Fund.

4. INCOME TAXES

Under the current laws, the Fund is not subject to net income taxation in the United States or the Cayman Islands. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Pursuant to ASC Topic 740, Accounting for Uncertainty in Income Taxes, the Fund adopted the provisions of Financial Accounting Standards Board (“FASB”) relating to accounting for uncertainty in income taxes which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements and applies to all open tax years as of the effective date. As of December 31, 2013 and December 31,2012, there was no impact to the financial statements as a result of the Fund’s accounting for uncertainty in income taxes. The Fund does not have any unrecognized tax benefits or liabilities for the years ended December 31, 2013 or December 31, 2012. Also, the Fund recognizes interest and, if applicable, penalties for any uncertain tax positions, as a component of income tax expense. No interest or penalty expense was recorded by the Fund for the years ended December 31, 2013 and December 31, 2012.

KATONAH 2007-I CLO LTD.

NOTES TO FINANCIAL STATEMENTS

5. DEBT

On January 23, 2008, the Fund issued $323.9 million of notes or debt securities, consisting of the Class A-1L Floating Rate Notes, the Class A-2L Floating Rate Notes, the Class A-3L Floating Rate Notes, the Class B-1L Floating Rate Notes, the Class B-2L Floating Rate Notes and the preferred shares. The notes were issued pursuant to the Indenture.

The table below sets forth certain information for each outstanding class of debt securities issued pursuant to the Indenture.

Title of Debt Security	Principal Amount	Amount Outstanding	Interest Rate	Maturity	Fair Value
Class A-1L Floating Rate Notes	$227,000,000	$227,000,000	LIBOR + 0.85%	April 23, 2022	$222,899,115
Class A-2L Floating Rate Notes	$26,000,000	$26,000,000	LIBOR + 1.50%	April 23, 2022	$25,636,801
Class A-3L Floating Rate Notes	$18,000,000	$18,000,000	LIBOR + 2.00%	April 23, 2022	$17,648,012
Class B-1L Floating Rate Notes	$11,000,000	$11,000,000	LIBOR + 3.00%	April 23, 2022	$10,867,306
Class B-2L Floating Rate Notes	$10,500,000	$10,500,000	LIBOR + 5.00%	April 23, 2022	$9,740,000
Preferred Shares	$31,411,736	$31,411,736	N/A	April 23, 2022	$27,758,973

6. COMMITMENTS AND CONTINGENCIES

The Fund had commitments of approximately $2.8 million to fund investments investment as of December 31, 2013. Of this amount approximately $2.5 million was unfunded. The Fund had no commitments to fund investments as of December 31, 2012.

7. CAPITALIZATION

The authorized share capital of the Fund is $32,250, consisting of 250 ordinary shares of $1.00 par value, each of which are issued and fully paid, and 32,000,000 preferred shares, 31,411,736 of which are issued and fully paid. The ordinary shares that have been issued are held by Maples Finance Limited, a licensed trust company incorporated in the Cayman Islands, as the trustee pursuant to the terms of a charitable trust. The preferred shares that have been issued by the Fund are owned by KCAP Financial. The preferred shares are classified as debt in the Fund’s financial statements, as they are mandatorily redeemable upon liquidation or termination of the Fund.

8. SUBSEQUENT EVENTS

The Manager has evaluated events or transactions that have occurred since December 31, 2013 through March 12, 2014 the date the financial statements were available for issuance. The Manager has determined that there are no material events that would require the disclosure in the financial statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of
KCAP Financial, Inc.

We have audited the accompanying financial statements of Katonah X CLO Ltd., which comprise the statement of net assets as of December 31, 2013, and the related statements of operations, changes in net assets, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Katonah X CLO Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

New York, New York
March 12, 2014

KATONAH X CLO LTD.

STATEMENT OF NET ASSETS

As of December 31, 2013
ASSETS
Investments at fair value:
Debt securities	$392,391,636
Equity securities	1,528,067
CLO equity securities	14,779,111
Total investments at fair value	408,698,814
Restricted cash of CLO Funds	26,050,568
Accrued interest receivable	1,050,529
Total assets	$435,799,911
LIABILITIES
CLO Fund liabilities at fair value	$416,405,403
Accrued interest payable	982,197
Accounts payable and accrued expenses	413,101
Total liabilities	417,800,701
NET ASSETS
Total Net Assets	$17,999,210

See accompanying notes to the financial statements.

KATONAH X CLO LTD.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013
Income
Interest income from investments	$18,286,805
Interest income from cash and time deposits	1,068
Other income	1,091,657
Total income	19,379,530
Expenses
Interest expense	14,887,931
Management fees	3,596,358
Trustee fees	134,118
Professional fees	164,926
Administrative and other	74,512
Total expenses	18,857,845
Net realized and unrealized losses	(7,769,927)
Decrease in net assets resulting from operations	$(7,248,242)

See accompanying notes to the financial statements.

KATONAH X CLO LTD.

STATEMENT OF CHANGES IN NET ASSETS

Net Assets
Balance at January 1, 2012	$25,247,451
Decrease in net assets resulting from operations	(7,248,242)
Balance at December 31, 2013	$17,999,209

See accompanying notes to the financial statements.

KATONAH X CLO LTD.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2013
OPERATING ACTIVITIES:
Decrease in net assets resulting from operations	$(7,248,242)
Adjustments to reconcile net income to net cash provided by operating activities:
Net change in realized and unrealized loss on investments	834,721
Change in unrealized loss on debt	6,935,207
Changes in operating assets and liabilities:
Decrease in accrued interest receivable	211,704
Increase in accounts payable and accrued expenses	109,555
Decrease in receivable for open trades	942,875
Decrease in payable for open trades	(12,790,245)
Decrease in accrued interest payable	(579,274)
Purchase of investments	(99,242,299)
Sale of investments	1,848,904
Proceeds from sale and redemption of investments	162,109,010
Net cash provided by operating activities	53,131,916
Financing Activities:
Repayments of Debt	(53,195,649)
CHANGE IN CASH	(63,733)
CASH, BEGINNING OF YEAR	26,114,301
CASH, END OF YEAR	$26,050,568
Supplemental Information:
Interest Paid	$15,467,205

See accompanying notes to the financial statements.

Katonah X CLO Ltd.

SCHEDULE OF INVESTMENTS
As of December 31, 2013

Debt Securities Portfolio

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Acosta, Inc. Grocery	Term B Loan (2013) — 4.3% Cash, Due 3/18	$1,952,139	$1,952,139	$1,968,245
AdvancePierre Foods, Inc. Beverage, Food and Tobacco	Term Loan (First Lien) — 5.8% Cash, Due 7/17	495,000	491,250	490,050
Advantage Sales & Marketing Inc. Grocery	2013 Term Loan (First Lien) — 4.3% Cash, Due 12/17	970,202	974,538	976,023
AES Corporation, The Utilities	2013 Other Term Loan — 3.8% Cash, Due 6/18	2,281,596	2,281,596	2,299,667
Affinia Group Inc. Automobile	Tranche B-1 Term Loan — 3.5% Cash, Due 4/16	995,000	992,500	1,000,572
Alaska Communications Systems Holdings, Inc. Telecommunications	Term Loan — 6.3% Cash, Due 10/16	3,881,158	3,850,807	3,879,994
Alere Inc. (fka IM US Holdings, LLC) Healthcare, Education and Childcare	B Term Loan — 4.3% Cash, Due 6/17	977,500	972,513	985,955
Allison Transmission, Inc. Automobile	New Term B-2 Loan — 3.2% Cash, Due 8/17	408,912	407,020	411,341
Allison Transmission, Inc. Automobile	Term B-3 Loan — 3.8% Cash, Due 8/19	2,706,263	2,630,403	2,722,338
Alpha Topco Limited Leisure, Amusement, Motion Pictures, Entertainment	New Facility B (USD) — 4.5% Cash, Due 4/19	3,439,099	3,420,343	3,480,179
Altegrity, Inc (f/k/a US Investigations Services, Inc.) Diversified/Conglomerate Service	Term Loan — 4.8% Cash, Due 2/15	1,194,224	1,149,901	1,170,339
Aptalis Pharma Inc. (Aptalis Pharma Canada Inc.) Healthcare, Education and Childcare	Term B Loan Retired 01/31/2014 — 6.0% Cash, Due 10/20	1,461,338	1,446,388	1,489,958
Aramark Corporation Diversified/Conglomerate Service	LC-2 Facility — 1.8% Cash, Due 7/16	178,433	179,046	179,124
Aramark Corporation Diversified/Conglomerate Service	LC-3 Facility — 1.8% Cash, Due 7/16	99,056	98,174	99,305
Aramark Corporation Diversified/Conglomerate Service	U.S. Term B Loan (Extending) — 3.7% Cash, Due 7/16	1,844,832	1,858,236	1,851,981
Aramark Corporation Diversified/Conglomerate Service	U.S. Term C Loan — 3.7% Cash, Due 7/16	2,229,627	2,216,177	2,235,201
Armored AutoGroup Inc. (fka Viking Acquisition Inc.) Personal and Non Durable Consumer Products (Mfg. Only)	New Term Loan — 6.0% Cash, Due 11/16	1,455,000	1,455,000	1,462,282
Armstrong World Industries, Inc.(4) Buildings and Real Estate(4)	Term Loan A — 2.7% Cash, Due 3/18	5,000,000	5,025,000	5,003,125
Aspect Software, Inc. Electronics	Tranche B Term Loan — 7.0% Cash, Due 5/16	475,696	480,071	478,224
Asurion, LLC (fka Asurion Corporation) Insurance	Incremental Tranche B-1 Term Loan — 4.5% Cash, Due 5/19	990,000	995,000	991,584
Aurora Diagnostics, LLC Healthcare, Education and Childcare	Tranche B Term Loan — 6.8% Cash, Due 5/16	911,111	911,538	851,037
Avis Budget Car Rental, LLC Personal Transportation	Tranche B Term Loan — 3.0% Cash, Due 3/19	3,387,243	3,337,243	3,388,513

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Axalta Coating Systems Dutch Holding B B.V. (Axalta Coating Systems U.S. Holdings, Inc.) Chemicals, Plastics and Rubber	Initial Term B Loan Retired 02/03/2014 — 4.8% Cash, Due 2/20	$1,985,000	$2,015,000	$2,002,270
Berry Plastics Corporation Containers, Packaging and Glass	Term C Loan Retired 01/06/2014 — 2.2% Cash, Due 1/14	2,845,333	2,690,439	2,846,912
Biomet, Inc. Healthcare, Education and Childcare	Dollar Term B-2 Loan — 3.7% Cash, Due 7/17	3,835,013	3,830,140	3,864,178
Burger King Corporation Personal, Food and Miscellaneous Services	Tranche B Term Loan (2012) — 3.8% Cash, Due 9/19	4,888,125	4,875,750	4,917,307
Burlington Coat Factory Warehouse Corporation Retail Stores	Term B-2 Loan — 4.3% Cash, Due 2/17	2,592,000	2,562,375	2,619,540
BWay Holding Company Containers, Packaging and Glass	Initial Term Loan — 4.5% Cash, Due 8/17	1,980,000	1,970,000	1,994,543
Calpine Corporation Utilities	Term Loan (3/11) — 4.0% Cash, Due 4/18	2,917,500	2,917,500	2,942,751
Calpine Corporation Utilities	Term Loan (6/11) — 4.0% Cash, Due 4/18	2,925,000	2,902,613	2,950,316
Capital Automotive L.P. Finance	Tranche B-1 Term Loan Facility — 4.0% Cash, Due 4/19	2,640,878	2,603,028	2,660,685
Capsugel Holdings US, Inc. Healthcare, Education and Childcare	Initial Term Loan — 3.5% Cash, Due 8/18	1,592,058	1,582,083	1,595,051
Catalina Marketing Corporation Printing and Publishing	Initial Term Loan — 5.3% Cash, Due 10/20	3,396,687	3,294,490	3,448,708
CBRE Services, Inc. (fka CB Richard Ellis Services, Inc.).(4) Buildings and Real Estate(4)	Tranche B Term Loan — 2.9% Cash, Due 3/21	2,382,000	2,352,150	2,395,399
Celanese US Holdings LLC Chemicals, Plastics and Rubber	Dollar Term C-2 Commitment — 2.2% Cash, Due 10/16	1,717,927	1,736,157	1,740,363
Cequel Communications, LLC Broadcasting and Entertainment	Term Loan — 3.5% Cash, Due 2/19	2,947,500	2,917,500	2,957,020
Charter Communications Operating, LLC Broadcasting and Entertainment	Term F Loan — 3.0% Cash, Due 12/20	2,502,756	2,515,066	2,488,290
Chrysler Group LLC Automobile	Term Loan B — 3.5% Cash, Due 5/17	3,414,944	3,170,994	3,444,107
CHS/Community Health Systems, Inc. Healthcare, Education and Childcare	2017 Term E Loan — 3.7% Cash, Due 1/17	3,028,681	2,988,440	3,056,832
CoActive Technologies LLC (fka CoActive Technologies, Inc.) Machinery (Non-Agriculture, Non-Construction, Non-Electronic)	Term Loan (First Lien) — 3.0% Cash, 2.8% PIK, Due 7/14	1,922,375	1,635,604	1,797,420
Colfax Corporation Diversified/Conglomerate Manufacturing	2013 Replacement Term A-1 Loan — 1.9% Cash, Due 11/18	3,000,000	3,007,500	3,005,625
Commscope, Inc. Electronics	Tranche 3 Term Loan — 2.7% Cash, Due 1/17	349,125	347,140	350,724
Commscope, Inc. Electronics	Tranche 4 Term Loan — 3.3% Cash, Due 1/18	523,688	520,710	526,468
Covanta Energy Corporation Ecological	Term Loan — 3.5% Cash, Due 3/19	1,965,000	1,955,000	1,984,650

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
CPI International Acquisition, Inc. (f/k/a Catalyst Holdings, Inc.) Aerospace and Defense	Term B Loan — 5.0% Cash, Due 2/17	$924,500	$933,163	$931,434
Cricket Communications, Inc. Telecommunications	B Term Loan — 4.8% Cash, Due 10/19	1,980,000	1,980,625	1,989,900
Crown Castle Operating Company(4) Buildings and Real Estate(4)	Non-Extended Incremental Tranche B Term Loan — 3.3% Cash, Due 1/21	2,940,294	2,910,294	2,950,555
David's Bridal, Inc. Retail Stores	Initial Term Loan — 5.0% Cash, Due 10/19	495,000	490,000	497,787
DaVita HealthCare Partners Inc. (fka DaVita Inc.) Healthcare, Education and Childcare	Tranche A Term Loan — 2.9% Cash, Due 10/15	2,400,000	2,415,134	2,409,756
DaVita HealthCare Partners Inc. (fka DaVita Inc.) Healthcare, Education and Childcare	Tranche B Term Loan — 4.5% Cash, Due 10/16	1,940,000	1,961,196	1,956,248
Dealer Computer Services, Inc. (Reynolds & Reynolds) Electronics	Tranche B Term Loan — 2.2% Cash, Due 4/16	461,419	456,587	463,288
Del Monte Foods Company Beverage, Food and Tobacco	Initial Term Loan — 4.0% Cash, Due 3/18	5,578,776	5,563,851	5,606,642
Delphi Corporation Automobile	Trache A Term Loan — 1.4% Cash, Due 3/18	4,906,250	4,931,250	4,904,410
DineEquity, Inc. Personal, Food and Miscellaneous Services	Term B-2 Loan — 3.8% Cash, Due 10/17	291,528	291,528	293,093
Drumm Investors LLC (aka Golden Living) Healthcare, Education and Childcare	Term Loan — 5.0% Cash, Due 5/18	5,281,013	5,226,294	5,193,876
Ducommun Incorporated Aerospace and Defense	Term B-1 Loan — 4.8% Cash, Due 6/17	698,026	688,076	703,262
Dunkin' Brands, Inc. Personal, Food and Miscellaneous Services	Term B-3 Loan — 3.8% Cash, Due 2/20	3,796,679	3,659,001	3,814,467
Education Management LLC Healthcare, Education and Childcare	Tranche C-2 Term Loan — 4.3% Cash, Due 6/16	3,646,433	3,576,553	3,510,074
Emdeon Inc. Electronics	Term B-2 Loan — 3.8% Cash, Due 11/18	1,472,634	1,457,634	1,477,700
Endo Health Solutions Inc. (fka Endo Pharmaceuticals Holdings Inc.) Healthcare, Education and Childcare	2018 Term A Loan — 1.9% Cash, Due 3/18	3,850,000	3,855,000	3,847,113
Endo Health Solutions Inc. (fka Endo Pharmaceuticals Holdings Inc.) Healthcare, Education and Childcare	Term Loan B 2011 — 4.0% Cash, Due 6/18	86,500	86,500	86,778
Epicor Software Corporation (fka Eagle Parent Inc.) Electronics	Term B-1 Loan Retired 01/17/2014 — 4.5% Cash, Due 5/18	4,815,586	4,763,318	4,846,286
EquiPower Resources Holdings, LLC Utilities	Term B Advance (First Lien) — 4.3% Cash, Due 12/18	1,463,010	1,440,510	1,471,240
Essential Power, LLC Utilities	Term Loan — 4.3% Cash, Due 8/19	952,196	937,196	923,630
Federal-Mogul Corporation Automobile	Tranche B Term Loan — 2.1% Cash, Due 12/14	1,867,469	1,804,472	1,848,505

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Federal-Mogul Corporation Automobile	Tranche C Term Loan — 2.1% Cash, Due 12/15	$327,819	$320,705	$324,490
Fidelity National Information Services, Inc. Electronics	Term A-4 Loan — 1.7% Cash, Due 3/17	8,981,052	8,971,899	9,003,504
Generac Power Systems, Inc. Machinery (Non-Agriculture, Non-Construction, Non-Electronic)	Term Loan B — 3.5% Cash, Due 5/20	1,741,192	1,723,692	1,746,633
General Nutrition Centers, Inc. Retail Stores	Amended Tranche B Term Loan — 3.3% Cash, Due 3/19	748,295	746,420	746,735
Gentiva Health Services, Inc. Healthcare, Education and Childcare	Initial Term B Loan — 6.5% Cash, Due 10/19	1,696,118	1,696,118	1,681,286
Getty Images, Inc. Printing and Publishing	Initial Term Loan — 4.8% Cash, Due 10/19	2,970,000	2,940,000	2,778,287
Graceway Pharmaceuticals, LLC(3) Healthcare, Education and Childcare	Term B Loan (First Lien) Sold Out 09/28/2012 — 7.0% Cash, Due 5/12	19,554	20,500	21,608
Grifols Inc. Healthcare, Education and Childcare	New U.S. Tranche B Term Loan — 4.3% Cash, Due 6/17	969,247	959,297	976,865
Gymboree Corporation., The Retail Stores	Term Loan — 5.0% Cash, Due 2/18	937,929	937,929	879,309
Hamilton Lane Advisors, L.L.C. Finance	Loan — 5.3% Cash, Due 2/18	1,725,814	1,705,814	1,738,757
Harlan Laboratories, Inc. (fka Harlan Sprague Dawley, Inc.) Healthcare, Education and Childcare	Term Loan — 5.8% Cash, Due 7/14	3,401,830	3,025,671	3,061,647
Harland Clarke Holdings Corp. (fka Clarke American Corp.) Printing and Publishing	9.500% – 05/2015 – 412690AB5 — 9.5% Cash, Due 5/15	816,000	776,000	820,896
Harland Clarke Holdings Corp. (fka Clarke American Corp.) Printing and Publishing	Floating – 05/2015 – 412690AA7 — 6.0% Cash, Due 5/15	1,000,000	850,000	1,000,000
Harland Clarke Holdings Corp. (fka Clarke American Corp.) Printing and Publishing	Tranche B-2 Term Loan — 5.5% Cash, Due 6/17	1,743,194	1,480,416	1,761,715
HCA Inc. Healthcare, Education and Childcare	Tranche B-4 Term Loan — 3.0% Cash, Due 5/18	1,528,943	1,531,020	1,531,650
HCA Inc. Healthcare, Education and Childcare	Tranche B-5 Term Loan — 2.9% Cash, Due 3/17	2,230,173	2,233,202	2,233,886
HCR ManorCare, Inc. (fka HCR Healthcare, LLC) Healthcare, Education and Childcare	Initial Term Loan — 5.0% Cash, Due 4/18	972,500	962,575	959,736
Health Management Associates, Inc. Healthcare, Education and Childcare	Replacement B Term Loan Retired 01/27/2014 — 3.5% Cash, Due 11/18	1,929,875	1,909,875	1,932,635
Hertz Corporation, The Personal Transportation	Tranche B-2 Term Loan — 3.0% Cash, Due 3/18	2,917,950	2,903,063	2,920,007
Hillman Group, Inc., The Machinery (Non-Agriculture, Non-Construction, Non-Electronic)	Term Loan — 3.8% Cash, Due 5/17	965,555	970,327	971,889
Hubbard Radio, LLC Broadcasting and Entertainment	Tranche 1 Term Loan — 4.5% Cash, Due 4/19	1,708,522	1,726,022	1,720,627

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
Huntsman International LLC Chemicals, Plastics and Rubber	Extended Term B Loan — 2.7% Cash, Due 4/17	$6,722,670	$6,531,685	$6,738,099
Huntsman International LLC Chemicals, Plastics and Rubber	Series 2 Extended Term B Dollar Loan — 3.2% Cash, Due 4/17	1,008,768	993,993	1,011,083
IAP Worldwide Services, Inc.(3) Aerospace and Defense	Term Loan (Second Lien) — 8.3% Cash, 8.5% PIK, Due 6/16	1,830,193	1,828,818	54,906
Ina Beteiligungsgesellschaft Mit Beschrankter Haftung (fka Schaeffler AG) Automobile	Facility C (USD) — 4.3% Cash, Due 1/17	5,500,000	5,596,250	5,556,128
Ineos US Finance LLC Chemicals, Plastics and Rubber	Cash Dollar Term Loan — 4.0% Cash, Due 5/18	2,951,341	2,906,341	2,966,717
Ineos US Finance LLC Chemicals, Plastics and Rubber	Short-Dated Cash Dollar Term Loan — 2.2% Cash, Due 5/15	1,988,945	2,013,945	2,000,541
Infor (US), Inc. (fka Lawson Software Inc.) Electronics	Tranche B-2 Term Loan Retired 01/02/2014 — 5.3% Cash, Due 4/18	2,447,816	2,467,194	2,459,798
Information Resources, Inc. (fka Symphonyiri Group, Inc.) Electronics	Term Loan — 4.8% Cash, Due 9/20	977,555	972,580	984,481
J. Crew Group, Inc. Retail Stores	Term B-1 Loan — 4.0% Cash, Due 3/18	4,875,000	4,875,000	4,911,538
Jarden Corporation Personal and Non Durable Consumer Products (Mfg. Only)	New Tranche B Term Loan — 2.7% Cash, Due 3/18	3,021,204	3,035,350	3,025,222
JBS USA, LLC Beverage, Food and Tobacco	Initial Term Loan — 3.8% Cash, Due 5/18	1,950,300	1,940,350	1,951,470
JMC Steel Group, Inc. Mining, Steel, Iron and Non-Precious Metals	Term Loan — 4.8% Cash, Due 4/17	1,945,060	1,935,135	1,954,367
KAR Auction Services, Inc. Automobile	Term Loan — 3.8% Cash, Due 5/17	4,717,489	4,760,787	4,747,704
Key Safety Systems, Inc. Automobile	Initial Term Loan — 4.8% Cash, Due 5/18	1,384,813	1,344,819	1,387,028
Kronos Incorporated Diversified/Conglomerate Service	Incremental Term Loan (First Lien) — 4.5% Cash, Due 10/19	2,969,029	2,972,779	3,000,589
Lamar Media Corp. Broadcasting and Entertainment	Term B Loan Retired 01/10/2014 — 4.0% Cash, Due 12/16	38,446	43,630	38,494
Live Nation Entertainment, Inc. Leisure, Amusement, Motion Pictures, Entertainment	Term B-1 Loan — 3.5% Cash, Due 8/20	965,107	966,738	970,338
Longview Power, LLC(3) Utilities	2017 Term Loan — 7.2% Cash, Due 10/17	3,266,083	2,866,341	1,673,867
Longview Power, LLC(3) Utilities	Synthetic L/C Term Loan — 7.2% Cash, Due 2/14	533,273	471,775	309,299
LPL Holdings, Inc. Finance	2013 Incremental Tranche B Term Loan — 3.3% Cash, Due 3/19	1,965,150	1,955,150	1,966,791
Mackinaw Power Holdings, LLC Utilities	Loan — 1.7% Cash, Due 6/15	2,050,733	2,003,197	2,030,226
MCC Iowa LLC (Mediacom Broadband Group) Broadcasting and Entertainment	Tranche D-1 Term Loan — 1.9% Cash, Due 1/15	1,822,034	1,787,650	1,815,202
MCC Iowa LLC (Mediacom Broadband Group) Broadcasting and Entertainment	Tranche D-2 Term Loan — 1.9% Cash, Due 1/15	2,419,553	2,428,724	2,410,480
Michael Foods Group, Inc. (f/k/a M-Foods Holdings, Inc.) Beverage, Food and Tobacco	Term B Facility — 4.3% Cash, Due 2/18	337,225	342,942	337,495

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
MultiPlan, Inc. Healthcare, Education and Childcare	Term B-1 Loan — 4.0% Cash, Due 8/17	$2,317,571	$2,352,641	$2,336,401
Munder Capital Management Finance	Incremental Term Loan — 6.0% Cash, Due 3/15	26,425	23,125	26,623
National CineMedia, LLC Leisure, Amusement, Motion Pictures, Entertainment	Term Loan (2013) — 2.9% Cash, Due 11/19	2,000,000	1,985,000	2,000,000
NBTY, INC. Personal and Non Durable Consumer Products (Mfg. Only)	Term B-2 Loan — 3.5% Cash, Due 10/17	3,242,046	3,258,374	3,268,096.00
NEP/NCP Holdco, Inc. Broadcasting and Entertainment	Refinanced New Term Loan (First Lien) — 4.8% Cash, Due 1/20	2,970,000	2,970,000	2,986,706
Newsday, LLC Printing and Publishing	Term Loan — 3.7% Cash, Due 10/16	2,953,846	2,933,846	2,964,923
Novelis, Inc. Mining, Steel, Iron and Non-Precious Metals	Initial Term Loan — 3.8% Cash, Due 3/17	2,928,595	2,962,665	2,943,238
NPC International, Inc. Personal, Food and Miscellaneous Services	Term Loan (2013) — 4.0% Cash, Due 12/18	490,833	480,833	495,742
NRG Energy, Inc. Utilities	7.625% – 01/2018 – 629377BN1 — 4.0% Cash, Due 1/18	1,000,000	1,000,000	1,145,000
NRG Energy, Inc. Utilities	Term Loan (2013) — 2.8% Cash, Due 7/18	3,900,525	3,890,575	3,896,781
Nuveen Investments, Inc. Finance	Tranche B First-Lien Term Loan — 4.2% Cash, Due 5/17	1,803,194	1,732,805	1,798,686
Omnova Solutions, Inc. Chemicals, Plastics and Rubber	Term B-1 Loan — 4.3% Cash, Due 5/18	485,000	490,259	488,034
OSI Restaurant Partners, LLC Personal, Food and Miscellaneous Services	2013 Replacement Term Loan — 3.5% Cash, Due 10/19	1,870,000	1,850,000	1,874,441
Pantry, Inc., The Grocery	Term Loan — 4.8% Cash, Due 8/19	2,962,500	2,932,500	3,005,678
Party City Holdings Inc. Retail Stores	2013 Replacement Term Loan — 4.3% Cash, Due 7/19	493,763	488,763	496,656
PetCo Animal Supplies, Inc. Retail Stores	New Loans — 4.0% Cash, Due 11/17	3,404,798	3,404,798	3,427,423
PQ Corporation (fka Niagara Acquisition, Inc.) Chemicals, Plastics and Rubber	2013 Term Loan — 4.5% Cash, Due 8/17	2,970,000	2,947,500	2,995,616
Progressive Waste Solutions Ltd. Ecological	Term B Loan — 3.0% Cash, Due 10/19	742,500	738,750	744,820
QCE, LLC (Quiznos)(3) Personal, Food and Miscellaneous Services	Term Loan — 9.0% Cash, Due 1/17	3,172,238	2,793,987	1,386,268
Regal Cinemas Corporation Leisure, Amusement, Motion Pictures, Entertainment	Term Loan — 2.7% Cash, Due 8/17	4,443,146	4,480,021	4,467,339
Remy International, Inc. Automobile	Term B Loan 2013 — 4.3% Cash, Due 3/20	947,029	954,454	954,728
Revlon Consumer Products Corporation Personal and Non Durable Consumer Products (Mfg. Only)	Replacement Term Loan — 4.0% Cash, Due 11/17	843,750	838,775	850,344
Reynolds Group Holdings Inc. Containers, Packaging and Glass	Incremental U.S. Term Loan — 4.0% Cash, Due 12/18	2,841,300	2,841,300	2,871,318
RGIS Services, LLC Diversified/Conglomerate Service	Extended Initial Term Loan — 4.5% Cash, Due 10/16	2,442,714	2,318,713	2,404,546

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
RGIS Services, LLC Diversified/Conglomerate Service	Tranche C Term Loan — 5.5% Cash, Due 10/17	$2,977,273	$3,011,023	$2,945,639
Roundy's Supermarkets, Inc. Grocery	Tranche B Term Loan — 5.8% Cash, Due 2/19	3,062,066	3,002,066	3,066,858
Rovi Solutions Corporation/Rovi Guides, Inc. Electronics	Tranche A-1 Loan — 2.7% Cash, Due 2/16	1,107,114	1,111,817	1,105,730
Rovi Solutions Corporation/Rovi Guides, Inc. Electronics	Tranche A-2 Loan — 2.4% Cash, Due 3/17	781,276	767,526	780,045
Rovi Solutions Corporation/Rovi Guides, Inc. Electronics	Tranche B-3 Term Loan — 3.5% Cash, Due 3/19	448,150	445,650	441,562
RPI Finance Trust Healthcare, Education and Childcare	Term B-2 Term Loan — 3.3% Cash, Due 5/18	3,860,522	3,840,622	3,883,454
SBA Senior Finance II LLC Telecommunications	Incremental Tranche B Term Loan Retired 02/07/2014 — 3.8% Cash, Due 9/19	91,643	91,018	92,368
SBA Senior Finance II LLC Telecommunications	Term Loan Retired 02/07/2014 — 3.8% Cash, Due 6/18	722,116	717,141	726,633
Seaworld Parks & Entertainment, Inc. (f/k/a SW Acquisitions Co., Inc.) Leisure, Amusement, Motion Pictures, Entertainment	Term B-2 Loan — 3.0% Cash, Due 5/20	1,855,823	1,830,843	1,837,265
Select Medical Corporation Healthcare, Education and Childcare	Series C Tranche B Term Loan — 4.0% Cash, Due 6/18	2,274,479	2,224,729	2,284,441
Semiconductor Components Industries, LLC (On Semiconductor) Electronics	Term Loan — 2.0% Cash, Due 1/18	2,718,750	2,598,750	2,691,563
Sensata Technologies B.V./Sensata Technology Finance Company, LLC Electronics	Term Loan — 3.3% Cash, Due 5/19	680,567	670,617	687,492
Serena Software, Inc. Electronics	2016 Term Loan (Extended) — 4.2% Cash, Due 3/16	2,831,884	2,807,105	2,810,645
ServiceMaster Company, The Diversified/Conglomerate Service	Tranche C Term Loan — 4.3% Cash, Due 1/17	2,481,203	2,515,578	2,461,664
Sinclair Television Group, Inc. Broadcasting and Entertainment	New Tranche B Term Loan — 3.0% Cash, Due 4/20	136,716	116,716	136,032
Six Flags Theme Parks, Inc. Leisure, Amusement, Motion Pictures, Entertainment	Tranche B Term Loan — 3.5% Cash, Due 12/18	1,675,481	1,696,106	1,683,105
Spirit Aerosystems, Inc. (fka Mid-Western Aircraft Systems,Inc and Onex Wind Finance LP.) Aerospace and Defense	Term B Loan — 3.8% Cash, Due 4/19	3,438,750	3,421,250	3,461,858
SRAM, LLC Leisure, Amusement, Motion Pictures, Entertainment	Term Loan (First Lien) — 4.0% Cash, Due 4/20	3,299,075	3,279,506	3,304,568
SS&C Technologies Holdings Europe S.A.R.L. Electronics	2013 Replacement Term B-2 Loan — 3.3% Cash, Due 6/19	265,900	268,149	266,772
SS&C Technologies, Inc.,/Sunshine Acquisition II, Inc. Electronics	2013 Replacement Term B-1 Loan — 3.3% Cash, Due 6/19	2,570,367	2,592,110	2,578,798
SunCoke Energy, Inc. Mining, Steel, Iron and Non-Precious Metals	Tranche B Term Loan — 4.0% Cash, Due 7/18	303,340	298,365	302,764

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
SunGard Data Systems Inc (Solar Capital Corp.) Electronics	Tranche E Term Loan — 4.0% Cash, Due 3/20	$6,989,880	$6,871,424	$7,046,673
SuperMedia Inc. (fka Idearc Inc.) Printing and Publishing	Loan — 11.6% Cash, Due 12/16	511,708	316,622	383,464
Telesat Canada Telecommunications	U.S. Term B-2 Loan — 3.5% Cash, Due 3/19	2,955,169	2,940,169	2,966,856
Tenneco Inc. Automobile	Tranche A Term Loan — 2.7% Cash, Due 3/17	3,650,000	3,650,000	3,654,563
Tesoro Corporation Oil and Gas	Initial Term Loan — 2.4% Cash, Due 5/16	198,750	198,750	199,660
Texas Competitive Electric Holdings Company, LLC (TXU) Utilities	2014 Term Loan (Non-Extending) — 3.7% Cash, Due 10/14	3,748,690	2,907,390	2,664,381
Toys 'R' Us-Delaware, Inc. Retail Stores	Initial Loan — 6.0% Cash, Due 9/16	1,902,743	1,911,493	1,726,054
TPF Generation Holdings, LLC Utilities	Term Loan — 4.8% Cash, Due 12/17	3,308,567	2,990,821	3,333,381
TransDigm Inc. Aerospace and Defense	Tranche C Term Loan — 3.8% Cash, Due 2/20	3,890,551	3,890,551	3,906,035
Tronox Pigments (Netherlands) B. V. Chemicals, Plastics and Rubber	New Term Loan — 4.5% Cash, Due 3/20	777,877	770,020	789,350
TUI University, LLC Healthcare, Education and Childcare	Term Loan (First Lien) — 7.3% Cash, Due 10/14	411,933	372,562	403,695
TW Telecom Holdings Inc. (fka Time Warner Telecom Holdings Inc.) Telecommunications	Term Loan B Loan — 2.7% Cash, Due 4/20	3,813,269	3,824,590	3,813,288
TWCC Holding Corp. Broadcasting and Entertainment	Term Loan — 3.5% Cash, Due 2/17	4,300,575	4,300,575	4,323,067
U.S. Security Associates Holdings, Inc. Diversified/Conglomerate Service	Delayed Draw Loan — 6.0% Cash, Due 7/17	160,148	160,148	161,048
U.S. Security Associates Holdings, Inc. Diversified/Conglomerate Service	Term B Loan — 6.0% Cash, Due 7/17	818,172	809,823	822,775
Univar Inc. Chemicals, Plastics and Rubber	Term B Loan — 5.0% Cash, Due 6/17	5,435,165	5,447,313	5,401,575
Universal Health Services, Inc. Healthcare, Education and Childcare	Tranche B-1 Term Loan — 2.4% Cash, Due 11/16	1,031,250	1,074,432	1,035,762
Univision Communications Inc. Broadcasting and Entertainment	2013 Converted Extended First-Lien Term Loan — 4.5% Cash, Due 3/20	4,855,196	4,567,418	4,885,929
Valleycrest Companies LLC (VCC Holdco II Inc.) Diversified/Conglomerate Service	Initial Term Loan — 5.5% Cash, Due 6/19	3,299,311	3,229,612	3,324,056
Vertafore, Inc. Electronics	Term Loan (2013) — 4.3% Cash, Due 10/19	952,048	952,048	952,810
VFH Parent LLC Finance	Term Loan (2013) — 5.8% Cash, Due 11/19	998,333	1,013,308	1,007,483
VML US Finance LLC (aka Venetian Macau) Hotels, Motels, Inns, and Gaming	Term Loan US Dollar — 1.7% Cash, Due 11/16	3,675,250	3,647,686	3,659,630
Weight Watchers International, Inc. Beverage, Food and Tobacco	Initial Tranche B-1 Term Loan — 2.9% Cash, Due 4/16	496,250	491,250	482,913
Wendy's International, Inc Personal, Food and Miscellaneous Services	Term B Loan — 3.3% Cash, Due 5/19	1,360,939	1,340,939	1,364,709

See accompanying notes to the financial statements.

Portfolio Company/ Principal Business	Investment Interest Rate(1)/Maturity	Principal	Cost	Fair Value
West Corporation Diversified/Conglomerate Service	Term B-8 Loan — 3.8% Cash, Due 6/18	$4,360,038	$4,381,867	$4,386,045
WideOpenWest Finance, LLC Telecommunications	Term B-1 Loan 2013 — 3.8% Cash, Due 7/17	3,970,050	4,000,050	3,984,660
Windstream Corporation Telecommunications	Tranche B-5 Term Loan — 3.5% Cash, Due 8/19	493,750	488,750	495,330
WireCo WorldGroup Inc. Machinery (Non-Agriculture, Non-Construction, Non-Electronic)	Term Loan — 6.0% Cash, Due 2/17	1,975,000	1,955,000	1,993,516
Total Investment in Debt Securities		398,726,561	392,855,444	392,391,636

Equity Securities Portfolio

Portfolio Company/ Principal Business	Equity Investment	Shares	Cost	Fair Value
Dex Media Inc.(2) Printing and Publishing	Common	1,589	—	10,755
IAP Worldwide Services, Inc.(2)	Series A Warrant	36,987	—	—
IAP Worldwide Services, Inc.(2)	Series B Warrant	10,833	—	—
IAP Worldwide Services, Inc.(2)	Series C Warrant	5,484	—	—
LandSource Holding Company, LLC(2)	Common	390,426	—	1,347,155
Natural Products Group, Inc.(2)	Series A-1 Common Stock	2,618	—	170,157
Total Investment in Equity Securities			—	1,528,067

CLO Securities Portfolio

Portfolio Company	CLO Investment	Principal	Cost	Fair Value(2)
Duane 2006-3A(1) CLO Equity	Floating – 01/2021 – C – 26358BAJ7	$2,000,000	$1,473,125	$1,900,106
DUANE 2006-2A(1) CLO Equity	Floating – 08/2018 – C – 26357XAD3	4,000,000	3,392,110	3,889,935
EAGLC 2006-1A (1) CLO Equity	Floating – 02/2018 – A2 – 269491AC0	2,000,000	1,666,794	1,976,154
FRASR 2006-2X(1) CLO Equity	Floating – 12/2020 – B – USG3661CAC40	2,000,000	1,536,087	1,877,249
HICDO 2007-6A(1) CLO Equity	Floating – 06/2019 – B – 42823CAC4	1,500,000	1,209,867	1,437,382
HLMK 2006-1X(1) CLO Equity	Floating – 05/2021 – A2 – USG4493LAB83	2,000,000	1,539,763	1,864,342
VENTR 2006-7A(1) CLO Equity	Floating – 01/2022 – C – 92328WAG6	2,000,000	1,463,419	1,833,943
Total Investment in CLO Equity Securities		15,500,000	12,281,165	14,779,111
Total Investments		$414,226,561	$405,136,609	$408,698,814

(1)	Investment in a Collateralized Loan Obligation Fund
(2)	Equity investment in common stock
(3)	Loan on non-accrual status
(4)	Buildings and real estate relate to real estate ownership, builders, managers and developers and excludes mortgage debt investments and mortgage lenders or originators.

See accompanying notes to the financial statements.

KATONAH X CLO LTD.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Katonah X CLO LTD. (the “Fund”) is an exempted company incorporated in September 7, 2006 with limited liability under the laws of the Cayman Islands for the sole purpose of investing in broadly syndicated loans, high-yield bonds and other credit instruments. The Fund is what is commonly known as a collateralized loan obligation fund (“CLO Fund”).

A CLO Fund generally refers to a special purpose vehicle that owns a portfolio of investments and issues various tranches of debt and subordinated note securities to finance the purchase of those investments. Investments purchased by a CLO Fund are governed by extensive investment guidelines, including limits on exposure to any single industry or issuer and limits on the ratings of the CLO Fund’s assets. A CLO Fund has a defined investment period during which it is allowed to make investments or reinvest capital as it becomes available.

A CLO Fund typically issues multiple tranches of debt and subordinated note securities with varying ratings and levels of subordination to finance the purchase of their underlying investments. Interest and principal payments (net of designated CLO Fund expenses) from the CLO Fund are paid to each issued security in accordance with an agreed upon priority of payments, commonly referred to as the “waterfall.” The most senior notes, generally rated AAA/Aaa, commonly represent the majority of the total liabilities of the CLO Fund. AAA/Aaa notes are issued at a specified spread over LIBOR and normally have the first claim on the earnings on the CLO Fund’s investments after payment of certain fees and expenses. Lower subordinated “mezzanine” tranches of rated notes generally have ratings ranging from AA/Aa to BB/Ba and are usually issued at a specified spread over LIBOR with higher spreads paid on the tranches with lower ratings. Each tranche is typically only entitled to a share of the earnings on the CLO Fund’s investments if the required interest and principal payments have been made on the more senior tranches in the waterfall. The most junior tranche can take the form of either subordinated notes or preferred shares. The subordinated notes or preferred shares generally do not have a stated coupon but are entitled to residual cash flows from the CLO Fund’s investments after all of the other tranches of notes and certain other fees and expenses are paid.

On May 15, 2007, the Fund issued $500.0 million of notes or debt securities, consisting of the Class A-1a Floating Rate Notes, the Class A-1b Floating Rate Notes, the Class A-2a Floating Rate Notes, the Class A-2b Floating Rate Notes, the Class B Floating Rate Notes, the Class C Floating Rate Notes, the Class D Floating Rate Notes, the Class E Floating Rate Notes and the Subordinated Securities. The notes were issued pursuant to an indenture, dated May 15, 2007 (the “Indenture”), with U.S. Bank National Association servicing as the trustee thereunder. KCAP Financial, Inc. (“KCAP Financial”) owns 12,500,000 of the subordinated securities of Katonah X CLO LTD. The Fund’s defined investment period ended on May 27, 2013. Following the defined investment period, proceeds from principal payments in the investment portfolio of the Fund will be used to pay down its outstanding notes, starting with Class A notes.

Pursuant to a collateral management agreement (the “Collateral Management Agreement”), Katonah Debt Advisors, L.L.C. (the “Manager”), which is a wholly-owned portfolio company of KCAP Financial, provides investment management services to the Fund, and makes day-to-day investment decisions concerning the assets of the Fund. The Manager also performs certain administrative services on behalf of the Fund under the Collateral Management Agreement. The Manager is a registered investment adviser under the Investment Advisers Act of 1940.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Combination

The financial statements of the Fund have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In the opinion of the Manager’s management, the financial statements of the Fund reflect all adjustments, consisting of normal recurring accruals, which are necessary for the fair presentation of the financial condition and results of operations for the periods presented. Furthermore, the preparation of the financial statements requires management to make significant estimates and assumptions

KATONAH X CLO LTD.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

including the fair value of investments that do not have a readily available market value. Actual results could differ from those estimates, and the differences could be material.

All of the investments held and notes issued by the Fund are presented at fair value in the Fund’s Statement of Net Assets.

Investments of the Fund at Fair Value.  Investment transactions are recorded on the applicable trade date. Realized gains or losses are determined using the specific identification method. Investments held by the Fund are stated at fair value. ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), requires among other things, disclosures about assets and liabilities that are measured and reported at fair value.

Hierarchy of Fair Value Inputs.  The provisions of ASC 820-10 establish a hierarchy that prioritizes inputs to valuation techniques used to measure fair value and require companies to disclose the fair value of their financial instruments according to the fair value hierarchy (i.e., Level 1, 2 and 3 inputs, as defined). The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Additionally, companies are required to provide additional disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 Inputs:

Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.

•	Level 1 assets may include listed mutual funds (including those accounted for under the equity method of accounting as these mutual funds are investment companies, that have publicly available net asset values which in accordance with GAAP are calculated under fair value measures and are equal to the earnings of such funds), ETFs, equities and certain derivatives.

Level 2 Inputs:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; quotes from pricing services or brokers, for which the Manager can determine that orderly transactions took place at the quoted price or that the inputs used to arrive at the price were observable; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

•	Level 2 assets in this category may include debt securities, bank loans, short-term floating rate notes and asset-backed securities, restricted public securities valued at a discount, as well as over the counter derivatives, including interest and inflation rate swaps and foreign currency exchange contracts that have inputs to the valuations that generally can be corroborated by observable market data.

KATONAH X CLO LTD.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Level 3 Inputs:

Unobservable inputs for the valuation of the asset or liability, which may include non-binding broker quotes. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

•	Level 3 assets in this category may include general and limited partnership interests in private equity funds, funds of private equity funds, real estate funds, hedge funds, and funds of hedge funds, direct private equity investments held within consolidated funds, bank loans, bonds issued by CLO Funds and certain held for sale real estate disposal assets.
•	Level 3 liabilities included in this category include borrowings of consolidated collateralized loan obligations valued based upon non-binding broker quotes or discounted cash flow model based on a discount margin calculation.

Significance of Inputs:

The Manager’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

Valuation of Portfolio Investments.  Debt and equity securities for which market quotations are readily available are generally valued at such market quotations. Debt and equity securities that are not publicly traded or whose market price is not readily available are valued based on detailed analyses prepared by management, and, in certain circumstances, may utilize third parties with valuation expertise. The Manager follows the provisions of ASC 820-10 with respect to preparing the Fund’s financial statements. This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. ASC 820-10 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent to the adoption of ASC 820-10, the FASB has issued various staff positions clarifying the initial standard as noted below.

In January 2010, the FASB issued guidance that clarifies and requires new disclosures about fair value measurements. The clarifications and requirement to disclose the amounts and reasons for significant transfers between Level 1 and Level 2, as well as significant transfers in and out of Level 3 of the fair value hierarchy, were adopted by the Fund in 2010.

Fair Value Measurements and Disclosures requires the disclosure of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.

The Manager’s valuation methodology and procedures for investments held by the Fund are generally as follows:

1.	For any asset which is also held by KCAP Financial on the applicable date, the KCAP Financial fair value mark as of such applicable date is used.
2.	Each portfolio company or investment is cross-referenced to an independent pricing service to determine if a current market quote is available. The nature and quality of such quote is reviewed to determine reliability and relevance of the quote. Factors considered in this determination include whether the quote is from a transaction or is a broker quote, the date and aging of such quote, whether the transaction is arms-length, whether it is of a liquidation or distressed nature and certain other factors judged to be relevant by the Manager’s management within the framework of ASC 820-10.

KATONAH X CLO LTD.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

3.	If an investment does not have a market quotation on either a broad market exchange or from an independent pricing service, the investment is initially valued by the Manager’s investment professionals responsible for the portfolio investment in conjunction with the portfolio management team. Generally, such fair values are determined by reference to public market or private transactions or valuations for comparable companies or assets in the relevant asset class and or industry when such amounts are available. Generally these valuations are derived by multiplying a key performance metric of the investee company or asset (e.g., EBITDA) by the relevant valuation multiple observed for comparable companies or transactions, adjusted by management for differences between the investment and the referenced comparable. If the fair value of such investments cannot be valued by reference to observable valuation measures for comparable companies, then the primary analytical method used to estimate the fair value is a discounted cash flow method and/or cap rate analysis. A sensitivity analysis is applied to the estimated future cash flows using various factors depending on the investment, including assumed growth rates (in cash flows), capitalization rates (for determining terminal values) and appropriate discount rates to determine a range of reasonable values or to compute projected return on investment.
4.	Preliminary valuation conclusions are discussed and documented by the Manager’s management.
5.	Illiquid loans, junior and mezzanine securities and investments in other CLO bonds are fair valued using models developed by the Manager’s management with applicable market assumptions.
6.	The Manager’s management discusses the valuations and determines in good faith that the fair values of each investment in the portfolio is reasonable based upon any applicable independent pricing service, input of management, and estimates from independent valuation firms (if any).

Debt Securities.  Most of the Fund’s investment portfolio is composed of broadly syndicated debt securities for which an independent pricing service quote is available. To the extent that the investments are exchange traded and are priced or have sufficient price indications from normal course trading at or around the valuation date (financial reporting date), such pricing will determine fair value. Pricing service marks from third party pricing services may be used as an indication of fair value, depending on the volume and reliability of the marks, sufficient and reasonable correlation of bid and ask quotes, and, most importantly, the level of actual trading activity.

CLO Fund Securities.  The Fund may selectively invest in securities issued by CLO Funds managed by other asset management companies. For bond rated tranches of CLO Funds (those above the junior class) without transactions to support a fair value for the specific CLO Fund and tranche, fair value is based on discounting estimated bond payments at current market yields, which may reflect the adjusted yield on the leveraged loan index for similarly rated tranches, as well as prices for similar tranches for other CLO Funds and also other factors such as the default and recovery rates of underlying assets in the CLO Fund, as may be applicable. Such model assumptions may vary and incorporate adjustments for risk premiums and CLO Fund specific attributes. Such adjustments require judgment and may be material to the calculation of fair value.

Cash.  Cash is defined as demand deposits. The Fund holds its cash with financial institutions and, at times, cash held in checking accounts may exceed the Federal Deposit Insurance Corporation insured limit.

Debt at Fair Value.  The Fund has issued rated and unrated bonds to finance its operations. Debt is presented at fair value.

Interest Income.  Interest income is recorded on the accrual basis on interest-bearing assets. The Fund generally places a loan or security on non-accrual status and ceases recognizing cash interest income on such loan or security when a loan or security becomes 90 days or more past due or if Manager otherwise does not expect the debtor to be able to service its debt obligations.

KATONAH X CLO LTD.

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Management Fees.  The Fund is externally managed by the Manager pursuant to the Collateral Management Agreement. As compensation for the performance of its obligations under the Collateral Management Agreement, the Manager is entitled to receive from the Fund a senior collateral management fee (the “Senior Collateral Management Fee”), a subordinated collateral management fee (the “Subordinated Collateral Management Fee”) and an incentive collateral management fee (the “Incentive Collateral Management Fee”).The Senior Collateral Management Fee is payable in arrears quarterly (subject to availability of funds and to the satisfaction of payment obligations on the debt obligations of the Fund (the “Priority of Payments”)) in an amount equal to 0.15% per annum of the aggregate principal amount of the Fund’s investments. The Subordinated Collateral Management Fee is payable in arrears quarterly (subject to availability of funds and to the Priority of Payments) in an amount equal to 0.35% per annum of the aggregate principal amount of the Fund’s investments. The Incentive Collateral Management Fee equals 20% of the amount of interest and principal payments remaining available for distribution to the holders of the Fund’s subordinated securities under the Priority of Payments at which the Incentive Collateral Management Fee may be paid. For the year ended December 31, 2013 Incentive Fees were approximately $1.1 million.

Interest Expenses.  The Fund has issued rated and unrated bonds to finance its operations. Interest on debt is calculated by the third party trustee of the Fund. Interest is accrued and generally paid quarterly.

Trustee Fees.  The Fund has a third party trustee that is the custodian for all investments of the Fund and receives and disburses all cash in accordance to the trustee and custodial agreements. Trustee fees are accrued and paid quarterly by the Fund.

Income Taxes.  The Fund is not subject to net income taxation in the United States or the Cayman Islands. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

3. INVESTMENTS

The investments held by the Fund are primarily invested in senior secured bank loans (typically syndicated by banks), bonds, and equity securities. Bank loan investments, which comprise the majority of the Fund’s portfolio, are senior secured corporate loans from a variety of industries, including but not limited to the aerospace and defense, broadcasting, technology, utilities, household products, healthcare, oil and gas, and finance industries. The investments mature at various dates between 2014 and 2022, pay interest at Libor or Prime plus a spread of up to 8.5%, and typically range in credit rating categories from BBB down to unrated. Non-accrual loans represented less than 1% of investments at fair value as of December 31, 2013. The aggregate unpaid principal value of loans past due as of December 31, 2013 was approximately $8.8 million and the difference between fair value and the unpaid principal balance was approximately $881,000. The Fund’s investments are valued based on price quotations provided by an independent third-party pricing source which are indicative of traded prices and/or dealer price quotations. In the event that a third-party pricing source is unable to price an investment, other relevant factors, data and information are considered, including: i) information relating to the market for the investment, including price quotations for and trading in the investment and interest in similar investments and the market environment and investor attitudes towards the investment and interests in similar investments; ii) the characteristics of and fundamental analytical data relating to the investment, including the cost, size, current interest rate, period until next interest rate reset, maturity and base lending rate, the terms and conditions of the loan and any related agreements, and the position of the loan in the issuer’s debt structure; iii) the nature, adequacy and value of the senior secured corporate loan’s collateral, including the CLO’s rights, remedies and interests with respect to the collateral; iv) the creditworthiness of the borrower, based on an evaluation of its financial condition, financial statements and information about the business, cash flows, capital structure and future prospects; v) the reputation and financial condition of the agent and any intermediate participants in the senior secured corporate loan; and vi) general economic and market conditions affecting the fair value of the senior secured corporate loan.

KATONAH X CLO LTD.

NOTES TO FINANCIAL STATEMENTS

3. INVESTMENTS  – (continued)

The debt issued by the Fund has a stated maturity date of April 17, 2020. The Fund’s debt was issued in various tranches with different risk profiles and ratings. The interest rates are variable rates based on Libor plus a pre-defined spread, which varies from 0.225% for the more senior tranches to 4% for the more subordinated tranches. The debt issued by the Fund is recorded at fair value using an income approach, driven by cash flows expected to be received from the portfolio collateral assets. Fair value is determined using current information, notably market yields and projected cash flows of collateral assets based on forecasted default and recovery rates that a market participant would use in determining the current fair value of the liabilities, taking into account the overall credit quality of the issuers and the Manager’s past experience in managing similar securities. Market yields, default rates and recovery rates used in the Manager’s estimate of fair value vary based on the nature of the investments in the underlying collateral pools. In periods of rising market yields, default rates and lower debt recovery rates, the fair value, and therefore the carrying value, of the liabilities may be adversely affected. Once the undiscounted cash flows of the collateral assets have been determined, the Manager applies appropriate discount rates that a market participant would use to determine the discounted cash flow valuation of the notes.

The carrying value of investments held and debt issued by the Fund is also their fair value. The following table presents the fair value hierarchy levels of investments held and debt issued by the Fund, which are measured at fair value as of December 31, 2013:

	December 31, 2013
($ in millions)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments	$408,698,814	—	—	$408,698,814
Liabilities:
CLO Fund Liabilities	$416,405,403	—	—	$416,405,403

The following table shows a reconciliation of the beginning and ending fair value measurements for Level 3 assets using significant unobservable inputs:

For the year ended December 31, 2013
Beginning balance	$474,249,149
Transfers to Level 3	—
Transfers from Level 3	—
Purchase of investments	99,242,299
Proceeds from sale and redemption of investments	(163,957,914)
Net realized and unrealized gains/(losses)	(834,721)
Ending balance	$408,698,814
Changes in unrealized appreciation (depreciation) included in earnings related to investments still held at reporting date	$(7,017,345)

KATONAH X CLO LTD.

NOTES TO FINANCIAL STATEMENTS

3. INVESTMENTS  – (continued)

As of December 31, 2013, the Manager’s Level 3 portfolio investments had the following valuation techniques and significant inputs:

Type	Fair Value	Valuation Technique	Unobservable inputs	Range of Inputs
Debt Securities	$ 6,961,021	Income Approach	Implied Effective Discount Rate	2.73% – 8.80%
	$ 385,430,614	Market Quote	Third-Party Bid-Ask Mid	3.0% – 114.5%
Equity Securities	$ 1,528,066	Market Quote	Third-Party Bid-Ask Mid	$3.45 – $65.00
			Listed Exchange Quote	$6.77
CLO Fund Securities	$ 14,779,111	Market Quote	Third-Party Bid	93.0% – 98.0%
		Discounted Cash Flow	Discount Rate	1.76% – 2.55%

The following table shows a reconciliation of the beginning and ending fair value measurements for Level 3 liabilities using significant unobservable inputs:

For the year ended December 31, 2013
Beginning balance	$462,665,846
Unrealized appreciation/(depreciation)	(46,260,443)
Ending balance	$416,405,403
Changes in unrealized appreciation (depreciation) included in earnings related to liabilities still held at reporting date	$(46,260,443)

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfers occur. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below.

•	Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.
•	Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Fund’s debt is presented at fair value with the difference between principal and fair value recorded as unrealized gain/loss. The par amount of the Fund’s debt is approximately $447 million as of December 31, 2013.

The Manager has determined that, although the junior tranches have certain characteristics of equity, they should be accounted for and disclosed as debt on the Fund’s Statement of Net Assets, as the subordinated and income notes have a stated maturity indicating a date for which they are mandatorily redeemable. The preference shares are also classified as debt, as they are mandatorily redeemable upon liquidation or termination of the Fund.

KATONAH X CLO LTD.

NOTES TO FINANCIAL STATEMENTS

4. INCOME TAXES

Under the current laws, the Fund is not subject to net income taxation in the United States or the Cayman Islands. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Pursuant to ASC Topic 740, Accounting for Uncertainty in Income Taxes, the Fund adopted the provisions of Financial Accounting Standards Board (“FASB”) relating to accounting for uncertainty in income taxes which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements and applies to all open tax years as of the effective date. As of December 31, 2013, there was no impact to the financial statements as a result of the Fund’s accounting for uncertainty in income taxes. The Fund does not have any unrecognized tax benefits or liabilities for the year ended December 31, 2013. Also, the Fund recognizes interest and, if applicable, penalties for any uncertain tax positions, as a component of income tax expense. No interest or penalty expense was recorded by the Fund for the year ended December 31, 2013.

5. DEBT

On May 15, 2007, the Fund issued $500 million of notes or debt securities, consisting of the Class A-1a Floating Rate Notes, the Class A-1b Floating Rate Notes, the Class A-2a Floating Rate Notes, the Class A-2b Floating Rate Notes, the Class B Floating Rate Notes, the Class C Floating Rate Notes, the Class D Floating Rate Notes, the Class E Floating Rate Notes and the preferred shares. The notes were issued pursuant to the Indenture.

The table below sets forth certain information for each outstanding class of debt securities issued pursuant to the Indenture.

Title of Debt Security	Principal Amount	Amount Outstanding	Interest Rate	Maturity	Fair Value
Class A-1a Floating Rate Notes	$94,000,000	$76,392,989	LIBOR + 0.225%	April 17, 2020	$75,629,847
Class A-1b Floating Rate Notes	$23,500,000	$23,500,000	LIBOR + 0.300%	April 17, 2020	$23,009,903
Class A-2a Floating Rate Notes	$50,000,000	$42,507,655	LIBOR + 0.260%	April 17, 2020	$41,695,025
Class A-2b Floating Rate Notes	$187,500,000	$159,403,706	LIBOR + 0.240%	April 17, 2020	$156,171,657
Class B Floating Rate Notes	$40,000,000	$40,000,000	LIBOR + 0.370%	April 17, 2020	$37,820,682
Class C Floating Rate Notes	$25,000,000	$25,000,000	LIBOR + 0.850%	April 17, 2020	$23,655,712
Class D Floating Rate Notes	$22,500,000	$22,500,000	LIBOR + 2.000%	April 17, 2020	$21,660,970
Class E Floating Rate Notes	$20,000,000	$20,000,000	LIBOR + 4.000%	April 17, 2020	$19,068,997
Subordinated Securities	$37,500,000	$37,500,000	N/A	April 17, 2020	$17,796,489

6. COMMITMENTS AND CONTINGENCIES

The Fund has no commitments to fund investments as of December 31, 2013.

KATONAH X CLO LTD.

NOTES TO FINANCIAL STATEMENTS

7. CAPITALIZATION

The authorized share capital of the Issuer consists of 250 ordinary shares of $1.00 par value, all of which were issued on or prior to the closing Date and 37,500,000.00 Subordinated Notes, all of which are issued and fully paid . The ordinary shares that have been issued are held by Maples Finance Limited, a licensed trust company incorporated in the Cayman Islands, as the trustee pursuant to the terms of a charitable trust. The subordinated securities that have been issued by the Fund are owned by KCAP Financial. The subordinated securities are classified as debt in the Fund’s financial statements, as they are mandatorily redeemable upon liquidation or termination of the Fund.

8. SUBSEQUENT EVENTS

The Manager has evaluated events or transactions that have occurred since December 31, 2013 through March 12, 2014 the date the financial statements were available for issuance. The Manager has determined that there are no material events that would require the disclosure in the financial statements.

Prospectus

May 21, 2014

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

The following financial statements of KCAP Financial, Inc. (the “Company” or “Registrant”) and the Asset Manager Affiliates are included in this registration statement:

Index to Financial Statements	F-1

INDEX TO OTHER FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

ASSET MANAGER AFFILIATES

Report of Independent Certified Public Accountants	S-2
Combined Balance Sheets as of December 31, 2013 and December 31, 2012	S-3
Combined Statements of Operations for the years ended December 31, 2013, December 31, 2012 and December 31, 2011	S-4
Combined Statements of Changes in Member’s Equity for the years ended December 31, 2013, December 31, 2012, December 31, 2011 and December 31, 2010	S-5
Combined Statements of Cash Flows for the years ended December 31, 2013, December 31, 2012, and December 31, 2011	S-6
Notes to Financial Statements	S-7

KATONAH 2007-I CLO LTD.

KATONAH X CLO LTD.

IMPORTANT NOTE

In accordance with certain SEC rules, KCAP Financial, Inc. (the “Company”) is providing additional information regarding the following three portfolio companies: Katonah Debt Advisers, L.L.C., Trimaran Advisors, L.L.C. (collectively the Asset Manager Affiliates), Katonah 2007-I CLO Ltd and Katonah X CLO Ltd. The Company owns 100% of the equity interests in the Asset Manager Affiliates, 100% of the Preferred Shares in Katonah 2007-1 CLO Ltd, and 33.3% of the Subordinated Securities in Katonah X CLO Ltd. However, pursuant to SEC rules, the Company does not consolidate portfolio company investments, including those in which it has a controlling interest. As a result, the additional financial information regarding these entities does not directly impact the Company’s financial position, results of operations or cash flows.

2. Exhibits

Exhibit Number	Description
a	Form of Certificate of Incorporation.(1)
b	Bylaws, as amended and restated effective February 29, 2012.(2)
d.1	Specimen certificate of the Company’s common stock, par value $0.01 per share.(3)
d.2	Form of Base Indenture between the Company and U.S. Bank National Association relating to the 7.375% Unsecured Notes Due 2019(20)
d.3	Statement of Eligibility of Trustee on Form T-1***
d.4	Form of First Supplemental Indenture between the Company and U.S. Bank National Association relating to the 7.375% Notes Due 2019(20)
d.5	Form of Note (Filed as Exhibit A to Form of First Supplemental Indenture referred to in Exhibit d.4).
e	Form of Dividend Reinvestment Plan.(4)
h.1	Form of Underwriting Agreement.**
i.1	Amended and Restated 2006 Equity Incentive Plan.(5)
i.2	Form of Company Non-Qualified Stock Option Certificate.(4)
i.3	Form of Restricted Stock Award Agreement.(6)
i.4	Amended and Restated Non-Employee Director Plan.(7)
j	Custodian Agreement by and among the Company and U.S. Bank National Association.(8)
k.1	Form of Overhead Allocation Agreement between the Company and Katonah Debt Advisors, LLC.(9)
k.2	Form of Employment Agreement between the Company and Dayl W. Pearson(21)
k.3	Form of Employment Agreement between the Company and Edward U. Gilpin.(10)
k.4	Form of Employment Agreement between the Company and R. Jon Corless.(21)
k.5	Form of Employment Agreement between Katonah Debt Advisors and Daniel P. Gilligan.(21)
k.7	Indenture, dated as of March 16, 2011, by and between the Company and U.S. Bank National Association, as trustee relating to the 8.75% Convertible Note Due 2016.(12)
k.8	Form of 8.75% Convertible Note Due 2016 (included as part of Exhibit k.7).
k.9	Employment Agreement, dated February 29, 2012, by and among, Jay R. Bloom and Trimaran Advisors, L.L.C., and, solely as to the last three sentences of Section 1(a) and Section 2(d), the Company.(13)
k.10	Employment Agreement, dated February 29, 2012, by and among, Dean C. Kehler and Trimaran Advisors, L.L.C., and, solely as to the last three sentences of Section 1(a) and Section 2(d), the Company.(14)
k.11	Purchase Agreement, dated June 16, 2013, by and among KCAP Financial, Inc., KCAP Senior Funding I Holdings, LLC, KCAP Senior Funding I, LLC and Guggenheim Securities, LLC(23)
k.12	Master Loan Sale Agreement, dated June 18, 2013, by and among KCAP Financial, Inc., KCAP Senior Funding I Holdings, LLC and KCAP Senior Funding I, LLC(24)
k.13	Indenture, dated June 18, 2013, by and between KCAP Senior Funding I, LLC and U.S. Bank National Association(25)
k.14	Collateral Management Agreement, dated June 18, 2013, by and between KCAP Senior Funding I, LLC and KCAP Financial, Inc.(26)
k.15	Collateral Administration Agreement, dated June 18, 2013, by and among KCAP Senior Funding I, LLC, KCAP Financial, Inc. and U.S. Bank National Association(27)
k.16	Purchase and Sale Agreement, dated February 29, 2012, by and among Kohlberg Capital Corporation (the “Company”), Commodore Holdings, L.L.C., Trimaran Advisors, L.L.C., HBK Caravelle, L.L.C., Trimaran Fund Management, L.L.C., Jay R. Bloom, and Dean C. Kehler.(17)
k.17	Escrow Agreement, dated February 29, 2012, by and among Commodore Holdings, L.L.C., Trimaran Fund Management, L.L.C., HBK Caravelle, L.L.C. and The Bank of New York Mellon, as escrow agent.(18)
l	Opinion of Sutherland Asbill & Brennan LLP, counsel to the Company.***
n.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm, with respect to report dated May 21, 2014, relating to KCAP Financial, Inc.*
n.2	Consent of Grant Thornton LLP, Independent Certified Public Accountants, with respect to report dated May 21, 2014, relating to Asset Manager Affiliates.*

Exhibit Number	Description
n.3	Consent of Grant Thornton LLP, Independent Certified Public Accountants, with respect to report dated May 21, 2014, relating to Katonah 2007-I CLO.*
n.4	Consent of Grant Thornton LLP, Independent Certified Public Accountants, with respect to report dated May 21, 2014, relating to Katonah X CLO Ltd.*
n.5	Report of Grant Thornton LLP, Independent Registered Public Accounting Firm, with respect to the Senior Securities of KCAP Financial, Inc.*
r	Code of Ethics of the Company adopted under Rule 17j-1.(19)
99.1	Statement of Computation of Ratios of Earnings of Fixed Charges.(22)
99.2	Form of Common Stock Prospectus Supplement***
99.3	Form of Preferred Stock Prospectus Supplement***
99.4	Form of Warrants Prospectus Supplement***
99.5	Form of Debt Securities Prospectus Supplement***

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed as an exhibit hereto.
(1)	Incorporated by reference to exhibit (a) included in Pre-Effective Amendment No. 1 on Form N-2, as filed on October 6, 2006 (File No. 333-136714).
(2)	Incorporated by reference to Exhibit 3.1of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).
(3)	Incorporated by reference to exhibit (d)(1) included in Pre-Effective Amendment No. 1 on Form N-2, as filed on October 6, 2006 (File No. 333-136714).
(4)	Incorporated by reference to exhibit included in Pre-Effective Amendment No. 2 on Form N-2, as filed on November 20, 2006 (File No. 333-136714).
(5)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, as filed on June 19, 2008 (File No. 814-00735).
(6)	Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, as filed on June 19, 2008 (File No. 814-00735).
(7)	Incorporated by reference to Exhibit 4.1 included in the Registration Statement on form S-8, as filed on July 28, 2011 (File No. 333-175838).
(8)	Incorporated by reference to exhibit (j) included in Pre-Effective Amendment No. 2 on Form N-2, as filed on November 20, 2006 (File No. 333-136714).
(9)	Incorporated by reference to exhibit (k)(5) included in Pre-Effective Amendment No. 2 on Form N-2, as filed on November 20, 2006 (File No. 333-136714).
(10)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, as filed on June 5, 2012 (File No. 814-00735).
(11)	Incorporated by reference to exhibit (k)(11) included in Pre-Effective Amendment No. 3 on Form N-2, as filed on November 24, 2006 (File No. 333-136714).
(12)	Incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K, as filed on March 16, 2011 (File No. 814-00735).
(13)	Incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).
(14)	Incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).
(15)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).
(16)	Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).
(17)	Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).

(18)	Incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).
(19)	Incorporated by reference to exhibit included in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed on November 20, 2006 (File No. 333-136714).
(20)	Incorporated by reference to exhibit included in the Registration Statement in Form N-2, as filed on October 3, 2012 (file No. 333-183032).
(21)	Incorporated by reference to exhibit included in the Registration Statement on Form N-2, as filed on August 2, 2012 (File No. 333-183032).
(22)	Incorporated by reference to Exhibit 12.1 of Annual Report on Form 10-K, as filed on March 13, 2014 (File No. 814-00735).
(23)	Incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K, as filed on June 18, 2013 (File No. 814-00735).
(24)	Incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K, as filed on June 18, 2013 (File No. 814-00735).
(25)	Incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K, as filed on June 18, 2013 (File No. 814-00735).
(26)	Incorporated by reference to Exhibit 10.4 of Current Report on Form 8-K, as filed on June 18, 2013 (File No. 814-00735).
(27)	Incorporated by reference to Exhibit 10.5 of Current Report on Form 8-K, as filed on June 18, 2013 (File No. 814-00735).

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by the Registrant in connection with an offering:

Amount
SEC registration fee	$34,100
FINRA filing fee	38,000
Accounting fees and expenses	100,000
Legal fees and expenses	100,000
Printing expenses	45,180
NASDAQ Listing Fee	40,000
Total	$357,280

The amounts set forth above, with the exception of the Securities and Exchange Commission fee, are in each case estimated. All of the expenses set forth above will be borne by the Registrant. The SEC registration fee has been previously paid.

Item 28. Persons Controlled by or Under Common Control

The following table sets forth each of the Registrant’s direct and indirect subsidiaries, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by the Registrant in such subsidiary.

Katonah Debt Advisors, L.L.C.(1)	Delaware
Kohlberg Capital Funding LLC I	Delaware
KCAP Senior Funding I Holdings, LLC	Delaware
KCAP Senior Funding I, LLC(4)	Delaware
Katonah Management Holdings LLC(1)	Delaware
Katonah X Management LLC(1)(2)	Delaware
Katonah 2007-I Management LLC(1)(2)	Delaware
Commodore Holdings, L.L.C.(1)	Delaware
Trimaran Advisors, L.L.C.(1)(3)	Delaware

(1)	Represents a wholly-owned portfolio company that is not consolidated for financial reporting purposes.
(2)	A wholly-owned subsidiary of Katonah Management Holdings LLC.
(3)	A wholly-owned subsidiary of Commodore Holdings, L.L.C.
(4)	A wholly-owned subsidiary of KCAP Senior Funding I Holdings, LLC.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at December 31, 2013.

Title of Class	Number of Record Holders
Common Stock	13

Item 30. Indemnification

The information contained under the heading “Management — Limitation on Liability of Directors and Officers and Indemnification” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis of up to $10 million.

Item 31. Business and Other Connections of Investment Adviser

Not applicable.

Item 32. Location of Accounts and Records

The Registrant maintains physical possession of each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder at the offices of:

(1)	The Registrant, 295 Madison Avenue, 6th Floor, New York, New York 10017;
(2)	The Custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, MA 02110; and
(3)	The Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1)	We hereby undertake to suspend any offering of our common stock until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this Registration Statement or (2) our net asset value increases to an amount greater than our net proceeds (if applicable) as stated in the prospectus.
(2)	We hereby undertake:
(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
1.	to include any prospectus required by Section 10(a)(3) of the Securities Act;
2.	to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and
3.	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.
(b)	for the purpose of determining any liability under the Securities Act, that each such post-effective amendment to this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)	for the purpose of determining liability under the Securities Act to any purchaser, that if we are subject to Rule 430C under the Securities Act, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of this Registration Statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, regardless of the underwriting method used to sell such securities to the purchaser, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
1.	any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;
2.	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and
3.	any other communication that is an offer in the offering made by us to the purchaser.
(f)	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant to the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event our shares of common stock are trading below our net asset value per share and either (i) we receive, or have been advised by our independent registered accounting firm that we will receive, an audit report reflecting substantial doubt regarding our ability to continue as a going concern or (ii) we have concluded that a fundamental change has occurred in our financial position or results of operations.
(g)	Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors, officers and controlling persons, that we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we undertake, unless in the opinion of our counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.
(3)	We hereby undertake that:
(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(4)	We hereby undertake to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to our net asset value (“NAV”) per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If we file a new post-effective amendment, the threshold would reset.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 21st day of May, 2014.

KCAP FINANCIAL, INC.

By:	/s/ Dayl W. Pearson Name: Dayl W. Pearson Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dayl W. Pearson Dayl W. Pearson	President and Chief Executive Officer; Director (principal executive officer)	May 21, 2014
/s/ Edward U. Gilpin Edward U. Gilpin	Chief Financial Officer, Secretary and Treasurer (principal financial and accounting officer)	May 21, 2014
* Christopher Lacovara	Director	May 21, 2014
* John A. Ward, III	Director	May 21, 2014
* C. Michael Jacobi	Director	May 21, 2014
* Albert G. Pastino	Director	May 21, 2014
* C. Turney Stevens, Jr.	Director	May 21, 2014
* Jay R. Bloom	Director	May 21, 2014
* Dean C. Kehler	Director	May 21, 2014

*	Signed by Edward V. Gilpin pursuant to a power of attorney executed by each individual on March 27, 2013 or May 22, 2013